As filed with the Securities and Exchange Commission on May 9, 2019

Registration No. 333-230694

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

IHEARTMEDIA, INC.

(Exact name of registrant as specified in its charter)

Delaware	4832	26-0241222
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

20880 Stone Oak Parkway

San Antonio, Texas 78258

Telephone: (210) 822-2828

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul M. McNicol

Executive Vice President and General Counsel

iHeartMedia, Inc.

125 W. 55th Street

New York, New York 10019

Telephone: (212) 377-7900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

James S. Rowe Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 Telephone: (312) 862-2000	Michael Kaplan Marcel Fausten Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective. If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)(3)	Amount of Registration Fee(3)(4)
Class A common stock, par value $0.001 per share	$ 100,000,000	$ 12,120

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of any additional shares of Class A common stock that the underwriters have the option to purchase.
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.
(4)	This amount was previously paid in connection with the initial filing of this registration statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

Subject to Completion

Preliminary Prospectus dated May 9, 2019

                 Shares

Class A Common Stock

This is an initial public offering of shares of Class A common stock of iHeartMedia, Inc. (“iHeartMedia,” “we,” “us,” “our” or the “Company”) par value $0.001 per share (“Class A common stock”). iHeartMedia, Inc. is offering                  shares of its Class A common stock to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional                  shares of iHeartMedia’s Class A common stock. We will not receive any proceeds from any sale of shares of Class A common stock by the selling stockholders.

The estimated initial public offering price of our Class A common stock is between $             and $             per share. Our Class A common stock is currently quoted on the OTC Pink Market under the symbol “IHTM”. We intend to apply to list our Class A common stock on the NASDAQ Global Select Market under the symbol “IHRT.”

By participating in this offering, you are representing that (1) you (i) are not a representative of any foreign government or foreign person; (ii) if a natural person, are a citizen of the United States; and (iii) if an entity, are (a) organized under the laws of the United States and (b) have less than 25 percent of your voting rights, and less than 25 percent of your equity, held directly or indirectly by non-U.S. persons or entities, as determined pursuant to the regulations of the Federal Communications Commission (“FCC”); and (2) your acquisition of Class A common stock in this offering will not cause you, together with any person or entity with which your interests must be aggregated pursuant to FCC regulations, and taking into account any stock that you or any such person or entity subject to aggregation pursuant to FCC regulations already owns, to acquire (i) a voting or equity interest in us that requires “specific approval” under the FCC’s foreign ownership limitations; or (ii) an “attributable” interest in us, in each case as determined pursuant to the FCC’s regulations.

See “Risk Factors” beginning on page 29 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to iHeartMedia	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

The underwriters have the option to purchase up to an additional                 shares of our Class A common stock from us at the public offering price less the underwriting discounts and commissions for a period of 30 days after the date of this prospectus.

At our request, the underwriters have reserved up to                  shares of Class A common stock, or up to         % of the shares offered by this prospectus, for sale at the initial public offering price through a directed share program to certain individuals associated with iHeartMedia. See the section titled “Underwriting—Directed Share Program.”

The underwriters expect to deliver shares of our Class A common stock against payment on                , 2019.

Goldman Sachs & Co. LLC	Morgan Stanley

Prospectus dated                 , 2019.

We, the selling stockholders and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus or in any free writing prospectuses we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus is current only as of its date.

i

NOTICE TO INVESTORS

We hold licenses issued by the Federal Communications Commission (“FCC”) to operate radio broadcast stations. As a result of these holdings, we are subject to the Communications Act of 1934, as amended (the “Communications Act”) and FCC regulations that, among other things, generally prohibit foreign entities or individuals from directly or indirectly owning or holding the right to vote more than 25 percent of our equity. In addition, under FCC rules, a direct or indirect owner of our securities could violate and/or cause us to violate FCC media ownership limitations if such owner owns an interest in us that is “attributable” under FCC regulations and also owns or acquires an “attributable” interest in other radio stations in the same market as one or more of our radio stations.

Our Fifth Amended and Restated Certificate of Incorporation (our “certificate of incorporation”) contains provisions designed to ensure compliance with these limitations. This prospectus supplement does not constitute an offer to sell any share of common stock to any person in violation of these or any other provisions of our certificate of incorporation.

In connection with this offering, each purchaser will be required to make representations to us in order to help ensure our compliance with the FCC’s foreign ownership and media ownership limitations. Specifically, by participating, each purchaser will be deemed to be making a representation to us that (1) (i) it is not the representative of any foreign government or foreign person; (ii) if a natural person, it is a citizen of the United States; and (iii) if an entity, it is (a) organized under the laws of the United States, and (b) has less than 25 percent of its voting rights, and less than 25 percent of its equity, held directly or indirectly by non-U.S. persons or entities, as determined pursuant to the FCC’s regulations; (2) its acquisition of Class A common stock in this offering will not cause it, together with any person or entity with which its interests must be aggregated pursuant to FCC regulations, and taking into account any stock that it or any such person or entity subject to aggregation pursuant to FCC regulations already owns, to acquire a voting or equity interest in us that requires “specific approval” under the FCC’s foreign ownership limitations (generally a voting or equity interest in excess of 5 percent or 10 percent, with the applicable percentage determined by FCC regulations); and (3) its acquisition of Class A common stock in this offering will not cause it, together with any person or entity with which its interests must be aggregated pursuant to FCC regulations, and taking into account any stock that it or any such person or entity subject to aggregation pursuant to FCC regulations already owns, to acquire an “attributable” interest in us (generally a 5 percent or greater voting interest), as determined pursuant to the FCC’s regulations. If we determine that any of your representations are false or incorrect and/or that your ownership of shares could cause us to violate the FCC’s foreign ownership or media ownership limitations, we may take actions to ensure our compliance, which actions include, but are not limited to, suspending your rights of stock ownership or redeeming your shares. You should consult with counsel to ensure that you can make the representations required to purchase Class A common stock in this offering. See “Risk Factors — Risks Related to This Offering and Ownership of our Class A Common Stock—Regulations imposed by the Communications Act and the FCC limit the amount of foreign individuals or entities that may invest in our capital stock” and “—Our certificate of incorporation grants us broad authority to comply with FCC Regulations,” and “Business—Regulation of our Business” for more information.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research.

Our estimates are derived from information released by third-party sources, such as Adobe, Inc (“Adobe Analytics”), Bridge Ratings LLC (“Bridge Ratings”), Comscore, Inc. (“Comscore”, via its Media Metrix Multi-Platform, February 2019, P2 + desktop/P13 + mobile), Deloitte Touche Tohmatsu Limited (“Deloitte”), Edison Investment Research Ltd. (“Edison”), eMarketer, Inc (“eMarketer”), Equirus Securities Private Limited (“Equirus”), Interpublic Group Inc. (“Magna,” the Centralized IPG Mediabrand Research), IPSOS Group S.A.

(“IPSOS”), Miller Kaplan Arase LLP (“Miller Kaplan”), GfK MRI (“MRI”), Nuvoodoo LLC (“NuVodoo”), PJ Solomon LP (“PJ Solomon”), Podtrac, Inc. (“Podtrac”), S&P Global Market Intelligence (“Kagan,” a media research group within S&P Global Market Intelligence), Scarborough Research Corporation (“Scarborough”), Shareablee, Inc. (“Shareablee”), Statista Inc. (“Statista”), Sponsorship Research International (“SRi”), The Nielsen Company (“Nielsen”), Triton Digital, Inc. (“Triton”), Voicebot.ai by Edge Lens LLC (“Voicebot”) and Publicis Groupe (“Zenith,” an agency within Publicis Media). In addition, certain of our estimates are derived from these sources, as well as data from our internal research and studies, and are based on such data and our knowledge of our industry, which we believe to be reasonable. For example, certain of our estimates and data are based on information provided by our business unit, Media Monitors, and surveys of certain of our listeners, or radio listeners generally, that we have conducted, such as (i) our Power of Personalities & State of Listening Survey of 1,090 radio listeners we conducted in August 2017 (our “Power of Personalities Survey”), (ii) our Audio Universe Survey of 350 listeners we conducted in March 2019 (our “Audio Universe Survey”) and (iii) our iHeartMedia Trust Survey of 294 respondents we conducted in December 2018 (our “Trust Survey”). These surveys, and other surveys we conduct using primary research tools such as Ask Suzy, often comprise varying sample sizes and respondent pools, which may not be representative of the broader population. We have not had this information verified by any independent sources. The independent industry publications used in this prospectus were not prepared on our behalf. While we are not aware of any misstatements regarding any such information or data presented in this prospectus, forecasts, assumptions, expectations, beliefs, estimates and projections involve risk and uncertainties and are subject to change based on various factors, including those described under the headings “Forward-Looking Statements” and “Risk Factors.”

When used in this prospectus, certain data and statistics compare us to other industry participants who are (i) “commercial podcasters,” which excludes non-profit media organizations such as National Public Radio, and (ii) “advertising supported audio companies,” which excludes music content companies such as SONY Music Entertainment and Universal Music Group. References in this prospectus to “Millennials” refer to those persons between the ages of 18 and 34 years old and references to “Generation Z” or “teens” refer to those persons between the ages of 12 and 17 years old.

TRADEMARKS AND TRADENAMES

This prospectus includes our trademarks and service marks which are protected under applicable intellectual property laws and are the property of iHeartMedia or its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

BASIS OF PRESENTATION

We have incorporated by reference in this prospectus the historical consolidated financial statements of iHeartMedia, Inc. as of March 31, 2019, December 31, 2018 and December 31, 2017 and for the three months ended March 31, 2019 and 2018 and each of the three years in the period ended December 31, 2018. These historical consolidated financial statements include the financial condition and results of operations of both the radio and outdoor businesses of the Company.

This prospectus also contains unaudited pro forma condensed consolidated financial statements that have been developed by applying pro forma adjustments to the historical consolidated financial statements of iHeartMedia, Inc. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2019 gives effect to the Separation as defined in “Prospectus Summary—Recent Developments”, the Reorganization as defined in “Prospectus Summary—Recent Developments”, the application of fresh start accounting, the issuance of                  shares of Class A common stock in this offering and the application of proceeds therefrom as if they had occurred on March 31, 2019. The unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2019 and 2018 and for the year ended December 31, 2018 give effect to the Separation, the Reorganization, the application of fresh start accounting, the issuance of                  shares of Class A common stock in this offering and the application of proceeds therefrom as if they had occurred on January 1, 2018. The unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2017 and 2016 give effect to the Separation as if it had occurred on January 1, 2016. All pro forma adjustments and underlying assumptions are described more fully in the notes to the unaudited pro forma condensed consolidated financial statements included in the prospectus.

CERTAIN NON-GAAP FINANCIAL MEASURES

Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash flows that either includes or excludes amounts that are not normally included or excluded in the most directly comparable measure calculated and presented in accordance with GAAP. Certain non-GAAP financial measures included in this prospectus, including Adjusted EBITDA and Adjusted EBITDA margin may not comply with these guidelines. See “Prospectus Summary—Summary Historical Consolidated Financial Data” and “Prospectus Summary—Selected Historical Supplemental Non-GAAP Measures” for definitions of Adjusted EBITDA and Adjusted EBITDA margin and a quantitative reconciliation of each of those measures to the most directly comparable GAAP financial measure.

The non-GAAP measures presented in this prospectus are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. We present these non-GAAP measures as supplemental measures of our performance and our ability to service our debt and because we believe such measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

We use these measures, among other things, to evaluate our operating performance, for planning and forecasting of future periods, and for measuring performance for compensation of executives and other members of management. We believe these measures are important indicators of our operational strength and performance of our business because they provide a link between profitability and net income. They are also primary measures used by management in evaluating companies as potential acquisition targets.

We believe the presentation of these measures is relevant and useful for investors because it allows investors to view performance in a manner similar to the method used by our management. It helps improve investors’ ability to understand our operating performance and makes it easier to compare our results with other companies that have different capital structures, stock option structures or tax rates. In addition, we believe these measures are also among the primary measures used externally by our investors, analysts and peers in our industry for purposes of valuation and comparing our operating performance to that of other companies in our industry. However, our non-GAAP financial measures, including our measure of Adjusted EBITDA and Adjusted EBITDA margin, may not be directly comparable to similarly titled measures used by other companies.

The non-GAAP measures presented in this prospectus should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity. Our presentation of these non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Non-GAAP measures have limitations as analytical tools and should not be considered in isolation or as substitutes for an analysis of our results as reported under GAAP. Some of the limitations of these measures are:

•	they do not reflect our historical cash expenditures, future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect our tax expense or the cash requirements to pay our taxes;

•	they do not reflect our interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and our Adjusted EBITDA measure does not reflect any cash requirements for such replacements;

•

the adjustments attributable to cost savings that are made in calculating Adjusted EBITDA include estimates as to the amounts of cost savings related to actions which either have been taken or are expected to be taken;

•	they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows;

•	they do not reflect the impact of earnings or charges resulting from matters we consider to not be indicative of our ongoing operations, including restructuring and reorganization expense; and

•	they do not reflect limitations on or costs related to transferring earnings from our subsidiaries to us.

In addition, other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure. Because of these limitations, the non-GAAP measures presented in this prospectus should not be considered as measures of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations, including those under the notes. You should compensate for these limitations by relying primarily on our GAAP results and using the non-GAAP measures only supplementally.

v

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A common stock. For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors,” “Unaudited Pro Forma Condensed Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes and the information incorporated by reference herein. Some of the statements in this prospectus are forward-looking statements. See “Forward-Looking Statements.”

In this prospectus, references to “iHeartMedia,” “iHeart,” the “Company,” “we,” “us,” and “our” refer to iHeartMedia, Inc., the issuer of the Class A common stock offered hereby, or iHeartMedia, Inc. and its consolidated subsidiaries, as the context requires. In this prospectus, references to our Class A common stock and Class B common stock are references to our Class A common stock and Class B common stock to be issued in connection with or following our Reorganization (as defined in “—Recent Development” below).

Our Company

Audio is hot, and we are the number one audio media company in the U.S. based on consumer reach.

Within audio, there are two segments:

•	The ‘music collection’ segment, which essentially replaced downloads and CDs, and

•	The radio — ‘companionship’ — segment, in which people look to audio, starting with broadcast radio and the personalities there, as their friends and companions.

We serve this second segment and have used our large scale and national reach in broadcast radio to build additional complementary platforms. We are now the only major multi-platform audio media company, with each platform building on and extending our companionship relationship with the consumer.

Our product strategy is ‘be where our listeners are with the products and services they expect from us’. Our reach now extends across more than 250 platforms and over 2,000 different connected devices — and that reach continues to grow.

The platforms we lead in are:

•

Broadcast radio: We have never been stronger with consumers, and our broadcast radio assets reach more consumers today than ever. Our broadcast radio audience is almost twice as large as that of the next largest commercial broadcast radio company, as measured by Nielsen.

•

Digital: Our iHeartRadio digital platform is the number one streaming broadcast radio platform—with seven times the digital listening hours of the next largest commercial broadcast radio company, as measured by Triton.

•	Podcasts: We are the number one commercial podcast publisher—and we are almost three times the size of the next largest commercial podcaster as measured by downloads, according to Podtrac.

•

Social media: Our personalities, stations and brands have a social footprint that includes 146 million fans and followers as measured by Shareablee, which is six times the size of the next largest commercial broadcast audio media company. This social footprint was at the heart of delivering 310 billion social media impressions for our recent iHeartRadio Music Awards and its associated activities.

•

Events: We have over 20,000 local live events per year and eight major nationally-recognized tentpole events, which provide significant opportunities for consumer promotion, advertising and social amplification.

We have been able to unify all of our local brands under a master brand – iHeartRadio. Using that umbrella has allowed us to build our other platforms as well as extend into third-party platforms like Snapchat, YouTube and cable and broadcast television.

Our business model has been to build strong consumer relationships at scale and monetize them by renting those relationships to unaffiliated third parties. We are transforming our sales process to be more competitive with the major digital players that have brought data, targeting and technology into the media buying process. Additionally, we have built out a strong marketing sales function to support the marketing needs of advertisers and agencies in addition to the more traditional media buying transactional relationships.

iHeart is the leader in audio media built upon the strength of our broadcast assets

Broadcast radio holds a unique place in American culture. Consumers listen to the radio because the voice on the other side sounds like a friend. It is this companionship relationship that has withstood the test of time. As a result, radio has been characterized by Deloitte as having Revenue, Reach, and Resilience. Broadcast radio continues to reach more Americans each week than any other medium. While live and time-shifted television’s weekly reach has dropped to 86% among U.S. adults—and is now only 73% for the Millennial audience in the U.S.—radio’s weekly reach has remained steady (since the 1970s) at over 90% for persons aged 18+, and today reaches over 90% of Millennials and almost 90% of Generation Z weekly in the U.S., according to Nielsen’s Q3 2018 Total Audience Report. Additionally, the median age of broadcast radio’s heaviest users tends to be almost 15 years lower than the median age of television’s heaviest users, according to Scarborough, and radio offers the unique influence of a friend and word-of-mouth, giving it a distinct creative advantage over television, print and digital. Technology has expanded the opportunities to listen to the radio in the car, at work and at home, with new devices such as smart speakers, smart phones, gaming consoles and smart televisions.

iHeartMedia is the leader in the audio media sector in the U.S. We have a greater reach than any other media company in the U.S. with our broadcast radio assets alone, with our monthly reach of 275 million listeners aged 6+ (derived from a Nielsen measurement to enable like-to-like comparisons with digital media companies) representing an audience greater than the digital audience of Google (256 million, including YouTube) and Facebook (216 million, including Instagram and Messenger) in the U.S. as measured by Comscore in March 2019. We believe our advantage is driven by our unique ability to build relationships and engage a broad spectrum of audiences and demographics as we fulfill listeners’ need for companionship and to be connected with the world. We believe we have proven that we are the companion of choice through our strong engagement, with listeners spending on average 30 minutes a day with our programming, content and personalities (derived from Nielsen measurements) relative to Google’s engagement time of 25 minutes, excluding YouTube, and Facebook’s engagement time of 18 minutes per visitor per day on average, excluding Instagram and Messenger (derived from Comscore’s monthly minutes per visitor measurement in March 2019). Additionally, the Company is able to serve key audiences through individual radio formats targeted to desirable lifestyle and taste segments.

The backbone of the Company is our portfolio of 848 live broadcast radio stations and a local sales force servicing approximately 160 U.S. markets, including 48 of the top 50 markets (with three markets embedded in larger markets), and 86 of the top 100 markets (with four markets embedded in larger markets). According to Nielsen’s Fall 2018 book, we have the most number one ranked stations across the top 160 markets, and across the largest 50 markets, with 71 and 28 number one ranked stations in these markets, respectively. With our broadcast radio platform alone, we have almost twice the broadcast radio audience of our next closest broadcast competitor. We also have seven times the digital listening hours of our next closest commercial radio broadcast competitor. Our scale, diverse audience platforms and unique value proposition for advertisers result in our higher ratio of share of radio revenue to share of audience of 1.5x, relative to Cumulus (1.2x) and Entercom (1.2x) as derived from measurements by Miller Kaplan, Media Monitors, and Nielsen.

We believe that, unlike other broadcast radio companies, iHeartMedia has a national reach platform as opposed to only a portfolio of local markets. To monetize that, we have built a sizable national sales force that further enables us to compete for advertising dollars that have not traditionally been allocated to broadcast radio. We believe that this dedicated sales team, which works directly with clients and agencies, enables us to create unique marketing partnerships that allow advertisers to coordinate national-scale campaigns while also leveraging our local footprint, consumer relationships and other consumer platforms, including podcasting, events, social and digital. Additionally, we own Katz Media, a leading media representation firm which services other radio companies, television companies and digital players for national advertising.

A critical element of the unique and powerful consumer bond with radio is our radio personalities. These personalities have a strong connection with their listeners, as evidenced by the fact that 86% of respondents to iHeartMedia’s Power of Personalities Survey perceive a deep connection with their favorite personality; in addition, 63% of respondents have considered purchasing a product recommended by their favorite personality. Our relationship with the consumer is further enhanced by the production and distribution of syndicated media content (for iHeartMedia stations and for affiliated stations) through our Premiere Networks business. Premiere Networks is a leading audio content syndicator, covering talk, politics, sports, entertainment, etc. and includes nationally-recognized talent such as Ryan Seacrest, Rush Limbaugh, Sean Hannity, Elvis Duran, Steve Harvey, Bobby Bones, Delilah, The Breakfast Club, Nancy Grace, Big Boy, Enrique Santos, Ellen K and Colin Cowherd. In addition, we are the number one source of real-time traffic and weather content on broadcast radio through our Total Traffic & Weather Network, providing advertisers with yet another national reach platform which, according to Nielsen, provides access to almost every commuter in America.

Our strategy is to be everywhere our listeners want us to be – making us the number one multi-platform audio media company

Our strategy is to be everywhere our listeners want to find us by having a presence on all major and emerging platforms. We are the leader across various audiences and platforms, and we believe our differentiated reach, national footprint with local execution, best-in-class engagement and shared infrastructure provide us with a strong foundation and operating efficiencies as we expand onto new platforms.

iHeartMedia is America’s #1 Audio Media Company By Reach

And the Only Major Multi-Platform Audio Company

Multi-Platform Audience/Usage (Millions)

Source:

Broadcast Radio: Fall 2018 Nielsen Audio Nationwide - Monthly Reach People 6+

Commercial Podcasts: Podtrac Ranker March 2019, Global downloads & streams

Social: Shareablee March 2019. Includes fans and followers of iHeartMedia’s stations, brands and personalities. May include some duplication

Digital Audio Streaming: comScore media-metrix; total audience March 2019; Ad-supported estimates based on Pandora and Spotify SEC Filings

Youtube: YouTube Analytics dashboard March 2019. Spotify and Pandora below minimum reporting thresholds.

Snap: Snapchat Discover Dashboard March 2019 (global)

In addition, we have developed an iconic master brand that resonates across our diverse geographical markets and unifies our multiple platforms and local brands. The creation of the “iHeartRadio” master brand has allowed us to consolidate all our consumer products under the iHeartRadio banner and create a highly recognizable brand with strong consumer awareness, according to an IPSOS study commissioned by us. Today, iHeart brand aided awareness is 82%, in line with other widely recognized consumer brands such as Spotify at 85% and Pandora at 89%. We have evidence that both advertisers and consumers have grown to value the “iHeartRadio” brand, which is associated with consistent quality and improved satisfaction. Today, the “iHeartRadio” brand is an iconic powerhouse in the audio industry that underpins our multi-platform strategy as evidenced by:

•

Our Leadership in Digital Radio Streaming: We deliver broadcast radio and custom radio (with a small on-demand component) to 128 million registered users on the iHeartRadio service and app on over 250 platforms and over 2,000 different connected devices — including smart speakers, digital auto dashes, tablets, wearables, smartphones, virtual assistants, televisions and gaming consoles. This digital audience is seven times larger than the digital listening hours of the next largest commercial broadcaster. In addition to the iHeart streaming product, the Company also has more than 800 station and personality websites reaching tens of millions of consumers monthly, and we license the iHeartRadio service and brand to international partners in Mexico, Canada, Australia and New Zealand.

•

Our Prominence in Live Events: We have over 20,000 local live events per year and eight major nationally-recognized tentpole events: the iHeartRadio Music Festival, the iHeartRadio Music Awards, the iHeartCountry Festival, the iHeartRadio Fiesta Latina, the iHeartRadio Podcast Awards, iHeartRadio ALTer Ego, iHeartRadio Wango Tango and the iHeartRadio Jingle Ball Tour. Our iHeartRadio Music Festival has the highest brand awareness (59%) among live music events, greater than the Coachella (54%) and Lollapalooza (52%) music festivals according to a Q4 2018 IPSOS study commissioned by us. Additionally, we believe our festivals are the most coveted. According to the Q4 2018 IPSOS study, 44% of persons aged 13-49 would most like to attend an iHeartRadio event, greater than Coachella, Lollapalooza, Burning Man Project and SXSW.

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Our Differentiated Social Reach: iHeartMedia’s personalities, stations and brands have garnered 146 million social fans and followers as compared to Spotify’s 28 million and Pandora’s 8 million, as measured by Shareablee. Our radio personalities engage with their listeners and fans across every major social platform, using technology to extend their deep listener connection and relationships. Furthermore, our “iHeart” branded events provide opportunities for significant social amplification, as evidenced in 2019 when our iHeartRadio Music Awards and associated activities generated 310 billion social media impressions. By building deep engagement on the major social platforms, we believe we have positioned ourselves around the important conversations, making social media today’s even more powerful equivalent of the radio call-in phone lines of the past.

Additionally, as of March 2019, the Company has 17 million monthly unique visitors on Snapchat and 21 million monthly unique visitors on YouTube, which we believe are larger than the audiences of the other major audio players on these platforms.

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Our Leadership in Podcasting: Our multi-platform strategy has also enabled us to extend our leadership into the rapidly growing podcasting sector. The 2018 acquisition of Stuff Media, LLC solidified our position as the number one commercial podcast publisher globally, as measured by monthly downloads and monthly unique listeners according to Podtrac, the industry standard for third-party podcast measurement. We also have the most downloaded podcast of all time as measured by Podtrac, with How Stuff Works at over 1 billion downloads. Overall podcasting industry revenue is expected to increase to $0.7 billion by 2020, according to the iAB, from an estimated $0.4 billion in 2018, a 28% CAGR. We believe iHeartMedia has key capabilities to continue to lead in podcasting driven by the power of our multiple platforms to promote our podcasts to our entire consumer audience as well as to create and grow new podcasts. iHeart is distinguished among podcast publishers by our unique ability to both promote and air our podcasts on broadcast radio, and combine podcast advertising with broadcast advertising to give additional power to advertising messages. We also publish our broadcasts as podcasts, which increases our podcast inventory. We have a 24/7 live channel on the iHeartRadio App carrying the full podcast lineup. The result is low-cost, high-quality programming for stations that builds awareness and demand for featured podcasts. We believe this offering drives consumers to the iHeartRadio service as a podcast destination.

Additionally, we believe we are well-positioned to leverage our iconic brand and enormous reach to benefit from incremental listening growth. As smart speakers are creating an in-home audio hub that enhances radio’s reach, developing a leadership position in this category has become a key element of our growth strategy. Smart speaker adoption has seen rapid acceleration, with a 26% penetration rate among U.S. adults in 2018, representing a 2,500% increase since 2016, as measured by Voicebot. This new technology creates a significant opportunity for iHeartMedia, as the 2019 NuVoodoo Ratings Prospect Study indicates that radio listening is one of the top activities on smart speakers, with 39% of respondents using a smart speaker to listen to FM radio, 14% listening to AM radio and 14% listening to podcasts. As of January 2019, smart speaker listening had grown as a share of iHeartRadio’s total AM/FM streaming by over 162% as measured by Triton, versus growth of 111% for the overall broadcast radio industry, including iHeartMedia. iHeart’s strength with Alexa and other smart speaker listening demonstrates our ability to lead with new technologies and substantially adds to radio listening opportunities in the home.

We also have two radio stations on SiriusXM, which we view primarily as a promotional vehicle since the Sirius subscription-driven revenue model is non-competitive with the Company’s strategic direction.

We are developing advanced and efficient monetization platforms with the goal of providing many of the same benefits as the leading digital advertisers

With our continued technology investments and market-leading position, we believe iHeartMedia is poised to transform the broadcast radio industry by bringing digital-like solutions to broadcast radio. In so doing, we believe we can not only differentiate our platforms relative to other radio broadcasters, but also drive revenue growth by gaining share of advertising spend currently that is allocated to other sectors such as television and digital. This potential market capture has the potential to expand the scope of our addressable market beyond U.S. radio advertising budgets.

The benefits of audience targeting and programmatic transaction efficiencies hold as true for audio as they do for other media formats. These include superior measurement, increased control and reduced overhead. Using technology to harness and analyze the consumer data we have at our disposal creates a more efficient value proposition for advertisers. iHeartMedia’s programmatic advertising capability is derived from our SmartAudio, SoundPoint, and iHeartMedia Analytics data and technology platforms. We continue to invest in these platforms, as evidenced by our 2018 acquisition of Jelli Inc., the technology company that powers our SoundPoint programmatic platform. Our broadcast industry-leading digital-like advertising capability has allowed us to provide advanced advertising solutions that can deliver specific audience cohorts to advertisers, as well as attribution and measurement analytics. We believe that our capabilities will transform the way advertisers plan, buy and measure their audio campaigns, making us the preferred tech-enabled broadcast audio advertising platform. Our proprietary solutions include:

•	SoundPoint: Our digital-like ad-buying solution that allows clients to view the available broadcast inventory across various cohorts to address their specific needs

•	SmartAudio: Our application of data science to aggregate business data from broadcasts and the user insights that come from listeners using our digital platform

•	iHeartMedia Analytics: Our tools to present the effectiveness of clients’ broadcast radio advertising campaigns by providing detailed digital dashboards on the results of the advertising spend

In addition, we offer local digital services for advertisers under our SLATE banner. Some of these are reseller relationships of key services, including local website maintenance, audience extension products and third-party app advertising inventory. By offering both an at-scale national platform and analytics, as well as local services, we believe we are the best positioned provider to serve advertiser needs among audio companies.

We believe our leadership position provides tangible financial benefits

Our leadership position across multiple platforms and our advancements in our digital-like broadcast advertising capabilities are starting to yield a positive financial impact. For 2018, on a pro forma basis, iHeartMedia generated $3.6 billion in Revenue, $2 million of Consolidated net loss, $452 million of Operating income (13% margin) and $976 million of Adjusted EBITDA (27% margin), the highest Adjusted EBITDA margin of any major advertising-supported audio media company. Since 2010, we have outperformed the broadcast radio market on an average annual revenue growth basis by more than 200 basis points relative to the industry average excluding iHeartMedia, and in the first quarter ended March 31, 2019, we outperformed the market by approximately 340 basis points relative to the industry average excluding iHeartMedia, as measured by Miller Kaplan. As a result of the consummation of the Reorganization, iHeartMedia carries substantially less debt than it has historically, providing the Company with significantly enhanced financial flexibility. With our inherently low maintenance capital expenditures and working capital profile, iHeartMedia expects to generate significant free cash flow and de-lever over time.

Market Opportunity

Audio plays a fundamental role in the daily lives of millions of consumers, connecting them to the world like no other medium. In the multi-tasking reality of modern-day life, audio has become more important than ever. The broader audio advertising sector in the U.S. represents an approximately $19 billion market opportunity including radio, podcasts, and digital, according to an aggregation of market estimates from independent firms including Kagan, Zenith, MAGNA, Equirius and the IAB. iHeart is uniquely positioned in the audio advertising ecosystem as we touch each of these markets. We also compete in the larger $248 billion U.S. advertising market — inclusive of the $19 billion radio, podcast and digital opportunity — by developing and offering competitive advertising products intended to attract advertising and marketing dollars that might otherwise go to companies in the cable and broadcast television, digital, search, Internet, audio, print, newspaper, sponsorship and other advertising spaces.

Additionally, we believe there are a number of trends in advertising that favor iHeart, including vendor consolidation and the need for solutions-based marketing, data-driven insights and reliability — all of which favor scaled platforms with mass distribution, first party data and a trusted brand, such as iHeart.

We believe there are two segments within the audio media space — music collection, which replaces downloads and CDs, and radio, which provides companionship. While these two segments have co-existed for over half a century, they are different businesses. Music collection is about the individual experience, allowing listeners to escape the world by creating and listening to their own playlists and music selections. Historic examples of the music collection experience include cassette tapes, mixtapes, CDs, LPs and 45 rpm records. Today, examples of music collections include Spotify and Pandora, which have evolved from previous forms of distribution including retail stores, downloads and physical copies. Radio, on the other hand, is a two-way social experience. The radio audience wants to be connected to the outside world, they look for companionship throughout the day, even a friend to share the ride to and from work. Radio is also a source of information that keeps them connected to the world 24/7 and allows them to discover everything from a new trending artist and song to traffic and weather information, celebrity news, new restaurants and social hotspots and trends. According to our Power of Personalities Survey, 80% of listeners in the 18-44 age group discover new music primarily through broadcast radio. While approximately 54% of the radio audience also has a music collection (according to Scarborough), they understand the difference between the two and consumption of both typically moves in parallel. According to our Audio Universe Survey, consistent with our prior Power of Personalities Survey, nine out of ten people surveyed say that they listen to both radio and music collections, but at different times, and for different reasons — acknowledging the difference between these two segments. Therefore, we believe digital audio consumption is “in addition to” and not “instead of” radio, as further evidenced by the fact that despite significant growth in digital audio from 2008 to 2018 — from 33 million weekly listeners to 160 million weekly listeners — broadcast radio has also grown in the same period from 236 million weekly broadcast radio listeners to 249 million weekly broadcast radio listeners aged 12+, as measured by Nielsen.

We believe broadcast radio continues to profoundly enrich the lives of listeners and create value for advertisers. Broadcast radio is the most prevalent audio medium, owing to its nearly universal and free access, far reaching penetration, ubiquity across platforms and role as a provider of both nationally and locally relevant programming. Compared with music collection platforms, we believe that when Americans choose radio, they do so primarily because it provides them with a companionship relationship. In a recent survey by Bridge Ratings, 75% of listeners said they use broadcast radio explicitly for companionship. The younger demographic also prefers radio. Broadcast radio is the number one mass reach vehicle for teens, with a 93% reach every month. In fact, based on data from Nielsen and MRI, far more teens are reached by radio than by streaming devices or digital players, which supports the view that radio is here to stay with the emerging generation. Furthermore, new platforms and devices have increased radio’s momentum and there are several reasons why we believe radio will continue to thrive in the U.S.:

Reach across demographics

Broadcast radio is a mass appeal platform and continues to reach more Americans each week than any other platform across all demographics (teens, Millennials and adults). For example, for Millennials, according to Nielsen, radio has significantly outperformed television’s reach with a weekly reach of 91% of the U.S. population versus television’s live and time-shifted reach of 73%.

Broadcast radio not only reaches more Americans; it also has the largest share of listening. Based on data from Nielsen and Triton, 84% of time spent listening (excluding satellite radio and podcasts) is over broadcast radio. An important element of broadcast radio’s reach and share is in-car consumption. Broadcast radio dominates in-car listening, with 84% of car-using respondents indicating radio usage in 2018, the same rate as in 2011, and radio also representing 67% of listening hours in the car in 2018, according to an Edison survey conducted in September 2018. Streaming has replaced CDs and other collection devices in the car, rather than reducing the reach and share of broadcast radio. We believe this dynamic is unlikely to change materially, as a 2017 IPSOS In-Car survey indicates that eight in ten consumers in the U.S. agree that regular AM/FM radios will remain prevalent in cars and only 1% of respondents did not want an AM/FM radio with their next car.

Deep cultural connection with audience

Radio plays a special role in our culture. Nielsen data shows that radio still reaches essentially the same percentage of adults in the U.S. as in the early 1970s, demonstrating the enduring appeal of radio as a unique companionship medium. In contrast, television’s weekly reach of adults 18+ has declined from 94% in 2004 to 86% in 2018, and live and time-shifted television’s weekly reach among Millennials has also declined, from 91% to 73%, over the same period. In our increasingly multi-tasking lives, we believe that there will be more incremental opportunities for consumers to listen than to watch, and radio will be the major beneficiary of this opportunity. Indeed, according to Nielsen, more than 80% of TV viewers report using other digital devices while watching TV.

Radio continues to offer consumers something different in the form of curated, personality-led audio. The medium is able to offer influencers a word-of-mouth style conversation, which propels audience engagement and connection in a very effective way. According to our Power of Personalities Survey, radio personalities have a unique connection with their listeners. In particular, 74% of survey respondents value the personalities’ opinions and perspectives and 63% considered or purchased a product recommended by their favorite personality. This engagement and personal relationship developed between radio personalities and the audience is also evidenced by data from a survey of 294 respondents that we conducted in December 2018 that indicates that broadcast radio is the most trusted medium in America. According to these survey respondents, broadcast radio is 81% more trustworthy than cable television, and two times more trustworthy than online websites and social media.

Additionally, radio has deep and ongoing relationships with recording artists and has a long history of also breaking new artists and music. Radio is the preferred medium for exposure as it leads to mass recognition, ultimately driving an artist’s music and concert sales. The 2017 Nielsen Music 360 Study (which is a study of the interaction with music by Millennial consumers in the U.S.) and other surveys show that radio remains the number one source for discovering new music, and artists recognize the importance of broadcast radio in their success. We work closely with them on an ongoing basis to build out their marketing and career plans.

Superior value proposition for advertisers

According to Nielsen, radio offers an 8:1 return on advertising spend. Radio typically has lower cost per thousand impressions (“CPMs”) on average than other mass reach platforms, which we believe provides another upside opportunity for revenue.

Technology enables adoption and presents significant opportunity

In addition to the virtually universal penetration of radios in cars and strong penetration of homes and offices with traditional radios, technology has enabled radio to now be distributed across an even broader platform base, including smart phones, tablets, wearables, digital dashboards, gaming consoles and smart speakers, ultimately resulting in increased reach and return on investment. Select categories where radio benefits from recent technological advances and innovation include:

•	Streaming: There are two types of streaming services — streaming music and streaming radio — and both continue to grow. iHeartRadio offers consumers the ability to stream live radio broadcasts, digital-only radio stations, custom artist stations, and podcasts across a multitude of platforms and has a streaming user base of 128 million registered users.

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Smart Speakers: With current market penetration levels of 26%, a 2,500% increase since 2016, smart speakers present significant opportunity for radio’s growth in the home. Radio is one of the top activities on smart speakers, with 39% of owners using their smart speakers to listen to FM broadcast radio streams, 14% using it for AM radio stations and 14% using it for podcasts, according to NuVoodoo. In addition to existing radios, smart speakers are new devices and create incremental opportunities for additional listening in the home, expanding radio’s listening potential.

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Podcasting: Podcasts continue to expand the audio landscape, and the number of users has surged to 90 million in the U.S. in 2019, with 32% of the U.S. population aged 12 and above having listened to a podcast in the last month (compared to 9% in 2008), according to Edison in January 2019. By focusing on this trend, iHeartMedia has become the number one commercial podcast publisher globally as measured by Podtrac, with 165 million monthly downloads globally and streams and nearly 18 million U.S. unique monthly users, in March 2019.

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Big Data and Technology Enabled Advertising Platforms: The next level of efficiency in radio advertising will be supported by the increasing adoption of technology-enabled advertising solutions, including data analytics and targeting and programmatic advertising. New technology solutions will enable agencies to more accurately monitor the success of campaigns and target time slots and stations that are most appropriate for their advertising material. We believe our acquisition of Jelli, Inc. and our investments in SmartAudio have positioned us to be a leader in this area.

Our Competitive Strengths

Reach leader among major U.S. media companies with a diversified, multi-platform strategy

Radio talks to everyone about everything at all times. As a result of its ubiquitous presence (made all the more possible through technology and the emergence of new platforms and devices), ease of use and diversity of audio content, radio has replaced television as the number one reach medium and iHeartMedia’s broadcast radio platform has greater reach in the U.S. than either Google or Facebook. We believe iHeartMedia is uniquely positioned within this landscape given the breadth of our portfolio — reaching 91% of Americans monthly through our broadcast radio assets alone. Our connectivity spans all demographics, including 91% of Generation Z and 92% of Millennials each month, highlighting the enduring appeal of radio. Moreover, iHeartMedia’s multi-platform approach extends this relationship and national footprint beyond broadcast radio through our 128 million registered digital users, 20,000 annual local live events, 7 million newsletter recipients, 71 million monthly unique visitors in March 2019 to all our digital properties (including station and on-air personality websites) according to Comscore and 146 million social fans and followers across our personalities, stations and brands according to Shareablee. In so doing, we seek to distance ourselves from companies that focus on only one platform in the audio ecosystem by working to be everywhere our consumers are with the products and services they expect from us.

Companionship with our audience creates a deep and engaged relationship in an increasingly fragmented world — and is a different business than ‘music collection’ or playlist experiences

A listener’s music collection or playlist experience often serves to narrowly define an individual, allowing the person a momentary escape from his or her surroundings — however, this is a different business than radio. From our first experience with radio it has always been a social experience we grow up with using together with our family and those closest to us. Audio is woven into the journey of our daily lives, and radio serves as a constant companion that we return to with increasing frequency. Indeed, Nielsen data shows that the average radio listener tunes in seven times daily to just broadcast radio. Radio is also a place for discovery and remains the number one source for discovering new music. The complementary nature of radio is supported by the fact that this statement holds true even for listeners who also use an on-demand digital service — the modern equivalent to a ‘music collection’. According to our Power of Personalities Survey, 84% of individuals ages 18 to 44 who regularly use on-demand digital services agreed that radio is the main way they discover new music.

iHeartMedia provides a platform for our listeners to start a conversation in a way that other mediums cannot. Prior generations’ experience using telephones to call in to their favorite on-air personality has been supplemented by the exponential growth of social media. Today, listeners can simultaneously interact and contribute their voices to the ongoing on-air dialogue in real time. iHeartMedia’s personalities, stations and brands have approximately 146 million social media fans and followers and many of our on-air personalities and stations have hundreds of thousands or millions of independent followers. Our presence on social platforms creates a dual path of connectivity with our audience and source of continuous feedback—we listen, we engage, and we respond.

This two-way relationship helps to create a trusted bond and strong relationship between the listener and our on-air talent. Our Power of Personalities Survey suggests that 86% of our listeners perceive a deep connection with a favorite radio personality and 74% value their opinion and perspectives. We believe this relationship is important to our listeners—and a powerful tool for our advertising partners.

We believe the cumulative impact of these deep relationships yields higher daily consumer engagement for iHeartMedia than premier digital brands, including Google and Facebook. Moreover, our tentpole live events highlight how this passionate engagement translates to massive social moments, with, for example, the 2019 iHeartRadio Music Awards and associated activities generating 310 billion social media impressions. We believe this depth of connectivity not only enriches our listeners’ experience—it also delivers insight on our audience and creates unique opportunities for our advertising partners and builds the iHeartRadio brand.

The only major audio media company with a master brand strategy

The iHeartRadio master brand ties together our radio stations, digital platforms, social, podcasts and live events in a unified manner that reflects the quality and compelling nature of our listener experiences. Consumers of both our local station brands and our national platforms trust in the uncompromising commitment to excellence that is associated with our national iHeartRadio brand, and which is expressed through each of our local broadcast stations, which refer to themselves as “an iHeartRadio station”. This dynamic creates the powerful combination of broad scope and local focus to not only attract national advertisers, but also to maintain an engrained consumer presence in the most important markets in the country. Our master brand strategy also promotes positive consumer sentiment and brand awareness, when consumers know that the station or event is associated with iHeartRadio. According to IPSOS, the iHeartRadio Music Festival has greater brand awareness than other celebrated music events including both Coachella and Lollapalooza. Similarly, according to IPSOS, iHeartRadio has 82% aided brand awareness, multiples higher than any broadcast radio company and even higher than Apple Music and SiriusXM. We continue to build and strengthen the iHeartRadio master brand and in so doing enhance the value of all of our assets.

Well-positioned to benefit from incremental listening growth

Audio is hot, with multiple growth drivers. The consumer trend towards increased audio consumption has only been magnified by the proliferation of smart speakers, streaming services and podcasts as a content category. We have the scale and products to benefit from this incremental listening growth and the addition of new audio platforms that can be built as adjuncts to our existing and diversified audio platforms. We are now available on over 250 online and mobile platforms and over 2,000 different types of connected devices, including a leading position on Alexa where iHeartRadio stations were built into the platform and do not need a downloaded skill to access. In fact, according to NuVoodoo, listening to AM/FM radio is one of the top reported activities on smart speakers. This extended access allows our listeners to truly enjoy audio content wherever they are and during all of the experiences that might populate their day. Indeed, we are well-positioned to benefit from the pressures on consumers’ time, as listening is more efficient and available than watching or looking in this time-constrained, multi-tasking world. This dynamic not only increases addressable listening hours, but also drives increasing advertising impressions. In the higher at-home listening months of December 2018 and January 2019, Alexa was the largest single source of unique users for iHeartRadio according to our internal Adobe Analytics reporting—larger than iOS, Android or Web.

iHeartMedia also has the ability to add new audio platforms and to expand and promote those platforms through existing iHeart assets. In particular, according to Podtrac, iHeart has become the number one commercial podcast publisher globally, with 165 million global monthly downloads and streams and nearly 18 million U.S. unique monthly users in March 2019. We are also able to leverage the power and scale of radio to advance these new content categories, as exemplified through our recent launches of The Ron Burgundy Podcast and Disgraceland Season 3 podcasts (whereby excerpts of the audio series were distributed across our broadcast radio stations and via our social media channels).

Networks and industry-leading media representation business extend impact on ecosystem

iHeartMedia maintains both a leading national audio content syndicator (Premiere Networks) and the largest audio network provider of traffic, weather, news and sports reports in the U.S. (Total Traffic & Weather Network), according to Nielsen. Premiere Networks’ roster of nationally-recognized on-air talent (including Ryan Seacrest, Rush Limbaugh, Sean Hannity, Elvis Duran, Steve Harvey, Bobby Bones, Delilah, The Breakfast Club, Nancy Grace, Big Boy, Enrique Santos, Ellen K and Colin Cowherd) facilitates the type of daily dialogue and content discovery that engenders connectivity with our listeners. Moreover, the Total Traffic & Weather Network reaches more than 2,100 radio stations in over 220 markets and is available to almost every commuter in America. Through Katz Media, we also serve as an industry-leading media representation firm working with more than 3,100 non-iHeartMedia radio stations, nearly 800 television stations and their respective digital platforms, as well as digital-only players such as Spotify. We estimate that in 2018 Katz represented more than 80% of non-iHeartMedia national radio advertising, and nearly 40% of the independent TV industry, excluding owned-and-operated TV and cable TV. We believe our understanding of, and involvement with, all of the components of the audio ecosystem allows iHeartMedia to serve as the informed thought leader in shaping the direction of the industry.

Proprietary audio technology platform drives advertiser return on investment

Through organic investment and strategic acquisitions, iHeartMedia has developed analytic products for our broadcast programmatic advertising platform that enable media buyers to evaluate and purchase radio inventory based on impressions and psychographic cohorts, with associated attribution to prove iHeartMedia’s impact. In so doing, we are able to deliver data-driven insights, targeting and analytics for advertisers that mirror the standards established by the major digital players. Our advancements in developing data services and programmatic buying platforms for our broadcast inventory will provide capabilities similar to digital players while increasing efficiency for advertising partners.

Unique music research platform is powerful and proprietary programming asset

We believe we have unique data and research that not only ascertains the popularity of songs by markets—it lets us compare and contrast markets to each other to help us better predict the future success of songs and artists and understand the segments of their appeal. Having this as a tool for our programmers gives them a competitive advantage. Additionally, we are able to use this knowledge and feedback to better help develop artists, working closely with music companies, managers, and directly with the artists themselves. We believe that no other company can provide this combination of services, information and relationships that we provide across all of iHeart’s platforms.

Unique combination of reach, engagement and data-driven insight creates bespoke ad inventory

We are able to utilize our multi-platform portfolio of assets, deep engagement with listeners and digital-like analytics and targeting to deliver customized and impactful advertising solutions. The unique combination of reach, engagement, data-driven insights and marketing expertise creates bespoke opportunities for advertisers. This combination improves both our media advertising relationships and our marketing-driven advertising solutions.

Positioned to capture ad spend from other mediums

While audio has been historically disrupted by the digital advertising giants, we believe that our suite of digital data advertising products, coupled with our scale and platform, now provide the assets that enable us to respond to the new advertising world that Facebook and Google pioneered. We believe our proprietary technology and data-enhanced audience insights will enable the Company to access broader marketing budgets, including television and digital advertising budgets, for our existing advertisers, new advertisers and agencies that were previously not accessible. This potential share capture would meaningfully extend our addressable ad market beyond the $19 billion existing pool (as estimated by our aggregation of independent third party sources) of dedicated U.S. audio advertising spend. We believe that radio is under-utilized as an ad medium relative to the time spent on the platform, and that this dynamic is another indication of our potential for growth.

Superior unit economics

Compared to streaming audio services, radio broadcasters have distinct unit economics advantages because unlike radio stations, streaming audio services are required to pay royalties with respect to the public performance of sound recordings. For non-subscription, non-interactive streaming (like radio from simulcasts or iHeartRadio’s custom radio feature), the statutory rate set by the Copyright Royalty Board (“CRB”) for the period from 2016 to 2020 is currently $0.0018 per performance and the rate for subscription non-interactive streaming is $0.0023 per performance (these rates are subject to annual adjustment based on the Consumer Price Index). Also, interactive streaming services must license the right to use sound recordings in their services privately from sound recording copyright owners. We understand that these royalties plus the royalties paid to copyright owners in the underlying musical compositions in total average approximately 60% to 70% of revenue related to these services. Our understanding is based primarily on our own experience licensing such rights for the iHeartRadio All Access and iHeartRadio Plus audio services, as well as an analysis of Pandora’s and Spotify’s public filings, which indicate that the rates we pay for such services are in line with the general market rates. However, in the case of the iHeartRadio All Access and iHeartRadio Plus audio services, since revenue from these streaming services represents a small portion of our overall revenue, the rates we pay for these streaming services do not materially affect the overall average licensing rates we pay. Our broadcast radio business enjoys superior unit economics because in the U.S., radio airplay of sound recordings is considered a public performance, and accordingly, radio stations do not pay recorded music royalties for over-the-air broadcast. They do pay performance royalties to songwriters, but these royalties generally represent only about 3% of annual revenue. As a result of these economics, we believe that we have a superior overall cost structure, which is reflected in our higher operating margins, versus that of major music streaming services such as Pandora and Spotify which have reported negative operating margins.

Resilient financial model

We believe the aggregate impact of our differentiated multi-platform strategy results in durable topline growth and increasing profitability due to the inherent operating leverage in the business. Low capital intensity should result in strong free cash flow conversion and growth. Our financial profile should provide a strong foundation for iHeartMedia to continue to drive transformation within the audio industry.

Our Growth Strategy

Our strategy is centered on building strong consumer relationships with national reach. Providing this kind of at-scale companionship creates high-value advertising inventory for current audio advertisers as well as new advertisers and delivers superior returns to both. Moreover, we believe that we can leverage our investments in technology and data-informed decision making to capture increasing market share of the long tail of national and local revenue. The key elements of this growth strategy are:

Continued capture of advertising spend from all mediums

We intend to take advantage of our national scale, the brand power of “iHeartRadio,” and product innovation to capture additional share of the overall radio advertising pool. We also believe our enhanced audience data and related analytics tools should drive capture of additional revenue from other advertising sectors, including digital and television, as advertisers are able to target audiences and measure the efficacy of their ad spend in a manner that mirrors the capabilities of these other mediums. We believe our advertising partners value the unique reach, engagement and return potential of audio, as well as iHeartMedia’s differentiated platforms and marketing expertise, positioning the Company to capitalize on this trend. This trend is best seen in through the growth in ad spend by our top 250 customers for 2018, which collectively grew at 10% CAGR from 2014 to 2018.

We have made, and continue to make, significant investments so we can provide an ad-buying experience similar to that which was once only available from digital-only companies. Our programmatic solution for broadcast radio, SoundPoint, provides improved planning and automated ad-buying by relying on sophisticated planning algorithms and a cloud-based network across all of iHeartMedia’s broadcast radio inventory to deliver highly optimized plans to our advertising customers. SmartAudio is our audio data analytics advertising platform for broadcast radio which can be executed through the SoundPoint product. With SmartAudio, advertisers can do impression-based audience planning and dynamic radio advertising that utilizes real-time triggers such as weather, pollen counts, sports scores, mortgage rates and more to deploy different campaign messages based on what is happening in a specific market at a specific moment. SmartAudio has allowed brands to use broadcast radio advertisements to dynamically serve the most relevant message in each market, at each moment, just as they do with digital campaigns, to ensure increased relevance and impact. In 2018, we launched iHeartMedia Analytics, the first fully-digital measurement and attribution service for broadcast radio that we believe can transform the way advertisers plan, buy and measure much of their audio campaigns to better optimize the extensive reach of radio. We continue to look for ways to further develop our advertising capabilities in order to expand our share of advertising partners’ budgets.

Increasing share of national advertising market

Broadcast radio is the number one consumer reach medium, and advertisers have a renewed appreciation for its scale, diverse demographic access and impact. We intend to complement our current local advertising presence in approximately 160 U.S. markets by further growing our stake in national advertising campaigns through our multi-platform portfolio of audio assets, roster of on-air talent, and the amplifying effect of our listeners’ social engagement. As a result of our ongoing technology investments, national advertisers can now look to our audio offerings with their extensive reach, efficient pricing and digital-like analytics as powerful alternatives to other national ad mediums.

Broadening the scope of audio engagement

We continue to expand the spectrum of choices for our listeners — both in terms of compelling content and the array of ways in which it can be consumed. The proliferation of smart speakers and other connected devices greatly increases the range of options for accessing and interacting with our content. We are also very focused on rapidly growing content categories, such as our leadership position in podcasting. These initiatives not only improve the listener experience—they facilitate further engagement and heightened frequency of advertising impressions.

Notably, iHeartRadio, our all-in-one digital music, podcast and live streaming digital radio service, is available on an expansive range of platforms and devices including smart speakers, digital auto dashes, tablets, wearables, smartphones, virtual assistants, televisions and gaming consoles.

With the acquisition of Stuff Media, LLC in September 2018, we significantly extended our position as the largest commercial podcast publisher globally. We believe that podcasting is to talk what streaming is to music and is the next strategic audio platform. Our podcasting platform will allow us to capture incremental revenue as well as extend station brands, personalities and events onto a new platform—ultimately extending and deepening our consumer relationships and our opportunities for additional advertising revenue.

Employing technology to gain greater penetration of the long tail of advertising markets

In addition to having sellers in approximately 160 local markets across the U.S., which few media companies can claim, we intend to extend our technology platform to address the smaller clients that we do not currently reach through direct sales operations. As indication of the size of the potential opportunity, the Company currently has roughly 60,000 total clients compared to millions of clients for some of our largest social and search competitors which utilize technology solutions for smaller advertisers.

Utilizing our unique bundle of advertising inventory to drive CPM uplift

By adding other high CPM platforms into our mix, as well as providing unique and differentiated solutions for advertisers, we believe that we have the potential to see a CPM uplift. Although our primary focus is revenue, we also aim to maximize the value of our inventory. Moreover, we are continuing to develop platforms (including podcasts) that independently garner superior CPMs.

Leveraging the iHeartRadio master brand to expand our high-profile live events platform

Audio is a social experience and an important extension of the medium is live events. For our listeners, live events are an opportunity to interact with fellow fans and engage with their favorite artists. For our advertising partners, they are a chance to reach a captivated and highly targeted audience directly tied to our high reach and strong engagement broadcast radio platform. They also provide an opportunity to extend into platforms like cable and broadcast television, create ancillary licensing revenue streams and serve as an opportunity for ticket revenue. As with all of our platforms, the data collection from these sources is valuable to both our product creation process and our advertisers. Through our portfolio of major award shows, festivals and 20,000 local live events, we intend to continue to find innovative ways to integrate sponsorships and deliver unique advertising moments. In so doing, we will seek to create additional revenue opportunities through this platform.

Recent Developments

On March 14, 2018, we, iHeartCommunications, Inc. (“iHeartCommunications”) and certain of our direct and indirect domestic subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief (the “Chapter 11 Cases”) under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”), in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”) as a result of our significant amount of indebtedness and the continued effects of adverse market conditions following the 2008 financial crisis. On April 28, 2018, we and the other Debtors filed a plan of reorganization (as amended, the “Plan of Reorganization”) and a related disclosure statement (as amended, the “Disclosure Statement”) with the Bankruptcy Court, which we subsequently amended by filing the second, third, fourth and fifth amended Plan of Reorganization and amended versions of the Disclosure Statement. On December 3, 2018, we announced that more than 90% of the votes cast by the creditors and shareholders who were entitled to vote had voted to accept the Plan of Reorganization, which exceeded the votes necessary for confirmation and reflected the support of holders of nearly $12 billion of outstanding debt obligations across the Debtors’ capital structure, as well as the Debtors’ equity sponsors. On January 22, 2019, our Plan of Reorganization was confirmed by the Bankruptcy Court.

On May 1, 2019 (the “Effective Date”), the conditions to the effectiveness of the Plan of Reorganization were satisfied and we emerged from Chapter 11 through (a) a series of transactions (the “Separation”) through which Clear Channel Outdoor Holdings, Inc. (“CCOH”), its parent Clear Channel Holdings, Inc. (“CCH”) and its subsidiaries (collectively with CCOH and CCH, the “Outdoor Group”) were separated from, and cease to be controlled by us and our subsidiaries, and (b) a series of transactions (the “Reorganization”) through which we reduced iHeartCommunications’ debt from approximately $16 billion to approximately $5.8 billion and effected a global compromise and settlement among holders of claims (“Claimholders”) in connection with the Chapter 11 Cases, which involves, among others, (i) the restructuring of our indebtedness by (A) replacing our “debtor-in-possession” credit facility with a $450 million senior secured asset-based revolving credit facility and (B) issuing to certain of our pre-petition senior creditors, on account of their claims, an approximately $3.5 billion senior secured term loan credit facility, approximately $1.45 billion aggregate principal amount of new 8.375% Senior Unsecured Notes due 2027 and approximately $800 million aggregate principal amount of new 6.375% Senior Secured Notes due 2026, (ii) our issuance of the Class A common stock, new Class B common stock (“Class B common stock”), and special warrants to purchase shares of Class A common stock or Class B common stock (“Special Warrants”) to Claimholders, and (iii) the intercompany settlement transactions and sale of the preferred stock of our indirect wholly-owned subsidiary iHeart Operations, Inc. effected in connection with the Separation. See “Our Separation and Reorganization” and “Description of Certain Indebtedness and Subsidiary Preferred Stock” for more information.

Risks Associated with Our Business

There are a number of risks related to our business, this offering and our Class A common stock that you should consider before you decide to participate in this offering. You should carefully consider all the information presented in the section entitled “Risk Factors” in this prospectus. Some of the principal risks related to our business include the following:

•	risks associated with weak or uncertain global economic conditions and their impact on the level of expenditures on advertising;

•	intense competition, including increased competition from alternative media platforms and technologies;

•	dependence upon the performance of on-air talent, program hosts and management as well as maintaining or enhancing our master brand;

•	volatility in the trading price of our Class A common stock, which has a limited trading history;

•	substantial market overhang from securities issued in the Reorganization and freely tradeable as of the date of this offering; and

•	regulations impacting our business and the ownership of our securities.

These and other risks are more fully described in the section entitled “Risk Factors” in this prospectus. If any of these risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, you could lose all or part of your investment in our Class A common stock.

General Corporate Information

Our corporate headquarters are in San Antonio, Texas and we have executive offices in New York, New York. Our corporate headquarters are located at 20880 Stone Oak Parkway, San Antonio, Texas 78258 (telephone: (210) 822-2828). Our corporate website is www.iheartmedia.com. The information that appears on this or any of our other websites is not part of, and is not incorporated into, this prospectus and should not be relied upon in determining whether to make an investment in our Class A common stock.

Organizational Structure

The following chart summarizes our organizational structure and principal indebtedness and equity ownership prior to this offering. All of our subsidiaries depicted below are wholly owned. Other materially wholly owned domestic subsidiaries of iHeartCommunications that are not shown here also guarantee the debt issued at iHeartCommunications.

(1) Represents options to purchase up to                  shares of Class A common stock and up to                  Class A restricted stock units (“RSUs”) to be awarded prior to this offering under the iHeartMedia, Inc. 2019 Incentive Equity Plan (the “Incentive Equity Plan”). The percentage is presented on a fully-diluted and distributed basis, assuming the conversion of all the Class B common stock and the exercise of all Special Warrants. An additional 4% of the equity on a fully-diluted and distributed basis will be reserved for issuance under the Incentive Equity Plan. See “Executive Compensation — Incentive Equity Plan.”

The Offering

Issuer	iHeartMedia.

Class A common stock offered by us	shares.

Class A common stock offered by the selling stockholders	shares.

Option to purchase additional shares of our Class A common stock	shares.

Class A common stock to be outstanding immediately after this offering	shares (or shares if the underwriters’ option to purchase additional shares is exercised in full).

Class B common stock to be outstanding immediately before and after this offering	shares.

Total shares of Class A common stock to be outstanding immediately after this offering, assuming the conversion of all shares of Class B common stock and exercise of all Special Warrants	shares.

Use of proceeds	We estimate that the net proceeds from the sale of shares of our Class A common stock in this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option in full to purchase additional shares of our Class A common stock from us), based upon the initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses payable by us and the selling stockholders.

We intend to use the net proceeds from this offering to repay a portion of the borrowings under our New Term Loan Facility.

We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders in this offering.

See ‘‘Use of Proceeds.”

Voting rights	We have two classes of common stock: Class A common stock and Class B common stock. Holders of Class A common stock are entitled to one vote per share on all matters submitted to a vote of the Company’s stockholders. Holders of Class B common stock are not entitled to vote in the election of directors or, in general, on any other matter submitted to a vote of the Company’s stockholders, but are entitled to one vote per share on the following matters: (a) any amendment or modification of any specific rights or obligations of the holders of Class B common stock that does not similarly affect the rights or obligations of the holders of Class A common stock, in which case the holders of Class B Common Stock will be entitled to a separate class vote, with each share of Class B common stock having one vote; and (b) to the extent submitted to a vote of our stockholders, (i) the retention or dismissal of outside auditors by the Company, (ii) any dividends or distributions to our stockholders, (iii) any material sale of assets, recapitalization, merger, business combination, consolidation, exchange of stock or other similar reorganization of the Company or any of its subsidiaries, (iv) the adoption of any amendment to our certificate of incorporation, (v) other than in connection with any management equity or similar plan adopted by our board of directors (our “Board”), any authorization or issuance of equity interests, or any security or instrument convertible into or exchangeable for equity interests, in the Company or any of its subsidiaries, and (vi) the liquidation of the Company, in which case in respect to any such vote concerning the matters described in clause (b), the holders of Class B common stock will be entitled to vote with the holders of the Class A common stock, with each share of common stock having one vote and voting together as a single class.

Dividend policy	We currently intend to retain any future earnings for investment in our business and do not expect to pay any dividends in the foreseeable future. The declaration and payment of all future dividends, if any, will be at the discretion of our Board and will depend upon our financial condition, earnings, contractual conditions, or applicable laws and other factors that our Board may deem relevant. See “Dividend Policy.”

FCC Foreign Ownership Restrictions on Purchasing Class A common stock in this offering

By purchasing Class A common stock in the offering, you are hereby representing that: (i) you are not the representative of any foreign government or foreign person; (ii) if a natural person, you are a citizen of the United States; and (iii) if an entity, you are (a) organized under the laws of the United states, and (b) have less than 25% of your voting rights, and less than 25% of your equity, held directly or indirectly by non-U.S. persons or entities, as determined pursuant to the FCC’s regulations. In addition, you are representing to us that your purchase of Class A common stock in this offering will not cause you, together with any person or entity with which your interests must be aggregated pursuant to FCC regulations, and taking into account any stock that you or such person or entity subject to aggregation pursuant to FCC regulations already owns, to acquire a voting or equity interest in the Company that requires “specific approval” under the FCC’s foreign ownership limitations (generally a voting or equity interest in excess of 5 percent or 10 percent, with the applicable percentage determined by FCC regulations). See “Notice to Investors.”

FCC Media Ownership Restrictions on Purchasing Class A common stock in this offering	By purchasing Class A Common Stock in this offering, you are hereby representing that your acquisition of Class A Common Stock will not cause you, together with any person or entity with which your interests must be aggregated pursuant to FCC regulations, and taking into account any stock that you or such person or entity subject to aggregation pursuant to FCC regulations already owns, to acquire an “attributable” interest in the Company (generally a 5 percent or greater voting interest). See “Notice to Investors.”

You should consult with counsel to ensure that you can make the representations described here and above in “FCC Foreign Ownership Restrictions on Purchasing Class A common stock in this offering.”

Risk factors	Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Directed Share Program	At our request, the underwriters have reserved up to shares of Class A common stock, or up to % of the shares offered by this prospectus, for sale at the initial public offering price through a directed share program to certain individuals associated with iHeartMedia. The sales will be made at our direction by and its affiliates through a directed share program. The number of shares of our Class A common stock available for sale to the general public in this offering will be reduced to the extent that such individuals purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered by this prospectus. Participants in this directed share program will not be subject to lock-up or market standoff restrictions with the underwriters or with us with respect to any shares of Class A common stock purchased through the directed share program. For additional information, see the section titled “Underwriting—Directed Share Program.”

Symbol for trading on the NASDAQ Global Select Market	“IHRT.”

Unless otherwise indicated, all information in this prospectus:

•	excludes an aggregate of 14,366,686 shares of Class A common stock reserved for issuance under the Incentive Equity Plan;

•

excludes 6,947,567 shares of Class A common stock issuable upon conversion of Class B common stock, and 81,453,648 shares of Class A common stock or Class B common stock issuable upon exercise of Special Warrants at a price of $0.001 per share;

•	assumes an initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus); and

•	assumes no exercise of the underwriters’ option to purchase additional shares of our Class A common stock from us.

Summary Historical and Pro Forma Financial Information

The following sets forth summary historical consolidated financial data and summary unaudited pro forma condensed consolidated financial data as of the dates and for the periods indicated. The summary historical consolidated financial data as of March 31, 2019 and for the three months ended March 31, 2019 and 2018 is derived from the unaudited consolidated financial statements of iHeartMedia incorporated by reference in this prospectus. The summary historical consolidated financial data for the years ended December 31, 2018, 2017, and 2016, and as of December 31, 2018 and 2017, is derived from the consolidated financial statements of iHeartMedia incorporated by reference in this prospectus. The summary historical consolidated financial data as of March 31, 2018 and December 31, 2016 is derived from the consolidated financial statements of iHeartMedia which are not included or incorporated by reference in this prospectus. The historical results of iHeartMedia are not necessarily indicative of the results to be expected for future periods, and our historical results for any interim period are not necessarily indicative of results to be expected for a full fiscal year. The historical results of iHeartMedia also do not reflect the Separation of the Outdoor Group. See “Unaudited Pro Forma Condensed Consolidated Financial Data.”

The summary unaudited pro forma condensed consolidated financial data as of March 31, 2019, and for the three months ended March 31, 2019 and 2018 and the years ended December 31, 2018, 2017 and 2016, is derived from the historical consolidated financial statements of iHeartMedia and gives effect to the Separation as of March 31, 2019 for purposes of the balance sheet, as of January 1, 2018 for purposes of the statements of operations for the three months ended March 31, 2019 and 2018 for the year ended December 31, 2018, and as of January 1, 2016 for purposes of the statements of operations for the years ended December 31, 2017 and 2016. The summary unaudited pro forma condensed consolidated financial data as of March 31, 2019 and for the three months ended March 31, 2019 and 2018 and the year ended December 31, 2018 also gives effect to the Reorganization, the application of fresh start accounting, the shares of Class A common stock to be issued in this offering and the application of proceeds therefrom, as if they had occurred on March 31, 2019 for purposes of the balance sheet and as of January 1, 2018 for purposes of the statements of operations. The pro forma adjustments are based upon available data and certain estimates and assumptions we believe are reasonable. The summary unaudited pro forma condensed consolidated financial data is for informational purposes only and does not purport to represent the results of operations or financial position that the Company would actually obtain if the transactions occurred at any date, nor does such data purport to project the results of operations for any future period.

The summary historical and pro forma financial data should be read in conjunction with “Risk Factors”, “Prospectus Summary—The Offering”, “Unaudited Pro Forma Condensed Consolidated Financial Data”, Capitalization”, “Selected Consolidated Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and the Company’s historical consolidated financial statements and related notes thereto which are incorporated by reference in this prospectus. The amounts in the tables may not add due to rounding.

Summary Historical Consolidated Financial Data:

	Historical Consolidated Results For the Years Ended December 31,			Historical Consolidated Results For the Three Months Ended March 31,
(In thousands)	2018	2017	2016	2019	2018
				(unaudited)
Results of Operations Data:
Revenue	$6,325,780	$6,168,431	$6,251,000	$1,381,899	$1,369,648
Operating expenses:
Direct operating expenses (excludes depreciation and amortization)	2,532,948	2,468,724	2,395,037	614,919	602,355
Selling, general and administrative expenses (excludes depreciation and amortization)	1,896,503	1,842,222	1,726,118	455,723	472,987
Corporate expenses (excludes depreciation and amortization)(1)	337,218	311,898	341,072	74,700	78,734
Depreciation and amortization	530,903	601,295	635,227	113,366	151,434
Impairment charges(2)	40,922	10,199	8,000	91,382	—
Other operating income (expense), net	(6,768)	35,704	353,556	(3,549)	(3,286)

Operating income	980,518	969,797	1,499,102	28,260	60,852
Interest expense(3)	722,931	1,864,136	1,850,119	114,764	418,397
Equity in earnings (loss) of nonconsolidated affiliates	1,020	(2,855)	(16,733)	(214)	157
Gain (loss) on extinguishment of debt	100	1,271	157,556	(5,474)	100
Other expense, net	(58,876)	(20,194)	(86,009)	(10,722)	(1,063)
Reorganization items, net(4)	356,119	—	—	36,118	192,055

Loss before income taxes	(156,288)	(916,117)	(296,203)	(139,032)	(550,406)
Income tax benefit (expense)	(46,351)	457,406	49,631	3,431	117,366

Consolidated net loss	$(202,639)	$(458,711)	$(246,572)	$(135,601)	$(433,040)

Cash Flow Data:
Cash paid for interest	$397,984	$1,772,405	$1,764,776	$103,897	$94,533
Capital expenditures	296,324	291,966	314,717	51,126	38,703
Net cash flows provided by (used for) operating activities	966,672	(491,210)	(15,765)	88,987	175,476
Net cash flows provided by (used for) investing activities	(345,478)	(214,692)	533,496	(52,411)	(37,196)
Net cash flows provided by (used for) financing activities	(491,799)	151,335	(418,231)	1,996	(92,445)

Other Financial Data:
Adjusted EBITDA(5)	$1,611,397	$1,609,728	$1,852,417	$247,335	$225,966
Adjusted EBITDA margin(6)	25%	26%	30%	18%	16%
Operating margin(7)	16%	16%	24%	2%	4%
Consolidated net loss margin(8)	(3)%	(7)%	(4)%	(10)%	(32)%

	Historical Consolidated Results As of December 31,			Historical Consolidated Results As of March 31,
(In thousands)	2018	2017	2016	2019	2018
				(unaudited)
Balance Sheet Data:
Current assets	$2,235,017	$2,067,347	$2,494,229	$2,090,052	$2,082,205
Property, plant and equipment, net	1,791,140	1,884,714	1,948,162	1,741,238	1,838,799
Total assets	12,269,515	12,260,431	12,851,789	14,285,970	12,192,993
Current liabilities	1,247,649	16,354,597	1,674,574	1,439,572	1,000,043
Long-term debt, net of current maturities	5,277,108	5,676,814	20,022,080	5,293,405	5,636,670
Liabilities subject to compromise	16,480,256	—	—	16,829,329	16,488,391
Stockholders’ deficit	(11,560,342)	(11,344,344)	(10,901,861)	(11,566,113)	(11,771,410)

Summary Unaudited Pro Forma Condensed Consolidated Financial Data:

	Pro Forma for Separation For the Years Ended December 31,			Pro Forma for Separation For the Three Months Ended March 31,		Pro Forma for Separation, Reorganization and Fresh Start Adjustments For the Year Ended December 31,	Pro Forma for Separation, Reorganization and Fresh Start Adjustments For the Three Months Ended March 31,
(In thousands)	2018	2017	2016	2019	2018	2018	2019	2018
Results of Operations Data:
Revenue	$3,611,323	$3,586,647	$3,574,633	$795,797	$772,786	$3,611,031	$796,007	$772,713
Operating expenses:
Direct operating expenses (excludes depreciation and amortization)	1,062,373	1,059,123	976,718	267,115	241,066	1,071,063	265,600	243,238
Selling, general and administrative expenses (excludes depreciation and amortization)	1,376,931	1,346,063	1,212,621	332,980	346,092	1,368,662	331,197	344,025
Corporate expenses (excludes depreciation and amortization)(1)	227,508	208,648	225,167	46,854	52,912	260,877	50,891	61,193
Depreciation and amortization	211,951	275,304	291,103	38,290	67,374	415,733	106,675	104,252
Impairment charges(2)	33,150	6,040	726	91,382	—	33,150	91,382	—
Other operating income (expense), net	(9,266)	9,313	(1,132)	(27)	(3,232)	(9,266)	(27)	(3,232)

Operating income (loss)	690,144	700,782	867,166	19,149	62,110	452,280	(49,765)	16,773
Interest expense(3)	334,798	1,484,435	1,475,090	712	321,133	405,446	102,079	101,292
Equity in earnings (loss) of nonconsolidated affiliates	116	(1,865)	(15,044)	(7)	(31)	116	(7)	(31)
Gain on extinguishment of debt	100	1,271	157,556	—	100	100	—	100
Other expense, net	(23,579)	(48,949)	(15,858)	(10,364)	(20,516)	(23,579)	(10,364)	(20,516)
Reorganization items, net(4)	356,119	—	—	36,118	192,055	—	—	—

Income (loss) before income taxes	(24,136)	(833,196)	(481,270)	(28,052)	(471,525)	23,471	(162,215)	(104,966)
Income tax benefit (expense)	(13,836)	177,188	127,130	61,194	162,733	(25,738)	94,735	71,093

Consolidated net income (loss)	$(37,972)	$(656,008)	$(354,140)	$33,142	$(308,792)	$(2,267)	$(67,480)	$(33,873)

	Pro Forma for Separation For the Years Ended December 31,			Pro Forma for Separation For the Three Months Ended March 31,		Pro Forma for Separation, Reorganization and Fresh Start Adjustments For the Year Ended December 31,	Pro Forma for Separation, Reorganization and Fresh Start Adjustments For the Three Months Ended March 31,
(In thousands)	2018	2017	2016	2019	2018	2018	2019	2018

Other Financial Data:
Adjusted EBITDA(5)	$976,430	$1,018,874	$1,202,107	$156,356	$139,973	$975,717	$159,864	$139,795
Adjusted EBITDA margin(6)	27%	28%	34%	20%	18%	27%	20%	18%
Operating margin(7)	19%	20%	24%	2%	8%	13%	(6)%	2%
Consolidated net income (loss) margin(8)	(1)%	(18)%	(10)%	4%	(40)%	0%	(8)%	(4)%

(In thousands)	Pro Forma for Separation As of March 31,	Pro Forma for Separation, Reorganization and Fresh Start Adjustments As of March 31
	2019	2019
Balance Sheet Data:
Current assets	$1,192,148	$933,148
Property, plant and equipment, net	496,678	731,828
Total assets	8,116,148	10,689,817
Current liabilities	394,500	400,585
Long-term debt, net of current maturities	—	5,743,271
Liabilities subject to compromise	16,829,329	—
Stockholders’ equity (deficit)	(9,229,272)	2,592,317

1)

Intercompany management charges from iHeartCommunications to CCOH of $7.4 million and $8.6 million for the three months ended March 31, 2019 and 2018, respectively, and $29.3 million, $32.0 million and $36.0 million for 2018, 2017 and 2016, respectively, are eliminated in consolidation in the historical consolidated financial statements of the Company. Pro forma Corporate expenses are presented net of such charges to CCOH as if CCOH was a separate third party. In addition, trademark license fees of $8.6 million for the three months ended March 31, 2018 and $38.6 million and $36.7 million for 2018 and 2017, respectively, are eliminated in consolidation in the historical consolidated financial statements of the Company, and the impacts of such charges are also excluded from pro forma Corporate expenses. No trademark license fees were charged after December 31, 2018.

2)

We recorded non-cash impairment charges of $91.4 million for the three months ended March 31, 2019 and $40.9 million, $10.2 million and $8.0 million during 2018, 2017 and 2016, respectively. Of these charges, $91.4 million for the three months ended March 31, 2019 and $33.2 million, $6.0 million and $0.7 million during 2018, 2017 and 2016, respectively, related to our audio media business (the “iHM Business”).

3)

Interest expense for the three months ended March 31, 2019 and 2018 and the year ended December 31, 2018 excludes contractual interest of $397.5 million, $66.3 million and $1,189.1 million, respectively, as a result of the Company ceasing to accrue interest on pre-petition long-term debt classified as Liabilities subject to compromise as of the March 14, 2018 petition date.

4)

Reorganization items for the three months ended March 31, 2019 and 2018 and the year ended December 31, 2018 consist of the write off of $0.0 million, $54.7 million and $67.1 million in deferred long-term debt fees, the write-off of $0.0 million, $131.1 million and $131.1 million of original issue discount on debt subject to compromise, $0.0 million, $0.0 million and $10.5 million in debtor-in-possession financing costs and $36.1 million, $6.3 million and $147.1 million in professional fees and other bankruptcy related costs, respectively.

5)

We define Adjusted EBITDA as consolidated Operating income adjusted to exclude restructuring and reorganization expenses included within Direct operating expenses, Selling, General and Administrative expenses, (“SG&A”) and Corporate expenses and non-cash compensation expenses included within Corporate expenses, as well as the following line items presented in our Statements of Operations: Depreciation and amortization; Impairment charges; and Other operating income (expense), net. Alternatively, Adjusted EBITDA is calculated as Consolidated net income (loss), adjusted to exclude Income tax (benefit) expense, Interest expense, Depreciation and amortization, Reorganization items, net, Other (income) expense, net, Gain on extinguishment of debt, Equity in earnings (loss) of nonconsolidated affiliates, Impairment charges, Other operating (income) expense, net, share-based compensation, and restructuring and reorganization expenses. Restructuring expenses primarily include severance expenses incurred in connection with cost-saving initiatives. Reorganization expenses primarily include the amortization of retention bonus amounts paid or payable to certain members of management directly as a result of the Reorganization. We use Adjusted EBITDA, among other measures, to evaluate the Company’s operating performance. This measure is among the primary measures used by management for the planning and forecasting of future periods, as well as for measuring performance for compensation of executives and other members of management. We believe this measure is an important indicator of our operational strength and performance of our business because it provides a link between operational performance and operating income. It is also a primary measure used by management in evaluating companies as potential acquisition targets. We believe the presentation of this measure is relevant and useful for investors because it allows investors to view performance in a manner similar to the method used by management. We believe it helps improve investors’ ability to understand our operating performance and makes it easier to compare our results with other companies that have different capital structures or tax rates. In addition, we believe this measure is also among the primary measures used externally by our investors, analysts and peers in our industry for purposes of valuation and comparing our operating performance to other companies in our industry. Since Adjusted EBITDA is not a measure calculated in accordance with GAAP, it should not be considered in isolation of, or as a substitute for, operating income as an indicator of operating performance and may not be comparable to similarly titled measures employed by other companies. Adjusted EBITDA is not necessarily a measure of our ability to fund our cash needs. Because it excludes certain financial information compared with operating income and compared with consolidated net income (loss), the most directly comparable GAAP financial measure, users of this financial information should consider the types of events and transactions which are excluded. See “Certain Non-GAAP Financial Measures.”

Reconciliation of Historical Consolidated Net Loss to EBITDA and Adjusted EBITDA:

The following table provides a reconciliation of our historical Consolidated net loss to EBITDA and Adjusted EBITDA:

	Historical Consolidated Results For the Years Ended December 31,			Historical Consolidated Results For the Three Months Ended March 31,
(In thousands)	2018	2017	2016	2019	2018
Consolidated net loss	$(202,639)	$(458,711)	$(246,572)	$(135,601)	$(433,040)
Income tax (benefit) expense	46,351	(457,406)	(49,631)	(3,431)	(117,366)
Interest expense(3)	722,931	1,864,136	1,850,119	114,764	418,397
Depreciation and amortization	530,903	601,295	635,227	113,366	151,434

EBITDA	$1,097,546	$1,549,314	$2,189,143	$89,098	$19,425
Reorganization items, net(4)	356,119	—	—	36,118	192,055
Other expense, net	58,876	20,194	86,009	10,722	1,063
(Gain) loss on extinguishment of debt	(100)	(1,271)	(157,556)	5,474	(100)
Equity in (earnings) loss of nonconsolidated affiliates	(1,020)	2,855	16,733	214	(157)
Impairment charges(2)	40,922	10,199	8,000	91,382	—
Other operating (income) expense, net	6,768	(35,704)	(353,556)	3,549	3,286
Share-based compensation	10,583	12,078	13,133	2,227	2,684
Restructuring and reorganization expenses	41,703	52,063	50,511	8,551	7,710

Adjusted EBITDA	$1,611,397	$1,609,728	$1,852,417	$247,335	$225,966

The following table provides a reconciliation of our historical Operating income to Adjusted EBITDA:

	Historical Consolidated Results For the Years Ended December 31,			Historical Consolidated Results For the Three Months Ended March 31,
(In thousands)	2018	2017	2016	2019	2018
Operating income	$980,518	$969,797	$1,499,102	$28,260	$60,852
Depreciation and amortization	530,903	601,295	635,227	113,366	151,434
Impairment charges(2)	40,922	10,199	8,000	91,382	—
Other operating (income) expense, net	6,768	(35,704)	(353,556)	3,549	3,286
Share-based compensation	10,583	12,078	13,133	2,227	2,684
Restructuring and reorganization expenses	41,703	52,063	50,511	8,551	7,710

Adjusted EBITDA	$1,611,397	$1,609,728	$1,852,417	$247,335	$225,966

Reconciliation of Pro Forma Consolidated Net Income (Loss) to pro forma EBITDA and pro forma Adjusted EBITDA:

The following table provides a reconciliation of our pro forma consolidated net income (loss) to pro forma EBITDA and pro forma Adjusted EBITDA:

	Pro Forma for Separation For the Years Ended December 31,			Pro Forma for Separation For the Three Months Ended March 31,		Pro Forma for Separation, Reorganization and Fresh Start Adjustments For the Year Ended December 31,	Pro Forma for Separation, Reorganization and Fresh Start Adjustments For the Three Months Ended March 31,	Pro Forma for Separation, Reorganization and Fresh Start Adjustments For the Three Months Ended March 31
(In thousands)	2018	2017	2016	2019	2018	2018	2019	2018
Consolidated net income (loss)	$(37,972)	$(656,008)	$(354,140)	$33,142	$(308,792)	$(2,267)	$(67,480)	$(33,873)
Income tax (benefit) expense	13,836	(177,188)	(127,130)	(61,194)	(162,733)	25,738	(94,735)	(71,093)
Interest expense(3)	334,798	1,484,435	1,475,090	712	321,133	405,446	102,079	101,292
Depreciation and amortization	211,951	275,304	291,103	38,290	67,374	415,733	106,675	104,252

EBITDA	$522,613	$926,543	$1,284,923	$10,950	$(83,018)	$844,650	$46,539	$100,578
Reorganization items, net(4)	356,119	—	—	36,118	192,055	—	—	—
Other expense, net	23,579	48,949	15,858	10,364	20,516	23,579	10,364	20,516
(Gain) on extinguishment of debt	(100)	(1,271)	(157,556)	—	(100)	(100)	—	(100)
Equity in (earnings) loss of nonconsolidated affiliates	(116)	1,865	15,044	7	31	(116)	7	31
Impairment charges(2)	33,150	6,040	726	91,382	—	33,150	91,382	—
Other operating (income) expense, net	9,266	(9,313)	1,132	27	3,232	9,266	27	3,232
Share-based compensation	2,066	2,488	2,842	393	578	35,435	4,430	8,859
Restructuring and reorganization expenses	29,853	43,573	39,138	7,115	6,679	29,853	7,115	6,679

Adjusted EBITDA	$976,430	$1,018,874	$1,202,107	$156,356	$139,973	$975,717	$159,864	$139,795

The following table provides a reconciliation of our pro forma Operating income (loss) to pro forma Adjusted EBITDA:

	Pro Forma for Separation For the Years Ended December 31,			Pro Forma for Separation For the Three Months Ended March 31,		Pro Forma for Separation, Reorganization and Fresh Start Adjustments For the Year Ended December 31,	Pro Forma for Separation, Reorganization and Fresh Start Adjustments For the Three Months Ended March 31,	Pro Forma for Separation, Reorganization and Fresh Start Adjustments For the Three Months Ended March 31
(in thousands)	2018	2017	2016	2019	2018	2018	2019	2018
Operating income (loss)	$690,144	$700,782	$867,166	$19,149	$62,110	$452,280	$(49,765)	$16,773
Depreciation and amortization	211,951	275,304	291,103	38,290	67,374	415,733	106,675	104,252
Impairment charges(2)	33,150	6,040	726	91,382	—	33,150	91,382	—
Other operating (income) expense, net	9,266	(9,313)	1,132	27	3,232	9,266	27	3,232
Share-based compensation	2,066	2,488	2,842	393	578	35,435	4,430	8,859
Restructuring and reorganization expenses	29,853	43,573	39,138	7,115	6,679	29,853	7,115	6,679

Adjusted EBITDA	$976,430	$1,018,874	$1,202,107	$156,356	$139,973	$975,717	$159,864	$139,795

6)	Calculated as Adjusted EBITDA divided by Revenue.
7)	Calculated as Operating income (loss) divided by Revenue.
8)	Calculated as Consolidated net income (loss) divided by Revenue.

RISK FACTORS

This offering and an investment in our Class A common stock involve a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our Class A common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, the trading price of our Class A common stock could decline and you could lose all or part of your investment in our Class A common stock.

Risks Related to Our Business

Our results have been in the past, and could be in the future, adversely affected by economic uncertainty or deteriorations in economic conditions.

We derive revenues from the sale of advertising. Expenditures by advertisers tend to be cyclical, reflecting economic conditions and budgeting and buying patterns. Periods of a slowing economy or recession, or periods of economic uncertainty, may be accompanied by a decrease in advertising. For example, the global economic downturn that began in 2008 resulted in a decline in advertising and marketing by our customers, which resulted in a decline in advertising revenues across our businesses. This reduction in advertising revenues had an adverse effect on our revenue, profit margins, cash flow and liquidity. Global economic conditions have been slow to recover and remain uncertain. If economic conditions do not continue to improve, economic uncertainty increases or economic conditions deteriorate again, global economic conditions may once again adversely impact our revenue, profit margins, cash flow and liquidity. Furthermore, because a significant portion of our revenue is derived from local advertisers, our ability to generate revenues in specific markets is directly affected by local and regional conditions, and unfavorable regional economic conditions also may adversely impact our results. In addition, even in the absence of a downturn in general economic conditions, an individual business sector or market may experience a downturn, causing it to reduce its advertising expenditures, which also may adversely impact our results.

We face intense competition in our business.

We operate in a highly competitive industry, and we may not be able to maintain or increase our current audience ratings and advertising revenues. Our business competes for audiences and advertising revenues with other radio businesses, as well as with other media, such as newspapers, magazines, television, direct mail, portable digital audio players, mobile devices, satellite radio, Internet-based services and live entertainment, within their respective markets. Audience ratings and market shares are subject to change for various reasons, including through consolidation of our competitors through processes such as mergers and acquisitions, which could have the effect of reducing our revenues in a specific market. Our competitors may develop technology, services or advertising media that are equal or superior to those we provide or that achieve greater market acceptance and brand recognition than we achieve. For example, our competitors may develop analytic products for programmatic advertising, and data and research tools, that are superior to those that we provide or that achieve greater market acceptance. It also is possible that new competitors may emerge and rapidly acquire significant market share in our business, or make it more difficult for us to increase our share of advertising partners’ budgets. The advertiser/agency ecosystem is diverse and dynamic, with advertiser/agency relationships subject to change. This could have an adverse effect on us if an advertiser client shifts its relationship to an agency with whom we do not have as good a relationship. An increased level of competition for advertising dollars may lead to lower advertising rates as we attempt to retain customers or may cause us to lose customers to our competitors who offer lower rates that we are unable or unwilling to match.

Our ability to compete effectively depends in part on our ability to achieve a competitive cost structure. If we cannot do so, then our business, financial condition and operating results would be adversely affected.

Alternative media platforms and technologies may continue to increase competition with our broadcasting operations.

Our terrestrial radio broadcasting operations face increasing competition from alternative media platforms and technologies, such as broadband wireless, satellite radio, audio broadcasting by cable television systems and Internet-based streaming music services, as well as consumer products, such as portable digital audio players and other mobile devices, smart phones and tablets, gaming consoles, in-home entertainment and enhanced automotive platforms. These technologies and alternative media platforms, including those used by us, compete with our broadcast radio stations for audience share and advertising revenues. We are unable to predict the effect that such technologies and related services and products will have on our broadcasting and digital operations. The capital expenditures necessary to implement these or other technologies could be substantial and we cannot assure you that we will continue to have the resources to acquire new technologies or to introduce new services to compete with other new technologies or services, or that our investments in new technologies or services will provide the desired returns. Other companies employing new technologies or services could more successfully implement such new technologies or services or otherwise increase competition with our businesses.

Our business is dependent upon the performance of on-air talent and program hosts.

We employ or independently contract with many on-air personalities and hosts of syndicated radio programs with significant loyal audiences in their respective markets. Although we have entered into long-term agreements with some of our key on-air talent and program hosts to protect our interests in those relationships, we can give no assurance that all or any of these persons will remain with us or will retain their audiences. Competition for these individuals is intense and many of these individuals are under no legal obligation to remain with us. Our competitors may choose to extend offers to any of these individuals on terms which we may be unwilling to meet. Furthermore, the popularity and audience loyalty of our key on-air talent and program hosts is highly sensitive to rapidly changing public tastes. A loss of such popularity or audience loyalty is beyond our control and could have a material adverse effect on our ability to attract local and/or national advertisers and on our revenue and/or ratings, and could result in increased expenses.

If events occur that damage our reputation and brand, our ability to grow our user base, advertiser relationships, and partnerships may be impaired and our business may be harmed.

We have developed a brand that we believe has contributed to our success. We also believe that maintaining and enhancing our brand is critical to growing our user base, advertiser relationships and partnerships. The iHeartRadio master brand ties together our radio stations, digital platforms, social, podcasts and live events in a unified manner that reflects the quality and compelling nature of our listener experiences. Maintaining and enhancing our brand depends on many factors, including factors that are not entirely within our control. If we fail to successfully promote and maintain our brand or if we suffer damage to the public perception of our brand, our business may be harmed.

Our business is dependent on our management team and other key individuals.

Our business is dependent upon the performance of our management team and other key individuals. Although we have entered into agreements with members of our senior management team and certain other key individuals, we can give no assurance that any or all of them will remain with us, or that we won’t continue to make changes to the composition of, and the roles and responsibilities of, our management team. Competition for these individuals is intense and many of our key employees are at-will employees who are under no obligation to remain with us, and may decide to leave for a variety of personal or other reasons beyond our control. We also experienced management transition in connection with the Separation and Reorganization. For instance, our former treasurer became the Chief Financial Officer of CCOH, and we have a new General Counsel. If members of our management or key individuals decide to leave us in the future, if we decide to make further changes to the composition of, or the roles and responsibilities of, these individuals, or if we are not successful in attracting, motivating and retaining other key employees, our business could be adversely affected.

Our financial performance may be adversely affected by many factors beyond our control.

Certain factors that could adversely affect our financial performance by, among other things, decreasing overall revenues, the numbers of advertising customers, advertising fees or profit margins include:

•	unfavorable fluctuations in operating costs, which we may be unwilling or unable to pass through to our customers;

•

our inability to successfully adopt or our being late in adopting technological changes and innovations that offer more attractive advertising or listening alternatives than what we offer, which could result in a loss of advertising customers or lower advertising rates, which could have a material adverse effect on our operating results and financial performance;

•	the impact of potential new or increased royalties or license fees charged for terrestrial radio broadcasting or the provision of our digital services, which could materially increase our expenses;

•

unfavorable shifts in population and other demographics, which may cause us to lose advertising customers as people migrate to markets where we have a smaller presence or which may cause advertisers to be willing to pay less in advertising fees if the general population shifts into a less desirable age or geographical demographic from an advertising perspective;

•	continued dislocation of advertising agency operations from new technologies and media buying trends;

•	adverse political effects and acts or threats of terrorism or military conflicts; and

•	unfavorable changes in labor conditions, which may impair our ability to operate or require us to spend more to retain and attract key employees.

Future acquisitions, dispositions and other strategic transactions could pose risks.

We frequently evaluate strategic opportunities both within and outside our existing lines of business. We expect from time to time to pursue acquisitions of certain businesses as well as strategic dispositions. These acquisitions or dispositions could be material. Acquisitions or dispositions involve numerous risks, including:

•	our acquisitions may prove unprofitable and fail to generate anticipated cash flows:

•	to successfully manage our business, we may need to:

•

recruit additional senior management as we cannot be assured that senior management of acquired businesses will continue to work for us and we cannot be certain that our recruiting efforts will succeed, and

•

expand corporate infrastructure to facilitate the integration of our operations with those of acquired businesses, because failure to do so may cause us to lose the benefits of any expansion that we decide to undertake by leading to disruptions in our ongoing businesses or by distracting our management;

•	we may enter into markets and geographic areas where we have limited or no experience;

•	we may encounter difficulties in the integration of new management teams, operations and systems;

•	our management’s attention may be diverted from other business concerns;

•	our dispositions may negatively impact revenues from our national, regional and other sales networks; and

•	our dispositions may make it difficult to generate cash flows from operations sufficient to meet our anticipated cash requirements, including debt service requirements.

Acquisitions and dispositions of media and entertainment businesses may require antitrust review by U.S. federal antitrust agencies and may require review by foreign antitrust agencies under the antitrust laws of foreign jurisdictions. We can give no assurances that the Department of Justice (“DOJ”), the U.S. Federal Trade Commission (“FTC”) or foreign antitrust agencies will not seek to bar us from acquiring or disposing of media and entertainment businesses or impose stringent undertaking on our business as a condition to the completion of an acquisition in any market where we already have a significant position.

Further, radio acquisitions are subject to FCC approval. Such transactions must comply with the Communications Act and FCC regulatory requirements and policies, including with respect to the number of broadcast licenses in which a person or entity may have an ownership or attributable interest in a given local market and the level of interest that may be held by a foreign individual or entity. The FCC’s media ownership rules remain subject to ongoing agency and court proceedings. Future changes could restrict our ability to dispose of or acquire new radio assets or businesses. See “Business—Regulation of our Business.”

Extensive current government regulation, and future regulation, may limit our radio broadcasting and other operations or adversely affect our business and financial results.

The U.S. Congress (the “Congress”) and several federal agencies, including the FCC, extensively regulate the domestic radio industry. For example, the FCC could impact our profitability by imposing large fines on us if, in response to pending or future complaints, it finds that we broadcast indecent programming or committed other violations of FCC regulations. Additionally, FCC regulations prohibit the broadcast of “obscene” material at any time, and “indecent” material between the hours of 6:00 a.m. and 10:00 p.m. The FCC has historically enforced licensee compliance in this area through the assessment of monetary forfeitures. Such forfeitures may include: (i) imposition of the maximum authorized fine for egregious cases ($407,270 for a single violation, up to a maximum of $3,759,410 for a continuing violation); and (ii) imposition of fines on a per utterance basis instead of a single fine for an entire program. The FCC has also recently increased its enforcement of regulations requiring a radio station to include an on-air announcement which identifies the sponsor of all advertisements and other matter broadcast by any radio station for which any money, service or other valuable consideration is received. Similarly, the FCC has recently sought to impose substantial fines on broadcasters who transmit EAS codes, or simulations thereof, in the absence of an actual emergency or authorized test of the EAS.

Additionally, we cannot be sure that the FCC will approve renewal of the licenses we must have in order to operate our stations. Nor can we be assured that our licenses will be renewed without conditions and for a full term. Beginning in June 2019 (for our stations in Maryland, the District of Columbia, Virginia and West Virginia), and continuing through April 2022, we (along with all other FCC radio broadcast licensees) will be submitting applications to renew the FCC licenses for each of our broadcast radio stations on an every two-month rolling schedule by state. The non-renewal, or conditioned renewal, of a substantial number of these FCC licenses could have a materially adverse impact on our operations. Furthermore, possible changes in interference protections, spectrum allocations and other technical rules may negatively affect the operation of our stations. For example, in October 2015, the FCC proposed rules which could reduce the degree of interference protection afforded to certain of our AM radio stations that serve wide areas. The FCC is also considering the adoption of rules which may limit our ability to prevent interference by FM translators to the reception of our full-power radio stations. In addition, Congress, the FCC and other regulatory agencies have considered, and may in the future consider and adopt, new laws, regulations and policies that could, directly or indirectly, have an adverse effect on our business operations and financial performance. For example, Congress may consider and adopt legislation that would impose an obligation upon all U.S. broadcasters to pay performing artists a royalty for the on-air broadcast of their sound recordings (this would be in addition to payments already made by broadcasters to owners of musical work rights, such as songwriters, composers and publishers). In October 2018, legislation was signed into law that creates a public performance right for pre-February 15, 1972 recordings streamed online. This law may increase our licensing costs. Moreover, it is possible that our license fees and negotiating costs associated with obtaining rights to use musical compositions and sound recordings in our programming content could sharply increase as a result of private negotiations, one or more regulatory rate-

setting processes, or administrative and court decisions. The CRB has issued a final determination establishing copyright royalty rates for the public performance and ephemeral reproduction of sound recordings by various non-interactive webcasters, including radio broadcasters that simulcast their terrestrial programming online, to apply to the period from January 1, 2016 to December 31, 2020 under the webcasting statutory license. A proceeding to establish the rates for 2021 to 2025 is expected to begin in 2019. Increased royalty rates could significantly increase our expenses, which could adversely affect our business. Additionally, there are conditions applicable to the webcasting statutory license. Some, but not all, record companies have agreed to waive or provide limited relief from certain of these conditions under certain circumstances for set periods of time. Some of these conditions may be inconsistent with customary radio broadcasting practices and various regulatory matters relating to our business are now, or may become, the subject of court litigation, and we cannot predict the outcome of any such litigation or its impact on our business.

Regulations and consumer concerns regarding data privacy and data protection, or any failure to comply with these regulations, could hinder our operations.

We utilize demographic and other information from and about our listeners, consumers, business partners and advertisers as they interact with us. For example: (1) our broadcast radio station websites and our iHeartRadio digital platform collect personal information as users register for our services, fill out their listener profiles, post comments, use our social networking features, participate in polls and contests and sign-up to receive email newsletters; (2) we use tracking technologies, such as “cookies,” to manage and track our listeners’ interactions with us so that we can deliver relevant music content and advertising; (3) we collect credit card or debit card information from consumers, business partners and advertisers who use our services; and (4) we collect precise location data about certain of our Platform users for analytics, attribution and advertising purposes.

We are subject to numerous federal, state and foreign laws and regulations relating to consumer protection, information security, data protection and privacy, among other things. Many of these laws are still evolving, new laws may be enacted and any of these laws could be amended or interpreted by the courts or regulators in ways that could harm our business. For example, our ongoing efforts to comply with the European Union (“E.U.”) General Data Protection Regulation (“GDPR”), effective as of May 2018, or the new California Consumer Privacy Act (“CCPA”) effective as of January 2020 may entail substantial expenses, may divert resources from other initiatives and projects, and could limit the services we are able to offer. The CCPA provides for a private right of action for unauthorized access, theft or disclosure of personal information in certain situations with possible damage awards of $100 to $750 per consumer per incident, or actual damages, whichever is greater, and also permits class action lawsuits. In addition, changes in consumer expectations and demands regarding privacy and data protection could restrict our ability to collect, use, disclose and derive economic value from demographic and other information related to our listeners, consumers, business partners and advertisers, or to transfer employee data within the corporate group. Such restrictions could limit our ability to provide customized music content to our listeners, interact directly with our listeners and consumers and offer targeted advertising opportunities to our business partners and advertisers. Although we have implemented and are implementing policies and procedures designed to comply with these laws and regulations, any failure or perceived failure by us to comply with our policies or applicable regulatory requirements related to consumer protection, information security, data protection and privacy could result in a loss of confidence in us, damage to our brands, the loss of listeners, consumers, business partners and advertisers, as well as proceedings against us by governmental authorities or others, which could hinder our operations and adversely affect our business.

If our security measures are breached, we could lose valuable information, suffer disruptions to our business, and incur expenses and liabilities including damages to our relationships with listeners, consumers, business partners, employees and advertisers.

Although we have implemented physical and electronic security measures that are designed to protect against the loss, misuse and alteration of our websites, digital assets and proprietary business information as well as listener, consumer, business partner and advertiser personally identifiable information, no security measures are perfect and impenetrable and we may be unable to anticipate or prevent unauthorized access. Our websites and digital platforms are vulnerable to software bugs, computer viruses, internet worms, break-ins, phishing attacks, attempts to overload servers with denial-of-service, or other attacks and similar disruptions from unauthorized use of our and third-party computer systems, any of which could lead to system interruptions, delays, or shutdowns, causing loss of critical data or the unauthorized access to personal data. A security breach could occur due to the actions of outside parties, employee error, malfeasance or a combination of these or other actions. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our services and technical infrastructure to the satisfaction of our listeners may harm our reputation and our ability to retain existing listeners and attract new listeners. We cannot assure you that the systems and processes that we have designed to protect our data and our listeners’ data, to prevent data loss and to prevent or detect security breaches will provide absolute security, and we may incur significant costs in protecting against or remediating cyber-attacks. If an actual or perceived breach of our security occurs, we may face regulatory or civil liability, lose competitively sensitive business information or suffer disruptions to our business operations, information processes and internal controls. In addition, the public perception of the effectiveness of our security measures or services could be harmed, we could lose listeners, consumers, business partners and advertisers. In the event of a security breach, we could suffer financial exposure in connection with penalties, remediation efforts, investigations and legal proceedings and changes in our security and system protection measures. Currently, not all of our systems are fully compliant with the new E.U. GDPR standards and, as a result, we may face additional liability in the event of a security breach. In Europe, we may be required to notify European Data Protection Authorities, within strict time periods, about any personal data breaches, unless the personal data breach is unlikely to result in a risk to the rights and freedoms of the affected individuals. We may also be required to notify the affected individuals of the personal data breach where there is a high risk to their rights and freedoms. If we suffer a personal data breach, we could be fined up to EUR 20 million or 4% of worldwide annual turnover of the preceding financial year, whichever is greater. Any data breach by service providers that are acting as data processors (i.e., processing personal data on our behalf) could also mean that we are subject to these fines and have to comply with the notification obligations set out above.

Environmental, health, safety and land use laws and regulations may limit or restrict some of our operations.

As the owner or operator of various real properties and facilities, we must comply with various foreign, federal, state and local environmental, health, safety and land use laws and regulations. We and our properties are subject to such laws and regulations relating to the use, storage, disposal, emission and release of hazardous and non-hazardous substances and employee health and safety as well as zoning restrictions. Historically, we have not incurred significant expenditures to comply with these laws. However, additional laws which may be passed in the future, or a finding of a violation of or liability under existing laws, could require us to make significant expenditures and otherwise limit or restrict some of our operations.

Our substantial indebtedness may adversely affect our financial health and operating flexibility.

We substantially reduced our indebtedness as a result of the Reorganization. Nevertheless, we continue to have a substantial amount of indebtedness. On the Effective Date, we entered into a $450 million New ABL Facility and an approximately $3.5 billion New Term Loan Facility, and issued approximately $800 million aggregate principal amount of New Senior Secured Notes and approximately $1.45 billion of New Senior Unsecured Notes. This substantial amount of indebtedness could have important consequences to us, including:

•	limiting our ability or increasing the costs to refinance our indebtedness;

•	limiting our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of our business strategy or other purposes;

•	limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service debt;

•

increasing our vulnerability to general adverse economic and industry conditions, including increases in interest rates, particularly given our substantial indebtedness that bears interest at variable rates; and

•	limiting our ability to capitalize on business opportunities and to react to competitive pressures.

Under the terms of the agreements and indentures governing our indebtedness, we are permitted to incur additional indebtedness, which could further accentuate these risks.

We and our subsidiaries may not be able to generate enough cash to service all of our indebtedness, may not be able to refinance all of our indebtedness before it becomes due and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability and our subsidiaries’ ability to make scheduled payments on our respective debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. In addition, because we derive a substantial portion of our operating income from our subsidiaries, our ability to repay our debt depends upon the performance of our subsidiaries, their ability to dividend or distribute funds to us and our receipt of funds.

We and our subsidiaries may not be able to generate cash flows from the operations in an amount sufficient to fund our liquidity needs. If our and our subsidiaries’ cash flow from operations are insufficient to fund our respective debt service obligations, we may be forced to reduce or delay capital expenditures, sell material assets or operations or seek additional capital. We may not be able to take any of those actions, and these actions may not be successful or permit us to meet the scheduled debt service obligations. Furthermore, these actions may not be permitted under the terms of existing or future debt agreements. The ability to refinance debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and increase debt services obligations and may require us and our subsidiaries to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. These alternatives measures may not be successful and may not permit us or our subsidiaries to meet scheduled debt service obligations.

The documents that govern our indebtedness contain restrictions that limit our flexibility in operating our business.

Our material financing agreements, including our credit agreements and indentures, contain various covenants restricting, among other things, our ability to:

•	pay dividends;

•	make acquisitions or investments;

•	make loans or otherwise lend credit to others;

•	incur indebtedness or guarantees of indebtedness or issue preferred stock;

•	create liens;

•	enter into transactions with affiliates;

•	sell or dispose of assets;

•	merge or consolidate with other companies; and

•	make a substantial change to the general nature of our business.

The restrictions contained in these credit agreements and indentures could affect our ability to operate our business and may limit our ability to react to market conditions or take advantage of potential business opportunities as they arise. For example, such restrictions could adversely affect our ability to finance our operations, make strategic acquisitions, investments or alliances, restructure our organization or finance our capital needs. Additionally, our ability to comply with these covenants and restrictions may be affected by events beyond our control. These include prevailing economic, financial and industry conditions.

Risks Related to our Recent Emergence from the Chapter 11 Cases

The ongoing effects of the Chapter 11 Cases following our emergence could adversely affect our business and relationships.

We have only recently emerged from bankruptcy. Our ability to change the public perception relating to our recently consummated Chapter 11 Cases may have an impact on our ability to continue to attract our audience, which is critical to our ability to achieve long-term profitability, and a negative public perception of our business due to our recently consummated bankruptcy proceedings may have a materially adverse effect on our results of operations and financial condition, particularly because our ability to achieve long-term profitability depends on our ability to reach our audience.

Furthermore, we may be subject to ongoing claims that were not discharged in the Chapter 11 Cases. The Bankruptcy Code provides that the confirmation of a Plan of Reorganization discharges a debtor from substantially all debts arising prior to confirmation. With few exceptions, all claims that arose prior to the filing of our Chapter 11 proceedings (i) were subject to compromise and/or treatment under the Plan of Reorganization or (ii) were discharged in accordance with the Bankruptcy Code and the terms of the Plan of Reorganization. However, there can be no assurance that the aggregate amount of such claims that were not subject to treatment under the Plan of Reorganization or that were not discharged will not be material.

Our actual financial results following our emergence from the Chapter 11 Cases will not be comparable to our historical financial information.

Following the Separation and Reorganization, we began to operate under a new capital structure. As a result of the Separation and Reorganization, we will not include CCOH in our consolidated financial statements following the Effective Date. In addition, we adopted fresh-start accounting and, as a result, at the Effective Date, our assets and liabilities were recorded at fair value, which resulted in values that are different than the values recorded in our historical financial statements. Accordingly, our financial condition and results of operations from and after the Effective Date are not comparable to the financial condition or results of operations reflected in our historical financial statements. As a result of all these factors, our historical financial information is not indicative of our future financial performance.

The Chapter 11 Cases may give rise to unfavorable tax consequences for us.

The consummation of the Chapter 11 Cases may have an adverse tax impact on us. The Separation is intended to be a taxable transaction. The gain or loss recognized with respect to these transactions will depend on, among other things: (a) the value and tax basis of the assets of the radio businesses of the Company that will be transferred by CCH to a new subsidiary of the Company formed for the purpose of holding such assets and the value and tax basis of the new common stock of CCOH issued on the Effective Date (such values will be determined by reference to, among other things, the trading value of the Company’s equity and the new common stock of CCOH following the Effective Date); (b) complex modeling considerations under certain U.S. Department of Treasury Regulations; (c) the amount of cancellation of indebtedness income realized in connection with the Chapter 11 Cases; and (d) the extent to which any “excess loss accounts” (as defined under applicable Treasury Regulations) are taken into account. The extent to which any related taxable gain or loss will result in any cash tax liabilities will depend on whether our tax attributes, including our net operating losses (“NOLs”) (including those of CCOH and its subsidiaries), are sufficient to offset any net taxable gain and income attributable to the transactions.

In addition, we will be required to reduce (potentially to zero) certain of our tax attributes, including NOL carryforwards, as a result of any cancellation of indebtedness income realized in connection with the Chapter 11 Cases.

Because certain of the factors that will determine whether the Separation will give rise to any cash tax liability cannot be known until after the Effective Date, we cannot say with certainty whether any such cash tax liability will be owed. To the extent the transactions do give rise to any cash tax liability, CCOH, iHeartCommunications, the Company and various other entities would be jointly and severally liable under applicable law for any such amounts. The allocation of any such liabilities among the Company and its subsidiaries post-consummation of the Plan of Reorganization and CCOH are addressed by a new tax matters agreement that was entered into in connection with the Separation.

Additionally, our ability to utilize our NOL carryforwards to offset future U.S. taxable income and to reduce U.S. federal income tax liability is subject to certain requirements and restrictions. If we experience an “ownership change,” as defined in Section 382 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), then our ability to use our NOL carryforwards may be substantially limited, which could have a negative impact on our financial position and results of operations. Generally, there is an “ownership change” if one or more shareholders owning 5% or more of a corporation’s stock have aggregate increases in their ownership of such stock of more than 50 percentage points over the prior three-year period. Following the implementation of a plan of reorganization in the Chapter 11 Cases, it is expected that we will experience an “ownership change.” Under Section 382 of the Code, absent an application exception, if a corporation undergoes an “ownership change,” the amount of its NOLs that may be utilized to offset future taxable income generally is subject to an annual limitation on the amount of U.S. federal income tax NOL carryforwards existing prior to the change that it could utilize to offset its taxable income in any future U.S. taxable year in an amount generally equal to the value of its stock immediately prior to the ownership change multiplied by the long-term tax-exempt rate, subject to adjustments to reflect the differences between the fair market value of the corporation’s assets and the tax basis in such assets. Because the value of our stock can fluctuate materially, it is possible an ownership change would materially limit our ability to utilize our substantial U.S. federal income tax NOL carryforwards in the future. Accordingly, there can be no assurance that we will be able to utilize our U.S. federal income tax NOL carryforwards to offset future taxable income, even if any such attributes survive reduction as a result of cancellation of indebtedness income.

The unaudited pro forma condensed consolidated financial information in this prospectus is based on estimates and assumptions that may prove to be materially different from our actual experience.

In preparing the unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus, we have made certain adjustments to the historical consolidated financial information based upon currently available information and upon estimates and assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the Separation, the Reorganization, the application of fresh start accounting and the issuance of Class A common stock in this offering. However, these estimates are predicated on assumptions, judgments and other information which are inherently uncertain.

These estimates and assumptions used in the preparation of the unaudited pro forma condensed consolidated financial information in this prospectus may be materially different from our actual financial condition and results of operation. The unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus does not purport to represent what our results of operations would actually have been had we operated as a standalone public company during the periods presented, nor do the pro forma data give effect to any events other than those discussed in the unaudited pro forma condensed consolidated financial information and related notes. See “Unaudited Pro Forma Condensed Consolidated Statement of Operations.”

In connection with the Separation, the Outdoor Group agreed to indemnify us and we agreed to indemnify the Outdoor Group for certain liabilities. There can be no assurance that the indemnities from the Outdoor Group will be sufficient to insure us against the full amount of such liabilities.

Pursuant to agreements that we entered into with the Outdoor Group in connection with the Separation, the Outdoor Group agreed to indemnify us for certain liabilities, and we agreed to indemnify the Outdoor Group for certain liabilities. For example, we will indemnify the Outdoor Group for liabilities to the extent such liabilities related to the business, assets and liabilities of the iHeartMedia as well as liabilities relating to a breach of the Separation Agreement. We will also indemnify the Outdoor Group for 50% of certain tax liabilities imposed on the Outdoor Group in connection with the Separation on or prior to the third anniversary of the Separation in excess of $5.0 million, with our aggregate liability limited to $15.0 million, and will reimburse the Outdoor Group for one-third of potential costs relating to certain agreements between the Outdoor Group and third parties in excess of $10.0 million up to the first $35.0 million of such costs such that we will not bear more than $8.33 million of such costs. However, third parties might seek to hold us responsible for liabilities that the Outdoor Group agreed to retain, and there can be no assurance that the Outdoor Group will be able to fully satisfy their respective indemnification obligations under these agreements. In addition, indemnities that we may be required to provide to the Outdoor Group could be significant and could adversely affect our business.

The transition of our board of directors following our emergence from bankruptcy may compromise our ability to compete effectively.

The new directors who began serving on our Board on the Effective Date have different backgrounds, experiences and perspectives from those individuals who have historically served on our Board and may have different views on the direction of our business and the issues that will determine our future. The effect of implementation of those views may be difficult to predict and may, in the short term, result in disruption to the strategic direction of the business.

Additionally, the ability of our new directors to quickly expand their knowledge of our operations will be critical to their ability to make informed decisions about our business and strategies, particularly given the competitive environment in which we operate. The transition of our Board may, during the period of transition, compromise our ability to compete effectively.

Risks Related to This Offering and Ownership of our Class A Common Stock

Our Class A common stock price may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the public offering price.

Volatility in the market price of our Class A common stock may prevent you from being able to sell your shares at or above the price you paid for them. Many factors, which are outside our control, may cause the market price of our Class A common stock to fluctuate significantly, including those described elsewhere in this “Risk Factors” section and this prospectus, as well as the following:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

•	future announcements concerning our business or our competitors’ businesses;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	the composition of our public float, including substantial holdings by former creditors that may wish to dispose of our securities;

•	coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in laws or regulations which adversely affect our industry or us;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in senior management or key personnel;

•	issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;

•	adverse resolution of new or pending litigation against us; and

•

changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

These broad market and industry factors may materially reduce the market price of our Class A common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low. As a result, you may suffer a loss on your investment.

Substantial blocks of our outstanding shares may be sold into the market, including by the selling stockholders in this offering. If there are substantial sales of shares of our Class A common stock, the price of our Class A common stock could decline.

The price of our Class A common stock could decline if there are substantial sales of our Class A common stock, particularly sales by our directors, executive officers and significant stockholders. After this offering, we will have                  shares of our Class A common stock outstanding and 6,947,567 shares of our Class B common stock outstanding, which are convertible into an equivalent number of shares of Class A common stock on a share-for-share basis upon the satisfaction of certain conditions, and Special Warrants to purchase, at an exercise price of $0.001, 81,453,648 additional shares of Class A common stock or Class B common stock. Substantially all of our outstanding common stock and the Special Warrants were issued in connection with the Reorganization and will be freely transferable without restriction subject to the limitations described under “Shares Eligible for Future Sale—Shares of Class A Common Stock and Class B Common Stock Issued in Connection with the Reorganization Eligible for Future Sale.”

The market price of the shares of our Class A common stock could decline as a result of the sale of a substantial number of our shares of Class A common stock in the public market, or the perception in the market that the holders of a large number of such shares, or securities convertible or exercisable into such shares, intend to sell their shares or such other securities.

There is not an active, liquid and orderly trading market for our Class A common stock, and as a result, it may be difficult for you to sell your shares of our Class A common stock.

While one of the primary purposes of this offering is to increase liquidity in the trading of our Class A common stock, prior to this offering, our Class A common stock has not been trading on a national securities exchange and it has been thinly traded, in large part because a majority of our equity consists of Special Warrants and Class B common stock. An active trading market in our Class A common stock may never develop or be sustained following this offering. The initial public offering price for our common stock was determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of our Class A common stock after this offering. If an active market for our Class A common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all.

Your voting rights as a holder of Class A common stock will be diluted upon the exercise of Special Warrants or the conversion of Class B common stock.

A majority of our equity was issued in the form of Special Warrants, which have no voting rights, and Class B common stock, which have only limited voting rights. The Special Warrants are currently exercisable into Class A common stock or Class B common stock at an exercise price of $0.001 per share, and the Class B common stock is currently convertible into Class A common stock on a share-for-share basis, in each case subject to the Ownership Restrictions described in this prospectus. Upon the exercise of any Special Warrants or the conversion of any shares of Class B common stock, your voting rights as a holder of Class A common stock will be proportionately diluted.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

We, the selling stockholders, our directors and officers, and the beneficial owners of     % of our Class A common stock and Class B common stock have entered into lock-up agreements in connection with this offering that will restrict us and them from selling their shares for an additional 180 days from the date of this prospectus. In addition, Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements at any time and for any reason. Sales of a substantial number of such shares upon expiration of the lock-up agreements, the perception that such sales may occur or early release of these agreements could cause the market price of our Class A common stock to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. See “Underwriting—Lock-Up Agreements.” Certain shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”).

We do not intend to pay dividends on our Class A common stock for the foreseeable future.

We currently have no intention to pay dividends on our Class A common stock at any time in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. Certain of our debt instruments contain covenants that restrict the ability of our subsidiaries to pay dividends to us.

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a holding company, our investments in our operating subsidiaries constitute all of our operating assets. Our subsidiaries conduct all of our consolidated operations and own substantially all of our consolidated assets. As a result, we must rely on dividends and other advances, distributions and transfers of funds from our subsidiaries to meet our obligations. The ability of our subsidiaries to pay dividends or make other advances, distributions and transfers of funds will depend on their respective results of operations and may be restricted by, among other things, applicable laws limiting the amount of funds available for payment of dividends and certain restrictive covenants contained in the agreements of those subsidiaries. The deterioration of income from, or other available assets of, our subsidiaries for any reason could limit or impair their ability to pay dividends or other distributions to us.

Delaware law and certain provisions in our certificate of incorporation may prevent efforts by our stockholders to change the direction or management of our company.

Our certificate of incorporation and our by-laws contain provisions that may make the acquisition of our company more difficult without the approval of our Board, including, but not limited to, the following:

•

for the first three years following the Effective Date, our board of directors will be divided into three equal classes, with members of each class elected in different years for different terms, making it impossible for stockholders to change the composition of our entire Board in any given year;

•	action by stockholders may only be taken at an annual or special meeting duly called by or at the direction of a majority of our Board;

•	advance notice for all stockholder proposals is required;

•

subject to the rights of holders of any outstanding shares of our preferred stock, for so long as our board remains classified our directors may only be removed for cause and upon the affirmative vote of holders of a majority of the voting power of the outstanding shares of our Class A common stock; and

•

for the first three years following the Effective Date, any amendment, alteration, rescission or repeal of the anti-takeover provisions of the charter, requires the affirmative vote of at least 66 2/3% in voting power of the outstanding shares of our stock entitled to vote generally in the election of directors.

These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our Board or initiate actions that are opposed by our Board, including actions to delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see “Description of Capital Stock.”

Our certificate of incorporation designates the Court of Chancery of the State of Delaware, subject to certain exceptions, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware, subject to certain exceptions, is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against the company or any director or officer or employee of the company arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employee, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our industry, or if they adversely change their recommendations regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our industry or our competitors. If we do not establish and maintain adequate research coverage or if any of the analysts who may cover us downgrade our stock, publish inaccurate or unfavorable research about our business or provide relatively more favorable recommendations about our competitors, our stock price could decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports about us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Regulations imposed by the Communications Act and the FCC limit the amount of foreign individuals or entities that may invest in our capital stock.

The Communications Act and FCC regulations restrict foreign ownership or control of any entity licensed to provide broadcast and certain other communications services. Among other prohibitions, foreign entities may not have direct or indirect ownership or voting rights of more than 25 percent in a corporation controlling the licensee of a radio broadcast station if the FCC finds that the public interest will be served by the refusal or revocation of such a license due to foreign ownership or voting rights exceeding that threshold. The FCC has interpreted this provision to mean that it must make an affirmative public interest finding before a broadcast license may be held by a corporation that is more than 25 percent owned or controlled, directly or indirectly, by foreign persons or other non-U.S. entities.

We intend to file a petition for declaratory ruling (“Declaratory Ruling”) requesting FCC consent to exceed the 25 percent foreign ownership and voting benchmarks that currently apply to us, but we cannot predict whether the FCC will grant a Declaratory Ruling, the amount of foreign equity and voting rights such a ruling will allow us to have if one is granted, or how long it will take to obtain such a ruling.

The FCC calculates foreign voting rights separately from equity ownership, and both must be at or below the 25 percent threshold unless the FCC has issued a declaratory ruling allowing foreign ownership or voting in excess of that threshold. Warrants and other future interests typically are not taken into account in determining foreign ownership compliance. To the extent that our aggregate foreign ownership or voting percentages would exceed 25 percent, any individual foreign holder of our common stock whose ownership or voting percentage would exceed 5 percent or 10 percent (with the applicable percentage determined pursuant to FCC rules) will additionally be required to obtain the FCC’s specific approval.

Direct or indirect ownership of our securities could result in the violation of the FCC’s media ownership rules by investors with “attributable interests” in other radio stations or in the same market as one or more of our broadcast stations.

Under the FCC’s media ownership rules, a direct or indirect owner of our securities could violate and/or cause us to violate the FCC’s structural media ownership limitations if that person owns or acquires an “attributable” interest in other radio stations in the same market as one or more of our radio stations. Under the FCC’s “attribution” policies the following relationships and interests generally are cognizable for purposes of the substantive media ownership restrictions: (1) ownership of 5 percent or more of a media company’s voting stock (except for “investment companies” as defined in 15 U.S.C. § 80a-3, insurance companies and bank trust departments, whose holdings are subject to a 20 percent voting stock benchmark); (2) officers and directors of a media company and its direct or indirect parent(s); (3) any general partnership or limited liability company manager interest; (4) any limited partnership interest or limited liability company member interest that is not “insulated,” pursuant to FCC-prescribed criteria, from material involvement in the management or operations of the media company; (5) certain same-market time brokerage agreements; (6) certain same-market joint sales agreements; and (7) under the FCC’s “equity/debt plus” standard, otherwise non-attributable equity or debt interests in a media company if the holder’s combined equity and debt interests amount to more than 33 percent of the “total asset value” of the media company and the holder has certain other interests in the media company or in another media property in the same market. Under the FCC’s rules, discrete ownership interests under common ownership, management, or control must be aggregated to determine whether or not an interest is “attributable.”

Our certificate of incorporation grants us broad authority to comply with FCC Regulations.

To the extent necessary to comply with the Communications Act, FCC rules and policies, and any FCC declaratory ruling, and in accordance with our certificate of incorporation, we may request information from any stockholder or proposed stockholder to determine whether such stockholder’s ownership of shares of capital stock may result in a violation of the Communications Act, FCC rules and policies, or any FCC declaratory ruling. We may further take the following actions, among others, to help ensure compliance with and to remedy any actual or potential violation of the Communications Act, FCC rules and policies, or any FCC declaratory ruling, or to prevent the loss or impairment of any of our FCC licenses: (i) prohibit, suspend or rescind the ownership, voting or transfer of any portion of our outstanding capital stock; (ii) redeem capital stock; and (iii) exercise any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction, against any stockholder, to cure any such actual or potential violation or impairment.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	risks associated with weak or uncertain global economic conditions and their impact on the level of expenditures on advertising;

•	intense competition including increased competition from alternative media platforms and technologies;

•	dependence upon the performance of on-air talent, program hosts and management as well as maintaining or enhancing our master brand;

•	fluctuations in operating costs;

•	technological changes and innovations;

•	shifts in population and other demographics;

•	the impact of future acquisitions, dispositions and other strategic transactions;

•	legislative or regulatory requirements;

•	regulations and consumer concerns regarding privacy and data protection, and breaches of information security measures;

•	risks associated with our emergence from the Chapter 11 Cases;

•	volatility in the trading price of our Class A common stock, which has a limited trading history;

•	substantial market overhang from securities issued in the Reorganization and freely tradeable as of the date of this offering;

•	regulations impacting our business and the ownership of our securities; and

•	other factors disclosed in the section entitled “Risk Factors” and elsewhere in this prospectus.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based on many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors,” “Unaudited Pro Forma Condensed Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of our Class A common stock offered by us will be approximately $        million, based upon the initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $        million, after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders in this offering.

Each $1.00 increase or decrease in the public offering price per share would increase or decrease, as applicable, our net proceeds by $         (assuming no exercise of the underwriters’ option to purchase additional shares), assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, an increase or decrease of one million shares of Class A common stock sold in this offering by us would increase or decrease, as applicable, our net proceeds by $        , assuming the initial public offering price of $         per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to repay a portion of the borrowings under our New Term Loan Facility. The interest rate on such borrowings is the Applicable Base Rate (as defined in the New Term Loan Facility) plus 3.00% or LIBOR plus 4.00%, at the Company’s option, and the maturity date is May 1, 2026. See “Description of Certain Indebtedness and Subsidiary Preferred Stock—New Term Loan Facility.” Certain of the underwriters and/or affiliates thereof are lenders under our New Term Loan Facility that will be repaid with the proceeds of this offering. As such, certain of the underwriters, or affiliates thereof, will receive a portion of the proceeds from this offering. See “Underwriting.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization:

•	of iHeartMedia as of March 31, 2019 on an actual basis;

•	of iHeartMedia as of March 31, 2019 on a pro forma basis, after giving effect to the Separation and Reorganization and application of fresh start accounting; and

•

of iHeartMedia as of March 31, 2019 on a pro forma as adjusted basis, after giving effect to the Separation and Reorganization and application of fresh start accounting and as adjusted to reflect (i) the sale of                shares of Class A common stock by us in this offering at an assumed public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of the net proceeds from this offering as described in “Use of Proceeds.”

You should read this table in conjunction with the consolidated financial statements and the related notes incorporated by reference in this prospectus, “Use of Proceeds,” “Organizational Structure,” “Unaudited Pro Forma Condensed Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included or incorporated by reference in this prospectus.

	As of March 31, 2019 (Unaudited)
(in thousands)	Actual	Pro Forma	Pro Forma as Adjusted(1)(2)
Cash and cash equivalents	$448,130	$34,505	$

Pre-emergence debt:
Long-term debt, including current portion	$5,340,149	$—	$
Debt subject to compromise	15,143,713	—

Post-emergence debt:
New Term Loan Facility	—	3,487,400
New Senior Secured Notes	—	800,000
New Senior Unsecured Notes	—	1,450,000
New ABL Facility(2)	—	—
Other debt	—	58,964

Total Company Debt	20,483,862	5,796,364

Subsidiary Preferred stock(3)	—	59,087

STOCKHOLDERS’ EQUITY (DEFICIT)
Noncontrolling interest	11,437	386
Pre-emergence common stock	92	—
Class A common stock, $0.001 par value per share, 1,000,000,000 shares authorized; no shares issued and outstanding, actual; 56,861,941 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted(4)	—	138
Class B common stock, $0.001 par value per share, 1,000,000,000 shares authorized; no shares issued and outstanding, actual; 6,947,567 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted(4)	—	7
Additional paid-in capital	2,075,025	2,591,786
Accumulated deficit	(13,330,821)	—
Accumulated other comprehensive income	(319,284)	—
Cost of shares held in treasury	(2,562)	—

Total Stockholders’ Equity (Deficit)	(11,566,113)	2,592,317

Total Capitalization	$8,917,749	$8,447,768	$

(1)

Each $1.00 increase or decrease in the public offering price per share would increase or decrease, as applicable, our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $             million (assuming no exercise of the underwriters’ option to purchase additional shares), assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, an increase or decrease of one million shares of Class A common stock sold in this offering by us would increase or decrease, as applicable, our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $             million, assuming the initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable to us.

(2)

As of March 31, 2019, on a pro forma and pro forma as adjusted basis, we would have had no amounts drawn under the New ABL Facility and would have had $391.0 million in undrawn capacity (with $59.0 million being used for letters of credit).

(3)

Represents 60,000 shares of preferred stock of iHeart Operations, a newly formed wholly-owned subsidiary of iHeart Communications issued for $59.1 million, net of issuance costs. See “Description of Certain Indebtedness and Subsidiary Preferred Stock—iHeart Operations Preferred Stock.”

(4)

As of March 31, 2019, on a pro forma and pro forma as adjusted basis, we would have had outstanding Special Warrants exercisable for 81,453,648 shares of Class A common stock or Class B common stock at an exercise price of $0.001 per share. For purposes of the pro forma financial information, the shares of common stock into which the Special Warrants are exercisable are assumed to have been issued to the Claimholders as Class A common stock.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board deems relevant.

SELECTED CONSOLIDATED FINANCIAL DATA

For the selected consolidated financial data of the Company and its subsidiaries for each of the five fiscal years ended December 31, 2018 and the three months ended March 31, 2018 and 2019 prior to the Separation and Reorganization, please refer to Item 6, “Selected Financial Data” of our Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (our “2018 Annual Report”) and Part I, “Financial Information” of our Quarterly Report on Form 10-Q for the three months ended March 31, 2019 (our “2019 Q1 Quarterly Report”), filed with the SEC on March 5, 2019 and April 25, 2019, respectively, and incorporated by reference herein. The selected consolidated financial data incorporated by reference herein should be read together with the “Prospectus Summary—Summary Historical and Pro Forma Financial Data,” “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Condensed Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes included elsewhere or incorporated by reference in this prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma condensed consolidated financial statements have been developed by applying pro forma adjustments to the historical consolidated financial statements incorporated by reference in this prospectus. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2019 gives effect to the Separation, the Reorganization, the application of fresh start accounting, the issuance of                 shares of Class A common stock in this offering and the application of proceeds therefrom as if they had occurred on March 31, 2019. The unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2019 and 2018 and for the year ended December 31, 2018 give effect to the Separation, the Reorganization, the application of fresh start accounting, the issuance of                  shares of Class A common stock in this offering and the application of proceeds therefrom as if they had occurred on January 1, 2018. The unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2017 and 2016 give effect to the Separation as if it had occurred on January 1, 2016. All pro forma adjustments and underlying assumptions are described more fully in the notes to the unaudited pro forma condensed consolidated financial statements.

The unaudited pro forma condensed consolidated financial data presented in this prospectus is for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have been realized if the Separation, the Reorganization, the application of fresh start accounting, the issuance of                  shares of Class A common stock in this offering and the application of proceeds therefrom were completed on the dates indicated, nor is it indicative of future operating results or financial position. The pro forma adjustments are based upon available information and certain assumptions that management believes to be reasonable. Because the application of fresh start accounting, the issuance of                  shares of Class A common stock in this offering and the application of proceeds therefrom have not been completed as of the date of this prospectus, the estimates and assumptions regarding the impact of the application of fresh start accounting, the issuance of                  shares of Class A common stock in this offering and the application of proceeds therefrom are preliminary. The actual impacts of the application of fresh start accounting, the issuance of                 shares of Class A common stock in this offering and the application of proceeds therefrom will be determined when effectuated, and management expects the actual impacts to differ from the estimates and assumptions used in these unaudited pro forma condensed consolidated financial statements, and these differences could be material. Furthermore, the ability of iHeartMedia to realize the benefits of the Separation, the Reorganization and this offering remains subject to a number of risks and uncertainties. See “Risk Factors.”

The unaudited pro forma condensed consolidated statements of operations do not include the effects of nonrecurring items arising directly as a result of the transactions described above. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2019 and the unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2019 and 2018 and for the years ended December 31, 2018, 2017 and 2016 have been derived from the historical consolidated financial statements incorporated by reference in this prospectus. The amounts in the tables may not add due to rounding.

You should read these unaudited pro forma condensed consolidated financial statements in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed consolidated financial statements;

•	the audited historical consolidated financial statements of iHeartMedia as of and for the three years ended December 31, 2018, which are incorporated by reference in this prospectus;

•

the unaudited historical consolidated financial statements of iHeartMedia as of March 31, 2019 and for the three months ended March 31, 2019 and 2018, which are incorporated by reference in this prospectus; and

•	the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

The unaudited pro forma condensed consolidated balance sheet as of March 31, 2019 and statements of operations for the three months ended March 31, 2019 and 2018 and for the year ended December 31, 2018 give effect to the application of fresh start accounting and reporting in accordance with ASC 852—Reorganizations (“ASC 852”), which requires the Company to reflect the financial statements of iHeartMedia on a fair value basis as of the Effective Date. The pro forma adjustments are based on an assumed enterprise value of approximately $8.75 billion, which is the midpoint of a range of estimated enterprise values of $8.0 billion to $9.5 billion as of January 22, 2019, as confirmed by the Bankruptcy Court. Refer to the notes to the unaudited pro forma condensed consolidated financial statements for a reconciliation of the midpoint of enterprise value to reorganization value.

Estimated fair values of assets and liabilities presented in the unaudited pro forma condensed consolidated balance sheet, and the related impacts on the unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2019 and 2018 and for the year ended December 31, 2018 are based on preliminary valuations, made solely for the purposes of developing the pro forma condensed consolidated financial information, and are subject to further revisions and adjustments. Updates to such preliminary valuations will be completed in the periods subsequent to those reported in this prospectus and will be calculated as of the Effective Date. To the extent such updates reflect valuations different than those used in these unaudited pro forma condensed consolidated financial statements, there may be adjustments in the values of certain assets and liabilities and related tax impacts, and such adjustments may also affect revenues, expenses and related gains or losses from the Separation, the Reorganization, the application of fresh start accounting, this offering and the application of proceeds therefrom that would be recognized in the statement of operations for the period including the Effective Date. As such, the following pro forma financial statements are not intended to represent our actual post-Effective Date financial condition or results of operations, and any differences could be material.

In addition, the historical consolidated financial statements of the Company will not be comparable to these unaudited pro forma condensed consolidated financial statements or to the financial statements following the Effective Date of the Reorganization due to the Separation, the effects of the Reorganization and the impact of applying fresh start accounting.

As more fully discussed elsewhere in this prospectus, the following occurred as part of the Reorganization:

•

the existing indebtedness of iHeartCommunications of approximately $16 billion was discharged, the Company entered into the New Term Loan Facility and the New ABL Facility and issued the New Senior Secured Notes and the New Senior Unsecured Notes, which resulted in approximately $5.8 billion in the aggregate of outstanding indebtedness;

•	all balances included within Liabilities subject to compromise were settled or reinstated; and

•

new Class A common stock and Class B common stock of iHeartMedia, along with Special Warrants to purchase shares of Class A common stock or Class B common stock of iHeartMedia, were issued to holders of claims pursuant to the Plan of Reorganization.

In addition, as part of the separation and settlement agreement entered into in connection with the Separation, iHeart Communications and CCOH consummated the following transactions:

•

the cash sweep agreement under a corporate services agreement and any agreements or licenses requiring royalty payments to iHeartMedia by CCOH for trademarks or other intellectual property (“Trademark License Fees”) were terminated;

•

iHeartCommunications, iHeartMedia, iHeartMedia Management Services, Inc. and CCOH entered into a transition services agreement (the “Transition Services Agreement”) to provide administrative services currently and historically provided to CCOH by iHeartCommunications;

•	the Trademark License Fees charged to CCOH during the post-petition period were waived by iHeartMedia;

•	the post-petition intercompany balance due to iHeartCommunications was repaid, after being adjusted for the post-petition Trademark License Fees charged to CCOH during the post-petition period;

•

iHeartMedia contributed the rights, title and interest in and to all tradenames, trademarks, service marks, common law marks and other rights related to the Clear Channel tradename (the “CC Intellectual Property”) to CCOH;

•

iHeartMedia paid $107.0 million to CCOH, which consisted of the $149.0 million payment by iHeart Communications to CCOH as CCOH’s recovery of its claims under the Due from iHeart Communications Note, partially offset by the $41.9 million net amount payable to iHeartCommunications under the post-petition intercompany balance between iHeartCommunications and CCOH, after adjusting for the post-petition Trademark License Fees which were waived as part of the settlement agreement;

•

iHeartCommunications entered into a credit agreement with Clear Channel Outdoor, LLC (“CCOL”), a wholly-owned subsidiary of CCOH, to provide a line of credit in an aggregate amount not to exceed $200 million at the prime rate of interest; and

•	iHeart Operations, Inc. issued preferred stock to a third party for cash.

The unaudited condensed pro forma balance sheet as of March 31, 2019 also reflects the amount of $         million of proceeds from the issuance of                  shares of Class A common stock in this offering which will be used to repay a portion of the borrowings under our New Term Loan Facility.

IHEARTMEDIA, INC.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET

As of March 31, 2019

(in thousands)

ASSETS	Historical	Separation of the Outdoor Group (A)	Pro Forma for Separation of the Outdoor Group	Reorganization Adjustments (B)		Fresh Start Adjustments (C)		Pro Forma for Separation, Reorganization and Fresh Start Adjustments	The Offering (D)	Pro Forma as Adjusted
Cash and cash equivalents	$448,130	$(170,510)	$277,620	$(243,115	)(1)	$—		$34,505	$
Accounts receivable, net of allowance	1,387,122	(636,520)	750,602	—		—		750,602
Prepaid expenses	179,823	(59,232)	120,591	—		(19,270	)(2)	101,321
Other current assets	74,977	(31,642)	43,335	3,385	(1)	—		46,720

Total Current Assets	2,090,052	(897,904)	1,192,148	(239,730)		(19,270)		933,148
PROPERTY, PLANT AND EQUIPMENT
Structures, net	1,014,688	(1,014,688)	—	—		—		—
Other property, plant and equipment, net	726,550	(229,872)	496,678	—		235,150	(3)	731,828
INTANGIBLE ASSETS AND GOODWILL
Indefinite-lived intangibles—licenses	2,326,533	—	2,326,533	—		(2,956	)(1)	2,323,577
Indefinite-lived intangibles—permits	971,163	(971,163)	—	—		—		—
Other intangible assets, net	439,864	(249,184)	190,680	(83,909	)(2)	2,251,583	(1)	2,358,354
Goodwill	4,118,312	(702,819)	3,415,493	—		(50,369	)(1)	3,365,124
OTHER ASSETS
Operating lease right-of-use assets	2,359,275	(2,004,486)	354,789	—		510,570	(4)	865,359
Other assets	239,533	(99,706)	139,827	—		(27,400	)(2)	112,427

Total Assets	$14,285,970	$(6,169,822)	$8,116,148	$(323,639)		$2,897,308		$10,689,817	$

CURRENT LIABILITIES
Accounts payable	$146,853	$(105,026)	$41,827	$—		$—		$41,827	$
Current operating lease liabilities	366,902	(366,433)	469	32,065	(5)	16,829	(4)	49,363
Accrued expenses	632,078	(458,582)	173,496	(47,656	)(1)	—		125,840
Accrued interest	12,323	(11,649)	674	—		—		674
Deferred income	234,672	(103,148)	131,524	—		(1,736	)(5)	129,788
Current portion of long-term debt	46,744	(234)	46,510	6,583	(5)	—		53,093

Total Current Liabilities	1,439,572	(1,045,072)	394,500	(9,008)		15,093		400,585

Long-term debt	5,293,405	(5,293,405)	—	5,747,271	(4)	(4,000	)(5)	5,743,271
Noncurrent operating lease liabilities	1,669,447	(1,668,558)	889	397,158	(5)	406,921	(4)	804,698
Deferred income taxes	323,434	(323,434)	—	619,342	(6)	336,737	(7)	956,079
Other long-term liabilities	296,896	(176,194)	120,702	15,942	(5)	(3,134	)(5)	133,510
Subsidiary preferred stock	—	—	—	59,087	(3)	—		59,087
Liabilities subject to compromise	16,829,329	—	16,829,329	(16,829,329	)(5)	—		—
Commitments and contingent liabilities
STOCKHOLDERS’ EQUITY (DEFICIT)
Noncontrolling interest	11,437	(11,051)	386	—		—		386
Common stock	92	—	92	(92	)(8)	—		—
New iHeartMedia, Inc. common stock, par value $0.001 per share	—	—	—	145	(8)	—		145
Additional paid-in capital	2,075,025	—	2,075,025	518,461	(7)	(1,700)		2,591,786
Accumulated deficit	(13,330,821)	2,042,219	(11,288,602)	9,154,822		2,133,780	(6)	—
Accumulated other comprehensive loss	(319,284)	305,673	(13,611)	—		13,611	(6)	—
Cost of shares held in treasury	(2,562)	—	(2,562)	2,562	(8)	—		—

Total Stockholders’ Equity (Deficit)	(11,566,113)	2,336,841	(9,229,272)	9,675,898		2,145,691		2,592,317

Total Liabilities and Stockholders’ Equity (Deficit)	$14,285,970	$(6,169,822)	$8,116,148	$323,639		$2,897,308		$10,689,817	$

IHEARTMEDIA, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2019

(in thousands)

	Historical	Separation of the Outdoor Group (A)	Pro Forma for Separation of the Outdoor Group	Reorganization Adjustments (B)		Fresh Start Adjustments (C)		Pro Forma for Separation, Reorganization and Fresh Start Adjustments	The Offering (D)	Pro Forma As Adjusted
Revenue	$1,381,899	$(586,102)	$795,797	$—		$210	(2)(3)	$796,007	$
Operating expenses:
Direct operating expenses (excludes depreciation and amortization)	614,919	(347,804)	267,115	—		(1,515	)(3)(4)	265,600
Selling, general and administrative expenses (excludes depreciation and amortization)	455,723	(122,743)	332,980	—		(1,783	)(3)	331,197
Corporate expenses (excludes depreciation and amortization)	74,700	(27,846)	46,854	4,037	(5)	—		50,891
Depreciation and amortization	113,366	(75,076)	38,290	(2,248	)(1)	70,633	(1)	106,675
Impairment charges	91,382	—	91,382	—		—		91,382
Other operating expense, net	(3,549)	3,522	(27)	—		—		(27)

Operating income (loss)	28,260	(9,111)	19,149	(1,789)		(67,125)		(49,765)
Interest expense, net	114,764	(114,052)	712	101,367	(2)(3)	—		102,079
Equity in loss of nonconsolidated affiliates	(214)	207	(7)	—		—		(7)
Loss on extinguishment of debt	(5,474)	5,474	—	—		—		—
Other expense, net	(10,722)	358	(10,364)	—		—		(10,364)
Reorganization items, net	36,118	—	36,118	(36,118	)(4)	—		—

Loss before income taxes	(139,032)	110,980	(28,052)	(67,038)		(67,125)		(162,215)
Income tax benefit	3,431	57,763	61,194	16,760		16,781		94,735

Consolidated net income (loss)	$(135,601)	$168,743	$33,142	$(50,278)		$(50,344)		$(67,480)	$

IHEARTMEDIA, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2018

(in thousands)

	Historical	Separation of the Outdoor Group (A)	Pro Forma for Separation of the Outdoor Group	Reorganization Adjustments (B)		Fresh Start Adjustments (C)		Pro Forma for Separation, Reorganization and Fresh Start Adjustments	The Offering (D)	Pro Forma As Adjusted
Revenue	$1,369,648	$(596,862)	$772,786	$—		$(73	)(2)(3)	$772,713	$
Operating expenses:
Direct operating expenses (excludes depreciation and amortization)	602,355	(361,289)	241,066	—		2,172	(3)(4)	243,238
Selling, general and administrative expenses (excludes depreciation and amortization)	472,987	(126,895)	346,092	—		(2,067	)(3)	344,025
Corporate expenses (excludes depreciation and amortization)	78,734	(25,822)	52,912	8,281	(5)	—		61,193
Depreciation and amortization	151,434	(84,060)	67,374	(2,248	)(1)	39,126	(1)	104,252
Other operating expense, net	(3,286)	54	(3,232)	—		—		(3,232)

Operating income	60,852	1,258	62,110	(6,033)		(39,304)		16,773
Interest expense, net	418,397	(97,264)	321,133	(219,841	)(2)(3)	—		101,292
Equity in earnings (loss) of nonconsolidated affiliates	157	(188)	(31)	—		—		(31)
Gain on extinguishment of debt	100	—	100	—		—		100
Other expense, net	(1,063)	(19,453)	(20,516)	—		—		(20,516)
Reorganization items, net	192,055	—	192,055	(192,055	)(4)	—		—

Loss before income taxes	(550,406)	78,881	(471,525)	405,863		(39,304)		104,966
Income tax benefit	117,366	45,367	162,733	(101,466)		9,826		71,093

Consolidated net loss	$(433,040)	$124,248	$308,792	$304,397		$(29,478)		$(33,873)	$

IHEARTMEDIA, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2018

(in thousands)

	Historical	Separation of the Outdoor Group (A)	Pro Forma for Separation of the Outdoor Group	Reorganization Adjustments (B)		Fresh Start Adjustments (C)		Pro Forma for Separation, Reorganization and Fresh Start Adjustments	The Offering (D)	Pro Forma As Adjusted
Revenue	$6,325,780	$(2,714,457)	$3,611,323	$—		$(292	)(2)(3)	$3,611,031	$
Operating expenses:
Direct operating expenses (excludes depreciation and amortization)	2,532,948	(1,470,575)	1,062,373	—		8,690	(3)(4)	1,071,063
Selling, general and administrative expenses (excludes depreciation and amortization)	1,896,503	(519,572)	1,376,931	—		(8,269	)(3)	1,368,662
Corporate expenses (excludes depreciation and amortization)	337,218	(109,710)	227,508	33,369	(5)	—		260,877
Depreciation and amortization	530,903	(318,952)	211,951	(8,990	)(1)	212,772	(1)	415,733
Impairment charges	40,922	(7,772)	33,150	—		—		33,150
Other operating expense, net	(6,768)	(2,498)	(9,266)	—		—		(9,266)

Operating income	980,518	(290,374)	690,144	(24,379)		(213,485)		452,280
Interest expense, net	722,931	(388,133)	334,798	70,648	(2)(3)	—		405,446
Equity in earnings of nonconsolidated affiliates	1,020	(904)	116	—		—		116
Gain on extinguishment of debt	100	—	100	—		—		100
Other expense, net	(58,876)	35,297	(23,579)	—		—		(23,579)
Reorganization items, net	356,119	—	356,119	(356,119	)(4)	—		—

Income (Loss) before income taxes	(156,288)	132,152	(24,136)	261,092		(213,485)		23,471
Income tax expense	(46,351)	32,515	(13,836)	(65,273)		53,371		(25,738)

Consolidated net loss	$(202,639)	$164,667	$(37,972)	$195,819		$(160,114)		$(2,267)	$

IHEARTMEDIA, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2017

(in thousands)

	Historical	Separation of the Outdoor Group (A)	Pro Forma for the Separation of the Outdoor Group
Revenue	$6,168,431	$(2,581,784)	$3,586,647
Operating expenses:
Direct operating expenses (excludes depreciation and amortization)	2,468,724	(1,409,601)	1,059,123
Selling, general and administrative expenses (excludes depreciation and amortization)	1,842,222	(496,159)	1,346,063
Corporate expenses (excludes depreciation and amortization)	311,898	(103,250)	208,648
Depreciation and amortization	601,295	(325,991)	275,304
Impairment charges	10,199	(4,159)	6,040
Other operating income, net	35,704	(26,391)	9,313

Operating income	969,797	(269,015)	700,782
Interest expense, net	1,864,136	(379,701)	1,484,435
Equity in loss of nonconsolidated affiliates	(2,855)	990	(1,865)
Gain on extinguishment of debt	1,271	—	1,271
Other expense, net	(20,194)	(28,755)	(48,949)

Loss before income taxes	(916,117)	82,921	(833,196)
Income tax benefit	457,406	(280,218)	177,188

Consolidated net loss	$(458,711)	$(197,297)	$(656,008)

IHEARTMEDIA, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2016

(in thousands)

	Historical	Separation of the Outdoor Group (A)	Pro Forma for the Separation of the Outdoor Group
Revenue	$6,251,000	$(2,676,367)	$3,574,633
Operating expenses:
Direct operating expenses (excludes depreciation and amortization)	2,395,037	(1,418,319)	976,718
Selling, general and administrative expenses (excludes depreciation and amortization)	1,726,118	(513,497)	1,212,621
Corporate expenses (excludes depreciation and amortization)	341,072	(115,905)	225,167
Depreciation and amortization	635,227	(344,124)	291,103
Impairment charges	8,000	(7,274)	726
Other operating income (expense), net	353,556	(354,688)	(1,132)

Operating income	1,499,102	(631,936)	867,166
Interest expense, net	1,850,119	(375,029)	1,475,090
Equity in loss of nonconsolidated affiliates	(16,733)	1,689	(15,044)
Gain on extinguishment of debt	157,556	—	157,556
Other expense, net	(86,009)	70,151	(15,858)

Loss before income taxes	(296,203)	(185,067)	(481,270)
Income tax benefit	49,631	77,499	127,130

Consolidated net loss	$(246,572)	$(107,568)	$(354,140)

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

NOTE 1 — PRO FORMA BALANCE SHEET ADJUSTMENTS

In order to reflect the pro forma capital structure of iHeartMedia, the unaudited pro forma condensed consolidated balance sheet as of March 31, 2019 includes the following adjustments related to the Separation, the Reorganization, the application of fresh start accounting, the issuance of                  shares of Class A common stock in this offering and the application of the proceeds therefrom:

A.	The Separation

On May 1, 2019, as part of the Separation, the outstanding shares of both classes of CCOH common stock were consolidated such that CCH held all of the outstanding CCOH Class A common stock that was held by subsidiaries of iHeartCommunications, through a series of share distributions by other subsidiaries that held CCOH common stock and a conversion of CCOH Class B common stock that CCH held to CCOH Class A common stock. Prior to the Separation, iHeartCommunications owned approximately 89.1% of the economic rights and approximately 99% of the voting rights of CCOH. To complete the Separation, CCOH merged with and into CCH, with CCH surviving the merger and changing its name to Clear Channel Outdoor Holdings, Inc. (“New CCOH”), and pre-merger shares of CCOH Class A common stock (other than shares of CCOH Class A common stock held by CCH or any direct or indirect wholly-owned subsidiary of CCH) were converted into an equal number of shares of post-merger common stock of New CCOH. iHeartCommunications transferred the post-merger common stock of New CCOH it held to Claimholders pursuant to the Plan of Reorganization but retained 31,269,762 shares which will be distributed to two affiliated Claimholders when the iHeartCommunications Warrants are exercised for nominal consideration. Upon completion of the merger and distribution of the shares held by iHeartCommunications to Claimholders, New CCOH became an independent public company. The unaudited pro forma condensed consolidated balance sheet assumes that the iHeartCommunications Warrants have been exercised and the shares have been distributed to the Claimholders.

The balance sheet adjustments reflect the assets and liabilities of CCOH, which are derived from the consolidated balance sheet of CCOH included in CCOH’s Quarterly Report on Form 10-Q for the three months ended March 31, 2019. CCOH’s assets and liabilities are adjusted to: (1) eliminate the balance on the Due from iHeartCommunications Note and the balance on the intercompany payable due to iHeartCommunications from CCOH’s consolidated balance sheet, which are intercompany amounts that were eliminated in consolidation; (2) eliminate CCOH’s Noncontrolling interest and treasury shares; and (3) eliminate other intercompany balances.

B.	Reorganization Adjustments

The following are adjustments to reflect the impact of the Reorganization. The difference between the settled amount of a liability and its recorded amount are reflected as an adjustment to Accumulated deficit.

(1)	Sources and Uses of Cash (in millions):

Historical cash at March 31, 2019 (excluding CCOH)	$277.6
Net cash received from exit financing	5,737.4
Cash paid to predecessor debtholders	(5,750.0)
Payment to CCOH to settle intercompany balances	(107.0	)(a)
Proceeds received from sale of preferred stock	59.1
Payments made for professional fees	(148.8	)(b)
Release of restricted cash (Other current assets)	3.4
Payments to cure contracts (Liabilities subject to compromise)	(17.7)
Payments for general unsecured claims (Liabilities subject to compromise)	(17.5)
Other cash payments	(2.0	)(b)

Total pro forma use of cash	(243.1)

Pro forma cash upon emergence	$34.5

(a)

Includes the payment by iHeartCommunications to CCOH of $149.0 million as CCOH’s recovery of its claims under the Due from iHeartCommunications Note and the payment by iHeartMedia of $10.2 million in settlement of the post-petition intercompany balance of $21.6 million as of December 31, 2018, after adjusting for the waiver of $31.8 million of post-petition license fees charged to CCOH by iHeartCommunications during the year ended December 31, 2018, offset by $52.1 million accrued under the corporate services agreement between iHeartCommunications and CCOH (after the termination of royalties and license fees on intellectual property) in favor of iHeartCommunications from January 1, 2019 through March 31, 2019. Within 15 business days after the Effective Date, iHeartCommunications will pay CCOH for the intercompany liability incurred from April 1, 2019 through the Effective Date.

(b)	Approximately $46.2 million in professional fees and $2.0 million related to other cash payments were accrued for in the historical balance sheet as of March 31, 2019.

(2)	The contribution of the CC Intellectual Property to CCOH at its historical book value of $83.9 million.

(3)

The issuance by iHeart Operations of $60 million in aggregate liquidation preference of its Series A Perpetual Preferred Stock, par value $0.001 per share, for an aggregate amount equal to $59.1 million, net of issuance costs. On May 1, 2029, the shares of the Preferred Stock will be subject to mandatory redemption for $60 million in cash, plus any accrued and unpaid dividends, unless waived by the holders of the Preferred Stock. Because the Preferred Stock is mandatorily redeemable for cash at a date certain, the Preferred Stock is classified as a liability in the Company’s unaudited pro forma condensed consolidated balance sheet.

(4)

The exit financing consists of the New Term Loan Facility of approximately $3.5 billion and New Senior Secured Notes totaling $800 million, both maturing seven years from the date of issuance, New Senior Unsecured Notes totaling $1.45 billion, maturing eight years from the date of issuance, and a $450 million New ABL Facility with no amount drawn at emergence, which matures four years from the date of issuance.

The terms from the exit financing are as follows:

(in millions)	Term	Interest Rate	Amount
New Term Loan Facility	7 years	Libor + 4.00%	$3,487.4
New Senior Secured Notes	7 years	6.375%	800.0
New Senior Unsecured Notes	8 years	8.375%	1,450.0
New ABL Facility	4 years	Varies[1]	—

Pro forma net proceeds from exit financing			$5,737.4

(1) Borrowings under the New ABL Facility bear interest at a rate per annum equal to the applicable rate plus, at iHeartCommunications’ option, either (1) a eurocurrency rate or (2) a base rate. The applicable margin for borrowings under the New ABL Facility range from 1.25% to 1.75% for eurocurrency borrowings and from 0.25% to 0.75% for base-rate borrowings, in each case, depending on average excess availability under the New ABL Facility based on the most recently delivered borrowing base certificate.

(5)

As part of the Plan of Reorganization, the Bankruptcy Court approved the settlement of claims reported within Liabilities subject to compromise in our consolidated balance sheet at allowed claim amounts.

The table below indicates the disposition of Liabilities subject to compromise (in millions):

Liabilities subject to compromise pre-emergence	$16,829.3
To be reinstated:
Deferred taxes	(653.5)
Accrued expenses	(0.5)
Current operating lease liabilities	(32.1)
Capital leases(a)	(16.8)
Noncurrent operating lease liabilities	(397.2)
Other long-term liabilities	(15.8)
Settlement of long-term debt and accrued interest(b)	(15,669.6)
Payments to cure contracts	(17.7)
Settlement of general unsecured claims	(26.1	)(c)

Liabilities subject to compromise post-emergence	$—

(a)	Includes capital leases liabilities and other debt of $6.6 million and $10.2 million classified as current and long-term debt, respectively.
(b)	Includes Long-term debt of $15,143.7 million and accrued interest of $542.7 million, less reinstated capital leases and other debt of $16.8 million.
(c)	Cash of $6.8 million is reserved for future general unsecured claims and is classified as restricted cash.

(6)

Reflects the reinstatement of deferred tax liabilities included within Liabilities subject to compromise of $653.5 million, offset by an adjustment to net deferred tax liabilities of $34.2 million. Upon emergence from bankruptcy proceedings under Chapter 11 of the Bankruptcy Code, iHeartMedia’s federal and state net operating loss carryforwards were reduced in accordance with Code Section 108 due to cancellation of debt income, which is not includable in U.S. federal taxable income. The remaining federal and state net operating loss carryforwards upon emergence totaled $40.8 million. The pro forma reorganization adjustments reflect a reduction in deferred tax assets for federal and state net operating loss carryforwards as described above, a reduction in deferred tax liabilities attributed to long-term debt as a result of the restructuring of our indebtedness upon emergence and a reduction in valuation allowance.

(7)

Pursuant to the terms of the Plan of Reorganization, as of the Effective Date, all pre-emergence common stock and stock-based compensation awards were cancelled without any distribution, resulting in the recognition of $1.7 million in compensation expense immediately prior to our emergence related to the unrecognized portion of share-based compensation. Following the Effective Date, the Company intends to issue 5,170,918 non-qualified stock options and 2,750,140 restricted stock awards pursuant to the Incentive Equity Plan.

(8)

The adjustments reflect the cancellation of iHeartMedia’s common stock and related components of its Stockholders’ deficit, and the issuance of 56,861,941 shares of iHeartMedia Class A common stock, 6,947,567 shares of Class B common stock and Special Warrants to purchase 81,453,648 shares of Class A common stock or Class B common stock in exchange for claims against or interests in iHeartMedia pursuant to the Plan of Reorganization.

C.	Fresh Start Accounting Adjustments

We have applied fresh start accounting in accordance with ASC 852—Reorganizations. Fresh start accounting requires the revaluation of our assets and liabilities to fair value, including both existing and new intangible assets, such as FCC licenses, developed technology, customer relationships and tradenames. Fresh start accounting also requires the elimination of all predecessor earnings or deficits in Accumulated deficit and Accumulated other comprehensive loss. These adjustments reflect preliminary estimates and actual amounts recorded as of the Effective Date may be materially different from these estimates.

(1)

Historical goodwill and other intangible assets have been eliminated and we have recognized certain intangible assets at estimated current fair values as part of fresh start accounting and the application of ASC 852, with the most material intangible assets being the FCC licenses related to the Company’s 848 radio stations. We have also recorded customer-related, technology-related and marketing-related intangible assets, including the iHeart tradenames.

The following table sets forth preliminary valuations, which are subject to change, of the components of these intangible assets and their estimated useful lives:

(in millions)	Preliminary Fair Value	Estimated Useful Life
FCC licenses(a)	$2,323.6	Indefinite
Customer / advertiser relationships(b)	1,663.0	5 - 15 years
Talent contracts(b)	362.2	2 - 10 years
Trademarks and tradenames(b)	323.4	7 - 15 years
Other(b)	9.7

Total pro forma intangible assets upon emergence	4,681.9
Elimination of historical acquired intangible assets	(2,433.3)

Fresh start adjustment to acquired intangible assets	$2,248.6

(a)

FCC licenses. The fair value of the indefinite-lived FCC licenses was determined primarily using the direct valuation method of the Income Approach and, for smaller markets a combination of the Income approach and the Market Approach. The Company engaged a third-party valuation firm to assist it in the development of the assumptions and the Company’s determination of the fair value of its FCC licenses.

Under the direct valuation method, the fair value of the FCC licenses was calculated at the market level as prescribed by ASC 350. The application of the direct valuation method attempts to isolate the income that is properly attributable to the FCC licenses alone (that is, apart from tangible and identified intangible assets and goodwill). It is based upon modeling a hypothetical “greenfield” build-up to a “normalized” enterprise that, by design, lacks inherent goodwill and whose only other assets have essentially been paid for (or added) as part of the build-up process. Under the direct valuation method, it is assumed that rather than acquiring FCC licenses as part of a going concern business, the buyer hypothetically obtains FCC licenses and builds a new operation with similar attributes from scratch. Thus, the buyer incurs start-up costs during the build-up phase which are normally associated with going concern value. Initial capital costs are deducted from the discounted cash flow model which results in value that is directly attributable to the FCC licenses. In applying the direct valuation method to the Company’s FCC licenses, the licenses are grouped by type (e.g. FM licenses vs. AM licenses) and market size in order to ensure appropriate assumptions are used in valuing the various FCC licenses based on population and demographics that influence the level of revenues generated by each FCC license, using industry projections. The key assumptions used in applying the direct valuation method include market revenue growth rates, market share, profit margin, duration and profile of the build-up period, estimated start-up capital costs and losses incurred during the build-up period, the risk-adjusted discount rate (“WACC”) and terminal values. The WACC was calculated by weighting the required returns on interest-bearing debt and common equity capital in proportion to their estimated percentages based on a market participant capital structure.

For licenses valued using the Market Transaction Method, the Company used publicly available data, which included sales of comparable radio stations and FCC auction data involving radio broadcast licenses to estimate the fair value of FCC licenses. Similar to the application of the Income approach for the FCC licenses, the Company grouped licenses by type and market size for comparison to historical market transactions.

The historical book value of the FCC licenses as of March 31, 2019 was subtracted from the fair value of the FCC licenses to determine the pro forma adjustment to decrease the value of Indefinite-lived intangible assets-licenses by $3.0 million.

(b)

Definite-lived intangible assets. Definite-lived intangible assets include customer/advertiser relationships, talent contracts for on-air personalities, trademarks and tradenames and other intangible assets. The Company engaged a third-party valuation firm to assist in developing the assumptions and determining the fair values of each of these assets.

For purposes of estimating the fair values of customer/advertiser relationships and talent contracts, the Company primarily utilized the Income Approach (specifically, the multi-period excess earnings method, or MPEEM) to estimate fair value based on the present value of the incremental after-tax cash flows attributable only to the subject intangible assets after deducting contributory asset charges. The cash flows attributable to each grouping of customer/advertiser relationships were adjusted for the appropriate contributory asset charges (e.g., FCC licenses, working capital, tradenames, technology, workforce, etc.). The discount rate utilized to present-value the after-tax cash flows was selected based on consideration of the overall business risks and the risks associated with the specific assets being valued. Additionally, the Company used the Cost Approach using historical financial data regarding the sales, administrative and overhead expenses related to the Company’s selling efforts associated with revenue for both existing and new advertisers. The ratio of expenses for selling efforts to revenue was applied to total revenue from new customers to determine an estimated cost per revenue dollar of revenue generated by new customers. This ratio was applied to total revenue from existing customers to estimate the replacement cost of existing customer/advertiser relationships. The historical book value of customer/advertiser relationships as of March 31, 2019 was subtracted from the fair value of the customer/advertiser relationships determined as described above to determine the pro forma adjustment to increase the value of the customer/advertiser relationship intangible assets by $1,627.5 million.

For purposes of estimating the fair value of trademarks and tradenames, the Company primarily used the Royalty Savings Method, a variation of the Income approach. Estimated royalty rates were determined for each of the trademarks and tradenames considering the relative contribution to the Company’s overall profitability as well as available public information regarding market royalty rates for similar assets. The selected royalty rates were applied to the revenue generated by the trademarks and tradenames to determine the amount of royalty payments saved as a result of owning these assets. The forecasted cash flows expected to be generated as a result of the royalty savings were discounted to present value utilizing a discount rate considering overall business risks and risks associated with the asset being valued. The historical book values of talent contracts, trademarks and tradenames and other intangible assets as of March 31, 2019 were subtracted from the fair values determined as described above to determine the pro forma adjustments as follows:

Talent contracts	$342.5 million increase in value
Trademarks and tradenames	$275.3 million increase in value
Other	$6.3 million increase in value

The following table sets forth the estimated adjustments to goodwill (in millions):

Pro forma reorganization value	$10,689.8
Less: Fair value of pro forma assets (excluding goodwill)	(7,324.7)

Total pro forma goodwill upon emergence	3,365.1
Elimination of historical goodwill	(3,415.5)

Fresh start adjustment to goodwill	$(50.4)

As set forth in the Plan of Reorganization, which was confirmed by the Bankruptcy Court on January 22, 2019 and became effective on May 1, 2019, the agreed-upon enterprise value of iHeartMedia is $8.75 billion. This value is the midpoint of the range of approximately $8.0 billion and $9.5 billion, which was determined using the Income Approach.

The reconciliation of the Company’s enterprise value to pro forma reorganization value is as follows (in millions):

Midpoint of enterprise value range	$8,750.0
Debt issued upon Reorganization	(5,737.4)
Other long-term debt	(59.0)
Preferred stock issuance	(59.1)
Change in deferred tax liabilities(a)	(336.8)
Noncontrolling interest	(0.3)
Pro forma cash and cash equivalents	34.5

Pro forma equity value	$2,591.9
Pro forma current and long-term liabilities excluding Subsidiary preferred stock	8,038.4
Pro forma Subsidiary preferred stock and Noncontrolling interest	59.5

Pro forma Reorganization value	$10,689.8

(a)	Represents the change in deferred tax liabilities upon application of fresh start accounting.

While the pro forma reorganization value approximates the amount a willing buyer would pay for the assets of the Company immediately before the Reorganization, it is derived from estimated amounts that may have materially changed as a result of confirmation of the Plan of Reorganization by the Bankruptcy Court.

(2)

Reflects the fair value adjustment as of March 31, 2019 to eliminate certain prepaid expenses related to implementation costs and other upfront payments. The Company historically incurred third-party implementation fees in connection with installing various cloud-based software products, and these amounts were recorded as prepaid expenses and recognized as a component of Selling, general and administrative expense over the term of the various contracts. The Company determined that the remaining unamortized costs related to such implementation fees do not provide any rights that result in future economic benefits. In addition, the Company pays signing bonuses to certain of its on-air personalities, and these amounts were recorded as prepaid expenses and recognized as a component of Direct operating expenses over the terms of the various contracts. To the extent these contracts do not contain substantive claw-back provisions, these prepaid amounts do not provide any enforceable rights that result in future economic benefits. Accordingly, the balances related to these contracts as of March 31, 2019 were adjusted to zero.

(3)	Reflects the fair value adjustment to recognize the Company’s property, plant and equipment as of March 31, 2019 based on the estimated fair values of such property, plant and equipment. Property was valued using a market approach comparing similar properties to recent market transactions. Equipment was valued primarily using a replacement cost approach. Internally-developed and owned software technology assets were valued primarily using the Royalty Savings Method, similar to the approach used in valuing the Company’s tradenames and trademarks. Estimated royalty rates were determined for each of the software technology assets considering the relative contribution to the Company’s overall profitability as well as available public market information regarding market royalty rates for similar assets. The selected royalty rates were applied to the revenue generated by the software technology assets. The forecasted cash flows expected to be generated as a result of the royalty savings were discounted to present value utilizing a discount rate considering overall business risks and risks associated with the asset being valued. For certain of the software technology assets, the Company used the cost approach which utilized historical financial data regarding development costs and expected future profit associated with the assets.

The adjustment to the Company’s property, plant and equipment consists of a $78.9 million increase in tangible property and equipment and a $156.3 million increase in software technology assets.

(4)

The operating lease obligation recorded by the Company as of March 31, 2019 was calculated using an incremental borrowing rate applicable to the Company while it was a debtor-in-possession before its emergence from bankruptcy. Upon application of fresh start accounting, the lease obligation was recalculated using the incremental borrowing rate applicable to the Company after emergence from bankruptcy and commensurate to its new capital structure. Accordingly, the Company’s Operating lease liabilities and corresponding Operating lease right-of-use assets increased by $423.8 million to reflect the higher balances resulting from the application of a lower incremental borrowing rate. The Operating lease right-of-use assets were further adjusted to reflect the resetting of the Company’s straight-line lease calculation. In addition, the Company increased the Operating lease right-of-use assets to recognize $11.0 million related to favorable lease contracts.

(5)

Reflects the fair value adjustment to adjust deferred revenue and other liabilities as of March 31, 2019 to its estimated fair value based on the amount an acquirer would be required to pay a third party to assume the remaining performance obligations.

(6)	Reflects the fresh start accounting adjustment to reset Accumulated deficit and Accumulated other comprehensive loss.

(7)

Reflects a net increase to deferred tax liabilities for fresh start adjustments attributed primarily to property, plant and equipment and intangible assets, the effects of which are partially offset by a decrease in the valuation allowance. The Company believes it is more likely than not that its deferred tax assets remaining after the Reorganization and emergence will be realized based on taxable income from reversing deferred tax liabilities. The reversing deferred tax liabilities are principally attributable to property, plant and equipment and intangible assets.

D.	The Offering

Reflects the issuance of            shares of Class A common stock for cash of $         million, the proceeds of which will be used to repay a portion of the borrowings under the New Term Loan Facility.

NOTE 2 — PRO FORMA STATEMENT OF OPERATIONS ADJUSTMENTS

A.	The Separation

The unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2019 and 2018 and for the years ended December 31, 2018, 2017 and 2016 include the following adjustments related to the Separation:

The adjustments reflect the revenue and expenses of CCOH, which are derived from the consolidated statements of operations of CCOH. CCOH’s statements of operations are adjusted to:

(1)

eliminate interest income on the Due from iHeartCommunications Note of $68.9 million and $50.3 million recognized by CCOH for the years ended December 31, 2017 and 2016, respectively, which was an intercompany expense of iHeartCommunications that was eliminated in consolidation (no interest income was recognized on the Due from iHeartCommunications Note after December 31, 2017);

(2)

eliminate interest income (expense) on the post-petition intercompany balance with iHeartCommunications of $(0.8) million, $0.0 million and $0.4 million for the three months ended March 31, 2019 and 2018 and the year ended December 31, 2018, respectively, which was eliminated in consolidation;

(3)	eliminate the $855.6 million loss on the Due from iHeartCommunications Note recognized by CCOH in 2017, which was an intercompany amount that was eliminated in consolidation; and

(4)

eliminate the Trademark License Fees charged by iHeartMedia to CCOH of $8.6 million, $38.6 million and $36.7 million for the three months ended March 31, 2018 and for the years ended December 31, 2018 and 2017, respectively, which were intercompany amounts that were eliminated in consolidation. The Trademark License Fees were not charged to CCOH in the three months ended March 31, 2019 or in 2016.

The unaudited pro forma statements of operations assume that the amounts to be charged to CCOH under the Transition Services Agreement after emergence are equivalent to the amounts charged for the services historically provided under the Corporate Services Agreement. Accordingly, for purposes of the pro forma statements of operations, pro forma Corporate expenses are presented net of intercompany management charges to CCOH.

In addition, the unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2019 and 2018 and for the year ended December 31, 2018 include the following adjustments related to the Reorganization, the application of fresh start accounting, the shares of Class A common stock to be issued in this offering and the application of proceeds therefrom:

B.	Reorganization Adjustments

(1)

Elimination of historical amortization expense of $2.2 million, $2.2 million and $9.0 million for of the three months ended March 31, 2019 and 2018 and for the year ended December 31, 2018, respectively, recognized in relation to the CC Intellectual Property that was transferred to CCOH as part of the Separation.

(2)

Elimination of historical pre-petition interest expense of $0.6 million, $321.8 million and $337.4 million recognized during the three months ended March 31, 2019 and 2018 and during the year ended December 31, 2018, respectively, related to long-term debt that was eliminated in connection with the Reorganization.

(3)

Recognition of $100.2 million, $100.2 million and $400.9 million in interest expense related to post-emergence long-term debt issued in connection with the Reorganization calculated using average LIBOR for the three months ended March 31, 2019 and 2018 and for the year ended December 31, 2018 plus 4.00% for the New Term Loan Facility, and 6.375% for the New Senior Secured Notes and 8.375% for the New Senior Unsecured Notes, in each case issued following the Effective Date. Such pro forma interest expense also includes a 0.250% fee on the unused balance of the New ABL Facility of $391.0 million and a 1.375% fee on amounts used by letters of credit (assumed to be $59.0 million). No balance is assumed to be drawn on the New ABL Facility or the iHeartCommunications Line of Credit for the purposes of the unaudited pro forma condensed consolidated statements of operations. In addition, interest expense was adjusted by $1.8 million, $1.8 million and $7.1 million for the three months ended March 31, 2019 and 2018 and for the year ended December 31, 2018, respectively, to reflect as interest expense the dividends on the $60.0 million of mandatorily redeemable Subsidiary Preferred Stock.

(4)

Removal of Reorganization items, net, which represents charges for professional fees incurred as a result of the Chapter 11 Cases and write-offs of deferred long-term debt fees and original issue discount recognized in relation to the Company’s long-term debt included within Liabilities subject to compromise.

(5)

Removal of historical share-based compensation expense of $0.4 million, $0.6 million and $2.1 million for the three months ended March 31, 2019 and 2018 and for the year ended December 31, 2018, respectively, resulting from the cancellation of pre-emergence stock-based compensation awards, and replaced by share-based compensation expenses of $4.4 million, $8.9 million and $35.4 million for the three months ended March 31, 2019 and 2018 and for the year ended December 31, 2018, respectively, resulting from the expected issuance of 5,170,918 non-qualified stock options and 2,750,140 restricted stock units pursuant to the Incentive Equity Plan.

C.	Fresh Start Accounting Adjustments

(1)

Reversal of historical depreciation and amortization (after adjusting for the contribution of the CC Intellectual Property discussed above) of $36.0 million, $65.1 million and $203.0 million for the three months ended March 31, 2019 and 2018 and for the year ended December 31, 2018, respectively, and recognition of $106.7 million, $104.3 million and $415.7 million for the three months ended March 31, 2019 and 2018 and for the year ended December 31, 2018, respectively, in depreciation and amortization related to tangible and intangible assets identified and adjusted to estimated fair values.

(2)

Reduction of historical revenue of $0.4 million, $0.4 million and $1.7 million for the three months ended March 31, 2019 and 2018 and for the year ended December 31, 2018, respectively, related to the adjustment to deferred revenue to its estimated fair value.

(3)

Reversal of historical expenses related to implementation costs and other upfront fees that were determined to have no future economic benefits. As discussed in footnote C(2) to the unaudited pro forma condensed consolidated balance sheet, the remaining unamortized balances related to prepaid implementation costs for cloud-based software and for signing bonuses related to talent contracts without substantive claw-back provisions were determined to not provide any enforceable rights to future economic benefits and were adjusted to zero. Accordingly, historical Selling, general and administrative expenses arising from the amortization of prepaid implementation fees of $1.8 million, $2.1 million and $8.3 million for the three months ended March 31, 2019 and 2018 and the year ended December 31, 2018, respectively, were reversed. In addition, historical Direct operating expenses arising from the amortization of signing bonuses of $3.2 million, $0.8 million and $3.1 million for the three months ended March 31, 2019 and 2018 and the year ended December 31, 2018, respectively, were reversed. Revenue was also adjusted in relation to an arrangement with a customer, resulting in an adjustment of $0.6 million, $0.4 million and $1.4 million for the three months ended March 31, 2019 and 2018 and the year ended December 31, 2018, respectively.

(4)

The Company eliminated the impact of the amortization of deferred gains on sale-leaseback transactions, which resulted in an increase in Direct operating expense of $1.2 million and $4.8 million for the three months ended March 31, 2018 and the year ended December 31, 2018, respectively. Unamortized deferred gains on sale-leaseback transactions were written-off on January 1, 2019 upon adoption of the new leasing standard. In addition, the Company eliminated the impact of the amortization of straight-line lease adjustments related to operating leases with escalating payments and reset its straight-line lease amortization for purposes of the unaudited pro forma condensed consolidated statements of operations. Resetting the Company’s straight-line lease amortization resulted in an increase to Direct operating expenses of $1.7 million, $1.7 million and $7.0 million for the three months ended March 31, 2019 and 2018 and the year ended December 31, 2018, respectively.

The pro forma adjustments to income tax benefit (expense) have been calculated assuming a 25% statutory tax rate, which is comprised of the U.S. federal tax rate of 21% and a blended 4% rate to account for the various state and local tax jurisdictions in which the Company operates for the three months ended March 31, 2019 and 2018 and the year ended December 31, 2018. The effects on income tax benefit (expense) from the pro forma adjustments to deferred income tax assets and liabilities are not included in the unaudited condensed consolidated pro forma statements of operations because the items are non-recurring in nature.

D.	The Offering

(1)	Reflects the reduction in interest expense of $ million, resulting from the repayment of borrowings under our New Term Loan Facility using the proceeds from this Offering.

Pro Forma Discussion and Analysis of Financial Condition and Results of Operations

Our Sources of Revenue

We generate advertising revenue through three primary channels. The first—and still the most prevalent—is a transactional media relationship with national agencies where the Company is selling defined advertising units and impressions, primarily of inventory on our broadcast radio stations. The second is through a direct marketing relationship with both local and national clients and agencies where we use our diverse portfolio of assets to help develop a specific marketing solution tailored to the defined needs of the advertising partner. The third channel is the newest and smallest, but fastest growing, channel—a digital interface using data to develop specific targets and executed most often over a technology platform. These three channels can all be used in varying degrees of efficiency over our multiple platforms including broadcast radio, digital streaming and display, podcast, social amplification and events. Our national scale and structure allow us to offer these solutions at a national, regional or local level, or any combination thereof.

We have the following revenue streams:

•

Broadcast Radio: We generated revenue of $487 million and $490 million for the three months ended March 31, 2019 and 2018, respectively by selling local and national advertising time on our domestic radio stations, generating revenue through local and national channels. Advertising rates are principally based on the length of the spot and how many people in a targeted audience listen to our stations, as measured by independent ratings services.

Increasingly, across both national and local markets, our advertisers are demanding data rich, analytics-driven advertising solutions. iHeartMedia offers a comprehensive suite of tech-enabled advertising solutions (SoundPoint, SmartAudio and iHeartAnalytics) that provide advanced attribution and analytics capability. We expect programmatic to account for an increasing proportion of ad buying in the future.

•

Digital: Our company’s reach now extends across more than 250 platforms and 2,000 different connected devices. We generate digital revenue comprised of streaming, subscription, display advertisements, podcasting and other content that is disseminated over digital platforms. Our leading streaming product, iHeartRadio, is a free downloadable mobile app and web-based service that allows users to listen to their favorite radio stations, as well as digital-only stations, custom artist stations, and podcasts. Monetization on the free streaming application occurs through national and local advertising. We also have two subscription based offerings—iHeartRadio Plus and iHeartRadio All Access. Digital generated revenue of $76 million and $59 million for the three months ended March 31, 2019 and 2018, respectively.

•	Networks: We enable advertisers to engage with consumers through our Premiere Networks and Total Traffic & Weather Network services. We generate broadcast advertising revenue from selling local and national advertising on our programs featuring top personalities, and also generate revenue through the syndication of our programming to other media companies. Networks generated revenue of $138 million and $132 million for the three months ended March 31, 2019 and 2018, respectively.

•

Premiere Networks is a national radio network that produces, distributes or represents more than 110 syndicated radio programs and services for more than 6,000 radio station affiliates. Our broad distribution capabilities enable us to attract and retain top programming talent. Some of our more popular syndicated programs feature top talent including Ryan Seacrest, Big Boy, Rush Limbaugh, Sean Hannity, Glenn Beck, Steve Harvey, Elvis Duran, Bobby Bones, Breakfast Club and Delilah. We believe recruiting and retaining top talent is an important component of the success of our radio networks.

•

Total Traffic & Weather Network delivers real-time local traffic flow and incident information along with weather updates, sports and news to more than 2,100 radio stations and approximately 100 television affiliates, as well as through Internet and mobile partnerships, reaching over 210 million consumers each month. Total Traffic & Weather Network services more than 220 markets in the U.S. and Canada. It operates the largest broadcast traffic navigation network in North America.

•

Sponsorship & Events: We generate revenue through our 20,000 local live events per year and eight major nationally-recognized tent pole events, as well as appearance fees generated by on-air talent from sponsorship, endorsement and other advertising revenue, as well as ticket sales and licensing. Sponsorship and events generated revenue of $40 million and $38 million for the three months ended March 31, 2019 and 2018, respectively.

•

Other: Other revenue streams connected to our core broadcast and digital radio operations include fees earned for miscellaneous services such as on-site promotions, activations, LMA fees and tower rental provided to advertisers and other media companies. These services generated revenue of $5 million and $6 million for the three months ended March 31, 2019 and 2018, respectively.

•

Audio & Media Services: We also provide services to radio and television broadcast industry participants through our Katz Media and RCS businesses which generated revenue of $50 million and $48 million for the three months ended March 31, 2019 and 2018, respectively.

•

Katz Media Group is a leading media representation firm in the U.S., Katz Media represents more than 3,100 non-iHeartMedia radio stations and nearly 800 television stations and their respective digital platforms. Katz generates revenue via commissions on media sold.

•

RCS is a leading provider of broadcast and webcast software. Our software (radio station automation, music scheduling, HD2 solutions, newsroom software, audio logging and archiving, single station automation and contest tracking software) and technology (real-time audio recognition technology) is used by more than 9,000 radio stations, television music channels, cable companies, satellite music networks and Internet stations worldwide.

Ultimately, our superior local, national, and online sales force combined with our leading digital, events, content, and representation business position us to cover a wide range of advertiser categories, including consumer services, retailers, entertainment, health and beauty products, telecommunications, automotive, media and political. Our contracts with our advertisers range from less than one-year to multi-year terms.

Three Months ended March 31, 2019 compared to Three Months ended March 31, 2018

The unaudited condensed consolidated pro forma statements of operations for the quarters ended March 31, 2019 and 2018 reflect the Separation, Reorganization, the application of fresh start accounting and the application of the net proceeds from this offering as if they occurred on January 1, 2018. The comparison of our unaudited pro forma results of operations for the quarter ended March 31, 2019 to our unaudited pro forma results of operations for the quarter ended March 31, 2018 is as follows:

Consolidated Revenue

Revenue increased $23.3 million during the three months ended March 31, 2019 compared to the same period of 2018. Digital revenue increased $16.6 million, driven by growth in podcasting, primarily as a result of our acquisition of Stuff Media in October 2018, as well as growth in other digital revenue, such as live radio and other on-demand services. Broadcast radio spot revenue decreased $2.9 million as a result of lower local broadcast revenues, primarily offset by higher national revenues driven primarily by increased programmatic buying by our national customers. Revenue from our Network businesses, including both Premiere and Total Traffic & Weather, increased $6.1 million, and revenues from our Audio and Media services increased $2.1 million. Consolidated political revenue was $4.1 million lower in the first quarter of 2019 compared to the first quarter of 2018.

Consolidated Direct Operating Expenses

Consolidated direct operating expenses increased $22.4 million during the three months ended March 31, 2019 compared to the same period of 2018. The increase in direct operating expenses was primarily driven by higher digital royalties, content costs and compensation-related expenses from higher podcasting and digital subscription revenue. We also incurred higher production costs related to our events, including the iHeartRadio Music Awards.

Consolidated Selling, General and Administrative Expenses

Consolidated SG&A expenses decreased $12.8 million during the three months ended March 31, 2019 compared to the same period of 2018, primarily due to lower trade and barter expenses, primarily resulting from the timing, partially offset by higher third-party digital sales activation fees.

Corporate Expenses

Corporate expenses decreased $10.3 million during the three months ended March 31, 2019 compared to the same period of 2018. The decrease was primarily as a result of lower non-cash stock compensation expense due to the fact that 20% of the equity awards to be granted in connection with emergence vest 180 days after the grant date, thus not impacting pro forma corporate expenses in 2019 because, for purposes of the pro forma financial statements, the equity awards are assumed to be granted on January 1, 2018. In addition, sponsor management fees decreased because such fees have not been charged since the March 14, 2018 bankruptcy petition date, and compensation expense was lower related to retention awards granted in prior periods.

Depreciation and Amortization

Depreciation and amortization increased $2.4 million during the three months ended March 31, 2019 compared to the three months ended March 31, 2018, relating primarily to the acquisition of computers and other technology related equipment.

Impairment Charges

We perform our annual impairment test on our goodwill, FCC licenses and other intangible assets as of July 1 of each year. In addition, we test for impairment of intangible assets whenever events and circumstances indicate that such assets might be impaired. During the three months ended March 31, 2019, we determined that our weighted average cost of capital increased, indicating a potential decrease in the fair values of our intangible assets. As a result of our interim impairment testing, we recorded a non-cash impairment charge of $91.4 million to our indefinite-lived FCC licenses as a result of the increase in our weighted average cost of capital.

Other Operating Expense, Net

Other operating expense, net of $3.2 million in the three months ended 2018 related primarily to net losses recognized on asset disposals.

Interest Expense

Interest expense increased $0.8 million during the three months ended March 31, 2019 compared to the three months ended March 31, 2018 primarily as a result of the interest on notes payable issued in the fourth quarter of 2018 related to the acquisitions of Stuff Media, LLC and Jelli Inc.

Other Expense, Net

Other expense, net was $10.4 million for the three months ended March 31, 2019 and related primarily to losses on investments. Other expense, net was $20.4 million for the three months ended March 31, 2018 related primarily to expenses incurred in connection with negotiations with lenders and other activities related to our capital structure which were incurred prior to the filing of the Chapter 11 Cases.

Income Tax Expense (Benefit)

The income tax benefit for the three months ended March 31, 2019 was primarily attributed to the tax effects of the impairment charge recorded in relation to indefinite-lived FCC licenses in the current period. The income tax benefit for the three months ended March 31, 2018 was attributed to the change in valuation allowance recorded against deferred tax assets resulting from current period net operating losses in U.S. federal and state jurisdictions due to uncertainty regarding the Company’s ability to realize those assets in future periods.

Year ended December 31, 2018 compared to Year Ended December 31, 2017

The unaudited condensed consolidated pro forma statement of operations for the years ended December 31, 2018, 2017 and 2016 reflect the Separation as if it occurred on January 1, 2016. In addition, the unaudited condensed consolidated pro forma statement of operations for the year ended December 31, 2018 reflects the Reorganization, the application of fresh start accounting and the application of proceeds from this offering as if they occurred on January 1, 2018. As a result of the application of fresh start accounting as required by ASC 852, the pro forma results of operations for the year ended December 31, 2018 are not comparable to the pro forma results of operations for the years ended December 31, 2017 and 2016. As presented in the unaudited condensed consolidated pro forma statement of operations for the year ended December 31, 2018, fresh start accounting adjustments have impacted certain financial statement line items as follows:

•

Direct operating expenses—$8.7 million increase as a result of adjustments to lease expense due to fair value adjustments applied to accruals for operating leases with escalating payments and deferred gains on sale-leaseback transactions, partially offset by a decrease resulting from adjusting prepayments on talent contracts to fair value.

•	Selling, general and administrative expenses—$8.3 million decrease as a result of adjusting prepaid implementation fees and other prepaid balances to fair value.

•

Depreciation and amortization—$212.8 million increase as a result of adjusting the balances of existing fixed assets and intangible assets to fair value, recording new intangible assets at fair value and recording the associated depreciation and amortization.

The net impact of the fresh start accounting adjustments is a $213.2 million decrease in operating income.

The comparison of our unaudited pro forma results of operations for the year ended December 31, 2018 reflecting the impacts of the Separation, the Reorganization, the application of fresh start accounting and the application of the proceeds of this offering to our unaudited pro forma results of operations for the year ended December 31, 2017 reflecting the impacts of the Separation is as follows:

Consolidated Revenue

Consolidated revenue increased $24.4 million, primarily driven by political revenue, which increased $75.4 million in connection with the 2018 mid-term election cycle. Of the increase in political revenue, $39.6 million was generated by our iHM business and $35.8 million was generated by our media representation business. Digital revenue, including subscription revenue from our iHeartRadio on-demand service, increased $36.2 million. These increases were partially offset by lower broadcast revenues, which decreased $65.1 million, primarily from local spot revenue, driven by lower local agency revenue. We believe disruption to our business resulting from the Chapter 11 Cases negatively impacted our revenue in the first half of the year.

Consolidated Direct Operating Expenses

Consolidated direct operating expenses increased $11.9 million during 2018 compared to 2017. Excluding the impact of fresh start accounting adjustments indicated above, the increase is due primarily to higher digital fees resulting from revenue growth by our iHeartRadio on-demand service and higher compensation and profit sharing expenses related to acquisitions and higher podcast revenues. These increases were partially offset by lower music license fees.

Consolidated Selling, General and Administrative Expenses

Consolidated SG&A expenses increased $22.6 million during 2018 compared to 2017. Excluding the impact of fresh start accounting adjustments indicated above, the increase resulted primarily due to increased expenses for our iHM Business including higher third-party sales activation fees and trade and barter expenses, partially offset by lower bad debt. SG&A expenses also increased for our media representation business as a result of higher variable compensation expense as a result of higher revenue.

Corporate Expenses

Corporate expenses increased $52.2 million during 2018 compared to 2017. Excluding the impact of fresh start accounting adjustments indicated above, the increase was primarily as a result of higher employee-related expenses, including non-cash stock compensation resulting from the equity awards expected to be granted in connection with the Reorganization, 20% of which vest 180 days after the grant date, and the cancellation of the previous stock compensation plan, as well as variable incentive compensation resulting from higher profitability, as well as employee benefits expense. These increases were partially offset by lower management fees and lower spending on efficiency initiatives.

Depreciation and Amortization

Depreciation and amortization increased $140.4 million during 2018 compared to 2017. Excluding the impact of fresh start accounting adjustments indicated above, and the $9.0 million decrease as a result of eliminating amortization of the Clear Channel trade name due to the CCOH Settlement Agreement, depreciation and amortization decreased primarily due to historical assets becoming fully depreciated or fully amortized, including intangible assets that were recorded as part of the merger of iHeartCommunications with iHeartMedia in 2008.

Impairment Charges

During 2018 we recorded impairment charges of $33.2 million related primarily to FCC licenses in several of our markets, and during 2017 we recorded an impairment charge of $6.0 million related to FCC licenses in one of our markets in connection with our annual impairment testing.

Other Operating Income (Expense), Net

Other operating expense, net of $9.3 million in 2018, primarily related to asset acquisition costs and net losses recognized on the disposal of assets. Other operating income, net of $9.3 million in 2017, primarily related to the gain on the exchange of four radio stations in Chattanooga, TN and six radio stations in Richmond, VA for four radio stations in Boston, MA and three radio stations in Seattle, WA.

Interest Expense

Interest expense decreased $1,079.0 million during 2018 compared to 2017 as a result of the significant decrease in long-term debt in connection with the Reorganization as if the Reorganization had occurred on January 1, 2018.

Other Expense, Net

Other expense, net was $23.6 million for the year 2018 related primarily to expenses incurred in connection with negotiations with lenders and other activities related to our capital structure which were incurred prior to the filing of the Chapter 11 Cases. Other expense, net was $48.9 million for the year 2017 related primarily to expenses incurred in connection with negotiations with lenders and other activities related to our capital structure, including $41.8 million related to the notes exchange offers and term loan offers that were launched in early 2017.

Income Tax Expense (Benefit)

Income tax expense of $25.7 million on income before income taxes of $23.5 million was an increase of $202.9 million during 2018 compared to 2017, which reflected an income tax benefit of $177.2 million on loss before income taxes of $833.2 million as a result of the impacts of the Reorganization. The Reorganization, which is assumed to have occurred on January 1, 2018 for purposes of the 2018 unaudited pro forma condensed consolidated statement of operations, resulted in a significant increase in income before income taxes, primarily due to a decrease in interest expense compared to 2017 as discussed above.

Year ended December 31, 2017 compared to Year Ended December 31, 2016

The comparison of our unaudited pro forma results of operations for the year ended December 31, 2017 reflecting the impacts of the Separation to our unaudited pro forma results of operations for the year ended December 31, 2016 reflecting the impacts of the Separation is as follows:

Consolidated Revenue

Consolidated revenue increased $12.0 million during the year ended December 31, 2017 compared to 2016, due to our iHM Business revenues, which increased $39.2 million driven by growth in national trade and barter and digital revenue. Digital revenue grew $41.6 million as a result of digital subscription revenue from our iHeartRadio on-demand service, which was launched in 2017. These increases were partially offset by lower political revenue compared to the prior year as a result of 2016 being a presidential election year. Political revenue decreased $35.9 million and political revenue generated by our media representation business decreased $29.0 million.

Consolidated Direct Operating Expenses

Consolidated direct operating expenses increased $82.4 million during 2017 compared to 2016, which included a $33.8 million prior year benefit resulting from the renegotiation of certain contracts. Direct operating expenses also increased as a result of higher content and programming costs, including compensation for on-air talent, and digital performance license fees which increased due to the launch of iHeartRadio subscription services, as well as higher music royalty fees.

SG&A Expenses

Consolidated SG&A expenses increased $133.4 million during 2017 compared to 2016, including a $142.7 million increase due to higher trade and barter expenses, investments in national and digital sales capabilities, and higher variable expenses, including sales activation costs and commissions. SG&A expenses in our media representation business decreased $9.3 million primarily as a result of expense savings initiatives executed early in 2017.

Corporate Expenses

Corporate expenses decreased $16.5 million during the year ended December 31, 2017 compared to 2016. In 2017, we incurred professional fees directly related to negotiations with lenders and other activities related to our capital structure, including the notes exchange offers and term loan offers, and, accordingly, such fees are reflected in Other Income (Expense), net as further discussed below. In 2016, professional fees incurred in connection with our capital structure activities were reflected as part of corporate expenses. Employee benefit expense was also lower due to lower claims.

Depreciation and Amortization

Depreciation and amortization decreased $15.8 million during 2017 compared to 2016, primarily due to assets becoming fully depreciated or fully amortized.

Impairment Charges

During 2017 we recorded an impairment charge of $6.0 million related to FCC licenses in one of our markets, and during 2016 we recorded an impairment charge of $0.7 million related to FCC licenses in one of our markets in connection with our annual impairment testing.

Other Operating Income, Net

Other operating income, net of $9.3 million in 2017 primarily related to a gain recognized in connection with an exchange of four radio stations in Chattanooga, TN and six radio stations in Richmond, VA for four radio stations in Boston, MA and three radio stations in Seattle, WA. In 2016, we incurred net other operating losses of $1.1 million, primarily related to the disposal of assets.

Interest Expense

Interest expense increased $9.3 million during 2017 compared to 2016 due to higher interest rates on floating rate loans and new debt issuances.

Equity in Loss of Nonconsolidated Affiliates

During the years ended December 31, 2017 and 2016, we recognized losses of $1.9 million and $15.0 million, respectively, related to equity-method investments. The loss in 2016 related primarily to a $15.0 million non-cash impairment recorded in connection with an other-than-temporary decline in the value of one of our equity investments.

Gain on Extinguishment of Debt

During the fourth quarter of 2017, Broader Media, LLC, an indirect wholly-owned subsidiary of the Company, repurchased approximately $4.0 million aggregate principal amount of iHeartCommunications’ 10.0% Senior Notes due 2018 for an aggregate purchase price of approximately $2.7 million. In connection with this repurchase, we recognized a gain of $1.3 million.

During the third quarter of 2016, Broader Media, LLC, an indirect wholly-owned subsidiary of the Company, repurchased approximately $383.0 million aggregate principal amount of iHeartCommunications’ 10.0% Senior Notes due 2018 for an aggregate purchase price of approximately $222.2 million. In connection with this repurchase, we recognized a gain of $157.6 million.

Other Expense, Net

Other expense, net was $48.9 million for the year 2017, which relates primarily to expenses incurred in connection with negotiations with lenders and other activities related to our capital structure, including the notes exchange offers and term loan offers of $41.8 million.

Other expense, net was $15.9 million for the year 2016, which primarily related to a $14.5 million non-cash impairment recorded in connection with an other-than-temporary decline in the value of one of our cost investments.

Income Tax Benefit (Expense)

Income tax benefit of $177.2 million on loss before income taxes of $833.2 million was an increase of $50.1 million during 2017 compared to 2016, which reflected an income tax benefit of $127.1 million on loss before income taxes of $481.3 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis, including the discussion and analysis incorporated by reference herein, summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus or incorporated by reference herein. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the section entitled “Risk Factors” and “Forward-Looking Statements.”

Overview

Our primary business provides media and entertainment services via broadcast and digital delivery, including our networks businesses, which prior to the Separation was presented as our iHM segment. We also operate a full-service media representation business, Katz Media Group (“Katz Media”), which is ancillary to our other businesses. Following the Separation, we ceased to operate the outdoor business, which prior to the Separation was presented as our Americas outdoor segment and our International outdoor segment. As a result, we currently have a single reportable business segment.

Results of Operations

For a discussion and analysis of the historical results of operations prior to the Separation and Reorganization, including the results of our iHM segment, please refer to Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report and Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our 2019 Q1 Quarterly Report filed on March 5, 2019 and April 25, 2019, respectively, each of which is incorporated by reference herein.

On May 1, 2019, we consummated the Separation and Reorganization, resulting in a substantial reduction in our long-term indebtedness and corresponding cash interest expenses and significantly extending the maturities of our outstanding indebtedness, as more fully described under “Liquidity and Capital Resources” below. Over the past ten years, we have transitioned our media business from a single platform radio broadcast operator to a company with multiple platforms including podcasting, networks and live events. We have also invested in numerous technologies and businesses to increase the competitiveness of our inventory with our advertisers and our audience. We believe that our ability to generate free cash flow from these business initiatives coupled with the significant reduction in interest payments due to our reduced level of indebtedness and the elimination of all of our near-term debt maturities will enable us to operate our business without the need to incur the levels of indebtedness that ultimately precipitated our bankruptcy filing in 2018.

For a discussion and analysis of the pro forma results of operations, see “Unaudited Pro Forma Condensed Consolidated Financial Data—Pro Forma Discussion and Analysis of Financial Condition and Results of Operations.”

Liquidity and Capital Resources

For a discussion and analysis of our liquidity and capital resources, please refer to Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report and Item 2,

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our 2019 Q1 Quarterly Report filed on March 5, 2019 and April 25, 2019, respectively, each of which is incorporated by reference herein.

The Separation and Reorganization resulted in a new capital structure with significantly lower levels of long-term debt and a corresponding decrease in debt service requirements after emergence. As a result of the Separation and Reorganization, our long-term debt decreased from $20.5 billion to $5.8 billion (before application of the proceeds of this offering, a portion of which will be used to further reduce our indebtedness). In 2018, we paid $398.0 million of cash interest, and incurred contractual interest of $1,189.1 million that was not paid on account of our bankruptcy proceedings. In 2017, we paid cash interest of $1,772.4 million. As a result of the Separation and Reorganization, our annual cash interest payment following emergence will be less than $400 million and our principal outstanding indebtedness, our New Term Loan Facility, New Senior Secured Notes and New Senior Unsecured Notes will not mature until 2026, 2026 and 2027 respectively.

On the Effective Date, we made cash payments in connection with the CCOH Separation Agreement and per the terms of the Plan of Reorganization, including $107.0 million to CCOH in settlement of intercompany payable balances as of March 31, 2019, $17.7 million to cure contracts, $19.7 million for general unsecured claims, and $148.8 million for professional fees. Other anticipated cash requirements for the year ending December 31, 2019 include capital expenditures of $129 million and $47.4 million to be paid in the fourth quarter of 2019 for the remaining consideration for the acquisition of Stuff Media, LLC and Jelli Inc. acquired in the fourth quarter of 2018.

Our primary sources of liquidity are cash on hand, cash flow from operations and borrowing capacity under our the New ABL Facility. As of May 1, 2019, we had cash on hand of approximately $78.3 million. As of May 1, 2019, we had no borrowings outstanding under the New ABL Facility, a borrowing limit of $450 million, and $64 million of outstanding letters of credit, resulting in $386.5 million of excess availability.

Our primary anticipated uses of liquidity are funding our working capital, debt service, capital expenditures and other obligations. These other obligations include dividend payments due to the investor of preferred stock of iHeart Operations, the terms of which are further described in Note 9 to our financial statements included in the 2019 Q1 Quarterly Report filed on April 25, 2019 and incorporated by reference herein, and any borrowings to be provided to Clear Channel Outdoor, LLC (“CCOL”) and Clear Channel International, Ltd. (“CCI”) under the iHeartCommunications Line of Credit. Our ability to fund our working capital, debt service, capital expenditures and other obligations, and to comply with the financial covenants under our new financing agreements, depends on our future operating performance and cash flows from operations, which are subject to prevailing economic conditions and other factors, many of which are beyond our control. A significant amount of our cash requirements are for debt service obligations, and we anticipate having approximately $0.4 billion of annual cash interest payments based on our indebtedness at emergence. Our future success will depend on our ability to achieve our operating performance goals, address our annual cash interest obligations and reduce our outstanding debt.

Our Indebtedness

For a summary of the terms of the agreements governing out principal indebtedness outstanding, see “Description of Certain Indebtedness and Subsidiary Preferred Stock”.

This summary is not a complete description of all of the terms of the agreements. The agreements setting forth the principal terms and conditions of this indebtedness are filed as exhibits to the registration statement of which this prospectus forms a part.

BUSINESS

Overview

Audio is hot, and iHeartMedia, Inc. (the “Company”, “iHeartMedia”, “iHeart”, “we” or “us”) is the number one audio media company in the U.S. based on consumer reach.

Within audio, there are two segments:

•	The ‘music collection’ segment, which essentially replaced downloads and CDs, and

•	The radio—’companionship’—segment, in which people look to audio, starting with broadcast radio and the personalities there, as their friends and companions.

We serve this second segment and have used our large scale and national reach in broadcast radio to build additional complementary platforms. We are now the only major multi-platform audio media company, with each platform building on and extending our companionship relationship with the consumer.

Our product strategy is ‘be where our listeners are with the products and services they expect from us’. Our reach now extends across more than 250 platforms and over 2,000 different connected devices—and that reach continues to grow.

The platforms we lead in are:

•

Broadcast radio: We have never been stronger with consumers, and our broadcast radio assets reach more consumers today than ever. Our broadcast radio audience is almost twice as large as that of the next largest commercial broadcast radio company, as measured by Nielsen.

•

Digital: Our iHeartRadio digital platform is the number one streaming broadcast radio platform—with seven times the digital listening hours of the next largest commercial broadcast radio company, as measured by Triton.

•	Podcasts: We are the number one commercial podcast publisher—and we are almost three times the size of the next largest commercial podcaster as measured by downloads, according to Podtrac.

•

Social media: Our personalities, stations and brands have a social footprint that includes 146 million fans and followers as measured by Shareablee, which is six times the size of the next largest commercial broadcast audio media company. This social footprint was at the heart of delivering 310 billion social media impressions for our recent iHeartRadio Music Awards and its associated activities.

•

Events: We have over 20,000 local live events per year and eight major nationally-recognized tentpole events, which provide significant opportunities for consumer promotion, advertising and social amplification.

We have been able to unify all of our local brands under a master brand—iHeartRadio. Using that umbrella has allowed us to build our other platforms as well as extend into third-party platforms like Snapchat, YouTube and cable and broadcast television.

Our business model has been to build strong consumer relationships at scale and monetize them by renting those relationships to unaffiliated third parties. We are transforming our sales process to be more competitive with the major digital players that have brought data, targeting and technology into the media buying process. Additionally, we have built out a strong marketing sales function to support the marketing needs of advertisers and agencies in addition to the more traditional media buying transactional relationships.

iHeart is the leader in audio media built upon the strength of our broadcast assets

Broadcast radio holds a unique place in American culture. Consumers listen to the radio because the voice on the other side sounds like a friend. It is this companionship relationship that has withstood the test of time. As a result, radio has been characterized by Deloitte as having Revenue, Reach, and Resilience. Broadcast radio continues to reach more Americans each week than any other medium. While live and time-shifted television’s weekly reach has dropped to 86% among U.S. adults—and is now only 73% for the Millennial audience in the U.S.—radio’s weekly reach has remained steady (since the 1970s) at over 90% for persons aged 18+, and today reaches over 90% of Millennials and almost 90% of Generation Z weekly in the U.S., according to Nielsen’s Q3 2018 Total Audience Report. Additionally, the median age of broadcast radio’s heaviest users tends to be almost 15 years lower than the median age of television’s heaviest users, according to Scarborough, and radio offers the unique influence of a friend and word-of-mouth, giving it a distinct creative advantage over television, print and digital. Technology has expanded the opportunities to listen to the radio in the car, at work and at home, with new devices such as smart speakers, smart phones, gaming consoles and smart televisions.

iHeartMedia is the leader in the audio media sector in the U.S. We have a greater reach than any other media company in the U.S. with our broadcast radio assets alone, with our monthly reach of 275 million listeners aged 6+ (derived from a Nielsen measurement to enable like-to-like comparisons with digital media companies) representing an audience greater than the digital audience of Google (256 million, including YouTube) and Facebook (216 million, including Instagram and Messenger) in the U.S. as measured by Comscore in March 2019. We believe our advantage is driven by our unique ability to build relationships and engage a broad spectrum of audiences and demographics as we fulfill listeners’ need for companionship and to be connected with the world. We believe we have proven that we are the companion of choice through our strong engagement, with listeners spending on average 30 minutes a day with our programming, content and personalities (derived from Nielsen measurements) relative to Google’s engagement time of 25 minutes, excluding YouTube, and Facebook’s engagement time of 18 minutes per visitor per day on average excluding Instagram and Messenger (derived from Comscore’s monthly minutes per visitor measurement in March 2019). Additionally, the Company is able to serve key audiences through individual radio formats targeted to desirable lifestyle and taste segments.

The backbone of the Company is our portfolio of 848 live broadcast radio stations and a local sales force servicing approximately 160 U.S. markets, including 48 of the top 50 markets (with three markets embedded in larger markets), and 86 of the top 100 markets, (with four markets embedded in larger markets). According to Nielsen’s Fall 2018 book, we have the most number one ranked stations across the top 160 markets, and across the largest 50 markets, with 71 and 28 number one ranked stations in these markets, respectively. With our broadcast radio platform alone, we have almost twice the broadcast radio audience of our next closest broadcast competitor. We also have seven times the digital listening hours of our next closest commercial radio broadcast competitor. Our scale, diverse audience platforms and unique value proposition for advertisers result in our higher ratio of share of radio revenue to share of audience of 1.5x, relative to Cumulus (1.2x) and Entercom (1.2x) as derived from measurements by Miller Kaplan, Media Monitors, and Nielsen.

We believe that, unlike other broadcast radio companies, iHeartMedia has a national reach platform as opposed to only a portfolio of local markets. To monetize that, we have built a sizable national sales force that further enables us to compete for advertising dollars that have not traditionally been allocated to broadcast radio. We believe that this dedicated sales team, which works directly with clients and agencies, enables us to create unique marketing partnerships that allow advertisers to coordinate national-scale campaigns while also leveraging our local footprint, consumer relationships and other consumer platforms, including podcasting, events, social and digital. Additionally, we own Katz Media, a leading media representation firm which services other radio companies, television companies and digital players for national advertising.

A critical element of the unique and powerful consumer bond with radio is our radio personalities. These personalities have a strong connection with their listeners, as evidenced by the fact that 86% of respondents to iHeartMedia’s Power of Personalities Survey perceive a deep connection with their favorite personality; in addition, 63% of respondents have considered purchasing a product recommended by their favorite personality. Our relationship with the consumer is further enhanced by the production and distribution of syndicated media content (for iHeartMedia stations and for affiliated stations) through our Premiere Networks business. Premiere Networks is a leading audio content syndicator, covering talk, politics, sports, entertainment, etc. and includes nationally-recognized talent such as Ryan Seacrest, Rush Limbaugh, Sean Hannity, Elvis Duran, Steve Harvey, Bobby Bones, Delilah, The Breakfast Club, Nancy Grace, Big Boy, Enrique Santos, Ellen K and Colin Cowherd. In addition, we are the number one source of real-time traffic and weather content on broadcast radio through our Total Traffic & Weather Network, providing advertisers with yet another national reach platform which, according to Nielsen, provides access to almost every commuter in America.

Our strategy is to be everywhere our listeners want us to be—making us the number one multi-platform audio media company

Our strategy is to be everywhere our listeners want to find us by having a presence on all major and emerging platforms. We are the leader across various audiences and platforms, and we believe our differentiated reach, national footprint with local execution, best-in-class engagement and shared infrastructure provide us with a strong foundation and operating efficiencies as we expand onto new platforms.

iHeartMedia is America’s #1 Audio Media Company By Reach

And the Only Major Multi-Platform Audio Company

Multi-Platform Audience/Usage (Millions)

Source: Broadcast Radio: Fall 2018 Nielsen Audio Nationwide—Monthly Reach People 6+ Commercial Podcasts: Podtrac Ranker March 2019, Global downloads & streams

Social: Shareablee March 2019. Includes fans and followers of iHeartMedia’s stations, brands and personalities. May include some duplication Digital Audio Streaming: comScore media-metrix; total audience March 2019; Ad-supported estimates based on Pandora and Spotify SEC Filings

Youtube: YouTube Analytics dashboard March 2019. Spotify and Pandora below minimum reporting thresholds.

Snap: Snapchat Discover Dashboard March 2019 (global)

In addition, we have developed an iconic master brand that resonates across our diverse geographical markets and unifies our multiple platforms and local brands. The creation of the “iHeartRadio” master brand has allowed us to consolidate all our consumer products under the iHeartRadio banner and create a highly recognizable brand with strong consumer awareness, according to an IPSOS study commissioned by us. Today, iHeart brand aided awareness is 82%, in line with other widely recognized consumer brands such as Spotify at 85% and Pandora at 89%. We have evidence that both advertisers and consumers have grown to value the “iHeartRadio” brand, which is associated with consistent quality and improved satisfaction.

Today, the “iHeartRadio” brand is an iconic powerhouse in the audio industry that underpins our multi-platform strategy as evidenced by:

•

Our Leadership in Digital Radio Streaming: We deliver broadcast radio and custom radio (with a small on-demand component) to 128 million registered users on the iHeartRadio service and app on over 250 platforms and over 2,000 different connected devices — including smart speakers, digital auto dashes, tablets, wearables, smartphones, virtual assistants, televisions and gaming consoles. This digital audience is seven times larger than the digital listening hours of the next largest commercial radio broadcaster. In addition to the iHeart streaming product, the Company also has more than 800 station and personality websites reaching tens of millions of consumers monthly, and we license the iHeartRadio service and brand to international partners in Mexico, Canada, Australia and New Zealand.

•

Our Prominence in Live Events: We have over 20,000 local live events per year and eight major nationally-recognized tentpole events: the iHeartRadio Music Festival, the iHeartRadio Music Awards, the iHeartCountry Festival, the iHeartRadio Fiesta Latina, the iHeartRadio Podcast Awards, iHeartRadio ALTer Ego, iHeartRadio Wango Tango, and the iHeartRadio Jingle Ball Tour. Our iHeartRadio Music Festival has the highest brand awareness (59%) among live music events, greater than the Coachella (54%) and Lollapalooza (52%) music festivals according to the Q4 2018 IPSOS study. Additionally, we believe our festivals are the most coveted. According to the Q4 2018 IPSOS study, 44% of persons aged 13-49 would most like to attend an iHeartRadio event, greater than Coachella, Lollapalooza, Burning Man Project and SXSW.

•

Our Differentiated Social Reach: iHeartMedia’s personalities, stations and brands have garnered 146 million social fans and followers as compared to Spotify’s 28 million and Pandora’s 8 million, as measured by Shareablee. Our radio personalities engage with their listeners and fans across every major social platform, using technology to extend their deep listener connection and relationships. Furthermore, our “iHeart” branded events provide opportunities for significant social amplification, as evidenced in 2019 when our iHeartRadio Music Awards and associated activities generated 310 billion social media impressions. By building deep engagement on the major social platforms, we believe we have positioned ourselves around the important conversations, making social media today’s even more powerful equivalent of the radio call-in phone lines of the past.

Additionally, as of March 2019, the Company has 17 million monthly unique visitors on Snapchat and 21 million monthly unique visitors on YouTube, which we believe are larger than the audiences of the other major audio players on these platforms.

•

Our Leadership in Podcasting: Our multi-platform strategy has also enabled us to extend our leadership into the rapidly growing podcasting sector. The 2018 acquisition of Stuff Media, LLC solidified our position as the number one commercial podcast publisher globally, as measured by monthly downloads and monthly unique listeners according to Podtrac, the industry standard for third-party podcast measurement. We also have the most downloaded podcast of all time as measured by Podtrac, with How Stuff Works at over 1 billion downloads. Overall podcasting industry revenue is expected to increase to $0.7 billion by 2020, according to the iAB, from an estimated $0.4 billion in 2018, a 28% CAGR. We believe iHeartMedia has key capabilities to continue to lead in podcasting driven by the power of our multiple platforms to promote our podcasts to our entire consumer audience as well as to create and grow new podcasts. iHeart is distinguished among podcast publishers by our unique ability to both promote and air our podcasts on broadcast radio, and combine podcast advertising with broadcast advertising to give additional power to advertising messages. We also publish our broadcasts as podcasts, which increases our podcast inventory. We have a 24/7 live channel on the iHeartRadio App carrying the full podcast lineup. The result is low-cost, high-quality programming for stations that builds awareness and demand for featured podcasts. We believe this offering drives consumers to the iHeartRadio service as a podcast destination.

Additionally, we believe we are well-positioned to leverage our iconic brand and enormous reach to benefit from incremental listening growth. As smart speakers are creating an in-home audio hub that enhances radio’s reach, developing a leadership position in this category has become a key element of our growth strategy. Smart speaker adoption has seen rapid acceleration, with a 26% penetration rate among U.S. adults in 2018, representing a 2,500% increase since 2016, as measured by Voicebot. This new technology creates a significant opportunity for iHeartMedia, as the 2019 NuVoodoo Ratings Prospect Study indicates that radio listening is one of the top activities on smart speakers, with 39% of respondents using a smart speaker to listen to FM radio, 14% listening to AM radio and 14% listening to podcasts. As of January 2019, smart speaker listening had grown as a share of iHeartRadio’s total AM/FM streaming by over 162% as measured by Triton, versus growth of 111% for the overall broadcast radio industry, including iHeartMedia. iHeart’s strength with Alexa and other smart speaker listening demonstrates our ability to lead with new technologies and substantially adds to radio listening opportunities in the home.

We also have two radio stations on SiriusXM, which we view primarily as a promotional vehicle since the Sirius subscription-driven revenue model is non-competitive with the Company’s strategic direction.

We are developing advanced and efficient monetization platforms with the goal of providing many of the same benefits as the leading digital advertisers

With our continued technology investments and market-leading position, we believe iHeartMedia is poised to transform the broadcast radio industry by bringing digital-like solutions to broadcast radio. In so doing, we believe we can not only differentiate our platform relative to other radio broadcasters, but also drive revenue growth by gaining share of advertising spend currently that is allocated to other sectors such as television and digital. This potential market capture has the potential to expand the scope of our addressable market beyond U.S. radio advertising budgets.

The benefits of audience targeting and programmatic transaction efficiencies hold as true for audio as they do for other media formats. These include superior measurement, increased control and reduced overhead. Using technology to harness and analyze the consumer data we have at our disposal creates a more efficient value proposition for advertisers. iHeartMedia’s programmatic advertising capability is derived from our SmartAudio, SoundPoint, and iHeartMedia Analytics data and technology platforms. We continue to invest in these platforms, as evidenced by our 2018 acquisition of Jelli Inc., the technology company that powers our SoundPoint programmatic platform. Our broadcast industry-leading digital-like advertising capability has allowed us to provide advanced advertising solutions that can deliver specific audience cohorts to advertisers, as well as attribution and measurement analytics. We believe that our capabilities will transform the way advertisers plan, buy and measure their audio campaigns, making us the preferred tech-enabled broadcast audio advertising platform. Our proprietary solutions include:

•	SoundPoint: Our digital-like ad-buying solution that allows clients to view the available broadcast inventory across various cohorts to address their specific needs

•	SmartAudio: Our application of data science to aggregate business data from broadcasts and the user insights that come from listeners using our digital platform

•	iHeartMedia Analytics: Our tools to present the effectiveness of clients’ broadcast radio advertising campaigns by providing detailed digital dashboards on the results of the advertising spend

In addition, we offer local digital services for advertisers under our SLATE banner. Some of these are reseller relationships of key services, including local website maintenance, audience extension products and third-party app advertising inventory. By offering both an at-scale national platform and analytics, as well as local services, we believe we are the best positioned provider to serve advertiser needs among audio companies.

We believe our leadership position provides tangible financial benefits

Our leadership position across multiple platforms and our advancements in our digital-like broadcast advertising capabilities are starting to yield a positive financial impact. For the fiscal year 2018, on a pro forma basis, iHeartMedia generated $3.6 billion in Revenue, $2 million of Consolidated net loss, $452 million of Operating income (13% margin) and $976 million of Adjusted EBITDA (27% margin), the highest Adjusted EBITDA margin of any major advertising-supported audio media company. Since 2010, we have outperformed the broadcast radio market on an average annual revenue growth basis by more than 200 basis points relative to the industry average excluding iHeartMedia, and in the first quarter ended March 31, 2019, we outperformed the market by approximately 340 basis points relative to the industry average excluding iHeartMedia, as measured by Miller Kaplan. As a result of the consummation of the Reorganization, iHeartMedia carries substantially less debt than it has historically, providing the Company with significantly enhanced financial flexibility. With our inherently low maintenance capital expenditures and working capital profile, iHeartMedia expects to generate significant free cash flow and de-lever over time.

Our Competitive Strengths

Reach leader among major U.S. media companies with a diversified, multi-platform strategy

Radio talks to everyone about everything at all times. As a result of its ubiquitous presence (made all the more possible through technology and the emergence of new platforms and devices), ease of use and diversity of audio content, radio has replaced television as the number one reach medium and iHeartMedia’s broadcast radio platform has greater reach in the U.S. than either Google or Facebook. We believe iHeartMedia is uniquely positioned within this landscape given the breadth of our portfolio—reaching 91% of Americans monthly through our broadcast radio assets alone. Our connectivity spans all demographics, including 91% of Generation Z and 92% of Millennials each month, highlighting the enduring appeal of radio. Moreover, iHeartMedia’s multi-platform approach extends this relationship and national footprint beyond broadcast radio through our 128 million registered digital users, 20,000 annual local live events, 7 million newsletter recipients, 71 million monthly unique visitors in March 2019 to all our digital properties (including station and on-air personality websites) according to Comscore and 146 million social fans and followers across our personalities, stations and brands according to Shareablee. In so doing, we seek to distance ourselves from companies that focus on only one platform in the audio ecosystem by working to be everywhere our consumers are with the products and services they expect from us.

Companionship with our audience creates a deep and engaged relationship in an increasingly fragmented world—and is a different business than ‘music collection’ or playlist experiences

A listener’s music collection or playlist experience often serves to narrowly define an individual, allowing the person a momentary escape from his or her surroundings—however, this is a different business than radio. From our first experience with radio it has always been a social experience we grow up with using together with our family and those closest to us. Audio is woven into the journey of our daily lives, and radio serves as a constant companion that we return to with increasing frequency. Indeed, Nielsen data shows that the average radio listener tunes in seven times daily to just broadcast radio. Radio is also a place for discovery and remains the number one source for discovering new music. The complementary nature of radio is supported by the fact that this statement holds true even for listeners who also use an on-demand digital service—the modern equivalent to a ‘music collection’. According to our Power of Personalities Survey, 84% of individuals ages 18 to 44 who regularly use on-demand digital services agreed that radio is the main way they discover new music.

iHeartMedia provides a platform for our listeners to start a conversation in a way that other mediums cannot. Prior generations’ experience using telephones to call in to their favorite on-air personality has been supplemented by the exponential growth of social media. Today, listeners can simultaneously interact and contribute their voices to the ongoing on-air dialogue in real time. iHeartMedia’s personalities, stations and brands have approximately 146 million social media fans and followers and many of our on-air personalities and stations have hundreds of thousands or millions of independent followers. Our presence on social platforms creates a dual path of connectivity with our audience and source of continuous feedback—we listen, we engage, and we respond.

This two-way relationship helps to create a trusted bond and strong relationship between the listener and our on-air talent. Our Power of Personalities Survey suggests that 86% of our listeners perceive a deep connection with a favorite radio personality and 74% value their opinion and perspectives. We believe this relationship is important to our listeners—and a powerful tool for our advertising partners.

We believe the cumulative impact of these deep relationships yields higher daily consumer engagement for iHeartMedia than premier digital brands, including Google and Facebook. Moreover, our tentpole live events highlight how this passionate engagement translates to massive social moments, with, for example, the 2019 iHeartRadio Music Awards and associated activities generating 310 billion social media impressions. We believe this depth of connectivity not only enriches our listeners’ experience—it also delivers insight on our audience and creates unique opportunities for our advertising partners and builds the iHeartRadio brand.

The only major audio media company with a master brand strategy

The iHeartRadio master brand ties together our radio stations, digital platforms, social, podcasts and live events in a unified manner that reflects the quality and compelling nature of our listener experiences. Consumers of both our local station brands and our national platforms trust in the uncompromising commitment to excellence that is associated with our national iHeartRadio brand, and which is expressed through each of our local broadcast stations, which refer to themselves as “an iHeartRadio station”. This dynamic creates the powerful combination of broad scope and local focus to not only attract national advertisers, but also to maintain an engrained consumer presence in the most important markets in the country. Our master brand strategy also promotes positive consumer sentiment and brand awareness when consumers know that the station or event is associated with iHeartRadio. According to IPSOS, the iHeartRadio Music Festival has greater brand awareness than other celebrated music events including both Coachella and Lollapalooza. Similarly, according to IPSOS, iHeartRadio has 82% aided brand awareness, multiples higher than any broadcast radio company and even higher than Apple Music and SiriusXM. We continue to build and strengthen the iHeartRadio master brand and in so doing enhance the value of all of our assets.

Well-positioned to benefit from incremental listening growth

Audio is hot, with multiple growth drivers. The consumer trend towards increased audio consumption has only been magnified by the proliferation of smart speakers, streaming services and podcasts as a content category. We have the scale and products to benefit from this incremental listening growth and the addition of new audio platforms that can be built as adjuncts to our existing and diversified audio platforms. We are now available on over 250 online and mobile platforms and over 2,000 different types of connected devices, including a leading position on Alexa where iHeartRadio stations were built into the platform and do not need a downloaded skill to access. In fact, according to NuVoodoo, listening to AM/FM radio is one of the top reported activities on smart speakers. This extended access allows our listeners to truly enjoy audio content wherever they are and during all of the experiences that might populate their day. Indeed, we are well-positioned to benefit from the pressures on consumers’ time, as listening is more efficient and available than watching or looking in this time-constrained, multi-tasking world. This dynamic not only increases addressable listening hours, but also drives increasing advertising impressions. In the higher at-home listening months of December 2018 and January 2019, Alexa was the largest single source of unique users for iHeartRadio according to our internal Adobe Analytics reporting—larger than iOS, Android, or Web.

iHeartMedia also has the ability to add new audio platforms and to expand and promote those platforms through existing iHeart assets. In particular, according to Podtrac, iHeart has become the number one commercial podcast publisher globally, with 165 million global monthly downloads and streams and nearly 18 million U.S. unique monthly users in March 2019. We are also able to leverage the power and scale of radio to advance these new content categories, as exemplified through our recent launches of The Ron Burgundy Podcast and Disgraceland Season 3 podcasts (whereby excerpts of the audio series were distributed across our broadcast radio stations and via our social media channels).

Networks and industry-leading media representation business extend impact on ecosystem

iHeartMedia maintains both a leading national audio content syndicator (Premiere Networks) and the largest audio network provider of traffic, weather, news and sports reports in the U.S. (Total Traffic & Weather Network), according to Nielsen. Premiere Networks’ roster of nationally-recognized on-air talent (including Ryan Seacrest, Rush Limbaugh, Sean Hannity, Elvis Duran, Steve Harvey, Bobby Bones, Delilah, The Breakfast Club, Nancy Grace, Big Boy, Enrique Santos, Ellen K and Colin Cowherd) facilitates the type of daily dialogue and content discovery that engenders connectivity with our listeners. Moreover, the Total Traffic & Weather Network reaches more than 2,100 radio stations in over 220 markets and is available to almost every commuter in America. Through Katz Media, we also serve as an industry-leading media representation firm working with more than 3,100 non-iHeartMedia radio stations, nearly 800 television stations and their respective digital platforms, as well as digital-only players such as Spotify. We estimate that in 2018 Katz represented more than 80% of non-iHeartMedia national radio advertising, and nearly 40% of the independent TV industry, excluding owned-and-operated TV and cable TV. We believe our understanding of, and involvement with, all of the components of the audio ecosystem allows iHeartMedia to serve as the informed thought leader in shaping the direction of the industry.

Proprietary audio technology platform drives advertiser return on investment

Through organic investment and strategic acquisitions, iHeartMedia has developed analytic products for our broadcast programmatic advertising platform that enable media buyers to evaluate and purchase radio inventory based on impressions and psychographic cohorts, with associated attribution to prove iHeartMedia’s impact. In so doing, we are able to deliver data-driven insights, targeting and analytics for advertisers that mirror the standards established by the major digital players. Our advancements in developing data services and programmatic buying platforms for our broadcast inventory will provide capabilities similar to digital players while increasing efficiency for advertising partners.

Unique music research platform is powerful and proprietary programming asset

We believe we have unique data and research that not only ascertains the popularity of songs by markets—it lets us compare and contrast markets to each other to help us better predict the future success of songs and artists and understand the segments of their appeal. Having this as a tool for our programmers gives them a competitive advantage. Additionally, we are able to use this knowledge and feedback to better help develop artists, working closely with music companies, managers, and directly with the artists themselves. We believe that no other company can provide this combination of services, information and relationships that we provide across all of iHeart’s platforms.

Unique combination of reach, engagement and data-driven insight creates bespoke ad inventory

We are able to utilize our multi-platform portfolio of assets, deep engagement with listeners and digital-like analytics and targeting to deliver customized and impactful advertising solutions. The unique combination of reach, engagement, data-driven insights and marketing expertise creates bespoke opportunities for advertisers. This combination improves both our media advertising relationships and our marketing-driven advertising solutions.

Positioned to capture ad spend from other mediums

While audio has been historically disrupted by the digital advertising giants, we believe that our suite of digital data advertising products, coupled with our scale and platform, now provide the assets that enable us to respond to the new advertising world that Facebook and Google pioneered. We believe our proprietary technology and data-enhanced audience insights will enable the Company to access broader marketing budgets, including television and digital advertising budgets, for our existing advertisers, new advertisers and agencies that were previously not accessible. This potential share capture would meaningfully extend our addressable ad market beyond the $19 billion existing pool (as estimated by our aggregation of independent third-party sources) of dedicated U.S. audio advertising spend. Thus, we believe that radio is under-utilized as an ad medium relative to the time spent on the platform, and that this dynamic is another indication of our potential for growth.

Superior unit economics

Compared to the streaming audio services, radio broadcasters have distinct unit economics advantages because unlike radio stations, streaming audio services are required to pay royalties with respect to the public performance of sound recordings. For non-subscription, non-interactive streaming (like radio from simulcasts or iHeartRadio’s custom radio feature), the statutory rate set by the CRB for the period from 2016 to 2020 is currently $0.0018 per performance and the rate for subscription non-interactive streaming is $0.0023 per performance (these rates are subject to annual adjustment based on the Consumer Price Index). Also, interactive streaming services must license the right to use sound recordings in their services privately from sound recording copyright owners. We understand that these royalties plus the royalties paid to copyright owners in the underlying musical compositions in total average approximately 60% to 70% of revenue related to these services. Our understanding is based primarily on our own experience licensing such rights for the iHeartRadio All Access and iHeartRadio Plus audio services, as well as an analysis of Pandora’s and Spotify’s public filings, which indicate that the rates we pay for such services are in line with the general market rates. However, in the case of the iHeartRadio All Access and iHeartRadio Plus audio services, since revenue from these streaming services represents a small portion of our overall revenue, the rates we pay for these streaming services do not materially affect the overall average licensing rates paid. Our broadcast radio business enjoys superior unit economics because in the U.S., radio airplay of sound recordings is considered a public performance, and accordingly, radio stations do not pay recorded music royalties for over-the-air broadcast. They do pay performance royalties to songwriters, but these royalties generally represent only about 3% of annual revenue. As a result of these economics, we believe that we have a superior overall cost structure, which is reflected in our higher operating margins, versus that of major music streaming services such as Pandora and Spotify which have reported negative operating margins.

Resilient financial model

We believe the aggregate impact of our differentiated multi-platform strategy results in durable topline growth and increasing profitability due to the inherent operating leverage in the business. Low capital intensity should result in strong free cash flow conversion and growth. Our financial profile should provide a strong foundation for iHeartMedia to continue to drive transformation within the audio industry.

Our Growth Strategy

Our strategy is centered on building strong consumer relationships with national reach. Providing this kind of at-scale companionship creates high-value advertising inventory for current audio advertisers as well as new advertisers and delivers superior returns to both. Moreover, we believe that we can leverage our investments in technology and data-informed decision making to capture increasing market share of the long tail of national and local revenue. The key elements of this growth strategy are:

Continued capture of advertising spend from all mediums

We intend to take advantage of our national scale, the brand power of “iHeartRadio,” and product innovation to capture additional share of the overall radio advertising pool. We also believe our enhanced audience data and related analytics tools should drive capture of additional revenue from other advertising sectors, including digital and television, as advertisers are able to target audiences and measure the efficacy of their ad spend in a manner that mirrors the capabilities of these other mediums. We believe our advertising partners value the unique reach, engagement and return potential of audio, as well as iHeartMedia’s differentiated platforms and marketing expertise, positioning the Company to capitalize on this trend. This trend is best seen in through the growth in ad spend by our top 250 customers for 2018, which collectively grew at 10% CAGR from 2014 to 2018.

We have made, and continue to make, significant investments so we can provide an ad-buying experience similar to that which was once only available from digital-only companies. Our programmatic solution for broadcast radio, SoundPoint, provides improved planning and automated ad-buying by relying on sophisticated planning algorithms and a cloud-based network across all of iHeartMedia’s broadcast radio inventory to deliver highly optimized plans to our advertising customers. SmartAudio is our audio data analytics advertising platform for broadcast radio which can be executed through the SoundPoint product. With SmartAudio, advertisers can do impression-based audience planning and dynamic radio advertising that utilizes real-time triggers such as weather, pollen counts, sports scores, mortgage rates and more to deploy different campaign messages based on what is happening in a specific market at a specific moment. SmartAudio has allowed brands to use broadcast radio advertisements to dynamically serve the most relevant message in each market, at each moment, just as they do with digital campaigns, to ensure increased relevance and impact. In 2018, we launched iHeartMedia Analytics, the first fully-digital measurement and attribution service for broadcast radio that we believe can transform the way advertisers plan, buy and measure much of their audio campaigns to better optimize the extensive reach of radio. We continue to look for ways to further develop our advertising capabilities in order to expand our share of advertising partners’ budgets.

Increasing share of national advertising market

Broadcast radio is the number one consumer reach medium, and advertisers have a renewed appreciation for its scale, diverse demographic access and impact. We intend to complement our current local advertising presence in approximately 160 U.S. markets by further growing our stake in national advertising campaigns through our multi-platform portfolio of audio assets, roster of on-air talent, and the amplifying effect of our listeners’ social engagement. As a result of our ongoing technology investments, national advertisers can now look to our audio offerings with their extensive reach, efficient pricing and digital-like analytics as powerful alternatives to other national ad mediums.

Broadening the scope of audio engagement

We continue to expand the spectrum of choices for our listeners—both in terms of compelling content and the array of ways in which it can be consumed. The proliferation of smart speakers and other connected devices greatly increases the range of options for accessing and interacting with our content. We are also very focused on rapidly growing content categories, such as our leadership position in podcasting. These initiatives not only improve the listener experience—they facilitate further engagement and heightened frequency of advertising impressions.

Notably, iHeartRadio, our all-in-one digital music, podcast and live streaming digital radio service, is available on an expansive range of platforms and devices including smart speakers, digital auto dashes, tablets, wearables, smartphones, virtual assistants, televisions and gaming consoles.

With the acquisition of Stuff Media, LLC in September 2018, we significantly extended our position as the largest commercial podcast publisher globally. We believe that podcasting is to talk what streaming is to music and is the next strategic audio platform. Our podcasting platform will allow us to capture incremental revenue as well as extend station brands, personalities and events onto a new platform –ultimately extending and deepening our consumer relationships and our opportunities for additional advertising revenue.

Employing technology to gain greater penetration of the long tail of advertising markets

In addition to having sellers in approximately 160 local markets across the U.S., which few media companies can claim, we intend to extend our technology platform to address the smaller clients that we do not currently reach through direct sales operations. As indication of the size of the potential opportunity, the Company currently has roughly 60,000 total clients compared to millions of clients for some of our largest social and search competitors which utilize technology solutions for smaller advertisers.

Utilizing our unique bundle of advertising inventory to drive CPM uplift

By adding other high CPM platforms into our mix, as well as providing unique and differentiated solutions for advertisers, we believe that we have the potential to see a CPM uplift. Although our primary focus is revenue, we also aim to maximize the value of our inventory. Moreover, we are continuing to develop platforms (including podcasts) that independently garner superior CPMs.

Leveraging the iHeartRadio master brand to expand our high-profile live events platform

Audio is a social experience and an important extension of the medium is live events. For our listeners, live events are an opportunity to interact with fellow fans and engage with their favorite artists. For our advertising partners, they are a chance to reach a captivated and highly targeted audience directly tied to our high reach and strong engagement broadcast radio platform. They also provide an opportunity to extend into platforms like cable and broadcast television, create ancillary licensing revenue streams and serve as an opportunity for ticket revenue. As with all of our platforms, the data collection from these sources is valuable to both our product creation process and our advertisers. Through our portfolio of major award shows, festivals and 20,000 local live events, we intend to continue to find innovative ways to integrate sponsorships and deliver unique advertising moments. In so doing, we will seek to create additional revenue opportunities through this platform.

Our Sources of Revenue

We generate advertising revenue through three primary channels. The first—and still the most prevalent—is a transactional media relationship with national agencies where the Company is selling defined advertising units and impressions, primarily of inventory on our broadcast radio stations. The second is through a direct marketing relationship with both local and national clients and agencies where we use our diverse portfolio of assets to help develop a specific marketing solution tailored to the defined needs of the advertising partner. The third channel is the newest and smallest, but fastest growing, channel—a digital interface using data to develop specific targets and executed most often over a technology platform. These three channels can all be used in varying degrees of efficiency over our multiple platforms including broadcast radio, digital streaming and display, podcast, social amplification and events. Our national scale and structure allows us to offer these solutions at a national, regional or local level, or any combination thereof.

We have the following revenue streams:

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Broadcast Radio: Our primary source of revenue is derived from selling local and national advertising time on our domestic radio stations, generating local and national broadcast revenue of $2,264 million in 2018 and $2,291 million in 2017. Advertising rates are principally based on the length of the spot and how many people in a targeted audience listen to our stations, as measured by independent ratings services.

Increasingly, across both national and local markets, our advertisers are demanding data rich, analytics-driven advertising solutions. iHeartMedia offers a comprehensive suite of tech-enabled advertising solutions (SoundPoint, SmartAudio and iHeartAnalytics) that provide advanced attribution and analytics capability. We expect programmatic to account for an increasing proportion of ad buying in the future.

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Digital: Our Company’s reach now extends across more than 250 platforms, and 2,000 different connected devices. We generated digital revenue of $284 million in 2018 and $248 million in 2017, comprised of streaming, subscription, display advertisements, podcasting and other content that is disseminated over digital platforms. Our leading streaming product, iHeartRadio, is a free downloadable mobile app and web-based service that allows users to listen to their favorite radio stations, as well as digital-only stations, custom artist stations, and podcasts. Monetization on the free streaming application occurs through national and local advertising. We also have two subscription based offerings–iHeartRadio Plus and iHeartRadio All Access.

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Networks: We enable advertisers to engage with consumers through our Premiere Networks and Total Traffic & Weather services. We generate broadcast advertising revenue from selling local and national advertising on our programs featuring top personalities, and also generate revenue through the syndication of our programming to other media companies. Premiere Networks and Total Traffic & Weather generated revenue of $583 million in 2018 and $582 million in 2017.

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Premiere Networks is a national radio network that produces, distributes or represents more than 110 syndicated radio programs and services for more than 6,000 radio station affiliates. Our broad distribution capabilities enable us to attract and retain top programming talent. Some of our more popular syndicated programs feature top talent including Ryan Seacrest, Big Boy, Rush Limbaugh, Sean Hannity, Glenn Beck, Steve Harvey, Elvis Duran, Bobby Bones, Breakfast Club and Delilah. We believe recruiting and retaining top talent is an important component of the success of our radio networks.

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Total Traffic & Weather Network delivers real-time local traffic flow and incident information along with weather updates, sports and news to more than 2,100 radio stations and approximately 100 television affiliates, as well as through Internet and mobile partnerships, reaching over 210 million consumers each month. Total Traffic & Weather Network services more than 220 markets in the U.S. and Canada. It operates the largest broadcast traffic navigation network in North America.

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Sponsorship & Events: Through our 20,000 local events per year and eight major nationally-recognized tent pole events, as well as endorsement and appearance fees generated by on-air talent, we generated $201 million of revenue in 2018 and $203 million of revenue in 2017 from sponsorship, endorsement and other advertising revenue, as well as ticket sales and licensing.

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Other: Other revenue streams connected to our core broadcast and digital radio operations include fees earned for miscellaneous services such as on-site promotions, activations, LMA fees and tower rental provided to advertisers and other media companies. These services generated revenue of $22 million in 2018 and $33 million in 2017.

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Audio & Media Services: We also provide services to broadcast industry participants through our Katz Media and RCS businesses, which accounted for $257 million of revenue in 2018 and $230 million of revenue in 2017.

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Katz Media Group is a leading media representation firm in the U.S. Katz Media represents more than 3,100 non-iHeartMedia radio stations and nearly 800 television stations and their respective digital platforms. Katz generates revenue via commissions on media sold.

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RCS is a leading provider of broadcast and webcast software. Our software (radio station automation, music scheduling, HD2 solutions, newsroom software, audio logging and archiving, single station automation and contest tracking software) and technology (real-time audio recognition technology) is used by more than 9,000 radio stations, television music channels, cable companies, satellite music networks and Internet stations worldwide.

Ultimately, our superior local, national, and online sales force combined with our leading digital, events, content, and representation business position us to cover a wide range of advertiser categories, including consumer services, retailers, entertainment, health and beauty products, telecommunications, automotive, media and political. Our contracts with our advertisers range from less than one-year to multi-year terms.

Radio Stations

As of March 31, 2019, we owned and operated 848 radio stations, including 239 AM and 609 FM radio stations. All of our radio stations are located in the U.S. No one station is material to our overall operations. We believe that our properties are in good condition and suitable for our operations.

Radio broadcasting is subject to the jurisdiction of the FCC under the Communications Act of 1934, as amended (the “Communications Act”). As described in “—Regulation of Our iHeartMedia Business” below, the FCC grants us licenses in order to operate our radio stations. The following table provides the number of our owned and operated radio stations in the top 25 Nielsen-ranked markets:

Nielsen Market Rank(1)	Market	Number of Stations(2)
1	New York, NY	6
2	Los Angeles, CA	8
3	Chicago, IL	6
4	San Francisco, CA	6
5	Dallas-Ft. Worth, TX	6
6	Houston-Galveston, TX	6
7	Washington, DC	5
8	Atlanta, GA	7
9	Philadelphia, PA	6
10	Boston, MA	8
11	Miami-Ft. Lauderdale-Hollywood, FL	7
12	Seattle-Tacoma, WA	8
13	Detroit, MI	6
14	Phoenix, AZ	8
15	Minneapolis-St. Paul, MN	6
16	San Diego, CA	7
17	Puerto Rico	0
18	Tampa-St. Petersburg-Clearwater, FL	8
19	Denver-Boulder, CO	8
20	Nassau-Suffolk, NY—(New York Embedded Market)	1
21	Baltimore, MD	4
22	Portland, OR	7
23	Charlotte-Gastonia-Rock Hill, NC-SC	4
24	St. Louis, MO	6
25	San Antonio, TX	7

	Total Top 25 Markets	150(3)

(1)	Source: Fall 2018 Nielsen Audio Radio Market Rankings.
(2)	Excludes stations held in trust for sale.
(3)	Our station in the Nassau-Suffolk, NY market is also represented in the New York, NY Nielsen market. Thus, the actual number of stations in the top 25 markets is 150.

Market Opportunity

Audio plays a fundamental role in the daily lives of millions of consumers, connecting them to the world like no other medium. In the multi-tasking reality of modern-day life, audio has become more important than ever. The broader audio advertising sector in the U.S. represents an approximately $19 billion market opportunity including radio, podcast and digital, as estimated by our aggregation of third-party sources. iHeart is uniquely positioned in the audio advertising ecosystem as we touch each of these markets. We also compete in the larger $248 billion U.S. advertising market—inclusive of the $19 billion radio, podcast, and digital opportunity—by developing and offering competitive advertising products intended attract advertising and marketing dollars that might otherwise go to companies in the cable and broadcast television, digital, search, Internet, audio, print, newspaper, sponsorship and other advertising spaces.

We believe there are two segments within the audio media space — music collection, which replaces downloads and CDs, and radio, which provides companionship. While these two segments have co-existed for over half a century, they are different businesses. Music collection is about the individual experience, allowing listeners to escape the world by creating and listening to their own playlists and music selections. Historic examples of the music collection experience include cassette tapes, mixtapes, CDs, LPs and 45 rpm records. Today, examples of music collections include Spotify and Pandora, which have evolved from previous forms of distribution including retail stores, downloads and physical copies. Radio, on the other hand, is a two-way social experience. The radio audience wants to be connected to the outside world, they look for companionship throughout the day, even a friend to share the ride to and from work. Radio is also a source of information that keeps them connected to the world 24/7 and allows them to discover everything from a new trending artist and song to traffic and weather information, celebrity news, new restaurants and social hotspots and trends. According to our Power of Personalities Survey, 80% of listeners in the 18-44 age group discover new music primarily through broadcast radio. While approximately 54% of the radio audience also has a music collection (according to Scarborough), they understand the difference between the two and consumption of both typically moves in parallel. According to our Audio Universe Survey, consistent with our prior Power of Personalities Survey, nine out of ten people surveyed say that they listen to both radio and music collections, but at different times, and for different reasons — acknowledging the difference between these two segments. Therefore, we believe digital audio consumption is “in addition to” and not “instead of” radio, as further evidenced by the fact that despite significant growth in digital audio from 2008 to 2018 — from 33 million weekly listeners to 160 million weekly listeners — broadcast radio has also grown in the same period from 236 million weekly broadcast radio listeners to 249 million weekly broadcast radio listeners aged 12+, as measured by Nielsen.

We believe broadcast radio continues to profoundly enrich the lives of listeners and create value for advertisers. Broadcast radio is the most prevalent audio medium, owing to its nearly universal and free access, far reaching penetration, ubiquity across platforms and role as a provider of both nationally and locally relevant programming. Compared with music collection platforms, we believe that when Americans choose radio, they do so primarily because it provides them with a companionship relationship. In a recent survey by Bridge Ratings, 75% of listeners said they use broadcast radio explicitly for companionship. The younger demographic also prefers radio. Broadcast radio is the number one mass reach vehicle for teens, with a 93% reach every month. In fact, based on data from Nielsen and MRI, far more teens are reached by radio than by streaming devices or digital players, which supports the view that radio is here to stay with the emerging generation. Furthermore, new platforms and devices have increased radio’s momentum and there are several reasons why we believe radio will continue to thrive in the U.S.:

Reach across demographics

Broadcast radio is a mass appeal platform and continues to reach more Americans each week than any other platform across all demographics (teens, Millennials and adults). For example, for Millennials, according to Nielsen, radio has significantly outperformed television’s reach with a weekly reach of 91% of the U.S. population versus television’s live and time-shifted reach of 73%.

Broadcast radio not only reaches more Americans; it also has the largest share of listening. Based on data from Nielsen and Triton, 84% of time spent listening (excluding satellite radio and podcasts) is over broadcast radio. An important element of broadcast radio’s reach and share is in-car consumption. Broadcast radio dominates in-car listening, with 84% of car-using respondents indicating radio usage in 2018, the same rate as in 2011, and radio also representing 67% of listening hours in the car in 2018, according to an Edison survey conducted in September 2018. Streaming has replaced CDs and other collection devices in the car rather than reducing the reach and share of broadcast radio. We believe this dynamic is unlikely to change materially, as a 2017 IPSOS In-Car survey indicates that eight in ten consumers in the U.S. agree that regular AM/FM radios will remain prevalent in cars and only 1% of respondents did not want an AM/FM radio with their next car.

Deep cultural connection with audience

Radio plays a special role in our culture. Nielsen data shows that radio still reaches essentially the same percentage of adults in the U.S. as in the early 1970s, demonstrating the enduring appeal of radio as a unique companionship medium. In contrast, television’s weekly reach of adults 18+ has declined from 94% in 2004 to 86% in 2018, and live and time-shifted television’s weekly reach among Millennials has also declined, from 91% to 73%, over the same period. In our increasingly multi-tasking lives, we believe that there will be more incremental opportunities for consumers to listen than to watch, and radio will be the major beneficiary of this opportunity. Indeed, according to Nielsen, more than 80% of TV viewers report using other digital devices while watching TV.

Radio continues to offer consumers something different in the form of curated, personality-led audio. The medium is able to offer influencers a word-of-mouth style conversation, which propels audience engagement and connection in a very effective way. According to our Power of Personalities Survey, radio personalities have a unique connection with their listeners. In particular, 74% of survey respondents value the personalities’ opinions and perspectives and 63% considered or purchased a product recommended by their favorite personality. This engagement and personal relationship developed between radio personalities and the audience is also evidenced by data from a survey of 294 respondents that we conducted in December 2018 that indicates that broadcast radio is the most trusted medium in America. According to these survey respondents, broadcast radio is 81% more trustworthy than cable television, and two times more trustworthy than online websites and social media.

Additionally, radio has deep and ongoing relationships with recording artists and has a long history of also breaking new artists and music. Radio is the preferred medium for exposure as it leads to mass recognition, ultimately driving an artist’s music and concert sales. The 2017 Nielsen Music 360 Study (which is a study of the interaction with music by Millennial consumers in the U.S.) and other surveys show that radio remains the number one source for discovering new music, and artists recognize the importance of broadcast radio in their success. We work closely with them on an ongoing basis to build out their marketing and career plans.

Superior Value Proposition For Advertisers

According to Nielsen, radio offers an 8:1 return on advertising spend. Radio typically has lower cost per thousand impressions (“CPMs”) on average than other mass reach platforms, which we believe provides another upside opportunity for revenue.

Technology Enables Adoption and Presents Significant Opportunity

In addition to the virtually universal penetration of radios in cars and strong penetration of homes and offices with traditional radios, technology has enabled radio to now be distributed across an even broader platform base, including smart phones, tablets, wearables, digital dashboards, gaming consoles and smart speakers, ultimately resulting in increased reach and return on investment. Select categories where radio benefits from recent technological advances and innovation include:

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Streaming: There are two types of streaming services — streaming music and streaming radio — and both continue to grow. iHeartRadio offers consumers the ability to stream live radio broadcasts, digital-only radio stations, custom artist stations, and podcasts across a multitude of platforms and has a streaming user base of 128 million registered users.

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Smart Speakers: With current market penetration levels of 26%, a 2500% increase since 2016, smart speakers present significant opportunity for radio’s growth in the home. Radio is one of the top activities on smart speakers, with 39% of owners using their smart speaker to listen to FM broadcast radio streams, 14% using it for AM radio stations and 14% using it for podcasts, according to NuVoodoo. In addition to existing radios, smart speakers are new devices and create incremental opportunities for additional listening in the home, expanding radio’s listening potential.

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Podcasting: Podcasts continue to expand the audio landscape, and the number of users has surged to 90 million in the U.S. in 2019, with 32% of the U.S. population aged 12 and above having listened to a podcast in the last month (compared to 9% in 2008), according Edison in January 2019. By focusing on this trend, iHeartMedia has become the number one commercial podcast publisher globally, as measured by Podtrac with 165 million global monthly downloads and streams and nearly 18 million U.S. unique monthly users, in March 2019.

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Big Data and Technology Enabled Advertising Platforms: The next level of efficiency in radio advertising will be supported by the increasing adoption of technology-enabled advertising solutions, including data analytics and targeting and programmatic advertising. New technology solutions will enable agencies to more accurately monitor the success of campaigns and target time slots and stations that are most appropriate for their advertising material. We believe iHeartMedia’s acquisition of Jelli, Inc. and our investments in SmartAudio have positioned us to be a leader in this area.

Competition

We compete for share of our listeners’ time and engagement, a challenging task in today’s fragmented and multi-tasking world. We believe our national reach, the strength of our brand and assets, the quality of our programming and personalities, and the companionship nature of our medium allows us to compete effectively against both our legacy competition—cable and broadcast television, and other broadcast radio operators—as well the new, digital competition, including streaming music and video services, social media, and other digital companies.

Similarly, we compete for advertising and marketing dollars in the U.S. advertising market against an increasingly diverse set of competitors. Our legacy competition for the $19 billion radio, podcast and digital advertising market includes legacy broadcast radio operators, as well as satellite radio companies, podcasters and streaming music companies with ad supported components of their business. We also compete in the larger $248 billion U.S. advertising market—inclusive of the $19 billion radio, podcast and digital opportunity—by developing and offering competitive advertising products intended to attract advertising and marketing dollars that might otherwise go to companies in the cable and broadcast television, digital, search, Internet, audio, print, newspaper, sponsorship and other advertising spaces.

Intellectual Property

Our success is dependent on our ability to obtain and maintain proprietary protection for our technology and the know-how related to our business, defend and enforce our intellectual property rights and operate our business without infringing, misappropriating or otherwise violating valid and enforceable intellectual property rights of others. We seek to protect our investments made into the development of our technology by relying on a combination of patents, trademarks, copyrights, trade secrets, know-how, confidentiality agreements and procedures, non-disclosure agreements with third parties, employee disclosure and invention assignment agreements and other contractual rights.

As of March 21, 2019, we own approximately 141 issued U.S. patents, 121 pending U.S. patent applications, 10 issued foreign patents and 10 pending foreign patent applications, in addition to 356 U.S. trademarks registrations, 27 U.S. trademark applications, 864 state trademark registrations, 35 state trademark applications, 516 foreign registered trademarks and 64 foreign trademark applications.

We have filed and acquired dozens of issued patents and active patent applications in the U.S. and we continue to pursue additional patent protection where appropriate and cost effective. We intend to hold these patents as part of our strategy to protect and defend the Company’s technology, including to protect and defend the Company in patent-related litigation. Our registered trademarks in the U.S. include our primary mark

“iHeartRadio” and various versions of the iHeart word marks and logos. We have a portfolio of internet domain names, including our primary domains www.iheart.com and www.iheartmedia.com. We also have licenses with various rights holders to stream sound recordings and the musical compositions embodied therein, as further described under “—Regulation of our Business—Content, Licenses and Royalties” below.

We believe that our intellectual property has significant value and is important to our brand-building efforts and the marketing of our products and services. We cannot predict, however, whether steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of these rights. In addition to the forms of intellectual property listed above, we own rights to proprietary processes and trade secrets, including those underlying the iHeartRadio digital platform. While we use contractual and technological means to control the use and distribution of our proprietary software, trade secrets, and other confidential information, both internally and externally, including by entering into confidentiality agreements with our employees, contractors, and partners and maintaining physical security of our premises and physical and electronic security of our information technology systems, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors.

Regulation of our Business

General

The following is a brief summary of certain statutes, regulations, policies and proposals affecting our business. For example, radio broadcasting is subject to the jurisdiction of the FCC under the Communications Act. The Communications Act permits the operation of a radio broadcast station only under a license issued by the FCC upon a finding that grant of the license would serve the public interest, convenience and necessity. Among other things, the Communications Act empowers the FCC to: issue, renew, revoke and modify broadcasting licenses; assign frequency bands for broadcasting; determine stations’ frequencies, locations, power and other technical parameters; impose penalties and sanctions for violation of its regulations, including monetary forfeitures and, in extreme cases, license revocation; impose annual regulatory and application processing fees; and adopt and implement regulations and policies affecting the ownership, program content, employment practices and many other aspects of the operation of broadcast stations.

This summary does not comprehensively cover all current and proposed statutes, regulations and policies affecting our business. Reference should be made to the Communications Act, FCC rules, public notices and rulings and other relevant statutes, regulations, policies and proceedings for further information concerning the nature and extent of regulation of our business. Finally, several of the following matters are now, or may become, the subject of court litigation, and we cannot predict the outcome of any such litigation or its impact on our business.

Transfer or Assignment of Licenses

The Communications Act prohibits the assignment of a license or the transfer of control of an FCC licensee without prior FCC approval. In determining whether to grant such approval, the FCC considers a number of factors pertaining to the existing licensee and the proposed licensee, including:

•	compliance with the FCC’s ownership rules;

•	the “character” of the proposed licensee; and

•	compliance with the Communications Act’s limitations on alien ownership as well as general compliance with FCC regulations and policies.

Applications for license assignments or transfers involving a substantial change in ownership are subject to a 30-day period for public comment, during which petitions to deny the application may be filed and considered by the FCC.

License Renewal

The FCC grants broadcast licenses for a term of up to eight years. The FCC will renew a license for an additional eight-year term if, after consideration of the renewal application and any objections thereto, it finds that the station has served the public interest, convenience and necessity and that, with respect to the station seeking renewal, there have been no serious violations of either the Communications Act or the FCC’s rules and regulations by the licensee and no other such violations which, taken together, constitute a pattern of abuse. The FCC may grant the license renewal application with or without conditions, including renewal for a term less than eight years. The vast majority of radio licenses are renewed by the FCC for the full eight-year term. While we cannot guarantee the grant of any future renewal application, our stations’ licenses historically have been renewed for the full eight-year term.

Ownership Regulation

FCC rules and policies define the interests of individuals and entities, known as “attributable” interests, which implicate FCC rules governing ownership of broadcast stations. Under these rules, attributable interests generally include: (1) officers and directors of a licensee and of its direct and indirect parents; (2) general partners; (3) limited partners and limited liability company members, unless properly “insulated” from management activities; (4) a 5 percent or more direct or indirect voting stock interest in a corporate licensee or parent, except that, for a narrowly defined class of passive investors (consisting of “investment companies” as defined in 15 U.S.C. § 80a-3, insurance companies, and bank trust department), the attribution threshold is a 20 percent or more voting stock interest; and (5) combined equity and debt interests in excess of 33 percent of a licensee’s total asset value, if the interest holder provides over 15 percent of the licensee station’s total weekly programming, or has an attributable same-service (radio or television) broadcast interest in the same market (the “EDP Rule”). An entity that owns one or more radio stations in a market and programs more than 15 percent of the broadcast time, or sells more than 15 percent per week of the advertising time, on a radio station in the same market is generally deemed to have an attributable interest in that station.

Debt instruments, non-voting corporate stock, minority voting stock interests in corporations having a single majority stockholder, and properly insulated limited partnership and limited liability company interests generally are not subject to attribution unless such interests implicate the EDP Rule. To the best of our knowledge at present, none of our officers, directors or 5 percent or greater stockholders holds an interest in another broadcast station that is inconsistent with the FCC’s ownership rules.

The current FCC ownership rules relevant to our business are summarized below.

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Local Radio Ownership Rule. The maximum allowable number of radio stations that may be commonly owned in a market is based on the size of the market. In markets with 45 or more stations, one entity may have an attributable interest in up to eight stations, of which no more than five are in the same radio service (AM or FM). In markets with 30-44 stations, one entity may have an attributable interest in up to seven stations, of which no more than four are in the same service. In markets with 15-29 stations, one entity may have an attributable interest in up to six stations, of which no more than four are in the same service. In markets with 14 or fewer stations, one entity may have an attributable interest in up to five stations, of which no more than three are in the same service, so long as the entity does not have an interest in more than 50 percent of all stations in the market. To apply these ownership tiers, the FCC relies on Nielsen Metro Survey Areas, where they exist, and a signal contour-overlap methodology where they do not exist. An FCC rulemaking is pending to determine how to define radio markets for stations located outside Nielsen Metro Survey Areas.

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Newspaper-Broadcast Cross-Ownership Rule. FCC rules formerly prohibited an individual or entity from having an attributable interest in either a radio or television station and a daily newspaper located in the same market. As noted below, the FCC has adopted an order eliminating this prohibition, although the order remains subject to pending court appeals.

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Radio-Television Cross-Ownership Rule. FCC rules formerly limited the common ownership of television same-market radio stations. As noted below, the FCC has adopted an order eliminating limitations on radio-television cross-ownership, although the order remains subject to pending court appeals.

In order to help ensure our compliance with the FCC’s media ownership rules, by purchasing Class A common stock in this offering, you are representing to us that your purchase of stock will not cause you, together with any person or entity with which your interests must be aggregated pursuant to FCC regulations, and taking into account any stock that you or such person or entity subject to aggregation already owns, to acquire an “attributable” interest in us. See “Prospectus Summary—The Offering—FCC media ownership restrictions on purchasing Class A common stock in this offering.” You should consult with counsel to ensure that you can make the representation required to purchase Class A common stock in this offering and before making significant investments in our securities and in other media companies.

The FCC is required to conduct periodic reviews of its media ownership rules. In August 2016, the FCC concluded its 2010 and 2014 quadrennial reviews with a decision retaining the local radio ownership rules, the radio-television cross-ownership rule and the prohibition on newspaper-broadcast cross-ownership without significant change. In November 2017, however, the FCC adopted an order reconsidering the August 2016 decision and modifying it in a number of respects. The November 2017 order on reconsideration did not significantly modify the August 2016 decision with respect to the local radio ownership limits. It did, however, eliminate the FCC’s previous limits on radio-television cross-ownership and newspaper-broadcast cross-ownership. These rule changes became effective on February 7, 2018, but the November 2017 order on reconsideration has been appealed. In December 2018, the FCC commenced its 2018 quadrennial review of its media ownership regulations. Among other things, the FCC is seeking comment on all aspects of the local radio ownership rule’s implementation and whether the current version of the rule remains necessary in the public interest. We cannot predict the outcome of the FCC’s media ownership proceedings or their effects on our business in the future.

Irrespective of the FCC’s media ownership rules, the Antitrust Division of the U.S. Department of Justice (“DOJ”) and the U.S. Federal Trade Commission (“FTC”) have the authority to determine that a particular transaction presents antitrust concerns. In particular, where the proposed purchaser already owns one or more radio stations in a particular market and seeks to acquire radio stations in that market, the DOJ has, in some cases, obtained consent decrees requiring radio station divestitures.

Alien Ownership Restrictions

The Communications Act and FCC regulations restrict foreign entities or individuals from owning or voting more than 20 percent of the equity of a broadcast licensee directly. They also restrict foreign entities or individuals from owning or voting more than 25 percent of a licensee’s equity indirectly (i.e., through a parent company), unless the FCC has made a finding that greater indirect foreign ownership is in the public interest. Since we serve as a holding company for FCC licensee subsidiaries, we are effectively restricted from having more than one-fourth of our stock owned or voted directly or indirectly by foreign entities or individuals. The FCC will entertain and authorize, on a case-by-case basis and upon a sufficient public interest showing, proposals to exceed the 25 percent foreign ownership limit in broadcasting holding companies. In September 2016, the FCC adopted rules to simplify and streamline the process for broadcasters to request authority to exceed the 25 percent indirect foreign ownership limit and reformed the methodology that publicly-traded broadcasters must use to assess their compliance with the foreign ownership restrictions.

The FCC calculates foreign voting rights separately from equity ownership, and both must be at or below the 25 percent thresholds unless the FCC has issued a declaratory ruling allowing foreign ownership or voting in excess of those thresholds. Warrants and other future interests typically are not taken into account in determining foreign ownership compliance. To the extent that our aggregate foreign ownership or voting percentages would exceed 25 percent, any individual foreign holder or “group” as holders, as defined pursuant to FCC regulations, of our common stock whose ownership or voting percentage would exceed 5 percent or 10 percent (with the applicable percentage determined pursuant to FCC rules) will additionally be required to obtain the FCC’s “specific approval.” In general, “specific approval” is required for a foreign entity or individual or group to hold a greater than 5 percent equity or voting interest in an entity that is subject to the FCC’s foreign ownership limitations and has received a declaratory ruling authorizing foreign ownership in excess of those limitations. The higher 10 percent threshold applies only if an entity (i) does not and would not hold a controlling interest in the entity subject to the FCC’s foreign ownership limitations, and (ii) is an “institutional investor” that is eligible to report its beneficial ownership interests in the company’s voting equity securities in excess of 5 percent (not to exceed 10 percent) pursuant to Exchange Act Rule 13d-1(b), 17 C.F.R. § 240.13d-1(b), or a substantially comparable foreign law or regulation.

In order to help ensure our compliance with the FCC’s foreign ownership limitations, by purchasing Class A common stock in this offering, you are representing to us that you (i) are not the representative of any foreign government or foreign person; (ii) if a natural person, are a citizen of the United States; and (iii) if an entity, are (a) organized under the laws of the United States, and (b) have less than 25 percent of your voting rights, and less than 25 percent of your equity, held directly or indirectly by non-U.S. persons or entities, as determined pursuant to the FCC’s regulations. In addition, you are representing to us that your purchase of Class A common stock in this offering will not cause you, together with any person or entity with which your interests must be aggregated pursuant to FCC regulations, and taking into account any stock that you or such person or entity subject to aggregation pursuant to FCC regulations already owns, to acquire a voting or equity interest in the Company that requires “specific approval” under the FCC’s foreign ownership limitations (generally a voting or equity interest in excess of 5 percent or 10 percent, with the applicable percentage determined by FCC regulations). See “Prospectus Summary—The Offering—FCC foreign ownership restrictions on purchasing Class A common stock in this offering” and “Risk Factors—Risks Related to This Offering and Ownership of our Class A Common Stock—Regulations imposed by the Communications Act and the FCC limit the amount of foreign individuals or entities that may invest in our capital stock” and “—Our certificate of incorporation grants us broad authority to comply with FCC Regulations.” You should consult with counsel to ensure that you can make the representations required to purchase Class A common stock in this offering.

Programming and Indecency Regulation

The Communications Act requires broadcasters to serve the “public interest.” A licensee is required to present programming that is responsive to issues in the station’s community of license and to maintain records demonstrating this responsiveness. The FCC also regulates, among other things, political advertising; sponsorship identification; the advertisement of contests and lotteries; the conduct of station-run contests and obscene, indecent and profane broadcasts.

Federal law regulates the broadcast of obscene, indecent or profane material. Legislation enacted by Congress provides the FCC with authority to impose fines of up to $407,270 per utterance with a cap of $3,759,410 for a continuing violation. In June 2012, the U.S. Supreme Court ruled on the appeals of several FCC indecency enforcement actions. While setting aside the particular FCC actions under review on narrow due process grounds, the Supreme Court declined to rule on the constitutionality of the FCC’s indecency policies, and the FCC has since solicited public comment on those policies. We have received, and may receive in the future, letters of inquiry and other notifications from the FCC concerning complaints that programming aired on our stations contains indecent or profane language. We cannot predict the outcome of any outstanding or future letters of inquiry and notifications from the FCC or the nature or extent of future FCC indecency enforcement actions.

The FCC regulates the conduct of on-air station contests, requiring in general that the material rules and terms of the contest be broadcast periodically or posted online and that the contest be conducted substantially as announced.

Equal Employment Opportunity

The FCC’s rules require broadcasters to engage in broad equal employment opportunity recruitment efforts, retain data concerning such efforts and report much of this data to the FCC and to the public via periodic reports filed with the FCC or placed in stations’ public files and websites. Broadcasters could be sanctioned for noncompliance.

Technical Rules

Numerous FCC rules govern the technical operating parameters of radio stations, including permissible operating frequency, power and antenna height and interference protections between stations. Changes to these rules could negatively affect the operation of our stations. For example, in October 2015, the FCC proposed rules which could reduce the degree of interference protection afforded to certain of our AM radio stations that serve wide areas. The FCC is also considering the adoption of rules which may limit our ability to prevent interference by FM translators to the reception of our full-power radio stations.

Content, Licenses and Royalties

We must pay royalties to copyright owners of musical compositions (typically, songwriters and publishers) whenever we broadcast or stream musical compositions. Copyright owners of musical compositions most often rely on intermediaries known as performing rights organizations (“PROs”) to negotiate licenses with copyright users for the public performance of their compositions, collect royalties under such licenses and distribute them to copyright owners. We have obtained public performance licenses from, and pay license fees to, the three major PROs in the U.S., which are the American Society of Composers, Authors and Publishers (“ASCAP”), Broadcast Music, Inc. (“BMI”) and SESAC, Inc. (“SESAC”). There is no guarantee that a given songwriter or publisher will remain associated with ASCAP, BMI or SESAC or that additional PROs will not emerge. In 2013, a new PRO was formed named Global Music Rights (“GMR”). GMR has secured the rights to certain copyrights and is seeking to negotiate individual licensing agreements with radio stations for songs in its repertoire. GMR and the Radio Music License Committee, Inc. (“RMLC”), which negotiates music licensing fees with PROs on behalf of many U.S. radio stations, have instituted antitrust litigation against one another. The litigation is ongoing. The withdrawal of a significant number of musical composition copyright owners from the three established PROs; the emergence of one or more additional PROs; and the outcome of the GMR/RMLC litigation could impact, and in some circumstances increase, our royalty rates and negotiation costs.

To secure the rights to stream music content over the Internet, we also must obtain performance rights licenses and pay public performance royalties to copyright owners of sound recordings (typically, performing artists and record companies). Under Federal statutory licenses, we are permitted to stream any lawfully released sound recordings and to make ephemeral reproductions of these recordings on our computer servers without having to separately negotiate and obtain direct licenses with each individual copyright owner as long as we operate in compliance with the rules of those statutory licenses and pay the applicable royalty rates to SoundExchange, the organization designated by the Copyright Royalty Board (“CRB”) to collect and distribute royalties under these statutory licenses. Sound recordings fixed on or after February 15, 1972 are protected by federal copyright law. Sound recording copyright owners have asserted that state law provides copyright protection for recordings fixed before that date (“pre-72 recordings”). Sound recording copyright owners have sued radio broadcasters and digital audio transmission services (including us) for unauthorized public performances and reproductions of pre-72 recordings under various state laws. In October 2018, federal legislation was signed into law that applies a statutory licensing regime to pre-72 recordings similar to that which governs post-72 recordings. Among other things, the new law extends remedies for copyright infringement to owners of pre-72 recordings when recordings are used without authorization. The new law creates a public performance right for pre-72 recordings streamed online that may increase our licensing costs.

The rates at which we pay royalties to copyright owners are privately negotiated or set pursuant to a regulatory process. In addition, we have business arrangements directly with some copyright owners to receive deliveries of and, in some cases, to directly license their sound recordings for use in our Internet operations. There is no guarantee that the licenses and associated royalty rates that currently are available to us will be available to us in the future. Congress may consider and adopt legislation that would require us to pay royalties to sound recording copyright owners for broadcasting those recordings on our terrestrial radio stations. In addition, the CRB has issued a final determination establishing copyright royalty rates for the public performance and ephemeral reproduction of sound recordings by various non-interactive webcasters, including radio broadcasters that simulcast their terrestrial programming online, to apply to the period January 1, 2016-December 31, 2020 under the so-called webcasting statutory license. A proceeding to establish the rates for 2021-2025 is expected to begin in 2019. Increased royalty rates could significantly increase our expenses, which could adversely affect our business. Additionally, there are conditions applicable to the webcasting statutory license. Some, but not all, record companies have agreed to waive or provide limited relief from certain of these conditions under certain circumstances for set periods of time. Some of these conditions may be inconsistent with customary radio broadcasting practices.

Proposed Changes

Congress, the FCC and other government agencies and regulatory bodies may in the future adopt new laws, regulations and policies that could affect, directly or indirectly, the operation, profitability and ownership of our broadcast stations and Internet-based audio music services. In addition to the regulations, proceedings and procedures noted above, such matters may include, for example: proposals to impose spectrum use or other fees on FCC licensees; changes to the political broadcasting rules, including the adoption of proposals to provide free air time to candidates; restrictions on the advertising of certain products, such as beer and wine; frequency allocation, spectrum reallocations and changes in technical rules; and the adoption of significant new programming and operational requirements designed to increase local community-responsive programming and enhance public interest reporting requirements.

Local Marketing Agreements

A number of radio stations, including certain of our stations, have entered into local marketing agreements (“LMAs”). In a typical LMA, the licensee of a station makes available, for a fee and reimbursement of its expenses, airtime on its station to a party which supplies programming to be broadcast during that airtime, and collects revenues from advertising aired during such programming. LMAs are subject to compliance with the antitrust laws and the Communications Laws, including the requirement that the licensee must maintain independent control over the station and, in particular, its personnel, programming, and finances.

A station that brokers more than 15 percent of the weekly programming hours on another station in its market will be considered to have an attributable ownership interest in the brokered station for purposes of the FCC’s ownership rules. As a result, a radio station may not enter into an LMA that allows it to program more than 15 percent of the weekly programming hours of another station in the same market that it could not own under the FCC’s multiple ownership rules.

Antitrust and Market Concentration Considerations

Pending and potential future acquisitions, to the extent they meet specified size thresholds, will be subject to applicable waiting periods and possible review under the Hart-Scott-Rodino Act (the “HSR Act”), by the DOJ or the FTC, either of which can be required to, or can otherwise decide to, evaluate a transaction to determine whether that transaction should be challenged under the federal antitrust laws. Transactions generally are subject to the HSR Act if the acquisition price or fair market value of the stations to be acquired is $90 million or more (such threshold effective April 3, 2019). Acquisitions that are not required to be reported under the HSR Act may still be investigated by the DOJ or the FTC under the antitrust laws before or after consummation. At any time before or after the consummation of a proposed acquisition, the DOJ or the FTC could take such action under the antitrust laws as it deems necessary, including seeking to enjoin the acquisition or seeking divestiture of the business acquired or certain of our other assets. The DOJ has reviewed numerous potential radio station acquisitions where an operator proposed to acquire additional stations in its existing markets or multiple stations in new markets, and has challenged a number of such transactions. Some of these challenges have resulted in consent decrees requiring the sale of certain stations, the termination of LMAs or other relief. In general, the DOJ has more closely scrutinized radio mergers and acquisitions resulting in local market shares in excess of 35 percent of local radio advertising revenues, depending on format, signal strength and other factors. There is no precise numerical rule, however, and certain transactions resulting in more than 35 percent revenue shares have not been challenged, while certain other transactions may be challenged based on other criteria such as audience shares in one or more demographic groups as well as the percentage of revenue share. We estimate that we have more than a 35% share of radio advertising revenues in many of our markets.

There can be no assurance that future acquisitions will not be the subject of an investigation or enforcement action by the DOJ or the FTC. Similarly, there can be no assurance that the DOJ, the FTC or the FCC will not prohibit such acquisitions, require that they be restructured, or in appropriate cases, require that we divest stations we already own in a particular market or divest specific lines of business. In addition, private parties may under certain circumstances bring legal action to challenge an acquisition under the antitrust laws.

As part of its review of certain radio station acquisitions, the DOJ has stated publicly that it believes that commencement of operations under LMAs, JSAs and other similar agreements customarily entered into in connection with radio station ownership assignments and transfers prior to the expiration of the waiting period under the HSR Act could violate the HSR Act. In connection with acquisitions subject to the waiting period under the HSR Act, we will not commence operation of any affected station to be acquired under an LMA, a JSA, or similar agreement until the waiting period has expired or been terminated.

No assurances can be provided that actual, threatened or possible future DOJ or FTC action in connection with potential transactions would not have a material adverse effect on our ability to enter into or consummate various transactions, or operate any acquired stations at any time in the future.

Privacy and Data Protection

We obtain certain types of information from users of our technology platforms, including, without limitation, our websites, web pages, interactive features, applications, social media pages, and mobile application (“Platforms”), in accordance with the privacy policies and terms of use posted on the applicable Platform. We collect personally identifiable information directly from Platform users in several ways, including when a user purchases our products or services, registers to use our services, fills out a listener profile, posts comments, uses our social networking features, participates in polls and contests and signs up to receive email newsletters. We also may obtain information about our listeners from other listeners and third parties. We use and share this information for a variety of business purposes including for analytics, attribution and advertising purposes. Outside our radio business, we collect personally identifiable information from our employees, from users of our public bike services, from our business partners and from consumers who interact with our digital panels, including the use of behavioral analysis software. In addition, we obtain anonymous and aggregated audience behavior information from third-party data providers who represent to us that they are compliant with applicable laws.

We are subject to a number of laws and regulations relating to consumer protection, information security, data protection and privacy. Many of these laws and regulations are still evolving (such as the new California Consumer Privacy Act) and could be interpreted in ways that could harm our business or limit the services we are able to offer. In the area of information security and data protection, the laws in several states in the United States and most countries require companies to implement specific information security controls and legal protections to protect certain types of personally identifiable information. Likewise, most states in the United States and most countries have laws in place requiring companies to notify users if there is a security breach that compromises certain categories of their personally identifiable information. Any failure on our part to comply with these laws may subject us to significant liabilities.

We regularly review and implement commercially reasonable organizational and technical physical and electronic security measures that are designed to protect against the loss, misuse, and alteration of our listeners’, employees’, clients’ and customers’ personally identifiable information and to protect our proprietary business information. Despite our best efforts, no security measures are perfect or impenetrable. Any failure or perceived failure by us to protect our information or information about our listeners, employees, clients and customers or to comply with our policies or applicable regulatory requirements could result in damage to our business and loss of confidence in us, damage to our brands, the loss of users of our services, including listeners, consumers, business partners and advertisers, as well as proceedings against us by governmental authorities or others, which could harm our business.

Employees

As of March 31, 2019, we had approximately 12,400 employees, of which approximately 11,700 were in direct operations and 700 were in administrative or corporate related activities. Approximately 700 of our employees are subject to collective bargaining agreements. We are a party to numerous collective bargaining agreements, none of which represent a significant number of employees. We believe that our relationship with our union and non-union employees is good.

Properties

Our principal properties are as follows:

Our corporate headquarters are located in San Antonio, Texas, where we lease space for executive offices and a data and administrative service center. In addition, certain of our executive and other operations are located in New York, New York.

The types of properties required to support each of our radio stations include offices, studios, transmitter sites and antenna sites. We either own or lease our transmitter and antenna sites. During 2015 and 2016, we sold approximately 382 of our owned broadcast communication tower sites and entered into operating leases for the use of the sites. These leases generally have expiration dates that range from five to 30 years. A radio station studios are generally housed with its offices in downtown or business districts. A radio stations transmitter sites and antenna sites are generally positioned in a manner that provides maximum market coverage.

The studios and offices of our radio stations are located in leased or owned facilities. These leases generally have expiration dates that range from one to 40 years. We do not anticipate any difficulties in renewing those leases that expire within the next several years or in leasing other space, if required. We lease substantially all of our towers and antennas and own substantially all of the other equipment used in our business.

Legal Proceedings

We are subject to various lawsuits and other claims in the normal course of business. In addition, from time to time, we receive communications from government or regulatory agencies concerning investigations or allegations of noncompliance with law or regulations in jurisdictions in which we operate.

OUR SEPARATION AND REORGANIZATION

On March 14, 2018, we, iHeartCommunications, Inc. (“iHeartCommunications”) and certain of our direct and indirect domestic subsidiaries filed the Chapter 11 Cases in the Bankruptcy Court as a result of our significant amount of indebtedness and the continued effects of adverse market conditions following the 2008 financial crisis. On April 28, 2018, we and the other Debtors filed the “Plan of Reorganization and the Disclosure Statement with the Bankruptcy Court, which we subsequently amended by filing the second, third, fourth and fifth amended Plan of Reorganization and amended versions of the Disclosure Statement. On December 3, 2018, we announced that more than 90% of the votes cast by the creditors and shareholders who were entitled to vote had voted to accept the Plan of Reorganization, which exceeded the votes necessary for confirmation and reflected the support of holders of nearly $12 billion of outstanding debt obligations across the Debtors’ capital structure, as well as the Debtors’ equity sponsors. On January 22, 2019, our Plan of Reorganization was confirmed by the Bankruptcy Court.

On the Effective Date, the conditions to the effectiveness of the Plan of Reorganization were satisfied and we emerged from Chapter 11 through (a) the Separation, a series of transactions through which the Outdoor Group was separated from, and ceased to be controlled by, us and our subsidiaries, and (b) the Reorganization, a series of transactions through which we reduced iHeartCommunications’ debt from approximately $16 billion to approximately $5.8 billion and effected a global compromise and settlement among holders of claims (“Claimholders”) in connection with the Chapter 11 Cases, which involves, among others, (i) the restructuring of our indebtedness by (A) replacing our “debtor-in-possession” credit facility with a $450 million senior secured asset-based revolving credit facility and (B) issuing to certain of our pre-petition senior creditors, on account of their claims, an approximately $3.5 billion senior secured term loan credit facility, approximately $1.45 billion aggregate principal amount of new 8.375% Senior Unsecured Notes due 2027 and $800 million aggregate principal amount of new 6.375% Senior Secured Notes due 2026, (ii) our issuance of the Class A common stock, new Class B common stock and Special Warrants to Claimholders, subject to required long-form change of control approvals from and ownership restrictions imposed by the FCC, and (iii) the intercompany settlement transactions and sale of the preferred stock of our indirect wholly-owned subsidiary iHeart Operations, Inc. effected in connection with the Separation.

The Separation

Through the Separation, the Outdoor Group was separated from, and ceased to be controlled by, us and our subsidiaries. The Separation involved the following series of transactions:

•	Consolidation in ownership of CCOH at CCH: The equity ownership in CCOH was consolidated such that CCH holds all of the outstanding Class A common stock of CCOH.

•

Separation between Outdoor Group and iHeart Group: Pursuant to the Separation and Settlement Agreement (“Separation Agreement”) entered into among us, iHeartCommunications, CCH and CCOH, (a) CCH and CCOH transferred, or caused their subsidiaries to transfer to, us and our subsidiaries (the “iHeart Group”) all direct or indirect title and interest in the assets of our business, and we assumed the liabilities associated with such assets and (b) we and iHeartCommunications transferred, or caused each of our relevant subsidiaries to, transfer to iHeartCommunications, and iHeartCommunications in turn transferred to CCH or the relevant member of the Outdoor Group, any and all direct or indirect title and interest in the assets related to or to be used in connection with the business of the Outdoor Group, and such member of the Outdoor Group assumed the liabilities associated with such assets. The Separation Agreement also contemplated a series of intercompany settlement transactions which were reflected in the Reorganization, as described in “The Reorganization” below.

•	Creation of iHeart Operations and its independence from the Outdoor Group: CCH transferred its interest in all of its subsidiaries other than CCOH to a newly formed corporation called iHeart

Operations, Inc. (“iHeart Operations”) in exchange for newly-issued common stock (“iHeart Operations Common Stock”) and 60,000 shares of Series A preferred stock of iHeart Operations (“iHeart Operations Preferred Stock”). CCH distributed all of the iHeart Operations Common Stock to iHeartCommunications so that we assumed control of iHeart Operations.

•

Creation of New CCOH and its independence from the iHeart Group: CCOH merged with and into CCH, with CCH surviving the merger and changing its name to Clear Channel Outdoor Holdings, Inc. (“New CCOH”), and shares of CCOH Class A common stock (other than shares of CCOH Class A common stock held by CCH or any direct or indirect wholly-owned subsidiary of CCH) were converted into an equal number of shares of common stock of New CCOH. iHeartCommunications transferred the common stock of New CCOH it held to Claimholders pursuant to the Plan of Reorganization, and New CCOH became an independent public company.

The following arrangements remain in place between the Outdoor Group and the iHeart Group.

iHeartCommunications Line of Credit

iHeartCommunications has agreed to provide CCOL and CCI, subsidiaries of CCH, with a revolving credit facility that provides for borrowings, at CCOL’s and CCI’s option, of up to $200 million, with any borrowings bearing interest at a rate equal to the prime lending rate (the “iHeartCommunications Line of Credit”). The iHeartCommunications Line of Credit is unsecured. The facility has a three year maturity, and may be terminated by CCOL and CCI earlier at its option.

Borrowings under the iHeartCommunications Line of Credit bear interest at the U.S. prime rate, provided that so long as any event of default has occurred and is continuing, at the option of iHeartCommunications, interest shall accrue at the rate of the prime rate plus 2.0% per annum. The terms of the iHeartCommunications Line of Credit: (a) require prepayments in the event that the Outdoor Group’s consolidated liquidity (as defined by the revolving loan agreement governing the iHeartCommunications Line of Credit) exceeds $137.5 million, in the amount of such excess, (b) contain affirmative covenants requiring CCOL and CCI to deliver monthly unaudited financial information and three-month projected monthly sources and uses of cash, (c) contain negative covenants restricting the ability of CCOL and CCI to repay any indebtedness, subject to certain exceptions and (d) contain customary events of default, including default in the payment of principal or interest and default in the payment of certain other indebtedness.

Transition Services Agreement

Pursuant to the Transition Services Agreement between us, iHeartMedia Management Services, Inc. (“iHM Management Services”), iHeartCommunications and CCOH, for one year from the Effective Date (subject to certain rights of New CCOH to extend up to one additional year, as described below), iHM Management Services has agreed to provide, or cause us, iHeartCommunications, iHeart Operations or any member of the iHeart Group to provide, CCH with certain administrative and support services and other assistance which CCH will utilize in the conduct of its business as such business was conducted prior to the Separation. The transition services may include, among other things, (a) treasury, payroll and other financial related services, (b) certain executive officer services, (c) human resources and employee benefits, (d) legal and related services, (e) information systems, network and related services, (f) investment services and (g) procurement and sourcing support.

The charges for the transition services will generally be intended to be consistent with the Corporate Services Agreement. The allocation of cost is based on various measures depending on the service provided, which measures include relative revenue, employee headcount or number of users of a service. New CCOH may request an extension of the term for all services or individual services for one-month periods for up to an additional 12 months, and the price for transition services provided during such extended term will be increased for any service other than those identified in the schedules to the Transition Services Agreement as an “IT Service” or any other service the use and enjoyment of which requires the use of another IT Service.

New CCOH may terminate the Transition Services Agreement with respect to all or any individual service, in whole or in part, upon 30 days’ prior written notice, provided that any co-dependent services must be terminated concurrently.

New Tax Matters Agreement

In connection with the Separation, we entered into the New Tax Matters Agreement by and among iHeartMedia, iHeartCommunications, iHeart Operations, Inc., CCH, CCOH and Clear Channel Outdoor, Inc., to allocate the responsibility of iHeartMedia and its subsidiaries, on the one hand, and CCOH and its subsidiaries, on the other, for the payment of taxes arising prior and subsequent to, and in connection with, the Separation.

The New Tax Matters Agreement requires that iHeartMedia and iHeartCommunications indemnify CCOH and its subsidiaries, and their respective directors, officers and employees, and hold them harmless, on an after-tax basis, from and against (i) any taxes other than transfer taxes or indirect gains taxes imposed on iHeartMedia or any of its subsidiaries (other than CCOH and its subsidiaries) in connection with the Separation, (ii) any transfer taxes and indirect gains taxes arising in connection with the Separation, and (iii) fifty percent of the amount by which the amount of taxes (other than transfer taxes or indirect gains taxes) imposed on CCOH or any of its Subsidiaries in connection with the Separation that are paid to the applicable taxing authority on or before the third anniversary of the separation of CCOH exceeds $5 million, provided that, the obligations of iHeartMedia and iHeartCommunications to indemnify CCOH and its subsidiaries with respect taxes (other than transfer taxes or indirect gains taxes) imposed on CCOH or any of its subsidiaries in connection with the Separation will not exceed $15 million. In addition, if iHeartMedia or its subsidiaries use certain tax attributes of CCOH and its subsidiaries (including net operating losses, foreign tax credits and other credits) and such use results in a decrease in the tax liability of iHeartMedia or its subsidiaries, then we are required to reimburse CCOH for the use of such attributes based on the amount of tax benefit realized. The New Tax Matters Agreement provides that any reduction of the tax attributes of CCOH and its subsidiaries as a result of cancellation of indebtedness income realized in connection with the Chapter 11 Cases is not treated as a use of such attributes (and therefore does not require us to reimburse CCOH for such reduction).

The New Tax Matters Agreement also requires that CCOH indemnify iHeartMedia for (i) any income taxes paid by iHeartMedia on behalf of CCOH and its subsidiaries or, with respect to any income tax return for which CCOH or any of its subsidiaries joins with iHeartMedia or any of subsidiaries in filing a consolidated, combined or unitary return, the amount of taxes that would have been incurred by CCOH and its subsidiaries if they had filed a separate return, and (ii) except as described in the preceding paragraph, CCOH will indemnify iHeartMedia and its subsidiaries, and their respective directors, officers and employees, and hold them harmless, on an after-tax basis, from and against any taxes other than transfer taxes or indirect gains taxes imposed on CCOH or any of its subsidiaries in connection with the Separation Transactions.

Any tax liability of CCH attributable to any taxable period ending on or before the date of the completion of the separation of CCOH, other than any such tax liability resulting from CCH’s being a successor of CCOH in connection with the merger of CCOH with and into CCOH or arising from the operation of the business of CCOH and its subsidiaries after the merger of CCOH with and into CCH, will not be treated as a liability of CCOH and its subsidiaries for purposes of the New Tax Matters Agreement. CCOH’s obligations and rights under the New Tax Matters Agreement were assumed by CCH in the merger of CCOH with and into CCH (subject to the note above regarding tax liability of CCH for taxable periods ending on or before the date of the completion of the separation of CCOH).

The Reorganization

In order to reduce iHeartCommunications’ debt from over $16 billion to approximately $5.8 billion and effect a global compromise and settlement among Claimholders, we engaged in the Reorganization, which included, among others, (a) the restructuring of our indebtedness by replacing our “debtor-in-possession” credit facility with the New Credit ABL Facility, borrowing under the New Term Loan Facility, and issuing a series of New Senior Notes, (b) our issuance of new Class A and Class B common stock and Special Warrants to Claimholders, subject to required long-form change of control approvals from and ownership restrictions imposed by the FCC, (c) the intercompany settlement transactions and sale of iHeart Operations Preferred Stock for cash in connection with the Separation as defined above and (d) our entry into the Incentive Equity Plan and extension of certain executive compensation arrangements.

Entry into New Indebtedness

On the Effective Date, iHeartCommunications (a) replaced its “debtor-in-possession” credit facility with a $450.0 million senior secured asset-based revolving credit facility and (b) issued to certain of its pre-petition senior creditors, on account of their claims, (i) an approximately $3.5 billion senior secured term loan credit facility, and (ii) approximately $1.45 billion aggregate principal amount of 8.375% Senior Unsecured Notes due 2027 and $800.0 million aggregate principal amount of 6.375% Senior Secured Notes due 2026. See “Description of Certain Indebtedness”.

Issuance of New Common Stock

On the Effective Date, the outstanding shares of our capital stock were be cancelled, and we issued new shares of Class A common stock, Class B common stock and Special Warrants to our existing creditors and equity holders under section 1145 of the Bankruptcy Code.

As described below, we are subject to certain voting and equity ownership restrictions imposed by the Communications Act and the rules and regulations of the FCC, and we have taken, and will continue to take certain measures to comply with such restrictions.

Long-Form Change of Control Approval

The assignment or transfer of control of FCC-issued licenses requires consent of the FCC. We had previously obtained approval through the short-form procedures in March and April of 2018 for the “involuntary” assignment that was deemed to occur upon our entry into the Chapter 11 Cases. However, the issuance of new voting common stock to Claimholders effected a substantial change in ownership of us and triggered a “voluntary” assignment and required us to obtain approval through long-form applications (“Long Form Approval”). We filed the Long Form Approval in October 2018, and obtained such Long Form Approval on April 24, 2019.

Ownership Restrictions

Under the Communications Act and FCC regulations, foreign entities may not have direct or indirect ownership or voting rights of more than 25 percent in a corporation controlling the licensee of a radio broadcast station if the FCC finds that the public interest will be served by the refusal or revocation of such a license due to foreign ownership or voting rights exceeding that threshold (the “Foreign Ownership Rule”). Thus, the FCC must make an affirmative public interest finding before a broadcast license may be held by a corporation that is more than 25 percent owned or controlled, directly or indirectly, by foreign persons or other non-U.S. entities. In determining foreign ownership, the FCC separately considers voting rights and equity ownership, but generally does not take into account warrants and other future interests. Since November 2013, the FCC has permitted, on a case-by-case basis, certain entities that have filed a petition for a declaratory ruling (“Declaratory Ruling”) to exceed the 25 percent foreign equity and voting ownership threshold, subject to certain conditions. Under our Plan of Reorganization, we plan to file a petition for Declaratory Ruling, but the FCC’s granting our Declaratory Ruling was not a condition to our emergence. Furthermore, FCC rules provide that an owner of equity in a corporation that controls FCC broadcast licenses is generally deemed “attributable” if it owns, directly or indirectly, 5 percent or more of the voting equity of such corporation (the “Attributable Interest Rule”, and, together with the Foreign Ownership Rule, the “Ownership Restrictions”).

We believe that the equity allocation mechanism (“Equity Allocation Mechanism”) set forth in the Plan of Reorganization enabled us to comply with the Ownership Restrictions in connection with our emergence. The Equity Allocation Mechanism imposed an obligation on each Claimholder to provide written certification sufficient for us to determine whether issuance of common stock to such Claimholder would cause us to violate the Ownership Restrictions, and restricted us from issuing common stock to Claimholders such that it would cause us to exceed an aggregate alien ownership or voting percentage of 22.5 percent (the “22.5 Percent Threshold”). The Equity Allocation Mechanism also provided that Claimholders may only receive a distribution of more than 4.99 percent of our issued and outstanding Class A common stock if such distribution would comply with the Attributable Interest Rule.

Furthermore, our certificate of incorporation allows us to take certain protective measures if we believe that the ownership or proposed ownership of shares of capital stock by any person or entity may result in, among others, violation of the Ownership Rules. See “Description of Capital Stock— Restrictions relating to FCC Regulations.”

Intercompany Settlement and Sale of iHeart Operations Preferred Stock

Under the Separation Agreement, certain intercompany notes and intercompany accounts among the Outdoor Group and the iHeart Group were settled, terminated and cancelled. The note payable by iHeartCommunications to CCOH was cancelled, and any agreements or licenses requiring royalty payments to the iHeart Group by the Outdoor Group for trademarks or other intellectual property was terminated effective as of December 31, 2018. Furthermore, each of the following was terminated, canceled and is of no further force or effect (including any provisions that purport to survive termination): (i) all agreements, arrangements, commitments or understandings, whether or not in writing, between or among members of the Outdoor Group, on the one hand, and members of the iHeart Group, on the other hand, relating to the sweep of the cash balance in CCOH’s concentration account to iHeartCommunications’ master account; (ii) that certain Master Agreement, dated as of November 16, 2005, by and between iHeartCommunications and CCOH; (iii) that certain Employee Matters Agreement, dated as of November 10, 2005, by and between iHeartCommunications and CCOH; (iv) that certain Corporate Services Agreement, dated as of November 10, 2005, by and between iHeartMedia Management Services, Inc. and CCOH (the “Corporate Services Agreement”); and (v) that certain Amended and Restated License Agreement, dated as of November 10, 2005, by and between iHM Identity, Inc. and Outdoor Management Services, Inc., as amended by that certain First Amendment dated as of January 1, 2011.

The iHeart Operations Preferred Stock issued to CCH in connection with the Separation was sold to a third party for cash, which cash was further distributed to iHeartCommunications. The issuance of the iHeart Operations Preferred Stock to CCH, followed by the sale of the iHeart Operations Preferred Stock by CCH to a third party, was intended to prevent the distribution of iHeart Operations’ common stock from CCH to iHeartCommunications from being characterized as a tax-free spin-off. By avoiding that characterization, CCOH preserved the flexibility to elect real estate investment trust (“REIT”) status following the Effective Date. Conversely, if the distribution had been characterized as a tax-free spin-off, CCOH would have been prohibited under the applicable tax rules from becoming a REIT for ten years following the Effective Date. See “Description of Certain Indebtedness and Subsidiary Preferred Stock—iHeart Operations Preferred Stock” for a description of the iHeart Operations Preferred Stock.

Entry into the Incentive Equity Plan and Extensions of Executive Compensation Arrangements

We entered into a the Incentive Equity Plan and extended the employment agreements with each of our chief executive officer and chief financial officer. See “Executive Compensation.”

MANAGEMENT

Below is a list of the names, ages as of date of this prospectus, positions and a brief account of the business experience of our executive officers and directors.

Name	Age	Position
Robert W. Pittman	65	Chairman and Chief Executive Officer
Gary Barber	61	Director
Richard J. Bressler	61	President, Chief Financial Officer, Chief Operating Officer and Director
Brad Gerstner	47	Director
Sean Mahoney	56	Director
James A. Rasulo	63	Director
Kamakshi Sivaramakrishnan	43	Director
Steven J. Macri	50	Senior Vice President-Corporate Finance
Scott D. Hamilton	49	Senior Vice President, Chief Accounting Officer and Assistant Secretary
Paul M. McNicol	62	Executive Vice President, General Counsel and Secretary

Executive Officers, Directors and Director Nominees

Robert W. Pittman, age 65, is the Chairman and Chief Executive Officer of the Company and iHeartCommunications. Mr. Pittman was appointed as the Executive Chairman and a director of the Company and iHeartCommunications on October 2, 2011. He was appointed as Chairman of the Company and iHeartCommunications on May 17, 2013. Prior to October 2011, Mr. Pittman served as Chairman of Media and Entertainment Platforms for us and iHeartCommunications since November 2010. He was the founding member and investor in the Pilot Group LP, a private equity investment company, since April 2003. Mr. Pittman was formerly Chief Operating Officer of AOL Time Warner, Inc. from May 2002 to July 2002. He also served as Co-Chief Operating Officer of AOL Time Warner, Inc. from January 2001 to May 2002, and earlier, as President and Chief Operating Officer of America Online, Inc. from February 1998 to January 2001. Earlier in his career, he was the programmer who led the team that created MTV and was later CEO of MTV Networks, Inc. and CEO of Six Flags Theme Parks, Inc., Time Warner Enterprises, Inc. and Century 21 Real Estate Corporation. Mr. Pittman was selected to serve as a member of our Board because of his service as our Chief Executive Officer, as well as his extensive media experience gained through the course of his career.

Gary Barber, age 61, became a director of the Board in connection with the Separation and Reorganization. Mr Barber currently serves as the Chairman and Chief Executive Officer of Spyglass Media Group, LLC. Mr. Barber served as the Chairman and CEO of Metro-Goldwyn-Mayer Inc. (MGM) from 2010 through March 2018 leading its turn-around out of bankruptcy. Prior to his role at MGM, he was Co-Chairman and Chief Executive Officer of Spyglass Entertainment Group, LLC which he co-founded in 1998. Prior to Spyglass Entertainment Group, LLC, Mr. Barber served as Vice Chairman and Chief Operating Officer of Morgan Creek Productions and President of Vestron International Group. Mr. Barber received his undergraduate and post-graduate degrees from the University of Witwatersrand in South Africa and he practiced as a chartered accountant and certified public accountant in both South Africa and the U.S. with Price Waterhouse. Mr. Barber’s extensive experience in finance and media brings tremendous value to the Board.

Richard J. Bressler, age 61, was appointed as our President and Chief Financial Officer, as President and Chief Financial Officer of iHeartCommunications and iHeartMedia Capital I, LLC and as Chief Financial Officer of CCOH in July 2013 and as our Chief Operating Officer in February 2015. Prior thereto, Mr. Bressler was a Managing Director at THL. Prior to joining THL, Mr. Bressler was the Senior Executive Vice President and

Chief Financial Officer of Viacom, Inc. from 2001 through 2005. He also served as Chairman and Chief Executive Officer of Time Warner Digital Media and, from 1995 to 1999, was Executive Vice President and Chief Financial Officer of Time Warner Inc. Prior to joining Time Inc. in 1988, Mr. Bressler was a partner with the accounting firm of Ernst & Young LLP since 1979. Mr. Bressler has been one of our directors since May 2007. Mr. Bressler also currently is a director of iHeartCommunications, Civic Entertainment, Seacrest Global Group, LLC and Gartner, Inc. and a member of the board of managers of iHeartMedia Capital I, LLC. Mr. Bressler previously served as a member of the boards of directors of, Nielsen Holdings B.V. and Warner Music Group Corp. and as a member of the J.P. Morgan Chase National Advisory Board. Mr. Bressler holds a B.B.A. in Accounting from Adelphi University. Mr. Bressler was selected to serve as a member of our Board for his experience in and knowledge of the industry gained through his various positions with Viacom and Time Warner as well as his knowledge of finance and accounting gained from his experience at THL and Ernst & Young LLP.

Brad Gerstner, age 47, became a director of the Board in connection with the Separation and Reorganization. Since 2008, Mr. Gerstner has served as the CEO and CIO of Altimeter Capital Management, LP, an internet, software, and travel focused investment firm that he founded in 2008. Prior to launching Altimeter, Mr. Gerstner was an internet entrepreneur, co- founding two internet search start-ups. Additionally, Mr. Gerstner previously served as a board member and compensation committee member of Orbitz, Inc. He has also served on the boards of: SilverRail Technologies, Duetto Research, Farecast and HotelTonight. Mr. Gerstner earned a Bachelor of Science Degree in economics and political science from Wabash College in 1993, a Juris Doctorate from Indiana University School of Law in 1996 and an MBA from Harvard Business School in 2000. Mr. Gerstner has advised a broad range of companies on business, financial and value-creation strategies. Mr. Gerstner’s proven financial acumen and background in analyzing financial markets brings a depth of knowledge and practical experience to the Board.

Sean Mahoney, age 56, became a director of the Board in connection with the Separation and Reorganization. Mr. Mahoney has extensive experience in capital markets and business strategy across a wide variety of companies and sectors. Since 2008, Mr. Mahoney has been a private investor in public and private securities. Prior to 2008, Mr. Mahoney spent 17 years in investment banking at Goldman, Sachs & Co., where he was a partner and head of the Financial Sponsors Group, followed by four years at Deutsche Bank Securities, where he served as Vice Chairman, Global Banking. Mr. Mahoney currently serves on the board of directors of Arconic, Inc. and Aptiv Plc. In addition, Mr. Mahoney has served on the post-bankruptcy board of Lehman Brothers Holdings Inc. since 2012. He also serves on the Development Committee for the Rhodes Trust, an educational charity whose principal activity is to support the international selection of Rhodes Scholars for study at Oxford University in England (which Mr. Mahoney attended as a Rhodes Scholar from 1984 through 1987). Mr. Mahoney was previously a director of Delphi Automotive PLC, Cooper-Standard Holdings, Inc., and Formula One Holdings. Mr. Mahoney holds a Master of Letters Degree from Oxford University and a Bachelor of the Arts from University of Chicago. Mr. Mahoney has advised a broad range of companies on business, financial and value-creation strategies. He has served as senior advisor on a range of major equity, debt and M&A projects during his career. Mr. Mahoney’s proven business and investment acumen brings valuable insight and perspectives to the Board.

James A. Rasulo, age 63, became a director of the Board in connection with the Separation and Reorganization. Since September 2016, Mr. Rasulo has been the Director at Saban Capital Acquisition Corporation. Mr. Rasulo was formerly an executive at Walt Disney Company from 1986 through 2015, having spent his last five years at Disney as the Chief Financial Officer and Senior Executive Vice President. During his tenure at Walt Disney, among other roles, he served as the Chairman of Walt Disney Parks & Resorts. Mr. Rasulo serves on numerous charitable organizations, including the board of the Los Angeles Philharmonic Association, Director and Treasurer of HeritX cancer research foundation. Mr. Rasulo is a graduate of Columbia University and received his MA & MBA from the University of Chicago. Mr. Rasulo’s proven business acumen and extensive experience serving in executive management roles at a large publicly traded company brings tremendous value to the Board.

Kamakshi Sivaramakrishnan, age 43, became a director of the Board in connection with the Separation and Reorganization. Ms. Sivaramakrishnan is the founder and CEO of Drawbridge, the leading identity management company that enables brands and enterprises to create personalized online and offline experiences. Drawbridge uses large-scale AI and machine learning technologies to build democratized solutions for identity, driving the intersect between mar-tech and other categories with applications including advertising, personalization, content management, product recommendations, authentication, and risk detection. Prior to founding Drawbridge in November 2010, Ms. Sivaramakrishnan was a Senior Research Scientist at AdMob, which was acquired by Google in 2010. Ms. Sivaramakrishnan has been named one of Business Insider’s “Most Powerful Women in Mobile Advertising” for five consecutive years. Ms. Sivaramakrishnan received the Women of Vision ABIE Award for Technology Entrepreneurship from the Anita Borg Institute, and has been named one of the San Francisco Business Times’ Most Admired CEOs and a Mar-Tech Trailblazer by AdWeek. Ms. Sivaramakrishnan also has the unique distinction of her work being onboard NASA’s New Horizons mission to Pluto and the outer planetary system. Ms. Sivaramakrishnan received her PhD in Information Theory and Algorithms from Stanford University Ms. Sivaramakrishnan’s entrepreneurial experience and business acumen bring extensive knowledge to the Board.

Steven J. Macri, age 50, is the Senior Vice President-Corporate Finance of iHeartMedia, iHeartMedia Capital I, LLC, iHeartCommunications and CCOH and the Chief Financial Officer of iHeartMedia’s iHM segment. Mr. Macri was appointed Senior Vice President—Corporate Finance of iHeartMedia, iHeartMedia Capital I, LLC, iHeartCommunications and CCOH in September 2014 and as the Chief Financial Officer of iHeartMedia division in October 2013. Prior to joining the company, Mr. Macri served as Chief Financial Officer for LogicSource Inc., from March 2012 to September 2013. Prior to joining LogicSource, Mr. Macri was Executive Vice President and Chief Financial Officer at Warner Music Group Corp. from September 2008 to December 2011 and prior thereto served as Controller and Senior Vice President-Finance from February 2005 to August 2008. Mr. Macri began his career at PwC. He has an MBA from New York University Stern School of Business and a B.S. in Accounting from Syracuse University.

Scott D. Hamilton, age 49, is the Senior Vice President, Chief Accounting Officer and Assistant Secretary of iHeartMedia, iHeartMedia Capital I, LLC, iHeartCommunications and CCOH. Mr. Hamilton was appointed Senior Vice President, Chief Accounting Officer and Assistant Secretary of iHeartMedia, iHeartCommunications and CCOH in April 2010 and was appointed as Senior Vice President, Chief Accounting Officer and Assistant Secretary of iHeartMedia Capital I, LLC in April 2013. Prior to April 2010, Mr. Hamilton served as Controller and Chief Accounting Officer of Avaya Inc., a multinational telecommunications company, from October 2008 to April 2010. Prior thereto, Mr. Hamilton served in various accounting and finance positions at Avaya, beginning in October 2004. Prior thereto, Mr. Hamilton was employed by PwC from September 1992 until September 2004 in various roles including audit, global capital markets transaction services based in London, UK and technical accounting consulting services as part of PwC’s national office. Mr. Hamilton earned a Bachelor’s of Business Administration degree in Accounting from Abilene Christian University.

Paul M. McNicol, age 62, is our current Executive Vice President and General Counsel. From August 2016 until the Effective Date, Mr. McNicol served as our Executive Vice President and Deputy General Counsel. Prior to 2016, Mr. McNicol served as the Managing Partner of the private equity firm, Pilot Group LP, from 2003 to 2016. From 2000 to 2003, Mr. McNicol was the Senior Vice President of AOL Corporation Digital Advertising Sales Group. Prior thereto, Mr. McNicol was the Senior Vice President and General Counsel of the real estate division for HSF Corporation (succeeded by Cendant Corporation) from 1997 to 2000. Prior thereto, Mr. McNicol was the Senior Vice President and General Counsel for Six Flags Theme Parks from 1994 to 1997. Mr. McNicol was a lawyer in private practice in New York from 1982 to 1994. Mr. McNicol earned a B.A. from Harvard College in 1979 and a J.D. from Fordham School of Law in 1982.

The Audit Committee

The Audit Committee assists the board of directors in its general oversight of our financial reporting, internal control and audit functions.

The Audit Committee’s primary responsibilities, which are discussed in detail within its charter, include the following:

•	select the independent registered public accounting firm;

•	approve or pre-approve all auditing and non-audit services by the independent registered public accounting firm;

•	review, evaluate and discuss reports regarding the independent registered public accounting firm’s independence;

•	review with the internal auditors and the independent registered public accounting firm the scope and plan for audits;

•

review with management, the internal auditors and the independent registered public accounting firm, our system of internal control, financial and critical accounting practices and its policies relating to risk assessment and risk management, including legal and ethical compliance programs;

•	review information technology procedures and controls, including as they relate to data privacy and cyber-security;

•

review and discuss with management and the independent registered public accounting firm the annual and quarterly financial statements and the specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company prior to the filing of the Annual Report on Form 10-K and Quarterly Reports on Form 10-Q; and

•	review material pending legal proceedings involving the Company and other contingent liabilities.

The full text of the Audit Committee’s charter can be found on our website at www.iheartmedia.com.

Our audit committee consists of Messrs. Gerstner, Rasulo and Mahoney with Mr. Gerstner serving as chairman.

The SEC rules and NASDAQ Global Select Market rules require us to have one independent Audit Committee member upon the listing of our Class A common stock on NASDAQ Global Select Market, a majority of independent directors within 90 days of the date of this prospectus and all independent Audit Committee members within one year of the date of this prospectus. Our Board has affirmatively determined that each of Messrs. Gerstner, Rasulo and Mahoney meet the definition of “independent director” for purposes of serving on the Audit Committee under applicable SEC rules and NASDAQ Global Select Market rules, and we intend to comply with these independence requirements within the time periods specified. In addition,                  will qualify as our “audit committee financial expert,” as such term is defined in Item 407 of Regulation S-K.

The Compensation Committee

The Compensation Committee determines compensation arrangements for executive officers, administers our performance-based cash compensation plans and makes recommendations to our board of directors concerning the compensation, if any, of directors of iHeartMedia.

The Compensation Committee has the ability, under its charter, to select and retain, at our expense, legal and financial counsel and other consultants necessary to assist it as it may deem appropriate, in its sole discretion. The Compensation Committee also has the authority to select and retain a compensation consultant to be used to survey the compensation practices in our industry and to provide advice so that we can maintain its competitive ability to recruit and retain highly qualified personnel. The Compensation Committee has the sole authority to approve related fees and retention terms for any of its counsel and consultants. The Compensation Committee also has the authority to delegate to subcommittees of the Compensation Committee any of the responsibilities of the full Compensation Committee, subject to certain exceptions specified in the Compensation Committee’s charter.

The Compensation Committee’s primary responsibilities, which are discussed in detail within its charter, are to:

•

review and approve corporate goals and objectives relevant to Chief Executive Officer and other executive officer compensation, evaluate the Chief Executive Officer’s and other executive officers’ performance in light of those goals and objectives and, either as a committee or together with the other independent directors (as directed by our board of directors), determine and approve the Chief Executive Officer’s and other executive officers’ compensation level based on this evaluation;

•	approve all awards to executive officers under our incentive compensation plans, as well as adopt, administer, amend or terminate such plans;

•

perform tasks similar to those in the two preceding bullets with respect to those other members of senior management whose compensation is the responsibility of our board of directors or whose compensation the Chief Executive Officer requests the Compensation Committee to review and affirm;

•	recommend to the Board all awards under our equity-based plans and recommend to the board of directors the adoption, amendment or termination of any compensation plan under which stock may be issued;

•

assist our board of directors in developing and evaluating potential candidates for executive positions (including the Chief Executive Officer) and oversee the development of executive succession plans;

•

obtain through discussions with management an understanding of our risk management practices and policies in order to appropriately evaluate whether our compensation policies or practices create incentives that affect risk taking;

•

review and discuss with management the Compensation Discussion and Analysis and, based on that review and discussion, recommend to our board of directors that the Compensation Discussion and Analysis be included in the proxy statement or annual report on Form 10-K;

•	produce a Compensation Committee report on executive compensation for inclusion in the proxy statement or annual report; and

•	make recommendations to the board of directors regarding compensation, if any, of the board of directors.

The full text of the Compensation Committee’s charter can be found on our website at www.iheartmedia.com.

Our compensation committee consists of Messrs. Barber and Mahoney and Ms. Sivaramakrishan with Mr. Barber serving as chairman.

The Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee’s primary responsibilities, which are discussed in detail within its charter, include the following:

•	identify individuals qualified to become members of our board of directors;

•	receive nominations for qualified individuals and review recommendations put forward by the Chief Executive Officer or recommended by stockholders;

•	establish any qualifications, desired background, expertise and other selection criteria for members of our board of directors and any committee; and

•	recommend to our board of directors the director nominees for the next annual meeting of stockholders.

The full text of the Nominating and Corporate Governance Committee’s charter can be found on our website at www.iheartmedia.com.

Our directors play a critical role in guiding our strategic direction and overseeing the management of iHeartMedia. We do not have a formal policy with regard to the consideration of diversity in identifying director nominees, but the Nominating and Corporate Governance Committee strives to recommend the nomination of directors with a variety of complementary skills so that, as a group, the board of directors will possess the appropriate mix of experience, skills and expertise to oversee our businesses. Director candidates should have experience in positions with a high degree of responsibility, be leaders in the organizations with which they are affiliated and have the time, energy, interest and willingness to serve as a member of our board of directors.

The Nominating and Corporate Governance Committee evaluates each individual in the context of our board of directors as a whole, with the objective of recommending a group that can best perpetuate the success of our business and represent stockholder interests through the exercise of sound judgment using its diversity of experience. The Nominating and Corporate Governance Committee evaluates each incumbent director to determine whether he or she should be nominated to stand for re-election, based on the types of criteria outlined above as well as the director’s contributions to our board of directors during their current term.

Our Nominating and Corporate Governance Committee consists of Messrs. Rasulo and Barber and Ms. Sivaramakrishnan with Mr. Rasulo serving as chairman.

Compensation of Directors

We provide competitive compensation to our directors who are not our employees that enables us to attract and retain high-quality directors, provide them with compensation at a level that is consistent with our compensation objectives and encourage their ownership of our shares of Class A common stock to further align their interests with those of our stockholders. Our directors who are also our employees will receive no additional compensation for their service as members of our board of directors.

Our non-employee directors’ annual compensation will consist of the following:

•	annual base compensation of $300,000, consisting of $150,000 in cash and $150,000 in RSUs, with an option to receive the full amount of base compensation in RSUs;

•	right to purchase up to $2,000,000 of additional shares of Class A common stock at $19.00 per share;

•	additional annual cash compensation for the Board chairperson in the amount of $50,000;

•	additional annual cash compensation for the Audit Committee chairperson and each member of the Audit Committee in the amount of $25,000 and $15,000, respectively;

•	additional annual cash compensation for the Compensation Committee chairperson and each member of the Compensation Committee in the amount of $20,000 and $10,000, respectively; and

•

additional annual cash compensation for the Nominating and Corporate Governance Committee chairperson and each member of the Nominating and Corporate Governance Committee in the amount of $10,000 and $7,500, respectively.

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics (the “Code of Conduct”) applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer and principal accounting officer. Our Code of Conduct constitutes a “code of ethics” as defined by Item 406(b) of Regulation S-K. The Code of Conduct is publicly available on our internet website at www.iheartmedia.com. We intend to satisfy the disclosure requirements of Item 5.05 of Form 8-K regarding any amendment to, or waiver from, a provision of the Code of Conduct that applies to our principal executive officer, principal financial officer or principal accounting officer and relates to any element of the definition of code of ethics set forth in Item 406(b) of Regulation S-K by posting such information on our website, www.iheartmedia.com.

EXECUTIVE COMPENSATION

For a description of executive compensation for our directors and executive officers for the fiscal year ended December 31, 2018, please refer to Item 11, “Executive Compensation” of our Annual Report on Form 10-K/A filed with the SEC on March 29, 2019.

Incentive Equity Plan

The Incentive Equity Plan, which became effective on the Effective Date, allows us to grant stock options and restricted stock units (each, an “Award”) to key members of management, service providers and non-employee members of the Board. The aggregate number of shares of Class A common stock that may be issued or used for reference purposes with respect to such Awards is equal to the sum of (i) 12,770,387 shares of Class A common stock for Awards to key members of our management and service providers, which amount equals 8% of our fully-diluted and distributed shares of Class A common stock as of the Effective Date (the “Management Reserve”), plus (ii) 1,596,298 shares of Class A common stock for Awards to non-employee members of the Board, which amount equals 1% of our fully-diluted and distributed shares of Class A common stock as of the Effective Date (the “Director Reserve”). We expect to make Award grants to certain eligible participants collectively representing             % of the Management Reserve (the “Emergence Pool”) and Award grants to certain eligible participants collectively representing             % of the Director Reserve.

Each of Messrs. Pittman and Bressler is expected to receive Awards, with the Awards for each of them totaling 22.5% of the Emergence Pool (the “NEO Grants”), and with 25% of the NEO Grants in the form of restricted stock units (the “RSUs”) (i.e., 482,695 RSUs each) and 75% of the NEO Grants in the form of stock options (the “Options”) (i.e., 1,448,084 Options each). Each of Messrs. Macri, Hamilton and McNicol (collectively, the “Officers” and, together with Messrs. Pittman and Bressler, the “Executives”) is expected to receive Awards in the following amounts: (i) Mr. Hamilton:              Options and              RSUs, and (ii) Mr. McNicol:              Options and              RSUs (collectively, the “Officer Grants” and, together with the NEO Grants, the “Executive Grants”).

Under the applicable Award agreements for the Executive Grants (and, with respect to Messrs. Pittman and Bressler, pursuant to the Employment Agreement Amendments (as defined and discussed in the “—Post-Emergence Executive Employment Agreements” section below)), (i) the Options will have a term of six years and an exercise price calculated on the assumption that our aggregate equity value is $3.0 billion as of the Effective Date; (ii) the Executive Grants will vest, subject to the Executive’s continued full-time employment through each applicable vesting date, (a) 20% on the date that is 180 days after the pricing of this offering (the “Initial Tranche”), and (b) an additional 20% will vest on each of the first, second, third and fourth anniversaries of the grant date, with 100% acceleration upon a Change in Control (as defined in the Equity Plan); and (iii) if an Executive’s employment is terminated by us without “cause” or by the Executive for “good reason” (as such terms are defined in the Equity Plan, and each such termination, a “Qualifying Termination”), the then-unvested portion of the Executive Grants will vest (w) 100% if the termination occurs within one year of the grant date; (x) 50% if the termination occurs more than one year after but up to or less than two years following the grant date; (y) 25% if the termination occurs more than two years after but up to or less than three years following the grant date; and (z) 0% if the termination occurs more than three years following the grant date; provided, that, if an Executive undergoes a Qualifying Termination or is terminated due to death or Disability (as defined in the Equity Plan), in each case, prior to vesting of the Initial Tranche, the Initial Tranche shall vest and become exercisable upon such termination.

Each of Messrs. Barber, Gerstner, Mahoney, Rasulo and Sivaramakrishnan (collectively, the “Directors”) is expected to receive Awards in the following amounts: (i) Mr. Barber:              RSUs, (ii) Mr. Gerstner:              RSUs, (iii) Mr. Mahoney:              RSUs, (iv) Mr. Rasulo:              RSUs and (v) Mr. Sivaramakrishnan:              RSUs (the “Director Grants”).

Under the applicable Award agreements for the Director Grants, (i) the RSUs will vest, subject to the Director’s continued service on the Board through each applicable vesting date, either (a) 100% on the first anniversary of the grant date (with respect to RSUs granted in lieu of annual cash compensation) or (b) one-third on each of the first, second and third anniversaries of the grant date (with respect to RSUs granted as part of the Director’s equity compensation), with 100% acceleration upon a Change in Control; and (ii) if a Director’s service on the Board is terminated by us without Cause, the then-unvested portion of the RSUs that would vest on the next regularly scheduled vesting date shall vest on a pro rata basis through the date of such termination (based on the number of completed days of service).

Post-Emergence Executive Employment Agreements

We have entered into employment agreement amendments with each of Messrs. Pittman and Bressler, which became effective on the Effective Date (the “Employment Agreement Amendments”). The Employment Agreement Amendments provide that the term of the existing employment agreements shall be extended to the fourth anniversary of the Effective Date, with automatic one-year extensions thereafter (the “Term”), unless either party elects not to extend the applicable employment agreement by giving at least 60 days’ advance written notice of nonrenewal to the other party.

The Employment Agreement Amendments provide that, during the Term, each of Messrs. Pittman and Bressler receive an annual base salary in the amount of $1,500,000, and effective for calendar year 2019 and thereafter, each of Messrs. Pittman and Bressler shall have a target annual bonus opportunity of $3,400,000 (the “Target Bonus”), with the actual amount of the annual bonus determined based on the achievement of reasonable performance goals; provided that the amount of the annual bonus shall be prorated for the calendar year in which the Effective Date occurs. Performance objectives will be expressed in terms of an annual operating performance measure based on OIBDAN (the “OIBDAN target”). The Company defines OIBDAN as Consolidated operating income adjusted to exclude restructuring and reorganization expenses included within Direct operating expenses, Selling, General and Administrative expenses, (“SG&A”) and Corporate expenses and non-cash compensation expenses, included within Corporate expenses, as well as the following line items presented in its Statement of Comprehensive Loss: Depreciation and amortization; Impairment charges; and Other operating income (expense), net. The Company uses OIBDAN to measure performance for compensation of executives and other members of management. The OIBDAN target for calendar year 2019 shall be consistent with the OIBDAN target for calendar year 2019 contained in our five-year plan. The OIBDAN target for subsequent calendar years shall be consistent with such annual targets under our business plan for such calendar years. The applicable payouts with respect to OIBDAN performance are as follows:

OIBDAN Achievement	Percentage of Target Bonus Earned
Less than 90% of OIBDAN Target	0%
90%—less than 95% of OIBDAN Target	0-25%, determined on a straight line interpolation basis
95%—less than 97.5% of OIBDAN Target	25-100%, determined on a straight line interpolation basis
97.5%—less than 102.5% of OIBDAN Target	100%
102.5%—less than 105% of OIBDAN Target	100-150%, determined on a straight line interpolation basis
105%—less than 110% of OIBDAN Target	150-200%, determined on a straight line interpolation basis
110% or more than OIBDAN Target	200%

We will issue Awards under the Incentive Equity Plan to Messrs. Pittman and Bressler pursuant to the Employment Agreement Amendments (as described in greater detail in the “Incentive Equity Plan” section above).

Post-Emergence Payments under the 2019 KEIP

On November 13, 2018, our Compensation Committee approved the terms and conditions governing the iHeartMedia, Inc. 2019 Key Employee Incentive Bonus Plan (the “2019 KEIP”) and quarterly bonus opportunities for the first, second, third and fourth quarters of 2019 for certain key employees of the Company. The 2019 KEIP and the quarterly bonus opportunities described below were approved by the Bankruptcy Court on December 17, 2018.

Under the 2019 KEIP, each participant is eligible to earn a performance bonus in cash at the end of each of the first, second, third and fourth quarters of 2019 (the “2019 Quarterly Bonuses”), depending upon the extent to which a Consolidated OIBDAN or Radio Segment OIBDAN (each, as defined in the 2019 KEIP) goal, as applicable, has been achieved for each such quarter. In addition to being measured on a quarterly basis, the applicable OIBDAN goal will be measured cumulatively through the end of each of the second, third and fourth quarters of 2019, and a participant will be eligible to earn, in addition to the 2019 Quarterly Bonuses for the second, third and fourth quarters, an amount equal to the 2019 Quarterly Bonuses based on achievement of the cumulative applicable OIBDAN goal minus the 2019 Quarterly Bonuses actually paid for each such quarter. In order to earn a 2019 Quarterly Bonus for any quarter, a participant must generally remain employed by the Company through the end of the applicable quarter. The 2019 KEIP sets forth threshold, target and maximum bonus opportunities as follows: 50% of the target 2019 Quarterly Bonus will be payable for achievement of 90% of the applicable OIBDAN goal, 100% of the target 2019 Quarterly Bonus will be payable for achievement of 100% of the applicable OIBDAN goal, and 150% of the target 2019 Quarterly Bonus will be payable for achievement of 115% of the applicable OIBDAN goal. Payments will be determined based on linear interpolation between threshold and target, and target and maximum, performance levels. No payments will be made in excess of the target amounts for each of the first, second, or third quarters of 2019 (on either a quarterly or cumulative basis) until the conclusion of the fourth quarter of 2019. Payments in excess of the target amounts may be made following the conclusion of the fourth quarter of 2019 only to the extent any excess was earned on a cumulative basis through the fourth quarter of 2019.

We exercised the discretion provided to us under the 2019 KEIP to terminate the 2019 KEIP immediately upon the Effective Date, such that each participant who remains employed with us through June 30, 2019 will be eligible to earn a pro-rated portion of his or her 2019 Quarterly Bonus for the second quarter of 2019 (i.e., the period from April 1, 2019 to June 30, 2019), with such pro-ration based on the number of days elapsed during such quarter prior to the Effective Date. The 2019 Quarterly Bonus amounts for the second quarter of 2019 will be determined following the end of such quarter, based upon the OIBDAN results for the entire quarter.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our Class A common stock as of May 1, 2019, after giving effect to the Reorganization beneficially owned by:

•	each person or group known to us who, immediately prior to this offering, beneficially owns more than 5% of our Class A common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

Unless otherwise noted below, the address for each beneficial owner listed on the table is 20880 Stone Oak Parkway, San Antonio, Texas.

Each shareholder’s percentage ownership before the offering is based on 56,861,941 shares of our Class A common stock outstanding, 6,947,567 shares of Class B common stock outstanding and 81,453,648 Special Warrants outstanding, each as of May 1, 2019. Each shareholder’s percentage ownership after the offering is based on                  shares of Class A common stock outstanding immediately after the completion of this offering on a fully-diluted basis. We have granted the underwriters an option to purchase up to                additional shares of our Class A common stock. The percentages in the table below assume no exercise of this option.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Shares of our Class A common stock subject to options that are currently exercisable or exercisable within 60 days of May 1, 2019 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. For purposes of determining beneficial ownership of our Class A common stock and Class B common stock (other than on a “fully diluted basis”), we have assumed that the shares of Class B common stock are not currently convertible or convertible within the next 60 days into shares of Class A common stock, and the Special Warrants are not currently exercisable or exercisable within the next 60 day into shares of Class A common stock, because of the holder’s obligation to comply with the FCC Regulatory Limitation. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all shares of our Class A common stock shown as beneficially owned by the shareholder.

	Ownership prior to the completion of this offering								Ownership following the completion of this offering
	Class A common stock		Class B common stock		Special Warrants		Percentage of shares of outstanding Class A common stock on a fully diluted basis(1)	Shares of Class A common stock to be sold in this offering	Percentage of shares of Class A common stock	Percentage of shares of outstanding Class A common stock on a fully diluted basis(1)
Name	Number of shares	Percentage	Number of shares	Percentage	Number of warrants	Percentage
5% Shareholders:
Franklin Mutual Advisers	11,340,025	19.9%	191,593	2.8%	147,730	0.2%	8.0%		%	%
PIMCO	5,882,859	10.3	78,867	1.1	38,055,834	46.7	30.3
Oppenheimer Funds	5,355,050	9.4	—	—	—	—	3.7
Directors and Executive Officers:
Robert W. Pittman	31,086	*	—	—	—	—	*
Gary Barber	—	—	—	—	—	—	—
Richard J. Bressler	5,715	*	—	—	—	—	*
Brad Gerstner	—	—	—	—	—	—	—
Sean Mahoney	—	—	—	—	—	—	—
James A. Rasulo	—	—	—	—	—	—	—
Kamakshi Sivaramakrishnan	—	—	—	—	—	—	—
Steven J. Macri	1,388	*	—	—	—	—	*
Scott D. Hamilton	—	—	—	—	—	—	—
Paul M. McNicol	81	—	—	—	—	—	—
Directors and executive officers as a group (10 persons)	38,895	*	—	—	—	—	*

*	Denotes less than one percent.
(1)

Assumes conversion of all Class B common stock into Class A common stock and the exercise of all Special Warrants for Class A common stock by all holders of the Company’s Class B common stock and Special Warrants, respectively.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies for Approval of Related Party Transactions

We have adopted formal written policies and procedures for the review, approval or ratification of certain related party transactions involving us and one of our executive officers, directors or nominees for director, or owner of more than 5% of any class of iHeartMedia’s voting securities, and which may be required to be reported under the SEC disclosure rules. Such transactions must be pre-approved by the Audit Committee of our Board (other than the directors involved, if any) or by a majority of disinterested directors, except that no such pre-approval shall be required for an agreement, or series of related agreements, providing solely for ordinary course of business transactions made on standard terms and conditions where the aggregate amount to be paid to us is less than $20.0 million or the aggregate amount paid by us is less than $500,000. In addition, if our management, in consultation with our Chief Executive Officer or Chief Financial Officer, determines that it is not practicable to wait until the next Audit Committee meeting to approve or ratify a particular transaction, then the Board has delegated authority to the Chairman of the Audit Committee to approve or ratify such transactions. The Chairman of the Audit Committee reports to the Audit Committee any transactions reviewed by him or her pursuant to this delegated authority at the next Audit Committee meeting.

Related Party Agreements

For a discussion of our related party agreements prior to the Reorganization and Separation, each of which were terminated as of the Effective Date in connection with our emergence from the Chapter 11 Cases, please refer to (i) Item 13, “Certain Relationships and Related Transactions, and Director Independence” of our annual report on Form 10-K/A filed with the SEC on March 29, 2019, (ii) Item 13, “Certain Relationships and Related Transactions, and Director Independence” of our annual report on Form 10-K/A filed with the SEC on May 11, 2018, and (iii) the section entitled “Certain Relationships and Related Party Transactions” in our proxy statement on Schedule 14A filed with the SEC on April 19, 2017, in each case incorporated by reference herein.

We intend to enter into letter agreements (“Shareholder Letter Agreements”) with certain of our pre-IPO shareholders in connection with this offering to obtain certain consents from such shareholders. Under the Shareholder Letter Agreements, we agree to pay, upon the consummation of this offering, each shareholder party to such Shareholder Letter Agreements its pro rata portion of a consent fee equal in the aggregate to 2% of the gross proceeds of this offering.

DESCRIPTION OF CERTAIN INDEBTEDNESS AND SUBSIDIARY PREFERRED STOCK

Set forth below is a summary of the terms of the agreements governing our principal indebtedness outstanding following the Separation and Reorganization. This summary is not a complete description of all of the terms of the agreements. The agreements setting forth the principal terms and conditions of this indebtedness will be filed as exhibits to our SEC filings. See “Where You Can Find More Information.”

New ABL Facility

On the Effective Date, iHeartCommunications, as borrower, entered into a Credit Agreement (the “ABL Credit Agreement”) with iHeartMedia Capital I, LLC, the direct parent of iHeartCommunications (“Capital I”), as guarantor, certain subsidiaries of iHeartCommunications, as guarantors, Citibank, N.A. as administrative and collateral agent, and the lenders party thereto from time to time, governing a $450.0 million senior secured asset-based revolving credit facility (the “New ABL Facility”). The New ABL Facility includes a letter of credit sub-facility and a swingline loan sub-facility.

On the Effective Date, there were no borrowings outstanding under the New ABL Facility and iHeartCommunications had borrowing capacity of $390 million with $60 million being used for letters of credit.

Size and Availability

The New ABL Facility provides for a senior secured asset-based revolving credit facility in the aggregate principal amount of up to $450.0 million, with amounts available from time to time (including in respect of letters of credit) equal to the lesser of (A) the borrowing base, which equals the sum of (i) 90.0% of the eligible accounts receivable of iHeartCommunications and the subsidiary guarantors and (ii) 100% of qualified cash, each subject to customary reserves and eligibility criteria, and (B) the aggregate revolving credit commitments. Subject to certain conditions, iHeartCommunications may at any time request one or more increases in the amount of revolving credit commitments, in an amount up to the sum of (x) $150.0 million and (y) the amount by which the borrowing base exceeds the aggregate revolving credit commitments.

Interest Rate and Fees

Borrowings under the New ABL Facility bear interest at a rate per annum equal to the applicable rate plus, at iHeartCommunications’ option, either (1) a base rate or (2) a eurocurrency rate. The applicable margin for borrowings under the New ABL Facility range from 1.25% to 1.75% for eurocurrency borrowings and from 0.25% to 0.75% for base-rate borrowings, in each case, depending on average excess availability under the New ABL Facility based on the most recently delivered borrowing base certificate.

In addition to paying interest on outstanding principal under the New ABL Facility, iHeartCommunications is required to pay a commitment fee to the lenders under the New ABL Facility in respect of the unutilized commitments thereunder. The commitment fee rate ranges from 0.25% to 0.375% per annum dependent upon average unused commitments during the prior quarter. iHeartCommunications may also pay customary letter of credit fees.

Maturity

Borrowings under the New ABL Facility will mature, and lending commitments thereunder will terminate on June 14, 2023.

Prepayments

If at any time, the sum of the outstanding amounts under the New ABL Facility exceeds the lesser of (i) the borrowing base and (ii) the aggregate commitments under the facility (such lesser amount, the “line cap”),

iHeartCommunications is required to repay outstanding loans and cash collateralize letters of credit in an aggregate amount equal to such excess. iHeartCommunications may voluntarily repay outstanding loans under the New ABL Facility at any time without premium or penalty, other than customary “breakage” costs with respect to eurocurrency rate loans. Any voluntary prepayments made by iHeartCommunications will not reduce iHeartCommunications’ commitments under the New ABL Facility.

Guarantees and Security

The New ABL Facility is guaranteed by, subject to certain exceptions, the guarantors of iHeartCommunications’ New Term Loan Facility. All obligations under the New ABL Facility, and the guarantees of those obligations, are secured by a perfected security interest in all of the accounts receivable and related assets of iHeartCommunications’ and all of the guarantors’ accounts receivable, qualified cash and related assets and proceeds thereof that is senior to the security interest of iHeartCommunications’ New Term Loan Facility in such accounts receivable, qualified cash and related assets and proceeds thereof, subject to permitted liens and certain exceptions.

Certain Covenants and Events of Default

If borrowing availability is less than the greater of (a) $40.0 million and (b) 10% of the aggregate commitments under the New ABL Facility, in each case, for two consecutive business days (a “Trigger Event”), iHeartCommunications will be required to comply with a minimum fixed charge coverage ratio of at least 1.00 to 1.00 for fiscal quarters ending on or after the occurrence of the Trigger Event, and must continue to comply with this minimum fixed charge coverage ratio until borrowing availability exceeds the greater of (x) $40.0 million and (y) 10% of the aggregate commitments under the New ABL Facility, in each case, for 20 consecutive calendar days, at which time the Trigger Event shall no longer be deemed to be occurring.

ABL Intercreditor Agreement

On the Effective Date, in connection with the entry into the ABL Credit Agreement, Capital I, iHeartCommunications and the other grantors party thereto entered into an ABL Intercreditor Agreement (the “ABL Intercreditor Agreement”) with Citibank, N.A., as ABL Collateral Agent, Term Loan Collateral Agent and Designated Junior Priority Representative and U.S. National Bank Association, as Notes Collateral Agent. The ABL Intercreditor Agreement governs the respective rights, obligations and priorities relating to the collateral securing the ABL Credit Agreement.

New Term Loan Facility

On the Effective Date, iHeartCommunications, as borrower, entered into a Credit Agreement (the “Term Loan Credit Agreement”) with Capital I, as guarantor, certain subsidiaries of iHeartCommunications, as guarantors, and Citibank N.A., as administrative and collateral agent, governing the approximately $3.5 billion senior secured term loans (the “New Term Loan Facility”). On the Effective Date, iHeartCommunications issued an aggregate of approximately $3.5 billion principal amount of senior secured term loans under the New Term Loan Facility to certain Claimholders pursuant to the Plan of Reorganization. The New Term Loan Facility matures on May 1, 2026.

Interest Rate and Fees

Term loans under the New Term Loan Facility bear interest at a rate per annum equal to the applicable rate plus, at iHeartCommunications’ option, either (1) a base rate or (2) a eurocurrency rate. The applicable rate for such term loans is 3.00% with respect to base rate loans and 4.00% with respect to eurocurrency rate loans.

Collateral and Guarantees

The New Term Loan Facility is guaranteed by Capital I and each of iHeartCommunications’ existing and future material wholly-owned restricted subsidiaries, subject to certain exceptions.

All obligations under the New Term Loan Facility, and the guarantees of those obligations, are secured, subject to permitted liens and other exceptions, by a first priority lien in substantially all of the assets of iHeartCommunications’ and all of the guarantors’ assets, including a lien on the capital stock of iHeartCommunications and certain of its subsidiaries owned by a guarantor, other than the accounts receivable and related assets of iHeartCommunications and all of the subsidiary guarantors, and by a second priority lien on accounts receivable and related assets securing iHeartCommunications’ New ABL Facility.

Prepayments

iHeartCommunications is required to prepay outstanding term loans under the New Term Loan Facility, subject to certain exceptions, with:

•

50% (which percentage may be reduced to 25% and to 0% based upon iHeartCommunications’ first lien leverage ratio) of iHeartCommunications’ annual excess cash flow, subject to customary credits, reductions and exclusions;

•

100% (which percentage may be reduced to 50% and 0% based upon iHeartCommunications’ first lien leverage ratio) of the net cash proceeds of sales or other dispositions of the assets of iHeartCommunications’ or its wholly owned restricted subsidiaries, subject to reinvestment rights and certain other exceptions; and

•	100% of the net cash proceeds of any incurrence of debt, other than debt permitted under the New Term Loan Facility.

iHeartCommunications may voluntarily repay outstanding loans under the New Term Loan Facility at any time, without prepayment premium or penalty, except in connection with a repricing event within nine months of the Effective Date and subject to customary “breakage” costs with respect to eurocurrency loans.

Certain Covenants and Events of Default

The New Term Loan Facility does not include any financial covenants. However, the New Term Loan Facility includes negative covenants that, subject to significant exceptions, limit Capital I’s ability and the ability of its restricted subsidiaries (including iHeartCommunications) to, among other things:

•	incur additional indebtedness;

•	create liens on assets;

•	engage in mergers, consolidations, liquidations and dissolutions;

•	sell assets;

•	pay dividends and distributions or repurchase Capital I’ capital stock;

•	make investments, loans, or advances;

•	prepay certain junior indebtedness;

•	engage in certain transactions with affiliates;

•	amend material agreements governing certain junior indebtedness; and

•	change lines of business.

The New Term Loan Facility includes certain customary representations and warranties, affirmative covenants and events of default, including but not limited to, payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain bankruptcy-related events, certain events under ERISA, material judgments and a change of control. If an event of default occurs, the lenders under the New Term Loan Facility are entitled to take various actions, including the acceleration of all amounts due under the New Term Loan Facility and all actions permitted to be taken under the loan documents relating thereto or applicable law.

First Lien Intercreditor Agreement

On the Effective Date, in connection with the entry into the Term Loan Credit Agreement, Capital I, iHeartCommunications and the other grantors party thereto entered into a Term Loan Intercreditor Agreement (the “First Lien Intercreditor Agreement”) with Citibank, N.A., as Credit Agreement Agent and U.S. National Bank Association, as Senior Notes Collateral Agent. The First Lien Intercreditor Agreement governs the respective rights, obligations and priorities relating to the collateral securing the Term Loan Credit Agreement.

6.375% Senior Secured Notes due 2026

On the Effective Date, iHeartCommunications entered into an indenture (the “Senior Secured Notes Indenture”) with Capital I, as guarantor, the subsidiary guarantors party thereto, and U.S. Bank National Association, as trustee and collateral agent, governing the $799,999,940 aggregate principal amount of 6.375% Senior Secured Notes due 2026 that were issued to certain Claimholders pursuant to the Plan of Reorganization. The New Senior Secured Notes mature on May 1, 2026 and bear interest at a rate of 6.375% per annum, payable semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2019.

The New Senior Secured Notes are guaranteed on a senior secured basis by Capital I and the subsidiaries of iHeartCommunications that guarantee the New Term Loan Facility or other credit facilities or capital markets debt securities. The New Senior Secured Notes and the related guarantees rank equally in right of payment with all of iHeartCommunications’ and the guarantors’ existing and future indebtedness that is not expressly subordinated to the New Senior Secured Notes (including the New Senior Unsecured Notes), effectively equal with iHeartCommunications’ and the guarantors’ existing and future indebtedness secured by a first priority lien on the collateral securing the New Senior Secured Notes, effectively subordinated in right of payment to all of iHeartCommunications’ and the guarantors’ existing and future indebtedness that is secured by assets that are not part of the collateral securing the New Senior Secured Notes, to the extent of the value of such assets, and structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of any subsidiary of iHeartCommunications that is not a guarantor of the New Senior Secured Notes.

The New Senior Secured Notes and the related guarantees are secured, subject to permitted liens and certain other exceptions, by a first priority lien on the capital stock of iHeartCommunications and substantially all of the assets of iHeartCommunications and the guarantors, other than accounts receivable and related assets, and by a second priority lien on accounts receivable and related assets securing the New ABL Facility.

iHeartCommunications may redeem the New Senior Secured Notes at its option, in whole or in part, at any time prior to May 1, 2022, at a price equal to 100% of the principal amount of the New Senior Secured Notes being redeemed, plus an applicable premium and plus accrued and unpaid interest to the redemption date. iHeartCommunications may redeem the New Senior Secured Notes at its option, in whole or in part, on or after May 1, 2022, at the redemption prices set forth in the New Senior Secured Notes Indenture plus accrued and unpaid interest to the redemption date. At any time prior to May 1, 2022, iHeartCommunications redeem at its option, up to 40% of the aggregate principal amount of the New Senior Secured Notes at a redemption price equal to 106.375% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the proceeds of one or more equity offerings.

The Senior Secured Notes Indenture contains covenants that limit the ability of Capital I and its restricted subsidiaries, including iHeartCommunications, to, among other things:

•	incur or guarantee additional debt or issue certain preferred stock;

•	make certain restricted payments;

•	create restrictions on distributions to iHeartCommunications or Capital I;

•	sell certain assets;

•	create liens on certain assets;

•	enter into certain transactions with affiliates; and

•	merge or consolidate with another person, or sell or otherwise dispose of all or substantially all of its assets.

8.375% Senior Unsecured Notes due 2027

On the Effective Date, iHeartCommunications entered into an indenture (the “Senior Unsecured Notes Indenture”) with Capital I, as guarantor, the subsidiary guarantors party thereto, and U.S. Bank National Association, as trustee, governing the $1,449,999,997 aggregate principal amount of 8.375% Senior Notes due 2027 that were issued to certain Claimholders pursuant to the Plan of Reorganization. The New Senior Unsecured Notes mature on May 1, 2027 and bear interest at a rate of 8.375% per annum, payable semi-annually in arrears on February 1 and August 1 of each year, beginning on February 1, 2020.

The New Senior Unsecured Notes are guaranteed on a senior unsecured basis by Capital I and the subsidiaries of iHeartCommunications that guarantee the New Term Loan Facility or other credit facilities or capital markets debt securities. The New Senior Unsecured Notes and the related guarantees rank equally in right of payment with all of iHeartCommunications’ and the guarantors’ existing and future indebtedness that is not expressly subordinated to the New Senior Unsecured Notes, effectively subordinated in right of payment to all of iHeartCommunications’ and the guarantors’ existing and future indebtedness that is secured (including the New Senior Secured Notes and borrowings under the New ABL Facility and the New Term Loan Facility, to the extent of the value of the collateral securing such indebtedness, and structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of any subsidiary of iHeartCommunications that is not a guarantor of the New Senior Unsecured Notes.

iHeartCommunications may redeem the New Senior Unsecured Notes at its option, in whole or in part, at any time prior to May 1, 2022, at a price equal to 100% of the principal amount of the New Senior Unsecured Notes being redeemed, plus an applicable premium and plus accrued and unpaid interest to the redemption date. iHeartCommunications may redeem the New Senior Unsecured Notes at its option, in whole or in part, on or after May 1, 2022, at the redemption prices set forth in the New Senior Unsecured Notes Indenture plus accrued and unpaid interest to the redemption date. At any time prior to May 1, 2022, iHeartCommunications redeem at its option, up to 40% of the aggregate principal amount of the New Senior Unsecured Notes at a redemption price equal to 108.375% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the proceeds of one or more equity offerings.

The Senior Unsecured Notes Indenture contains covenants that limit the ability of Capital I and its restricted subsidiaries, including iHeartCommunications, to, among other things:

•	incur or guarantee additional debt or issue certain preferred stock;

•	make certain restricted payments;

•	create restrictions on distributions to iHeartCommunications or Capital I;

•	sell certain assets;

•	create liens on certain assets;

•	enter into certain transactions with affiliates; and

•	merge or consolidate with another person, or sell or otherwise dispose of all or substantially all of its assets.

iHeart Operations Preferred Stock

The certificate of designation for iHeart Operations authorizes 60,000 shares of Series A Perpetual Preferred Stock, par value $0.001 per share (referred to throughout this section as the “iHeart Operations Preferred Stock”). There are no sinking fund provisions applicable to the iHeart Operations Preferred Stock. Shares of the iHeart Operations Preferred Stock, upon issuance, were fully paid and non-assessable. The iHeart Operations Preferred Stock are not be convertible into, or exchangeable for, shares of any other class or series of stock or other securities of iHeart Operations. The holders of shares of the iHeart Operations Preferred Stock have no pre-emptive rights with respect to any shares of our capital stock or any of iHeart Operations’ other securities convertible into or carrying rights or options to purchase any such capital stock.

Ranking

As described more fully below, the iHeart Operations Preferred Stock ranks senior with respect to liquidation preference and dividend rights to the common stock of iHeart Operations, any preferred stock of iHeart Operations other than the iHeart Operations Preferred Stock (collectively, “Junior Stock”).

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of iHeart Operations, a holder of iHeart Operations Preferred Stock will be entitled to be paid, before any distribution or payment may be made to any holders of Junior Stock, the “Liquidation Preference” equal to the sum of (1) the stated value of $1,000.00 per share, subject to adjustment in the event of a stock dividend, stock split, stock distribution, recapitalization or combination with respect to the iHeart Operations Preferred Stock; and (2) the amount of any accrued and unpaid dividends, if any, whether or not declared, prior to such distribution or payment date.

Dividends

Holders of the iHeart Operations Preferred Stock are entitled to receive in respect of each share, cumulative dividends accruing daily and payable quarterly at a per annum rate equal to the sum of (1) the greater of (a) LIBOR and (b) two percent, plus (2) the applicable margin, which is calculated as a function of iHeartMedia’s consolidated total leverage ratio. Dividends are payable on the Liquidation Preference. Unless all accrued and unpaid dividends on the iHeart Operations Preferred Stock are paid in full, no dividends or distributions may be paid on any equity interests of iHeartMedia or its subsidiaries other than iHeart Operations, and no such equity interests may be repurchased or redeemed (subject to certain exceptions that are specified in the certificate of designations for the iHeart Operations Preferred Stock). Unless prohibited by Section 170 of the DGCL, dividends will be declared quarterly and will be payable on March 31, June 30, September 30 and December 31 of each year (or on the next business day if such date is not a business day).

Redemption and Repurchase Rights

Upon consummation of certain equity offerings prior to May 1, 2022, iHeart Operations may, at its option, redeem all or a part of the iHeart Operations Preferred Stock for the Liquidation Preference plus a make-whole premium. iHeart Operations may not otherwise redeem the iHeart Operations Preferred Stock at its option prior to May 1, 2022. At any time on or after May 1, 2022, the iHeart Operations Preferred Stock may be redeemed at the option of iHeart Operations, in whole or in part, for cash at a redemption price equal to the Liquidation Preference per share. If less than all of the shares of iHeart Operations Preferred Stock are to be redeemed at any time in an optional redemption, the shares of iHeart Operations Preferred Stock of all holders will be redeemed on a pro rata basis.

Upon (i) a liquidation, dissolution or winding up of iHeart Operations, iHeartMedia or iHeartCommunications, together with the subsidiaries of such entity, taken as a whole, (ii) a bankruptcy event, (iii) a change of control, (iv) a sale or transfer of all or substantially all of iHeart Operations’, iHeartMedia’s or iHeartCommunications’ assets and the assets of such entity’s subsidiaries, taken as a whole in a single transaction (other than to iHeartMedia or any of its subsidiaries), or a series of transactions, (v) an acceleration or payment default of indebtedness of iHeart Operations, iHeartMedia or any of its subsidiaries of $100 million or more or (vi) consummation of certain equity offerings of iHeartMedia, iHeart Operations or iHeartCommunications or certain significant subsidiaries, any holder of shares of iHeart Operations Preferred Stock may require iHeartMedia to purchase such holder’s shares of iHeart Operations Preferred Stock at a purchase price equal to (a) the Liquidation Preference plus a make-whole premium, if such purchase is consummated prior to May 1, 2022 or (b) the Liquidation Preference, if the purchase is consummated on or after May 1, 2022.

The shares of iHeart Operations Preferred Stock include repurchase rights, pursuant to which the holders of the iHeart Operations Preferred Stock may require the iHeartMedia or iHeartCommunications to purchase the shares on or after May 1, 2024.

On May 1, 2029, the shares of iHeart Operations Preferred Stock will be subject to mandatory redemption for an amount equal to the Liquidation Preference.

Covenants

The certificate of designations contains covenants that limit the ability of iHeartMedia and its subsidiaries to:

•	incur certain indebtedness and issue securities ranking equal in right of payment with, or senior to, the iHeart Operations Preferred Stock;

•	transfer assets to subsidiaries of iHeartMedia that are not subsidiaries of iHeart Operations, unless such transactions are for fair market value and no default has occurred and is continuing;

•	declare or make certain dividends or distributions;

•	enter into certain transactions with affiliates; and

•	engage in certain reorganization events.

iHeart Operations Preferred Stock Directors

If dividends payable on the shares of iHeart Operations Preferred Stock have not been paid in cash for twelve consecutive quarters, the holders of the iHeart Operations Preferred Stock will have the right to designate one director to iHeartMedia’s Board of Directors. Such director shall continue in office until (y) the Company’s next annual meeting of the stockholders for the election of directors for such director’s corresponding class, and their successor shall have been elected by the holders of the iHeart Operations Preferred Stock or (z) all dividends accrued on the iHeart Operations Preferred Stock for the past dividend periods shall have been paid in full in cash.

Class Voting Rights on Certain Matters

The vote or consent of the holders of at least 66 2/3% of the shares of the iHeart Operations Preferred Stock at the time outstanding, voting as a separate class, shall be necessary to:

•	reduce the Liquidation Preference or redemption price of any shares of iHeart Operations Preferred Stock or change the timing or method of payment with respect thereto;

•	reduce the dividend rate of or change the time for accrual of dividends on any shares of iHeart Operations Preferred Stock or change the timing or method of payment with respect thereto;

•	waive a default in the payment of dividends on any shares of iHeart Operations Preferred Stock, Liquidation Preference or redemption price of the iHeart Operations Preferred Stock;

•	make any change to the amendment provisions of the certificate of designations that is materially adverse to the holders;

•	make any change regarding the pro rata treatment of all holders of the Preferred in connection with a partial redemption;

•	make any change to provisions relating to voting percentages, ranking or waiver of trigger events, including in each case the related definitions used herein to the extent adverse to the holders; or

•	make any change to the restrictions on dilution of the iHeart Operations Preferred Stock.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certification of incorporation and restated bylaws. The following description may not contain all of the information that is important to you. To understand the material terms of our Class A common stock, you should read our amended and restated certificate of incorporation and restated bylaws, copies of which will be filed with the SEC as exhibits to the registration statement, of which this prospectus is a part.

Our certificate of incorporation authorizes capital stock consisting of:

•	100,000,000 shares of undesignated preferred stock, par value $0.001 per share;

•	1,000,000,000 shares of Class A common stock, par value $0.001 per share; and

•	1,000,000,000 shares of Class B common stock, par value $0.001 per share.

As of May 1, 2019, we had no shares of preferred stock issued and outstanding, and 56,861,941 and 6,947,567 shares of our Class A common stock and Class B common stock issued and outstanding, respectively. After giving effect to the consummation of this offering, there would have been                  shares of our Class A common stock issued and outstanding (or                 shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock from us), 6,947,567 shares of our Class B common stock issued and outstanding, and 81,453,648 Special Warrants to purchase one share of Class A common stock or Class B common stock at an exercise price of $0.001 per share, as of that date.

The following summary describes the material provisions of our capital stock.

Preferred Stock

Upon the consummation of this offering, we will have no shares of preferred stock outstanding.

Under the terms of our certificate of incorporation, our Board is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our Board has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of our Class A common stock will have the exclusive right to vote for the election of directors. There will be no cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock are entitled to receive dividends, on a per share basis, when and if declared by our Board out of funds legally available therefor and whenever any dividend is made on the shares of our Class B common stock subject to certain exceptions set forth in our certificate.

The Company may not subdivide or combine (by stock split, reverse stock split, recapitalization, merger, consolidation or any other transaction) its shares of Class A common stock or Class B common stock without subdividing or combining its shares of Class B common stock or Class A common stock, respectively, in a similar manner.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata together with holders of our Class B common stock our remaining assets available for distribution.

New Class A common stock certificates issued upon transfer or new issuance of Class A common stock shares will contain a legend stating that such shares Class A common stock are subject the provisions of our amended and restated certificate of incorporation, including but not limited to provisions governing compliance with requirements of the Communications Act and regulations thereunder, including, without limitation, those concerning foreign ownership and media ownership.

Class B Common Stock

Holders of shares of our Class B common stock are not entitled to vote for the election of directors or, in general, on any other matter submitted to a vote of the Company’s stockholders, but are entitled to one vote per share on the following matters: (a) any amendment or modification of any specific rights or obligations of the holders of Class B common stock that does not similarly affect the rights or obligations of the holders of Class A common stock, in which case the holders of Class B Common Stock will be entitled to a separate class vote, with each share of Class B common stock having one vote; and (b) to the extent submitted to a vote of our stockholders, (i) the retention or dismissal of outside auditors by the Company, (ii) any dividends or distributions to our stockholders, (ii) any material sale of assets, recapitalization, merger, business combination, consolidation, exchange of stock or other similar reorganization of the Company or any of its subsidiaries, (iv) the adoption of any amendment to our certificate of incorporation, (v) other than in connection with any management equity or similar plan adopted by our Board, any authorization or issuance of equity interests, or any security or instrument convertible into or exchangeable for equity interests, in the Company or any of its subsidiaries, and (vi) the liquidation of the Company, in which case in respect to any such vote concerning the matters described in clause (b), the holders of Class B common stock are entitled to vote with the holders of the Class A common stock, with each share of common stock having one vote and voting together as a single class.

Holders of shares of our Class B common stock are generally entitled to convert shares of Class B common stock into shares of Class A common stock on a one-for-one basis, subject to the Company’s ability to restrict conversion in order to comply with the Communications Act and FCC regulations.

Holders of shares of our Class B common stock are entitled to receive dividends when and if declared by our Board out of funds legally available therefor and whenever any dividend is made on the shares of our Class A common stock subject to certain exceptions set forth in our certificate of incorporation.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class B common stock will be entitled to receive pro rata with holders of our Class A common stock our remaining assets available for distribution.

Special Warrants

Each Special Warrant issued under the special warrant agreement entered into in connection with the Reorganization may be exercised by its holder to purchase one share of Class A common stock or Class B common stock at an exercise price of $0.001 per share, unless we in our sole discretion believe such exercise would, alone or in combination with any other existing or proposed ownership of common stock, result in, subject to certain exceptions, (a) such exercising holder owning more than 4.99 percent of our outstanding Class A common stock, (b) more than 22.5 percent of our capital stock or voting interests being owned directly or indirectly by foreign individuals or entities, (c) our exceeding any foreign ownership threshold set by the FCC pursuant to a declaratory ruling or specific approval requirement or (d) our violating any provision of the Communications Act or restrictions on ownership or transfer imposed by our certificate of incorporation or the decisions, rules and policies of the FCC. Any holder exercising Special Warrants must complete and timely deliver to the warrant agent the required exercise forms and certifications required under the special warrant agreement.

To the extent there are any dividends declared or distributions made with respect to the Class A common stock or Class B common stock, those dividends or distributions will also be made to holders of Special Warrants concurrently and on a pro rata basis based on their ownership of common stock underlying their Special Warrants on an as-exercised basis; provided, that no such distribution will be made to holders of Special Warrants if (x) the Communications Act or an FCC rule prohibits such distribution to holders of Special Warrants or (y) our FCC counsel opines that such distribution is reasonably likely to cause (i) us to violate the Communications Act or any applicable FCC rule or (ii) any such holder not to be deemed to hold a non-cognizable (under FCC rules governing foreign ownership) future equity interest in us; provided further, that, if any distribution of common stock or any other securities to a holder of Special Warrants is not permitted pursuant to clauses (x) or (y), we will cause economically equivalent warrants to be distributed to such holder in lieu thereof, to the extent that such distribution of warrants would not violate the Communications Act or any applicable FCC rules.

To the extent within our control, any tender or exchange offer subject to Sections 13 or 14 of the Exchange Act for Class A common stock, Class B common stock or Special Warrants will be made concurrently and on a pro rata basis (in the case of holders of Special Warrants, based upon their ownership of common stock underlying their Special Warrants on an as-exercised basis) to all holders of Class A common stock, Class B common stock and Special Warrants. Distributions to holders of Special Warrants and payments to holders of Special Warrants pursuant to a tender or exchange offer for Special Warrants subject to Sections 13 or 14 of the Exchange Act will be made in compliance with FCC ownership conditions.

The number of shares of our common stock to be received upon exercise of each special warrant is subject to adjustment from time to time. Such number will increase or decrease proportionally upon any increase or decrease in the number of shares of our common stock outstanding resulting from any subdivisions, splits, combination or reverse splits (except in connection with a change of control). We are not required to issue fractional shares in connection with the exercise of Special Warrants, and may either pay an amount in cash in lieu of such fractional shares or round the number of shares received to the nearest whole number. The exercise price is not subject to any adjustment.

Upon the occurrence of any reclassification or recapitalization whereby holders of our common stock are entitled to receive proceeds in cash, stock, securities or other assets or property with respect to or in exchange for common stock, holders who exercise Special Warrants are entitled to receive such proceeds commensurate with the number of shares of common stock they would have received if they had exercised their Special Warrants immediately prior to such reclassification or recapitalization. Upon a change of control in which the only consideration payable to holders of common stock is cash, each special warrant will be deemed to be exercised immediately prior to the consummation of such change of control and the holder will receive solely the cash consideration to which such holder would have been entitled as a result of such change of control. Upon a change of control in which the consideration payable to holders of common stock is other than only cash, at our option, each special warrant will be either (A) assumed by the party surviving such change of control and will continue to be exercisable for the kind and amount of consideration to which such holder would have been entitled as a result of such change of control had the special warrant been exercised immediately prior, or (B) if not assumed by the party surviving such change of control, deemed to be exercised immediately prior to the consummation of such change of control and the holder will receive the consideration to which such holder would have been entitled as a result of such Change of Control, less the exercise price, as though the special warrant had been exercised immediately prior.

The Special Warrants will expire on the earlier of the twentieth anniversary of the issuance date and the occurrence of a change in control of the Company.

Forum Selection

Our certificate of incorporation includes a forum selection clause provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against the company or any director or officer of the company arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against the Company or any director or officer of the Company that is governed by the internal affairs doctrine. Although we believe our forum selection clause will benefit us by providing increased consistency in the application of Delaware law for these specified types of actions and proceedings, it may have the effect of discouraging lawsuits against us or our directors and officers.

Our forum selection clause is subject to a number of exceptions, including actions which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery. Section 27 of the Exchange Act vests exclusive federal jurisdiction for all claims brought to enforce any duty or liability created under the Exchange Act. Therefore, our forum selection clause will not apply to any such claim.

In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, there is uncertainty as to whether a court would enforce our forum selection clause in connection with claims arising under the Securities Act and the rules and regulations thereunder, and in any event, stockholders will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

Anti-Takeover Provisions

Certain provisions in our certificate of incorporation, bylaws and the DGCL contain provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of our common stock held by stockholders. These provisions include:

Classified Board of Directors. Our Board is divided into three classes of directors, with the classes as nearly equal in number as possible. The term of the first class of directors expires at our 2020 annual meeting of stockholders, the successors of which directors will be elected for a three-year term; the term of the second class of directors expires at our 2021 annual meeting of stockholders, the successors of which directors will be elected for a two-year term; and the term of the third class of directors expires at our 2022 annual meeting of stockholders, the successors of which directors will be elected for a one-year term. Following our 2022 annual meeting of stockholders, our Board will no longer be classified. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our Board.

Action by Written Consent. Our certificate of incorporation prohibits our stockholders from acting by written consent. Our stockholders may only take action at a duly called annual or special meeting of stockholders.

Special Meetings of Stockholders. Except as required by law, special meetings of our stockholders may called at any time only by or at the direction of a majority of our Board. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of us.

Advance Notice Procedures. Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our Board. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a stockholder who was a stockholder of record on the record date for the meeting. Although the bylaws do not give our Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Removal of Directors; Vacancies. Subject to the rights of holders of any outstanding shares of our preferred stock, our directors may be removed, but only for cause, upon the affirmative vote of holders of a majority of the voting power of the outstanding shares of our Class A common stock.

Supermajority Approval Requirements. The Company is expressly authorized to adopt, amend, alter or repeal, in whole or in part, our certificate of incorporation. Notwithstanding the foregoing, prior to May 1, 2022, any amendment, alteration, rescission or repeal of the anti-takeover provisions of our charter, which are generally described herein, require the affirmative vote of at least 66 2/3% in voting power of the outstanding shares of our stock entitled to vote generally in the election of directors. Following May 1, 2022, any amendment, alteration, rescission or repeal of the anti-takeover provisions of our charter require the affirmative vote of at least a majority in voting power of the outstanding shares of our stock entitled to vote generally in the election of directors.

The combination of the classification of our Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Restrictions relating to FCC Regulations

Pursuant to our certificate of incorporation, we may restrict the ownership, or proposed ownership, of shares of our Class A common stock or Class B common stock (collectively, our “capital stock”), or Special Warrants by any person or entity if such ownership or proposed ownership (a) is or could be inconsistent with, or in violation of, any provision of the Federal Communications Laws (as hereinafter defined), (b) limits or impairs or could limit or impair any of our business activities or proposed business activities under the Federal Communications Laws or (c) subjects or could subject us to any regulation under the Federal Communications Laws to which we would not be subject but for such ownership or proposed ownership (clauses (a), (b) and (c) collectively, “FCC Regulatory Limitations”). The term “Federal Communications Laws” means any law of the United States now or hereafter in effect (and any regulation thereunder), including, without limitation, the Communications Act of 1934, as amended, and regulations thereunder, pertaining to the ownership and/or operation or regulating the business activities of (x) any television or radio station, cable television system or other medium of mass communications or (y) any provider of programming content to any such medium.

If we believe that the ownership or proposed ownership of shares of our capital stock of by any person or entity may result in a FCC Regulatory Limitation, such person or entity must promptly furnish to us such information as we request. If (a) any person or entity from whom information is requested does not comply, or (b) we conclude that a stockholder’s ownership or proposed ownership of, or that a stockholder’s exercise of any rights of ownership with respect to, shares of our capital stock results or could result in a FCC Regulatory Limitation, then, in the case of either clause (a) or clause (b), we may (w) refuse to permit the transfer of shares of our capital stock to a proposed stockholder or refuse to permit the conversion of shares, (x) suspend those rights of stock ownership the exercise of which causes or could cause such FCC Regulatory Limitation, (y) redeem such shares of our capital stock held by such stockholder, and/or (z) exercise any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction, against any such stockholder or proposed transferee, with a view towards obtaining such information or preventing or curing any situation which causes or could cause a FCC Regulatory Limitation. Any refusal to transfer, suspension of rights or refusal to convert pursuant to clauses (w) and (x), respectively, of the immediately preceding sentence will remain in effect until the requested information has been received and we have determined that such transfer, conversion, or the exercise of such suspended rights, as the case may be, will not result in a FCC Regulatory Limitation.

The terms and conditions of redemption pursuant to the preceding paragraph are as follows:

•	the redemption price of any shares to be redeemed shall be equal to the fair market value of such shares;

•

the redemption price of the shares may be paid in (x) any debt or equity securities of the Company, any subsidiary of the Company or any other corporation or other entity, or any combination thereof (the “redemption securities”), having such terms and conditions as shall be approved by the Board and which, together with any cash to be paid as part of the redemption price, in the opinion of any nationally recognized investment banking firm selected by the Board, has a value, at the time notice of redemption is given at least equal to the fair market value of the shares to be redeemed, assuming the redemption securities were fully distributed and subject only to normal trading activity, (y) cash or (z) any combination of redemption securities or cash;

•

if less than all such shares are to be redeemed, the shares to be redeemed shall be selected in such manner as shall be determined by the Board, which may include selection of the most recently purchased shares thereof, selection by lot or selection in any other manner determined by the Board;

•	at least 15 days’ written notice of the redemption date will be given to the record holders of the shares selected to be redeemed (unless waived in writing by any such holder);

•

from and after the Redemption Date, any and all rights of whatever nature in respect of the shares selected for redemption will cease and terminate and the holders of such shares shall thenceforth be entitled only to receive the cash or redemption securities payable upon redemption; and

•	such other terms and conditions as the Board shall reasonably determine are required by law.

Corporate Opportunity Doctrine

To the fullest extent of law, the Company renounces and waives any interest or expectancy of the Company in being offered an opportunity to participate in, directly or indirectly, any potential transactions, matters or business opportunities presented to any of its officers, directors or stockholders, other than those officers, directors or stockholders who are employees of the Company. None of its respective officers, directors or stockholders shall be liable to the Company or any of its subsidiaries for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person pursues, acquires or participates in such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Company, unless, in the case of any such person who is a director or officer of the Company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of the Company.

The doctrine of corporate opportunity shall not apply to the Company or any of its officers or directors in circumstances where its application would conflict with any fiduciary duties or contractual obligations or to any other corporate opportunity with respect to any of the officers or directors of the Company unless such corporate opportunity is offered to such person solely in his or her capacity as an officer or director of the Company and such opportunity is one the Company is financially able and legally and contractually permitted to undertake and would otherwise be reasonable for the Company to pursue.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions that are included in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be Computershare Trust Company.

Listing

Our Class A common stock is currently quoted on the OTC Pink Market under the symbol “IHTM”. We intend to apply to list our Class A common stock on the NASDAQ Global Select Market under the symbol “IHRT.”

SHARES ELIGIBLE FOR FUTURE SALE

Our Class A common stock currently trades in the pink sheets under the symbol “IHTM.” We intend to apply to list our Class A common stock on the NASDAQ Global Select Market under the symbol “IHRT.” We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of shares of our Class A common stock prevailing from time to time. Sales of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our Class A common stock.

Upon completion of this offering,                  shares of our Class A common stock,          shares of our Class B common stock and Special Warrants to purchase an additional          shares of our Class A common stock or Class B common stock will be issued and outstanding. If the underwriters exercise their option to purchase additional shares in full,                  shares of our Class A common stock,          shares of our Class B common stock and Special Warrants to purchase an additional          shares of our Class A common stock or Class B common stock will be issued and outstanding immediately after the completion of this offering.

Lock-Up Agreements

We and each of the selling stockholders, our officers and directors and certain other holders and beneficial owners of our Class A common stock, comprising          shares, or     %, of our Class A common stock in the aggregate on a fully diluted, as converted basis, have agreed, subject to certain exceptions, including sales made in satisfaction of certain redemption or liquidation requests, with the underwriters not to dispose of or hedge shares of our Class A common stock or Class B common stock, or securities convertible into or exchangeable for, or that represent the right to receive, shares of Class A common stock or Class B common stock prior to the date that is 180 days after the date of the underwriting agreement, except with the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC. See “Underwriting—Lock-Up Agreements.”

Rule 144

In general, under Rule 144 of the Securities Act (“Rule 144”), as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, are entitled to sell, upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Shares of Class A Common Stock and Class B Common Stock Issued in connection with the Reorganization Eligible for Future Sale

Pursuant to Section 1145 of the Bankruptcy Code, except as noted below, the offering, issuance and distribution of our Class A common stock, Class B common stock and Special Warrants pursuant to the Plan of Reorganization will be exempt from, among other things, the registration requirements of Section 5 of the Securities Act and any other applicable U.S. state or local law requiring registration prior to the offering, issuance, distribution, or sale of securities. The shares of our Class A common stock and Class B common stock and the Special Warrants issued in reliance on Section 1145 of the Bankruptcy Code will not be “restricted securities” as defined in Rule 144(a)(3) under the Securities Act, and will be freely tradable and transferable by any initial recipient thereof that (i) is not an “affiliate” of ours as defined in Rule 144(a)(1) under the Securities Act, (ii) has not been such an “affiliate” within 90 days of such transfer, and (iii) is not an entity that is an “underwriter” as defined in Section 1145(b) of the Bankruptcy Code.

Section 1145(b)(1) of the Bankruptcy Code defines an “underwriter” as any person who:

•

purchases a claim against, an interest in, or a claim for an administrative expense against the debtor, if that purchase is with a view to distributing any security received in exchange for such a claim or interest;

•	offers to sell securities offered under a plan of reorganization for the holders of those securities;

•

offers to buy those securities from the holders of the securities, if the offer to buy is (i) with a view to distributing those securities; and (ii) under an agreement made in connection with the plan of reorganization, the completion of the plan of reorganization, or with the offer or sale of securities under the plan of reorganization; or

•	is an issuer with respect to the securities, as the term “issuer” is defined in section 2(a)(11) of the Securities Act.

To the extent that persons who received Class A common stock issued under the Plan of Reorganization that are exempt from registration under the Securities Act or other applicable law by Section 1145 of the Bankruptcy Code are deemed to be “underwriters,” resales by those persons would not be exempted from registration under the Securities Act or other applicable law by Section 1145 of the Bankruptcy Code and may only be sold pursuant to a registration statement or pursuant to exemption therefrom, such as the exemption provided by Rule 144 under the Securities Act.

Whether or not any particular person would be deemed an “underwriter” with respect to our Class A common stock received pursuant to the Plan of Reorganization would depend upon various facts and circumstances applicable to that person. Accordingly, we express no view as to whether any particular person that received our Class A common stock pursuant to the Plan of Reorganization is deemed an “underwriter” with respect to such shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATION FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax consequences to holders of Class A common stock of owning and disposing of such Class A common stock. This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this information statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of this discussion. This discussion is not a complete description of all of the tax consequences associated with the ownership or disposition of Class A common stock and, in particular, does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to income tax. No ruling has been or will be obtained from the U.S. Internal Revenue Service (the “IRS”) regarding any matter discussed herein, and no guarantee or assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any aspect of this discussion.

This discussion is limited to persons who hold Class A common stock as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all the U.S. federal income tax consequences that may be relevant to such persons in light of their particular circumstances or to persons who may be subject to special treatment under U.S. federal income tax laws, such as: (1) tax-exempt organizations; (2) investors that hold their interests through pass-through entities; (3) non-U.S. persons or entities (other than as described below); (4) financial institutions, banks, and thrifts; (5) insurance companies; (6) broker-dealers and dealers in securities or currencies; (7) persons who hold Class A common stock as part of a hedge, straddle, wash sale, synthetic security, conversion transaction, or other integrated investment comprised of the Class A common stock and one or more investments; (8) persons who acquired Class A common stock in compensatory transactions; (9) persons who acquire Class A common stock through the exercise of employee stock options or otherwise as compensation for services; (10) traders in securities that elect mark-to-market; (11) persons subject to special tax accounting rules as a result of any item of gross income with respect to the Class A common stock being taken into account in an applicable financial statement (as defined in Section 451 of the Code); (12) regulated investment companies and REITs; (13) U.S. expatriates; (14) individuals subject to the alternative minimum tax provisions of the Code; or (15) persons who hold our Class A common stock on behalf other persons as nominees.

For purposes of this discussion, a “U.S. Person” is (1) an individual who is a citizen of the United States or who is resident in the United States for U.S. federal income tax purposes; (2) a corporation that is organized under the laws of the United States or any of its political subdivisions; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust that (i) is subject to the supervision of a court within the United States and is subject to the control of one or more “United States persons” as described in Section 7701(a)(30) of the Code, or (ii) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person. A “Non-U.S. Holder” is any person who owns shares of Class A common stock and who is not a U.S. Person or a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes). In the case of any Non-U.S. Holder who is an individual, the following discussion assumes that this individual was not formerly a United States citizen and was not formerly a resident of the United States for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Class A common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partner and the partnership. Holders of Class A common stock that are partnerships or partners in such partnerships are urged to consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of Class A common stock.

U.S. Federal Income Tax Consequences to Non-U.S. Holders of Owning and Disposing of

Class A Common Stock

Distributions on Class A Common Stock

Any distribution received by a Non-U.S. Holder with respect to shares of Class A common stock, other than certain distributions of our Class A common stock, should constitute a “dividend” for U.S. federal income tax. purposes on the day on which the dividends are actually or constructively received to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess should be treated first as a return of the Non-U.S. Holder’s adjusted basis in the Class A common stock; any remaining excess should be treated as gain from the sale or exchange of Class A common stock.

Subject to the discussion below under “U.S. Federal Income Tax Consequences to Non-U.S. Holders of Owning and Disposing of Class A Common Stock—FATCA” and “Backup Withholding and Information Reporting,” distributions from us that are treated as dividends will be subject to withholding of U.S. federal income tax at a rate of 30% or such lower rate as may be specified by an applicable U.S. income tax treaty. In order to obtain the benefit of any applicable U.S. income tax treaty, a Non-U.S. Holder must provide a properly executed IRS form (e.g., IRS Form W-8BEN, IRS Form W-8BEN-E, or such alternative or successor form as the IRS designates). Such forms generally would contain the Non-U.S. Holder’s name and address and a certification that such Non-U.S. Holder is eligible for the benefits of such tax treaty.

Dividends paid to a Non-U.S. Holder that are effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to U.S. Persons. Such effectively connected dividends will not be subject to U.S. withholding tax (including backup withholding discussed below) if the Non-U.S. Holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI (or such alternative or successor form as the IRS designates) certifying eligibility for exemption. If the Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Sale, Exchange, or Other Taxable Disposition of Class A Common Stock

Subject to the discussions below under “U.S. Federal Income Tax Consequences to Non-U.S. Holders of Owning and Disposing of Class A Common Stock—FATCA” and “Backup Withholding and Information Reporting,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•

the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale, exchange, or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•

our Class A common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and as a result such gain is treated as effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States.

A Non-U.S. Holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S.-source capital losses.

A Non-U.S. Holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to U.S. Persons unless an applicable income tax treaty provides otherwise. If the Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our Class A common stock is or continues to be “regularly traded on an established securities” (within the meaning of the U.S. Treasury Regulations) market, only a Non-U.S. Holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the Non-U.S. Holder’s holding period for the Class A common stock, more than 5% of our Class A common stock will be taxable on gain realized on the disposition of our Class A common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our Class A common stock were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a taxable disposition of our Class A common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. Holders are urged to consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A common stock.

FATCA

Under Sections 1471 to 1474 of the Code (commonly referred to as “FATCA”), U.S. federal withholding tax of 30% is generally imposed on dividend income paid on shares of a U.S. corporation and, on or after January 1, 2019 (but subject to the proposed U.S. Treasury Regulations as discussed below), on the gross proceeds paid from the sale or other disposition of such shares, to (1) a foreign financial institution (as the beneficial owner or as an intermediary for the beneficial owner), unless such institution (i) enters into, and is in compliance with, a withholding and information reporting agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or (ii) is a resident in a country that has entered into an intergovernmental agreement with the United States in relation to such withholding and information reporting and the financial institution complies with the related information reporting requirements of such country or (2) a foreign entity that is not a financial institution (as the beneficial owner or as an intermediary for the beneficial owner), unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. Person who directly or indirectly owns more than 10% of the entity, or such entity otherwise qualifies for an exemption from these rules. An intergovernmental agreement between the

United States and the applicable foreign country, or future U.S. Treasury Regulations or other guidance, may modify these requirements.

Withholding under FATCA generally will apply to payments of dividends on Class A common stock regardless of when such payments are made. While FATCA withholding obligations with respect to certain payments of U.S.-source interest, dividends and other fixed or determinable annual or periodical gains, profits and income are, as a general matter, currently effective, proposed U.S. Treasury Regulations have been issued that, when finalized, will provide for the repeal of the 30% withholding tax that would have applied to all payments of gross proceeds from the sale, exchange or other disposition of stock, bonds, or other property that could rise to dividends or interest occurring on or after January 1, 2019. In the preamble to the proposed U.S. Treasury Regulations, the government provided that taxpayers may rely upon this repeal until the issuance of final U.S. Treasury Regulations. Non-U.S. Holders are urged to consult with their own tax advisors regarding the application of FATCA to their ownership of Class A common stock.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends in respect of shares of Class A common stock or the proceeds received on the sale, exchange, redemption, or repurchase of shares of Class A common stock, paid to Non-U.S. Holders other than certain exempt recipients who, when required, demonstrate that they are entitled to an exemption. Any dividend payment made by us to a Non-U.S. Holder will be subject to backup withholding, unless the Non-U.S. Holder provides to us a certification, under penalties of perjury, that such Non U.S. Holder is entitled to an exemption from such withholding as set forth in the Code and the corresponding U.S. Treasury Regulations. Amounts withheld from Non-U.S. Holders under the backup withholding rules are generally allowable as a credit against the Non-U.S. Holder’s U.S. federal income tax liability (if any), and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

The foregoing discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences for Non-U.S. Holders with respect to Class A common stock. Prospective Non-U.S. Holders of Class A common stock are urged to consult their tax advisor to determine the tax effects to such person of owning and disposing of Class A common stock, including the application and effect of federal, state, local, non-U.S., and other tax laws.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares of Class A common stock indicated below:

Name	Number of Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their receipt and acceptance of the shares from us and the selling stockholders and subject to prior sale and to the underwriters’ right to reject any order in whole or in part. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

Prior to this offering, our Class A common stock is quoted on the OTC Pink Market under the symbol “IHTM,” but will not be listed on any exchange. We intend to apply to list our Class A common stock on the NASDAQ Global Select Market under the symbol “IHRT.”

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional shares of Class A common stock from us at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option to purchase additional shares is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

Directed Share Program

At our request, the underwriters have reserved up to              shares of Class A common stock, or up to             % of the shares offered by this prospectus, for sale at the initial public offering price through a directed share program to certain individuals associated with iHeartMedia.

The sales will be made at our direction by              and its affiliates through a directed share program. The number of shares of our Class A common stock available for sale to the general public in this offering will be reduced to the extent that such individuals purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered by this prospectus. Participants in this directed share program will not be subject to lockup or market standoff restrictions with respect to any shares of Class A common stock purchased through the directed share program. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the shares reserved for the directed share program.

Underwriting Discount and Commission

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                 shares of Class A common stock from us.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Underwriting discounts and commissions to be paid by the selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                . The estimated offering expenses payable by the selling stockholders, exclusive of the underwriting discounts and commissions, are approximately $                . We and the selling stockholders have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc. up to $                .

Lock-Up Agreements

We and each of our officers and directors have agreed with the underwriters, subject to certain exceptions, continuing through the date is 180 days after the date of the underwriting agreement (the “restricted period”), except with the prior written consent of the representatives on behalf of the underwriters, we and they will not:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or Class B common stock (collectively, the “Common Stock”), any other securities convertible into or exercisable or exchangeable for shares of Common Stock or any claim (as defined in Section 101(5) of the United States Bankruptcy Code) or portion thereof that is entitled to receive shares of Common Stock or any other securities convertible into or exercisable or exchangeable for Common Stock, in each case, pursuant to a plan of reorganization of the Company; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock,

whether any such transaction described above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters;

•

the issuance by the Company of shares of Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transactions by any person other than us relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is required or voluntarily made in connection with subsequent sales of the Common Stock or other securities acquired in such open market transactions; or

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Common Stock, provided that (i) such plan does not provide for the transfer of Common Stock during the restricted period and (ii) no public announcement or filing (including under Section 16(a) of the Exchange Act) is required or will be voluntarily made in connection with such during the restricted period.

The selling stockholders and certain other holders and beneficial owners of our Class A common stock have agreed with the underwriters, subject to certain exceptions, continuing through the restricted period, except with the prior written consent of the representatives on behalf of the underwriters, they will not:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any other securities convertible into or exercisable or exchangeable for shares of Common Stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock,

whether any such transaction described above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. In addition, each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, such person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters;

•

transactions relating to shares acquired in this offering or in open market transactions after the completion of this offering; provided that no filing under Section 16(a) of the Exchange Act is required or will be voluntarily made in connection with such transfer during the restricted period;

•

transfers of shares as a bona fide gift or not involving a change in beneficial ownership; provided that the (i) such transferee becomes subject to the restrictions described in the immediately preceding paragraph and (ii) no filing under Section 16(a) of the Exchange Act is required or will be voluntarily made in connection with such transfer during the restricted period;

•

distributions or transfers of shares to direct or indirect affiliates, partners, members, managers or other equity holders; provided that the (i) such transferee becomes subject to the restrictions described in the immediately preceding paragraph and (ii) no filing under Section 16(a) of the Exchange Act is required or will be voluntarily made in connection with such transfer during the restricted period;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Common Stock, provided that (i) such plan does not provide for the transfer of Common Stock during the restricted period and (ii) no filing under Section 16(a) of the Exchange Act is required or will be voluntarily made in connection with such during the restricted period;

•	the sale of shares to satisfy one or more redemption or liquidation requests made in connection with certain liquidity obligations of such person; or

•

transfers of any or all shares pursuant to a bona fide merger, consolidation or similar transaction occurring after this offering and approved by our Board made to all holders of the Common Stock involving a change of control.

On a fully diluted, as converted basis,              shares, or         %, of our Class A common stock in the aggregate are subject to the lock-up agreements described above. The representatives, in their sole discretion, may release the Common Stock and other securities subject to the lock-up agreements described above in whole or in part at any time. In addition, in the event that the representatives grant an early release to any beneficial owner of our Common Stock subject to a lock-up agreement that beneficially owns shares of Common Stock that, in the aggregate, exceed a specified percentage of our then-outstanding Class A common stock on a fully diluted, as converted basis, then certain other lock-up parties shall also be granted an early release, on the same terms, from their obligations on a pro rata basis, subject to certain exceptions.

Stabilization

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the underwriters’ option to purchase additional shares. The underwriters can close out a covered short sale by exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under their option to purchase additional shares. The underwriters may also sell shares in excess of their option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

Electronic Prospectus

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading and market-making, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments, which may include shares of our Class A common stock, shares of our Class B common stock or our Special Warrants. Such investment and securities activities may involve our securities and instruments. In particular, certain of the underwriters and/or affiliates thereof are lenders under our New Term Loan Facility that will be partially repaid with the proceeds of this offering. As such, certain of the underwriters, or affiliates thereof, will receive a portion of the proceeds from this offering. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Immediately prior to this offering, our Class A common stock was quoted on the OTC Pink Market, and there was a limited public market for our Class A common stock. The public offering price for this offering was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. An active trading market for our Class A common stock may not develop. It is possible that after this offering the Class A common stock will not trade in the public market at or above the offering price.

LEGAL MATTERS

The validity of the Class A common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Davis Polk  & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of iHeartMedia, Inc. as of December 31, 2018 and 2017, and for each of the three years in the period ended December 31, 2018, incorporated by reference in this Registration Statement and Prospectus have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon incorporated herein by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-1 with the SEC with respect to our Class A common stock being distributed as contemplated by this prospectus. This prospectus is a part of and does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to us and our Class A common stock, please refer to the Registration Statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. Information contained on any website referenced in this prospectus does not and will not constitute a part of this prospectus or the Registration Statement on Form S-1 of which this prospectus is a part.

In addition, we are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, we file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information are be available at the website of the SEC, which is http://www.sec.gov. You may request a copy of any of our filings with the SEC at no cost, by writing or telephoning us at the following address:

iHeartMedia, Inc.

20880 Stone Oak Parkway

San Antonio, Texas 78258

We and the underwriters have not authorized any person to provide you with different information or to make any representation not contained or incorporated by reference in this prospectus. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

The SEC allows us to incorporate by reference the information contained in documents that we file with them. We are incorporating by reference into this prospectus the documents listed below:

•	our Quarterly Report on Form 10-Q filed with the SEC on April 25, 2019;

•	our Annual Report on Form 10-K filed with the SEC on March 5, 2019 and our Annual Report on Form 10-K/A filed with the SEC on March 29, 2019;

•	item 13, “Certain Relationships and Related Transactions, and Director Independence” of our Annual Report on Form 10-K/A filed with the SEC on May 11, 2018;

•	the section entitled “Certain Relationships and Related Party Transactions” in our proxy statement on Schedule 14A filed with the SEC on April 19, 2017; and

•	our Current Reports on Form 8-K filed with the SEC on January 28, 2019, February 13, 2019, March 28, 2019 and May 2, 2019 and on Form 8-K/A filed with the SEC on May 7, 2019.

By incorporating documents by reference into this prospectus, we can disclose important information to you by referring you to such documents, which are considered part of this prospectus.

Any statement contained in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports that have been incorporated by reference in this prospectus but not delivered with the prospectus.

CONSOLIDATED FINANCIAL STATEMENTS

For our audited historical financial statements as of and for the years ended December 31, 2018, 2017 and 2016, please refer to Item 8, Financial Statements of our 2018 Annual Report. For our unaudited historical financial statements as of and for the three month periods ended March 31, 2019 and 2018, please refer to Part I of our 2019 Q1 Quarterly Report.

F-1

ANNEX A - INVESTOR PRESENTATION

A-1

Investor Presentation

MAY 2019

AMERICA'S #1 AUDIO MEDIA COMPANY

REACHING 9 OUT OF 10 AMERICANS EVERY MONTH

RADIO • DIGITAL • SOCIAL • PODCASTS • INFLUENCERS • DATA • EVENTS

AMERICA'S #1 AUDIO MEDIA COMPANY RADIO • DIGITAL • SOCIAL • PODCASTS • INFLUENCERS • DATA • EVENTS REACHING 9 OUT OF 10 AMERICANS EVERY MONTH Investor Presentation MAY 2019

Before you invest, you should read the entire prospectus to which this presentation relates, and you should not rely on this presentation in isolation. This presentation constitutes a part of the prospectus to which it is attached and may not be distributed or circulated separately from the prospectus. This presentation contains statements about future events and expectations that constitute forward-looking statements, including statements about the Company’s expectations for future financial performance and future leverage. Forward-looking statements are based on the Company’s beliefs, assumptions and expectations of industry trends, future financial and operating performance and growth plans, taking into account information currently available to the Company. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward looking statements and you should not place undue reliance on such statements. Factors that could contribute to these differences include, but are not limited to, the factors described in “Risk Factors” in the prospectus to which this presentation is attached. Words such as “anticipates”, “believes”, “continues”, “estimates”, “expects”, “goal”, “objectives”, “intends”, “may”, “opportunity”, “plans”, “potential”, “near-term, “long-term”, “projections, “assumptions”, “projects”, “guidance”, “forecasts”, “outlook”, “target”, “trends”, “should”, “could”, “would”, “will” and similar expressions are intended to identify such forward-looking statement. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. The presentation includes disclosures of Adjusted EBITDA and Adjusted EBITDA Margin. Reconciliations of consolidated net income (loss) to Adjusted EBITDA are presented in the Appendix to this presentation. Adjusted EBITDA and Adjusted EBITDA Margin are not determined in accordance with GAAP and should not be considered in isolation or as an alternative to net income, income from operations, net cash provided by operating, investing or financing activities or other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. Adjusted EBITDA and Adjusted EBITDA Margin should be considered as a measure of discretionary cash available to us to invest in the growth of our business. While Adjusted EBITDA and Adjusted EBITDA Margin are frequently used as a measure of operating performance and the ability to meet debt service requirements, and are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. Our presentation of Adjusted EBITDA and Adjusted EBITDA Margin should not be construed as an inference that our future results will be unaffected by unusual items. For more information regarding our non-GAAP financial measures, including the reasons why our management believe their presentation provides useful information to investors and the additional purposes for which our management uses such non-GAAP financial measures, see “Certain Non-GAAP Financial Measures” in the prospectus to which this presentation is attached. Market data and industry information, including projections, assumptions and estimates of the future performance of the industry used throughout this presentation are based on management’s knowledge of the industry and the good faith estimates of management. We also relied, to the extent available, upon management’s review of independent industry surveys and publications and other publicly available information prepared by a number of third party sources. All of the market data and industry information used in this presentation involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. Although we believe that these sources are reliable as of their respective dates, we have not verified the accuracy or completeness of this information from independent sources. In addition, this information involves important risks, uncertainties and assumptions, including those discussed above, which could cause results to differ materially. Disclaimer

iHeartMedia Today

#1 Audio Media Company in the U.S.[3]

PF 2018A FINANCIALS	**$3.6 Billion** PF Revenue[1]	**($2.3) Million** PF Net Loss[1]	**~$1.0 Billion** PF Adj. EBITDA[1]	
REACH[2]	**275M** US Monthly Broadcast Reach	**146M** Social Followers	**128M** Registered iHeartRadio Users	**165M** Monthly Podcast Downloads and Streams
DISTRIBUTION	**848** Owned Broadcast Radio Stations	**800+** Station & Personality Websites	**250+** Listening Platforms	**20,000+** Events

[3] Based on Consumer Reach

3

iHeart MEDIA

iHeartMedia Today 146M Social Followers 275M US Monthly Broadcast Reach REACH2 165M Monthly Podcast Downloads and Streams 20,000+ Events 848 Owned Broadcast Radio Stations DISTRIBUTION 250+ Listening Platforms 800+ Station & Personality Websites PF 2018A FINANCIALS 128M Registered iHeartRadio Users #1 Audio Media Company in the U.S.3 1 Pro Forma 2018 financials give effect to the Separation and Reorganization as if they had occurred on January 1, 2018; Adjusted EBITDA is a Non-GAAP financial measure. See appendix for adjusted EBITDA reconciliation to the most directly comparable GAAP metrics 2Fall 2018 Nielsen Audio Nationwide- Monthly Reach People 6+; Shareablee March 2019, Includes fans and followers of iHeartMedia's stations, brands, and personalities; Podtrac Ranker March 2019(GLOBAL DOWNLOADS & STREAMS) 3Based on Consumer Reach ~$1.0 Billion PF Adj. EBITDA1 ($2.3) Million PF Net Loss1 $3.6 Billion PF Revenue1

Investment Highlights Audio is hot, it’s a diversified, resilient, and growing market with two distinct growth sectors – Radio for companionship and Music Collection to escape the world 01 Unique local + national sales structure, plus proprietary data, analytics, and advertising technology, facilitate growth of ad spend across multi-platforms 04 02 Unparalleled reach and engagement create a unique leadership position for iHeartMedia 03 iHeartRadio master brand creates value across all product platforms and revenue streams 05 Resilient revenue base combined with additional high-growth revenue streams High operating leverage drives expanding margin, strong cash flows from operating activities and free cash flow generation 06 Highly experienced and proven management team and board of directors 07

Multi-Platform Audience/Usage (Millions)
#1
275
125
80
#1
165
61
#1
146
28
9
8
#1
DIGITAL RADIO
52M
81M
71
38
#1
21
#1
17
250
200
150
100
50
0
BROADCAST RADIO²
COMMERCIAL PODCASTS³
SOCIAL⁴
DIGITAL AUDIO STREAMING⁵
YOUTUBE⁶
SNAP⁷
NON - AD ENABLED AUDIENCE

5

iHeartMedia is America’s #1 Audio Media Company1 And the Only True Multi-Platform Audio Company (1) Based on Consumer Reach, (2) Broadcast Radio; Fall 2018 Nielsen Audio Nationwide- Monthly Reach People 6+, (3) Commercial Podcasts; Podtrac Ranker March 2019(GLOBAL DOWNLOADS & STREAMS) (4) Social; Shareablee March 2019, Includes fans and followers of iHeartMedia's stations, brands, and personalities, (5) Digital Audio Streaming; comScore media-metrix; total audience March 2019; Pandora and Spotify SEC Filings,(6) Youtube; YouTube Analytics dashboard March 2019 (7) Snap; Snapchat Discover Dashboard March 2019 (global) NON - AD ENABLED AUDIENCE BROADCAST RADIO2 DIGITAL AUDIO STREAMING5 SOCIAL4 YOUTUBE6 COMMERCIAL PODCASTS3 SNAP7 52M 81M #1 #1 #1 #1 #1 DIGITAL RADIO #1 Multi-Platform Audience/Usage (Millions)

iHeart Also Has the Greatest Reach Among U.S. Media Companies… Source: (1) Digital (Google, Facebook, Spotify, Pandora and Sound Cloud) comScore Media Metrix, March 2019, multi-platform universe; Unique Visitors: People 6+. Facebook presented including Instagram, and Google presented including YouTube; Time Spent: People 18+, average daily time spent Derived from average monthly minutes per visitor, measurement by comScore. Facebook presented excluding Instagram and Google presented excluding YouTube; (2) TV (CBS, NBC, ABC, Fox, and MTV) Nielsen NPOWER, March 2019, 6-minute qualifier, Live+Same Day, Monday - Sunday 6:00 AM - 6:00 AM; Monthly reach: People 6+(3) Broadcast Radio(iHeartMedia, Entercom,and Cumulus) Fall 2018 Nielsen Audio Nationwide – Monday - Sunday 12:00 AM - 12:00 AM; Monthly Reach: People 6+; Daily Time Spent: People 18+, Derived from iHeartMedia Average Quarter Hour Share of People Using Radio applied to Daily Time Spent with Radio per Nielsen US Monthly Reach P6+ (Millions) :30 :25 :18 ...And The Highest Engagement Daily Time Spent (Minutes)

Note: Metrics represent overall industry/market growth and are not measures of iHeart's own results or performance Source: Streaming: Statista Digital Music: Music Streaming Users 2018 vs. 2016; Podcasts, Edison “Infinite Dial 2019” Weekly Listeners 2019 vs. 2017; Music Festivals: Nielsen Music 360 2018 – Music Festival Attendance; Smart Speakers: Voicebot 2018 vs 2016 Streaming +44% Podcasts +47% Music Festivals +114% Smart Speakers +2,500% Audio is Hot! 2 YEAR GROWTH %

Two *Very Different* Growth Segments in Audio…

Radio

"COMPANIONSHIP"

JOIN THE WORLD

Curation

Information

Trust

Live + Human + Conversation

Constant Presence

Music Collection

"ME TIME"

ESCAPE THE WORLD

Library

Tools

Control

Ease of Play

Selected Moments

iHeart MEDIA

8

Two Very Different Growth Segments in Audio… Radio “COMPANIONSHIP” JOIN THE WORLD Curation Trust Information Constant Presence Live + Human + Conversation Music Collection ESCAPE THE WORLD “ME TIME” Library Control Tools Selected Moments Ease of Play

…iHeart Is Built On The Companionship Segment

Radio	Music Collection
"COMPANIONSHIP"	"ME TIME"
Broadcast Radio; Satellite Radio; Podcasts; Streaming Broadcast Radio	Streaming Music Services; Music Downloads; CD Player
Segment Leader: iHeart MEDIA	*Segment Leaders*: Spotify, pandora, MUSIC
Strong Economics for Radio	Strong Economics for Music Industry

9

…iHeart Is Built On The Companionship Segment Radio Music Collection Music Downloads Streaming Music Services CD Player Broadcast Radio Satellite Radio Streaming Broadcast Radio Podcasts Segment Leaders Segment Leader Strong Economics for Radio Strong Economics for Music Industry “COMPANIONSHIP” “ME TIME”

…And Consumers Agree Radio is About Companionship, Music Discovery and is Complementary to their Music Collection 1 Bridge Ratings Study, Radio Listening Positives 2 “Power of Personality & State of Listening” Study, iHeartMedia, August 2017; Base: Americans, aged 18-44, who listen weekly to AM/FM radio via regular radio or streaming. Q11. To what extent do you personally agree or disagree with the following statements about music and FM radio? Percentage Strongly/Somewhat/Slightly Agree: (Among Total) of listeners explicitly use broadcast radio for companionship1 of listeners2 say they “listen to both FM radio and music collections, but at different times, for different reasons” of listeners2 including those using on demand services mainly discover new music through FM radio of listeners2 perceive a deep connection with a favorite radio personality. This makes them value their opinion and are more likely to purchase a product they recommend Agree Radio And Music Collection Are Different Use Radio To Build Their Music Collection Deeply Connected To Radio Talent Explicitly Seek Companionship 86% 86% 80% 75%

…And has the Most Distributed Listener Base 1Nielsen Act1 PUR DMA, Fall 18, P12+ MSu12m12m and Triton JAN’18- DEC’18. Excludes podcast listening and satellite radio 2Nielsen Audio Nationwide, Spring 2018, P6+ 3Edison Research. “Share of Ear Q4 – Q2 2017.” Persons 18+ Radio has the Largest Share of Listening… Radio is 84% of Listening versus Streaming Digital Audio at 16%1 BROADCAST RADIO STREAMING VS 75% of iHeartMedia listening comes from 34% of Audience2 Distributed Listenership Concentrated Listenership 72% of Pandora listening comes from 5% of Audience3 73% of Spotify listening comes from 3% of Audience3

% of Population Using Broadcast Radio Weekly Broadcast Radio Is Resilient with Consumers and Advertisers 1 RADAR Time Spent Listening Per Week Report Arbitron: Monday-Sunday 24 Hours / Persons 12+; Nielsen Comparable Metrics Report 4Q 2016 – 2Q 2017, P18+ 2 Nielsen Total Audience Report 2018 – 3Q 2018 Average 3 Nielsen Total Audience Report, Q2 2018 4 Census, 2010 5 Aggregated industry estimates from sources including Magna, Kagan, a media research group within S&P Global Market Intelligence, Zenith, and Equirus Gross U.S. Radio Advertising Spend5 Radio weekly reach has been steady for decades, and today is 90%+ for Millennials and ~90% for Gen Z2 In comparison, TV weekly reach has dropped to 86% for total U.S. adult population and 73% for Millennials2 Audio allows for multi-tasking that eyes do not: more than 80% of TV viewers report using other digital devices while watching TV3 Free and easy to use; and ubiquitous with1B radios in the U.S.4 Large and Stable Consumer Platform with Consistent 90%+ Reach Over Last ~50 Years1 Resilience of Broadcast Radio With Advertisers Reflects its Attractiveness as a Platform

IN-CAR REACH
2011
2018
TRADITIONAL AM/FM RADIO 84% 84%
CD PLAYER 68% 46%
MP3/CELLPHONE AUDIO 24% 40%
DIGITAL FILES ON HARD/FLASH DRIVE 5% 23%
PANDORA 6% 19%
PODCASTS 17%
SIRIUSXM SATELLITE RADIO 8% 15%
AUDIOBOOKS 9% 15%
INFOTAINMENT SYSTEM 13%
IHEARTRADIO 13%
SPOTIFY 13%
DVD PLAYER 11% 12%
NPR ONE 9%
STREAMED AM/FM RADIO 4% 8%
CASSETTE PLAYER 11% 5%
APPLE CARPLAY 4%
ANDROID AUTO 2%

AM/FM Accounts for 67% of In-Car Listening

Other 2%
Streaming Audio 5%
Owned Music 7%
SiriusXM 17%
AM/FM Radio 67%

13

iHeart MEDIA

Source: Edison Research - Share of Ear P18+. What Percent of In-Car Audio Consumers Use Each Platform in a Typical Day; YouTube for music and music videos Only; AM/FM Radio includes over the air and radio streams; Streaming Audio includes pure play such as Pandora, Spotify, and others 2018 2011 IN-CAR REACH TRADITIONAL AM/FM RADIO CD PLAYER MP3/CELLPHONE AUDIO DIGITAL FILES ON HARD/FLASH DRIVE PANDORA PODCASTS SIRIUSXM SATELLITE RADIO AUDIOBOOKS INFOTAINMENT SYSTEM IHEARTRADIO SPOTIFY DVD PLAYER NPR ONE STREAMED AM/FM RADIO CASSETTE PLAYER APPLE CARPLAY ANDROID AUTO Broadcast Radio’s Resilience Is Also Evident in the Car 2% Streaming Audio Owned Music Radio Reach has Been Consistent; Declining CD Player & Cassette Player Usage Fuels Streaming Growth AM/FM Accounts for 67% of In-Car Listening Other SiriusXM

Digital is Quantifiably Incremental Listening for Broadcast Radio

BROADCAST RADIO

+13 MILLION

New Listeners In The Last Decade

236M
249M
2008
2018

INTERNET RADIO

+127 MILLION

New Listeners In The Last Decade

33M
160M
2008
2018

14

Digital is Quantifiably Incremental Listening for Broadcast Radio Source; Broadcast: Nielsen Audio DMA, Spring ’08 – 3Q18 Total Audience Report, Weekly reach P12+ audience Internet Radio: Edison “Infinite Dial” 2018, P12+ audience; Weekly Online Audio Listening +13 MILLION BROADCAST RADIO INTERNET RADIO New Listeners In The Last Decade New Listeners In The Last Decade +127 MILLION 2008 2018 2008 2018

Audio is Hot With Advertisers P&G, an Industry Case Study: We’re exposing substantial opportunities and reducing wasteful spending to reinvest into better performing media including TV, radio and outdoor. Yes, what’s old is new again. Mark Pritchard Procter & Gamble, Chief Brand Officer Speech to Association of National Advertisers, April-2019 “After return to radio, P&G posts strongest growth in five years.” - Inside Radio October-2018 10x Increase in total Radio ad spend ($6.4M in 2016 to $69.0M in 2018)1 1Media Monitors, April 2019. Media Monitors is a division of RCS, our broadcast and webcast software subsidiary

iHeart Business Model

Create

Engaged Consumer Relationships

Monetize

Rent Relationships to Clients

16

iHeart Business Model OUR PRODUCT STRATEGY Engaged Consumer Relationships Create Monetize Rent Relationships to Clients Be Everywhere Our Listeners Are, With the Products and Services They Expect Provide transactional ad sales plus marketing solutions that leverage our consumer reach and trust

Track-Record of iHeart Broadcast Radio Outperformance vs. Industry

LTM Revenue; Indexed to 1/2010
135
120
105
90
2010
2012
2014
2016
2018
iHeartMedia
~340 bps Q1 2019 outperformance
Industry Ex-iHeartMedia

Growing Revenue from Priority Accounts

10% CAGR
from Top 250
2014
2018

Success Using Digital Tools to Drive Incremental Spend

4x
More Spend
Only Broadcast
Local Broadcast + Digital

Highly Captive and Engaged Audience

146M
~5x
Greater Engagement
78M
28M
iHeart MEDIA
NETFLIX
Spotify

17

iHeart MEDIA

Demonstrated Success Capturing Audio Ad Dollars and Increasing Share of Radio Ad Spend 1Miller Kaplan. Pro-forma for changes in methodology over time. Indexed to March 2019 2 Shareablee March 2019, Includes fans and followers of iHeartMedia's stations, brands, and personalities. Netflix represents fans and followers on Instagram, Facebook and Twitter as of May 2019 3 Source: Internal iHeartMedia data. As of April 2019 ~200 bps of average annual outperformance in Broadcast Radio since 20101 Industry Ex-iHeartMedia iHeartMedia More social media fans than next closest audio company2 Greater Engagement ~5x Highly Captive and Engaged Audience Track-Record of iHeart Broadcast Radio Outperformance vs. Industry More spend with iHeartMedia by local clients who bought local digital extension products vs. those that only bought broadcast in 20193 Only Broadcast Local Broadcast + Digital More Spend 4x Success Using Digital Tools to Drive Incremental Spend Growing Revenue from Priority Accounts 10% CAGR Revenue Generated From iHeart’s Top 250 Customers in 2018 Grew at a ~10% CAGR since 2014 from Top 250 ~340 bps Q1 2019 outperformance LTM Revenue; Indexed to 1/2010

Master Brands
iHeart RADIO
Product Brand Examples

iHeart Is One of The Major Consumer Audio Brands

Aided Brand Awareness[2]
iHeart RADIO
82%
35%
89%
85%
MUSIC 81%
72%
2012
2018

18

iHeart MEDIA

The iHeart Radio Master Brand Enables High-Value and Cohesive Multi-Platform Business 1 AskSuzy Survey Dec 2018; iHeartMedia “Influencer Marketing,” 2 PSOS & iHeartMedia Brand Tracker. Aided Awareness. Q1 2012 and Q4 2018 iHeart Is One of The Major Consumer Audio Brands All products combined under one master brand Stations benefit from greater than 20% increase in perceived quality by being under the iHeart Master Brand1 Product Brand Examples Master Brands 89% 85% Aided Brand Awareness2 72% 81%

iHeart's Multi-Platform Capabilities Drive Differentiated Advertising Solutions

iHeartMedia Platforms
Broadcast Radio
Networks
Digital / New Devices
Podcast
Social
Sponsorship & Events
Audio & Media Services

The Consumer is Our Guide in Building New Platforms

19

iHeart’s Multi-Platform Capabilities Drive Differentiated Advertising Solutions Networks Sponsorship & Events Digital / New Devices Social Podcast Broadcast Radio Audio & Media Services iHeartMedia Platforms The Consumer is Our Guide in Building New Platforms

REACH	EXTEND	EXPLORE	CONNECT	MOBILIZE	AMPLIFY
	+ 	+ 	+ 	+ 	+ 
275M	**128M**	**165M**	**250+**	**20K+**	**146M**
Broadcast Listeners Every Month	**Registered Users** Through Digital & Mobile	**Monthly Downloads and Streams** #1 Commercial Podcaster	**Platforms** & **Thousands** of Connected Devices	**Events** Across Markets & Formats	**Fans** Through Social Media

20

iHeart MEDIA

Using its Multiple Platforms, iHeart is the Only Media Company That Can: Source: Listeners: Fall 2018 Nielsen Audio Nationwide – Monday - Sunday 12:00 AM - 12:00 AM – Monthly Reach – People 6+; Fans: Shareablee March 2019, Includes fans and followers of iHeartMedia's stations, brands, and personalities; iHeartMedia Internal Reporting March 2019; Podtrac Podcast Industry Ranking March 2019, Global Downloads and Streams REACH EXTEND CONNECT MOBILIZE AMPLIFY EXPLORE 275M Broadcast Listeners Every Month 128M Registered Users Through Digital & Mobile 250+ Platforms & Thousands of Connected Devices 146M Fans Through Social Media 20K+ Events Across Markets & Formats 165M Monthly Downloads and Streams #1 Commercial Podcaster + + + + +

Broadcast Radio | Networks | Digital / New Devices | Podcast | Sponsorship & Events | Audio & Media Services

848 OWNED + OPERATED **STATIONS** IN **~160 MARKETS**

Top 160 Markets
Station Groups Ranked #1[1]
90
60
30
0
71
14
15
iHeartMedia
Entercom
Cumulus
>4x More
Top 50 Markets
30
20
10
0
28
8
2
iHeartMedia
Entercom
Cumulus
>3x More

21

iHeart MEDIA

Leading, Nation-Wide Broadcast Radio Footprint is the Foundation for iHeart’s Multi-Platform Success 1Nielsen Audio/Act1, Average Quarter Hour Persons, 2018 annual average, Adults 18-49, Monday - Sunday 6:00 AM -12:00 AM. Station groups include market stations, except parent metro ranks applied to embedded markets Top 160 Markets The Only U.S. Radio Broadcaster With National Reach… … Plus is #1 In More Markets for Audience Listening Share >3x More >4x More Station Groups Ranked #11 Top 50 Markets Sponsorship & Events Audio & Media Services Broadcast Radio Digital / New Devices Podcast Networks OWNED + OPERATED STATIONS 848 MARKETS ~160 IN

Broadcast Radio | Networks | Digital / New Devices | Podcast | Sponsorship & Events | Audio & Media Services

Average Audience Size (M)[1]
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
4.6
~2x
More
2.4
1.7
0.6
0.6
iHeart MEDIA
Entercom
CUMULUS
townsquare
COXMEDIA GROUP

Total Listening Hours (M)[2]
180
160
140
120
100
80
60
40
20
0
164
~7x
More
24
20
4
3
iHeart MEDIA
Entercom
CUMULUS
SALEM MEDIA GROUP

22

iHeart MEDIA

iHeartMedia’s Lead Over Radio Broadcasters Increases Across Other Platforms 1 Broadcast: Nielsen Audio, ACT1, Nationwide Fall 19, Mon-Su 6a-12m, P12+ 2 Digital: Triton Top 20 Ranker DEC’18 iHeartMedia Has the Largest Average Broadcast Radio and Digital Audiences ~2x More Evidence of Unique Multi-Platform Advantage Sponsorship & Events Audio & Media Services Broadcast Radio Digital / New Devices Podcast Networks

Broadcast Radio | Networks | Digital / New Devices | Podcast | Sponsorship & Events | Audio & Media Services

Our Industry Leading Networks Create Additional Reach & Revenue

	premiere NETWORKS	Total Traffic & Weather Network
LEADERSHIP	Leading content syndicator with personalities such as Ryan Seacrest, Rush Limbaugh, Sean Hannity, Elvis Duran, etc.	#1 Source of real-time traffic and weather content on broadcast radio, provides access to almost every American commuter
MONTHLY REACH (LISTENERS)[1]	250M+	210M+
AFFILIATES (INCLUDING IHEARTMEDIA)	6,000+	2,100+
IHEARTMEDIA SHARE OF NETWORK[2]	63%	70%

RYAN SEACREST

RUSH LIMBAUGH

BOBBY BONES

THE BREAKFAST CLUB
BREAKFAST CLUB

DELILAH

ELVIS DURAN

COLIN COWHERD

23

iHeart MEDIA

Our Industry Leading Networks Create Additional Reach & Revenue 1 Nielsen, Act1 Reach P12+. 2 Nielsen, Act1 P18-49. Leading networks create and syndicate content to affiliates beyond iHeart’s Owned and Operated Stations IHEARTMEDIA SHARE OF NETWORK2 63% 70% 6,000+ 2,100+ AFFILIATES (INCLUDING IHEARTMEDIA) 250M+ 210M+ MONTHLY REACH (LISTENERS)1 Leading content syndicator with personalities such as Ryan Seacrest, Rush Limbaugh, Sean Hannity, Elvis Duran, etc. #1 Source of real-time traffic and weather content on broadcast radio, provides access to almost every American commuter LEADERSHIP RUSH LIMBAUGH ELVIS DURAN RYAN SEACREST BOBBY BONES BREAKFAST CLUB DELILAH COLIN COWHERD Sponsorship & Events Audio & Media Services Broadcast Radio Digital / New Devices Podcast Networks

New Technology Expands Listening 2,500% CAGR2 in smart speaker penetration (2016 – 2018) AM/FM radio is one of the top reported activities on smart speakers Leading position on Alexa 128M Registered Users on the iHeartRadio Service and App on over 250 platforms and 2,000 different connected devices 162% YoY growth1 in iHeart Smart Speaker Total Listening Hours 50% higher than industry average 1Triton Digital, “New data shows radio listening on smart speakers has doubled,” Triton January 2019 vs 2018 2Smart Speakers: Voicebot 2018 vs 2016 Sponsorship & Events Audio & Media Services Broadcast Radio Digital / New Devices Podcast Networks

Broadcast Radio | Networks | Digital / New Devices | Podcast | Sponsorship & Events | Audio & Media Services

#1 Commercial Podcaster In the U.S.

Diversifies Revenue; Extends Brand And Listening

GLOBAL DOWNLOADS & STREAMS (M)
US UNIQUE MONTHLY AUDIENCE (M)
175 19
165 18
70 8
61 7
55 8
33 6
28 5
40 5
42 4
32 4
npr
iHeart MEDIA
PRX
The New York Times
WONDERY
SERIAL
ESPN
DAILY WIRE

MONSTER
THE RON BURGUNDY PODCAST
DISGRACELAND
STUFF YOU SHOULD KNOW PODCAST
Business unusual
ELVIS DURAN ON DEMAND
THE HERD
FOX SPORTS RADIO
THE BREAKFAST CLUB
LABEL DEFIERS
spit

ORIGINAL PODCASTS

ON-DEMAND RADIO BROADCASTS

BRANDED CONTENT

iHeart MEDIA

25

Source: Podtrac, March 2019

#1 Commercial Podcaster In the U.S. Source: Podtrac, March 2019 iHeart scale accelerates distribution and promotes leadership in new content Podcast publisher and platform—attractive economics for publisher iHeart publishes three types of podcasts: original podcasts, on-demand radio (broadcast to podcast), and branded content (advertiser sponsored) GLOBAL DOWNLOADS & STREAMS (M) US UNIQUE MONTHLY AUDIENCE (M) Diversifies Revenue; Extends Brand And Listening BRANDED CONTENT ON-DEMAND RADIO BROADCASTS ORIGINAL PODCASTS Sponsorship & Events Audio & Media Services Broadcast Radio Digital / New Devices Podcast Networks 175 165 70 61 55 33 28 40 42 32 19 18 8 7 8 6 5 5 4 4

Broadcast Radio | Networks | Digital / New Devices | Podcast | Sponsorship & Events | Audio & Media Services

iHeart Has the Most Recognized Events...

IHEARTRADIO MUSIC FESTIVAL 59%
IHEARTRADIO MUSIC AWARDS 58%
COACHELLA 54%
LOLLAPALOOZA 52%
IHEARTRADIO COUNTRY FESTIVAL 39%
BURNING MAN 35%
IHEARTRADIO JINGLE BALL 30%
AUSTIN CITY LIMITS 25%
SXSW 21%
BONNAROO 21%
0%
30%
60%
90%
IHEARTRADIO EVENTS
NON-IHEARTRADIO EVENTS

...And the Most Coveted Events[1]

Music Festivals People Would Most Like To Attend

AUSTIN CITY LIMITS
bonnaroo
SXSW
Burning Man Project
lollapalooza
COACHELLA
1%
4%
5%
8%
13%
24%
iHeart RADIO 44%

iHeart has 20,000 Local and National Events

Source: IPSOS Brand Awareness Tracking 4Q 2018

26

iHeart MEDIA

iHeart has 20,000 Local and National Events Live Events Mobilize iHeart Consumers and Provide Additional Revenue Streams iHeart Has the Most Recognized Events… …And the Most Coveted Events1 IHEARTRADIO COUNTRY FESTIVAL BURNING MAN IHEARTRADIO MUSIC FESTIVAL IHEARTRADIO MUSIC AWARDS COACHELLA LOLLAPALOOZA IHEARTRADIO JINGLE BALL AUSTIN CITY LIMITS SXSW BONNAROO IHEARTRADIO EVENTS NON-IHEARTRADIO EVENTS Captivated, Highly Targeted Audience Directly Tied to Broadcast Radio Platform Source: IPSOS Brand Awareness Tracking 4Q 2018 144% of People Aged 13-49 Would Most Like to Attend an iHeart Event. Base sizes range between n=180 and n=413 depending on event awareness. iHeartRadio events include Jingle Ball, iHeartRadio Music Festival, iHeartRadio Awards, iHeartRadio Pool Party, iHeartRadio Country Festival Music Festivals People Would Most Like To Attend Sponsorship & Events Audio & Media Services Broadcast Radio Digital / New Devices Podcast Networks

Broadcast Radio | Networks | Digital / New Devices | Podcast | Sponsorship & Events | Audio & Media Services

KATZ RADIO GROUP

INDUSTRY LEADING RADIO NATIONAL SALES REP FIRM

Katz Radio Group represents **more than**

80%+

of Non-iHeartMedia National Radio Advertising[1]

KATZ TELEVISION GROUP

INDUSTRY LEADING TV SALES REP FIRM

Katz TV Group represents

~40%

of Independent TV Industry [2]

800 TV stations and their digital platforms

Excluding O&Os and Cable

Monetizing iHeart's Technology Beyond O&O Platforms

RCS Sound Software

LEADING PROVIDER OF BROADCAST AND WEBCAST SOFTWARE

9,000+

radio station clients and other media services worldwide

RCS Provides station automation, scheduling, audio recognition

27

iHeart MEDIA

1As estimated by the Company based on data from BIA 2As estimated by the Company, and confirmed by TVB Katz Radio Group represents more than of Non-iHeartMedia National Radio Advertising1 INDUSTRY LEADING RADIO NATIONAL SALES REP FIRM 80%+ Katz TV Group represents of Independent TV Industry 2 INDUSTRY LEADING TV SALES REP FIRM Excluding O&Os and Cable ~40% LEADING PROVIDER OF BROADCAST AND WEBCAST SOFTWARE 9,000+ radio station clients and other media services worldwide Audio and Media Services Extend iHeart’s Revenue Opportunities Beyond iHeartMedia-Owned Platforms Monetizing iHeart’s Technology Beyond O&O Platforms 3,100+ stations, including Entercom and Cumulus, plus digital services such as Spotify 800 TV stations and their digital platforms RCS Provides station automation, scheduling, audio recognition Sponsorship & Events Audio & Media Services Broadcast Radio Digital / New Devices Podcast Networks

Revenue Growth Drivers Increase Share of Radio Ad Spend Extend Leadership in Podcasting to Grow Revenue Capture Advertising Spend from TV and Digital Drive Sponsorship Revenue

Unique Capabilities to Deliver Growth OUR PRODUCT STRATEGY Unique Local + National Sales Force Data, Analytics and Technology Across All Platforms ~2,000 sales professionals across ~160 markets Local also sells national and other products Account-specific strategies to grow radio spend and deliver multi-platform marketing solutions (not just transactional sales) Technology makes iHeart’s broadcast radio inventory digital-like In-house developed SmartAudio product for highly targeted advertising solutions Jelli ad tech infrastructure provides marketplace for digital-like buying experience Significant first party data sources; supplemented by aggregated third party data

Data, Analytics & Tech | Market Opportunity | Radio Ad Spend | Podcasting Spend | Other Medium Spend | Sponsorship Spend

Data: SmartAudio

Provides the data and analytics

SMART AUDIO VALUE

Use **impressions** across broadcast radio Nielsen demos

SMART AUDIO MATCH

Sync HeartMedia audiences and **advertiser audiences** to **DATA MATCH**

SMART AUDIO TARGET

Target audiences and **cohorts matched**

SMART AUDIO PROOF

LARGE FIRST-PARTY DATA PLATFORM

128M	800+	146M	7M
REGISTERED USERS DATABASE	STATION AND PERSONALITY WEBSITES	SOCIAL FOLLOWERS[1]	NEWSLETTER RECIPIENTS

Ad Tech: Jelli

Provides the Ad Tech Infrastructure (DSP and SSP)

- **Audience buying marketplace**
- **Private marketplaces**
- **Expressway from Katz**

RADIO STATIONS
JELLI APPLIANCE
RADIOSPOT ADSERVER

30

iHeart MEDIA

Proprietary Data & Analytics Platform Allows iHeart to Sell Broadcast Inventory Like Digital Inventory Data: SmartAudio Provides the data and analytics Audience buying marketplace Private marketplaces Expressway from Katz Ad Tech: Jelli Provides the Ad Tech Infrastructure (DSP and SSP) RADIO STATIONS JELLI APPLIANCE RADIOSPOT ADSERVER LARGE FIRST-PARTY DATA PLATFORM Use impressions across broadcast radio Nielsen demos Target audiences and cohorts matched Sync HeartMedia audiences and advertiser audiences to DATA MATCH Measure results : web lift, social lift, telephone response, retail lift, sales lift 128M REGISTERED USERS DATABASE 800+ STATION AND PERSONALITY WEBSITES 146M SOCIAL FOLLOWERS1 7M NEWSLETTER RECIPIENTS Sponsorship Spend Market Opportunity Podcasting Spend Other Medium Spend Radio Ad Spend Data, Analytics & Tech 1Shareablee March 2019, Includes fans and followers of iHeartMedia's stations, brands, and personalities

Data, Analytics & Tech | Market Opportunity | Radio Ad Spend | Podcasting Spend | Other Medium Spend | Sponsorship Spend

Available Major Revenue Pools
Expand iHeart's TAM

2018 US Advertising Revenue
$19B
$24B
$0.4B
$68B
$83B
RADIO (Incl. Digital Audio)
SPONSORSHIP
PODCASTS
TELEVISION
INTERNET ADVERTISING
Audio & Sponsorship Assets
Audio Substitution & Non-Audio Products

31

iHeart MEDIA

Source: Aggregated industry estimates from sources including MAGNA, Zenith, Kagan, a media research group within S&P Global Market Intelligence, and Equirus. Sponsorship ad spend based on IEG 2018 Sponsorship Report and Jack Myers Tomorrow Today, Advertising, Shopper Marketing & Trade Communications Spending Data and Forecast 2000-2020 Report, 2017 and 2020 (March 2018) 2018 US Advertising Revenue Audio & Sponsorship Assets Audio Substitution & Non-Audio Products Available Major Revenue Pools Expand iHeart’s TAM (Incl. Digital Audio) Sponsorship Spend Market Opportunity Podcasting Spend Other Medium Spend Radio Ad Spend Data, Analytics & Tech

Data, Analytics & Tech | Market Opportunity | Radio Ad Spend | Podcasting Spend | Other Medium Spend | Sponsorship Spend

Opportunity to Increase Broadcast Revenue

Radio is Under Monetized Relative to Other Mediums

Given Superior ROI, Radio Pricing has Upside Potential[1]

CPM Estimates By Media
40
35
30
25
20
15
10
5
0
$18
$3
OOH Bulletins
$10
$5
Radio
$20
$8
Print Magazines
$32
$9
OOH Airports
$35
$15
Podcasts
$35
$15
Digital Video
$27
$23
Network TV (Primetime)
$40
$25
Print News-papers
$36
$32
Spot TV (Primetime)

Broadcast Radio Delivers an 8:1 ROI[4]

Broadcast Radio Revenue Under-Indexes Consumer Usage

Share of Time Spent[2]
Share of Revenue[3]
INTERNET (MOBILE)
34%
INTERNET (DESKTOP)
5%
17%
43%
LIVE + TIME-SHIFTED TV
~2x Upside
RADIO
LIVE + TIME-SHIFTED TV
41%
10%
17%
33%
INTERNET (DESKTOP)
INTERNET (MOBILE)

32

iHeart MEDIA

1 Source: Radio, Podcasts, and Digital Video – Internal estimates based on internal iHeartMedia data and estimates by the iHeartMedia sales team. All Others: Peter J. Solomon Company; July 2016. “How much does a billboard cost?” 2 Time Spent – Nielsen Total Audience Report Q2 2018. Excludes non-ad-supported mediums including DVD / Blu Ray and gaming consoles 3 Share of revenue: aggregated industry sources including MAGNA, Kagan, a media research group within S&P Global Market Intelligence, and Zenith 4 ROI: Nielsen studies Broadcast Radio Revenue Under-Indexes Consumer Usage Given Superior ROI, Radio Pricing has Upside Potential1 Opportunity to Increase Broadcast Revenue CPM Estimates By Media OOH Bulletins Radio Print Magazines OOH Airports Podcasts Digital Video Network TV (Primetime) Print News- papers Spot TV (Primetime) ~2x Upside LIVE + TIME-SHIFTED TV INTERNET (DESKTOP) INTERNET (MOBILE) INTERNET (MOBILE) LIVE + TIME-SHIFTED TV RADIO INTERNET (DESKTOP) Broadcast Radio Delivers an 8:1 ROI4 Radio is Under Monetized Relative to Other Mediums Sponsorship Spend Market Opportunity Podcasting Spend Other Medium Spend Radio Ad Spend Data, Analytics & Tech

Data, Analytics & Tech | Market Opportunity | Radio Ad Spend | Podcasting Spend | Other Medium Spend | Sponsorship Spend

Podcasting is The Newest Strategic Audio Platform

Strong Consumer Adoption and Growth Momentum

Reaches
90 Million
Now as large as leading streaming music services
32%
9%
2008
2019

33

Podcasting is The Newest Strategic Audio Platform 1The Infinite Dial 2019 Edison Research and Triton Digital 2IAB. "Full Year 2017 Podcast Ad Revenue Study:An Analysis of the US Podcast Advertising Industry." June 2018 US Podcasting advertising revenue expected to grow 110% to $659MM by 20202 Extends radio-like experience to on-demand Keeps the consumer connected to radio and companionship Develops relationships with new audio talent Unique and differentiated advertising solution with superior CPMs Strong Consumer Adoption and Growth Momentum Reaches 90 Million Now as large as leading streaming music services Sponsorship Spend Market Opportunity Podcasting Spend Other Medium Spend Radio Ad Spend Data, Analytics & Tech % Of Total U.S. Population 12+ That Listened to a Podcast in the Last Month1

Data, Analytics & Tech | Market Opportunity | Radio Ad Spend | Podcasting Spend | Other Medium Spend | Sponsorship Spend

Who:
Light TV Viewers

According to a New Nielsen Study **44%**[1] Of Americans are Light TV Viewers

Challenge:
Difficult to Reach

Light TV Viewers Represent Only **9%** Of Total TV Time Spent

Solution:
AM/FM Radio

AM/FM Radio Reaches **90%** Of Light TV Viewers

Illustrative Light TV Opportunity ($B)

$66B
44%[1]
of Americans are Light TV Viewers
$29B
Light TV Revenue Shift Opportunity
US TV Advertising (excluding digital & OTT)
Revenue Associated With Light TV Viewing

34

iHeart MEDIA

1 Nielsen PPM March/April 2018, P18-49 2 Based on aggregated industry estimates from sources including Zenith, MAGNA, and Kagan, a media research group within S&P Global Market Intelligence. OTT Ad Revenue: January 2019 Winterberry Group report titled "Outlook for Data Driven Marketing: First Look 2019.” as cited by eMarketer 3 Scarborough Research. PRIME Lingo--Crosstab Report. Market/Release: Scarborough USA+ (Current 6 Months Only) 2017 Release 2 Total (Dec 2016 - Nov 2017). Light TV Revenue Shift Opportunity $2B+ Who: Light TV Viewers 44% According to a New Nielsen Study Of Americans are Light TV Viewers 9% Light TV Viewers Represent Only Of Total TV Time Spent Challenge: Difficult to Reach Solution: AM/FM Radio 90% AM/FM Radio Reaches Of Light TV Viewers AM/FM Reaches America’s Population of Light TV Viewers: A New $29B Opportunity2 Stable Reach Allows iHeart to Capture Share from TV Advertising Pool; “Light TV” Presents Significant Opportunity Illustrative Light TV Opportunity ($B) At 90%, Broadcast Radio’s reach is ~2X that of Digital Video3 Sponsorship Spend Market Opportunity Podcasting Spend Other Medium Spend Radio Ad Spend Data, Analytics & Tech

Data, Analytics & Tech | Market Opportunity | Radio Ad Spend | Podcasting Spend | Other Medium Spend | Sponsorship Spend

Also, Radio Can Improve Results and Lower Ad Cost

A18-49	Illustrative Scenario 1: Base Case	Illustrative Scenario 2: 10% Budget Reduction
Illustrative Budget	$7.5M	$6.75M
% TV Spend	*100%*	*~80%*
% Radio Spend	*0%*	*~20%*
Reach %	**49%**	**79%**

+30%

35

iHeart MEDIA

Source: Nielsen Television June 2017, A18-49, Reach and Frequency, Total U.S., Live+Same Day, Estimated Budget Based on Kantar Media TV Data, - June 2017 Radio schedule based on iHeartMedia National Broadcast Assets; Fall 2017 Nielsen Audio Nationwide – Mon-Su 12m-12m – Monthly Reach – P6+ Also, Radio Can Improve Results and Lower Ad Cost Adjusting Advertising Mix to Radio Reduces Advertisers’ Cost and Increases Reach Sponsorship Spend Market Opportunity Podcasting Spend Other Medium Spend Radio Ad Spend Data, Analytics & Tech A18-49 Illustrative Scenario 1: Base Case Illustrative Scenario 2: 10% Budget Reduction Illustrative Budget $7.5M $6.75M % TV Spend % Radio Spend 100% 0% ~80% ~20% Reach % 49% 79% +30%

Digital Advertisers Value Scale, Trust, and Differentiated Insights and Analytics—iHeart Delivers on All Three to Capture Digital Advertising Spend 1 Fall 2018 Nielsen Audio Nationwide- Monthly Reach People 6+ 2 AskSuzy Survey Dec 2018; iHeartMedia “Influencer Marketing,” April 2018 3 Scarborough USA+ 2018 Release 4 Median of industry sources including Zenith, MAGNA and Kagan 5 Facebook: 2018 FY Earnings Transcript Disclosure Scale #1 Reach of any media company and leading multi-platform audio company1 ~2,000 national and local sales professionals Data & Technology SmartAudio and Jelli allow iHeart to make broadcast inventory like digital Local digital offerings (SLATE) enable us to meet more advertiser needs Soon-to-launch self-service opens up 11M3 previously underserved small-medium businesses beyond iHeartMedia’s current ~60k clients Trust Radio is the most trusted medium2 Radio is 2X more trustworthy than social media2 And iHeartMedia is 2X more trustworthy than the next 2 largest radio broadcasters2 Opportunity $83B Internet advertising market4 Long-tail self-serve market opportunity pioneered by digital giants – 7M5 advertisers on Facebook platform Sponsorship Spend Market Opportunity Podcasting Spend Other Medium Spend Radio Ad Spend Data, Analytics & Tech

Data, Analytics & Tech | Market Opportunity | Radio Ad Spend | Podcasting Spend | Other Medium Spend | Sponsorship Spend

NATIONAL

LOCAL

37

National and Local Events Provide Significant Opportunity to Grow Sponsorship Revenue 20,000 National and Local Events High Profile Entry Point for New Advertisers Strong Benefits For Sponsorship Partners: Strong Artist Access Brand Content Valuable IP at Retail TV & Streaming Partnerships Massive Social Engagement Sponsorship Spend Market Opportunity Podcasting Spend Other Medium Spend Radio Ad Spend Data, Analytics & Tech

Broadcast Networks Digital Sponsorship & Events Audio & Media Services 2018A REVENUE 1 $2,264M $583M $284M $201M $258M 2018A % OF TOTAL2 63% 16% 8% 6% 7% iHeartMedia Revenue Streams 1 2018A revenue streams are derived from iHeartMedia historical accounting records underlying total historical revenues for iHM and Other segments, as disclosed in iHeartMedia’s annual report on Form 10-K for fiscal year 2018. Non-platform specific revenues of $22 million are not shown 2 2018A revenue stream percentages are calculated based on $3,611 million total historical revenues for iHM and Other segments in the aggregate, as disclosed in iHeartMedia’s annual report on Form 10-K for fiscal year 2018 iHeart’s Powerful Financial Model Resilient revenue base + additional high growth revenue streams High operating leverage Strong cash flows from operating activities and superior FCF growth + =

iHeart has a History of Broadcast Radio Outperformance

LTM Revenue Index to 2010

As Measured by Miller Kaplan in 75-80 Markets

LTM Revenue Index to 2010
130.0
125.0
120.0
115.0
110.0
105.0
100.0
95.0
90.0
Jan-10
Jun-10
Nov-10
Apr-11
Sep-11
Feb-12
Jul-12
Dec-12
May-13
Oct-13
Mar-14
Aug-14
Jan-15
Jun-15
Nov-15
Apr-16
Sep-16
Feb-17
Jul-17
Dec-17
May-18
Oct-18
Mar-19
124.3
91.7
IHEARTMEDIA
INDUSTRY EX-IHEARTMEDIA

Q1'19 outperformance of ~340 bps

....

39

iHeart MEDIA

History of average annual outperformance in Broadcast Radio of +200 bps since 2010 Q1’19 outperformance of ~340 bps ……… Source: Miller Kaplan. Pro-forma for changes in methodology over time. Indexed to January 2010. As of March 31, 2019 iHeart has a History of Broadcast Radio Outperformance IHEARTMEDIA INDUSTRY EX-IHEARTMEDIA LTM Revenue Index to 2010 As Measured by Miller Kaplan in 75-80 Markets 124.3 91.7

Strong Recent Momentum

YoY Quarterly Revenue Growth

iHM Segment [1]

1.6%
2.5%
2.9%
Q3 18
Q4 18
Q1 19

YoY Quarterly Operating Income Growth

iHM Segment [1]

7.5%
24.6%
29.6%
Q3 18
Q4 18
Q1 19

40

iHeart MEDIA

Strong Recent Momentum 18 straight quarters of iHM segment revenue growth until bankruptcy in Q2 2018 YoY Quarterly Revenue Growth iHM Segment 1 YoY Quarterly Operating Income Growth iHM Segment 1 1 iHM Segment represents iHeartMedia Inc.’s historically reported iHM business segment. It does not include the historically reported business segment called Other, which included Katz Media

iHeart Board of Directors

Adds Experience, Guidance and Resources

BOB PITTMAN

Chairman of the Board and CEO

RICH BRESSLER

President, COO and CFO

JAY RASULO

Lead Director

KAMAKSHI SIVARAMA-KRISHNAN

GARY BARBER

BRAD GERSTNER

SEAN MAHONEY

Plus senior management teams with experience from: Microsoft, RollingStone, viacom, MTV, America Online, Google, Yahoo!, TimeWarner

41

iHeart MEDIA

SEAN MAHONEY BRAD GERSTNER RICH BRESSLER BOB PITTMAN JAY RASULO GARY BARBER KAMAKSHI SIVARAMA-KRISHNAN iHeart Board of Directors Adds Experience, Guidance and Resources Chairman of the Board and CEO Lead Director President, COO and CFO Plus senior management teams with experience from:

Investment Highlights Audio is hot, it’s a diversified, resilient, and growing market with two distinct growth sectors – Radio for companionship and Music Collection to escape the world 01 Unique local + national sales structure, plus proprietary data, analytics, and advertising technology, facilitate growth of ad spend across multi-platforms 04 02 Unparalleled reach and engagement create a unique leadership position for iHeartMedia 03 iHeartRadio master brand creates value across all product platforms and revenue streams 05 Resilient revenue base combined with additional high-growth revenue streams High operating leverage drives expanding margin, strong cash flows from operating activities and free cash flow generation 06 Highly experienced and proven management team and board of directors 07

Appendix

Post-Emergence Debt ($M) Maturity Interest Rate Pro Forma 3/31/2019 New ABL Facility(~$390M Undrawn Capacity)1 2023 LIBOR + 0.25% - 0.75% (base rate) / 1.25% - 1.75% (eurocurrency rate) 0 New Term Loan Facility 2026 LIBOR + 4.00% (base rate) / 4.00% (eurocurrency rate) 3,487 New Senior Secured Notes 2026 6.375% 800 New Senior Unsecured Notes 2027 8.375% 1,450 Other Debt 2 59 Subsidiary Preferred Stock 59 Total Post-Emergence Debt 5,855 PF 2018 Net Loss (2) PF 2018 Adjusted EBITDA3 976 Total Post Emergence Debt to PF 2018 Adjusted EBITDA3 6.0x 1 As of March 31, 2019, on a pro forma basis, we would have had no amounts drawn under the New ABL Facility and ~$390mm availability. The $450M facility backstops ~$60M in letters of credit, which reduces available borrowing capacity 2 Other debt includes lease obligations, subsidiary notes payable, and contract obligations 3Pro Forma 2018 financials give effect to the Separation and Reorganization as if they had occurred on January 1, 2018; Adjusted EBITDA is a Non-GAAP financial measure. See appendix for adjusted EBITDA reconciliation to the most directly comparable GAAP metrics Primary proceeds from IPO to be used for deleveraging Debt Capitalization

Fiscal Year Ended December 31 ($M) 2016PF 2017PF 2018PF Consolidated Net Loss (354) (656) (2) % YoY Growth NM NM % Margin (10%) (18%) – Income Tax (Benefit) Expense (127) (177) 26 Interest Expense 1,475 1,484 405 Depreciation & Amortization 291 275 416 EBITDA 1,285 927 845 Other (Income) Expense, Net 16 49 24 Gain on Extinguishment of Debt (158) (1) – Equity in (Earnings) Loss of Nonconsolidated Affiliates 15 2 – Impairment Charges 1 6 33 Other Operating (Income) Expense, Net 1 (9) 9 Share-Based Compensation 3 2 35 Restructuring and Reorganization Expenses 39 44 30 Adjusted EBITDA 1,202 1,019 976 Reconciliation of Non-GAAP Items 1 Pro Forma for Separation 2 Pro Forma for Separation and Reorganization 1 2 1 1 2 1

                Shares

iHeartMedia, Inc.

Class A Common Stock

P R O S P E C T U S

Goldman Sachs & Co. LLC

Morgan Stanley

                    , 2019

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”), filing fee.

SEC registration fee		$12,120
FINRA filing fee		$15,500
listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*

Total expenses	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the General Corporation Law of the State of Delaware (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws will provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified.

We have entered into indemnification agreements with each of our directors. The indemnification agreements provide the directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

Item 15. Recent Sales of Unregistered Securities.

We have not sold any securities within the past three years that were not registered under the Securities Act.

On May 1, 2019, the Company issued the following classes of equity securities that were distributed to certain shareholders:

•	56,861,941 shares of Class A common stock, par value $0.001 per share;

•	6,947,567 shares of Class B common stock, par value $0.001 per share; and

•	Special Warrants to purchase 81,453,648 shares of Class A common stock or Class B common stock.

Prior to the completion of the offering to which this registration statement relates, our Class A common stock will be quoted on the OTC Pink Market under the symbol “IHTM”.

On the May 1, 2019, pursuant to the Plan of Reorganization, iHeartCommunications distributed to certain shareholders an aggregate of 294,457,155 shares of common stock of CCOH that were held by certain of its subsidiaries prior to the Separation and issued two warrants to two affiliated shareholders to purchase an aggregate 31,269,762 shares of CCOH. The warrants will be exercised when the shareholder receive approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, to acquire the shares (the “CCOH Warrants”). Each warrant is exercisable for $1.00 in the aggregate with respect to all shares subject to the warrant.

The Class A common stock, the Class B common stock, the Special Warrants and the CCOH Warrants were issued under the Plan of Reorganization pursuant to the exemption from the registration requirements of the Securities Act, under Section 1145 of the Bankruptcy Code.

In addition, on May 1, 2019, pursuant to the Plan of Reorganization, iHeart Operations issued the 60,000 shares of iHeart Operations Preferred Stock to CCH pursuant to the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof. CCH then resold such shares pursuant to the exemption from the registration requirements of the Securities Act provided by the so-called Section 4(a)(1-1/2).

Item 16. Exhibits and Financial Statement Schedules.

(i)	Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(ii)	Financial statement schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Document

1.1*	Form of Underwriting Agreement.

2.1	Modified Fifth Amended Joint Chapter 11 Plan of Reorganization of iHeartMedia, Inc. and its Debtor Subsidiaries Pursuant to Chapter 11 of the Bankruptcy Code, dated January 22, 2019 (incorporated by reference to Exhibit 2.1 to iHeartMedia, Inc.’s Current Report on Form 8-K filed on January 28, 2019).

3.1	Fifth Amended and Restated Certificate of Incorporation of iHeartMedia, Inc. (incorporated by reference to Exhibit 3.1 of iHeartMedia Inc.’s Current Report on Form 8-K filed on May 2, 2019).

3.2	Second Amended and Restated Bylaws of iHeartMedia, Inc. (incorporated by reference to Exhibit 3.2 of iHeartMedia Inc.’s Current Report on Form 8-K filed on May 2, 2019).

4.1	Indenture, dated as of May 1, 2019, by and among iHeartCommunications, Inc., iHeartMedia Capital I, LLC, as guarantor, the subsidiary guarantors party thereto, and U.S. Bank National Association, as trustee and collateral agent, governing the 6.375% Senior Secured Notes due 2026 (incorporated by reference to Exhibit 4.1 of iHeartMedia Inc.’s Current Report on Form 8-K filed on May 2, 2019).

4.2	Form of 6.375% Senior Secured Notes due 2026 (incorporated by reference to Exhibit A to Exhibit 4.1 of iHeartMedia, Inc.’s Current Report on Form 8-K filed with the SEC on May 2, 2019).

4.3	Indenture, dated as of May 1, 2019, by and among iHeartCommunications, Inc., iHeartMedia Capital I, LLC, as guarantor, the subsidiary guarantors party thereto, and U.S. Bank National Association, as trustee, governing the 8.375% Senior Notes due 2027 (incorporated by reference to Exhibit 4.3 of iHeartMedia Inc.’s Current Report on Form 8-K filed on May 2, 2019).

4.4	Form of 8.375% Senior Notes due 2027 (incorporated by reference to Exhibit A to Exhibit 4.3 of iHeartMedia, Inc.’s Current Report on Form 8-K filed with the SEC on May 2, 2019).

4.5	Warrant Agreement, dated as of May 1, 2019, by and between iHeartCommunications and Computershare, Inc. and Computershare Trust Company, N.A., as warrant agent (incorporated by reference to Exhibit 4.5 of iHeartMedia Inc.’s Current Report on Form 8-K filed on May 2, 2019).

4.6	Form of Warrant Certificate (incorporated by reference to Exhibit A-2 to Exhibit 4.5 of iHeartMedia, Inc.’s Current Report on Form 8-K filed on May 2, 2019).

4.7	Specimen Class A common stock certificate.

4.8	Specimen Class B common stock certificate.

4.9	Voluntary Conversion Agent Agreement, dated as of May 1, 2019, between iHeartMedia, Inc. and Computershare Trust Company, N.A. and Computershare Inc., governing the conversion of shares of Class B common stock for shares of Class A common stock.

5.1*	Opinion of Kirkland & Ellis LLP.

10.1	Settlement and Separation Agreement, dated as of March 27, 2019, between iHeartMedia, Inc., iHeartCommunications, Inc., Clear Channel Holdings, Inc. and Clear Channel Outdoor Holdings, Inc. (incorporated by reference to Exhibit 10.1 of Clear Channel Outdoor Holdings, Inc.’s Current Report on Form 8-K filed on March 28, 2019).

10.2	Amendment, dated as of April 24, 2019, to the Settlement and Separation Agreement, dated as of March 27, 2019, by and among Clear Channel Holdings, Inc., Clear Channel Outdoor Holdings, Inc., iHeartCommunications, Inc. and iHeartMedia, Inc. (incorporated by reference to Exhibit 10.2 of iHeartMedia, Inc.’s Quarterly Report on Form 10-Q filed on April 25, 2019).

10.3	Transition Services Agreement, dated as of May 1, 2019, by and among iHeartMedia, Inc., iHeartMedia Management Services, Inc., iHeartCommunications, Inc. and Clear Channel Outdoor Holdings, Inc. (incorporated by reference to Exhibit 10.1 to Clear Channel Outdoor Holdings, Inc.’s Current Report on Form 8-K filed on May 2, 2019).

Exhibit No.	Document

10.4	Tax Matters Agreement, dated as of May 1, 2019, by and among iHeartMedia, Inc., iHeartCommunications, Inc., iHeart Operations, Inc., Clear Channel Holdings, Inc., Clear Channel Outdoor Holdings, Inc. and Clear Channel Outdoor, LLC (incorporated by reference to Exhibit 10.2 to Clear Channel Outdoor Holdings, Inc.’s Current Report on Form 8-K filed on May 2, 2019).

10.5	ABL Credit Agreement, dated as of May 1, 2019, by and among iHeartMedia Capital I, LLC, iHeartCommunications, Inc., as borrower, the other guarantors party thereto from time to time, Citibank, N.A., as Administrative Agent and Collateral Agent, and the lenders party thereto, governing the New ABL Facility (incorporated by reference to Exhibit 10.5 of iHeartMedia, Inc.’s Current Report on Form 8-K filed on May 2, 2019).

10.6	ABL Intercreditor Agreement, dated as of May 1, 2019, by and among Citibank, N.A., as Tern Loan Collateral Agent and Designated Junior Priority Representative, U.S. National Bank Association, as Notes Collateral Agent, each additional junior priority representative party thereto, iHeartMedia Capital I, LLC, iHeartCommunications, Inc. and the other grantors party thereto (incorporated by reference to Exhibit 10.6 of iHeartMedia, Inc.’s Current Report on Form 8-K filed on May 2, 2019).

10.7	Credit Agreement, dated as of May 1, 2019, by and among iHeartMedia Capital I, LLC, iHeartCommunications, Inc., as borrower, the other guarantors party thereto from time to time, Citibank, N.A., as Administrative Agent and Collateral Agent, and the lenders party thereto, governing the New Term Loan Facility (incorporated by reference to Exhibit 10.7 of iHeartMedia, Inc.’s Current Report on Form 8-K filed on May 2, 2019).

10.8	First Lien Intercreditor Agreement, dated as of the Effective date, by and among Citibank, N.A., as Credit Agreement Agent, U.S. National Bank Association, as Senior Notes Collateral Agent and each additional collateral agent from time to time party thereto, iHeartMedia Capital I, LLC, iHeartCommunications, Inc. and the other grantors party thereto (incorporated by reference to Exhibit 10.8 of iHeartMedia Inc.’s Current Report on Form 8-K filed on May 2, 2019).

10.9	Revolving Loan Agreement, dated as of May 1, 2019, by and among iHeartCommunications, Inc. and Clear Channel Outdoor, LLC and Clear Channel International, Ltd. (incorporated by reference to Exhibit 10.3 to Clear Channel Outdoor Holdings, Inc.’s Current Report on Form 8-K filed on May 2, 2019).

10.10	Certificate of Designation of Series A Perpetual Preferred Stock of iHeart Operations filed with the office of the Secretary of State of the State of Delaware on April 30, 2019 and effective as of May 1, 2019 (incorporated by reference to Exhibit 10.10 of iHeartMedia, Inc.’s Current Report on Form 8-K filed on May 2, 2019).

10.11	Series A Investors Rights Agreement, dated as of May 1, 2019, by and among iHeart Operations, iHeartCommunications, the Company and the purchaser listed therein (incorporated by reference to Exhibit 10.11 of iHeartMedia Inc.’s Current Report on Form 8-K filed on May 2, 2019).

10.12	iHeartMedia, Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of iHeartMedia, Inc.’s Current Report on Form 8-K/A filed on May 7, 2019).

10.13	Form of Non-Employee Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.3 of iHeartMedia, Inc.’s Current Report on Form 8-K/A filed on May 7, 2019).

10.14	Form of Employee Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.5 of iHeartMedia, Inc.’s Current Report on Form 8-K/A filed on May 7, 2019).

10.15	Form of Non-Employee Director Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.4 of iHeartMedia, Inc.’s Current Report on Form 8-K/A filed on May 7, 2019).

10.16	Form of Employee Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.6 of iHeartMedia, Inc.’s Current Report on Form 8-K/A filed on May 7, 2019)

Exhibit No.	Document

10.17	Amended and Restated Employment Agreement, dated as of January 13, 2014 between Robert Pittman and iHeartMedia, Inc. (incorporated by reference to Exhibit 10.1 to the iHeartMedia, Inc. Current Report on Form 8-K filed on January 13, 2014).

10.18	Amendment to Amended and Restated Employment Agreement, dated as of May 1, 2019, between iHeartMedia Inc. and Robert W. Pittman (incorporated by reference to Exhibit 10.7 of iHeartMedia, Inc.’s Current Report on Form 8-K/A filed on May 7, 2019).

10.19	Employment Agreement by and between iHeartMedia, Inc. and Richard J. Bressler, dated July 29, 2013 (incorporated by reference to Exhibit 10.1 to the iHeartMedia, Inc. Current Report on Form 8-K/A filed on August 2, 2013).

10.20	Amendment to the Employment Agreement, dated as of May 1, 2019, between iHeartMedia Inc. and Richard J. Bressler (incorporated by reference to Exhibit 10.8 of iHeartMedia, Inc.’s Current Report on Form 8-K/A filed on May 7, 2019).

10.21	Form of Indemnification Agreement, between iHeartMedia, Inc. and its directors (incorporated by reference to Exhibit 10.1 of iHeartMedia, Inc.’s Current Report on Form 8-K/A filed on May 7, 2019).

21.1*	List of Subsidiaries.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

24.1	Powers of Attorney (included on signature page).

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on May 9, 2019.

iHeartMedia, Inc.

By:	/s/ Richard J. Bressler
Name:	Richard J. Bressler
Title:	President, Chief Financial Officer and Director

***

POWER OF ATTORNEY

The undersigned directors and officers of iHeartMedia, Inc. hereby appoint each of Richard J. Bressler, Scott D. Hamilton and Paul M. McNicol, as attorney-in-fact for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-1 and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities indicated on May 9, 2019.

Signature	Title

/s/ Robert W. Pittman Robert W. Pittman	Chief Executive Officer and Chairman (Principal Executive Officer)

/s/ Richard J. Bressler Richard J. Bressler	President, Chief Financial Officer and Director (Principal Financial, Chief Operating Officer)

/s/ Scott D. Hamilton Scott D. Hamilton	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)

/s/ Gary Barber Gary Barber	Director

/s/ Brad Gerstner Brad Gerstner	Director

/s/ Sean Mahoney Sean Mahoney	Director

Signature	Title

/s/ James A. Rasulo James A. Rasulo	Director

/s/ Kamakshi Sivaramakrishnan Kamakshi Sivaramakrishnan	Director